Exhibit 99.1

USE OF NON-U.S. GAAP FINANCIAL MEASURES AND OTHER METRICS
Overview
This offering memorandum contains various financial measures and ratios that are not required by, or presented in accordance with, U.S. generally accepted accounting principles (“U.S. GAAP”), SEC Regulation S-X or any other generally accepted accounting principles, and which may not be comparable with similarly titled measures used by others in our industry (collectively, the “non-U.S. GAAP financial measures and other metrics”). The non-U.S. GAAP financial measures have not been audited or reviewed by external auditors, consultants, independent experts or other third parties. We include these non-U.S. GAAP financial measures and other metrics in this offering memorandum because we believe that they support meaningful comparison from period to period of the underlying performance of our business. Furthermore, we believe that some of these non-U.S. GAAP financial measures and other metrics are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance.
There are no generally accepted principles governing the calculation of the non-U.S. GAAP financial measures and other metrics and the criteria upon which these measures are based can vary from company to company. The non-U.S. GAAP financial measures and other metrics, by themselves, do not provide a sufficient basis to compare our performance with that of other companies and should not be considered in isolation or as alternatives to revenue, profit/(loss) before tax or cash flow from operating, investing and financing activities, as derived in accordance with U.S. GAAP or any other financial or performance measure derived in accordance with U.S. GAAP, and should not be considered as being indicative of operating performance or as a measure of our profitability or liquidity. Such measures should be considered only in addition to, and not as a substitute for or superior to, financial information prepared in accordance with U.S. GAAP included elsewhere in this offering memorandum. The non-U.S. GAAP financial measures and other metrics are not intended to be indicative of our future results. Prospective investors are cautioned not to place undue reliance on the non-U.S. GAAP financial measures and other metrics and are advised to review them in conjunction with the Aspen Financial Statements included elsewhere in this offering memorandum.
Non-U.S. GAAP Financial Measures
The principal non-U.S. GAAP financial measures used to evaluate our performance, which are presented in this offering memorandum, include the following:
“Accident year ex-cat net loss ratio” means net losses (calculated as losses and loss adjustment expenses, including ceded recoveries) excluding catastrophe losses and prior-year reserve movements incurred in the period divided by net earned premiums in the same period excluding catastrophe-related reinstatement premiums. We believe this ratio supports meaningful comparisons from period to period of the underlying performance of our business segments.
We have, for this purpose, defined catastrophe losses:
▪
in 2019 as losses associated predominately with Typhoons Faxai and Hagibis, Hurricane Dorian, storms in Australia, Indian monsoons and other weather-related events;

▪
in 2018 as losses associated predominantly with Hurricanes Florence and Michael in the United States, Typhoon Jebi in Japan, Winter Storm Friederike in Europe, U.K. winter storms, wildfires in California and other U.S. and Asian weather-related events;

▪
in H1 2020 as losses associated with the COVID-19 crisis (which we have established reserves for, a significant portion of which are incurred but not reported (“IBNR”) reserves) may not yet be incurred, hereinafter referred to as “losses associated with the COVID-19 crisis”), and to a lesser extent weather-related events; and

▪
in H1 2019 as losses associated with weather-related events.

“Accident year ex-cat gross loss ratio” means gross losses (calculated as losses and loss adjustment expenses, excluding ceded recoveries) excluding catastrophe losses (as defined for purposes of accident year ex-cat net loss ratio) and prior-year reserve movements incurred in the period divided by gross earned premiums in the same period. We believe this ratio supports meaningful comparisons from period to period of the underlying performance of our business segments.

“Average equity” means the arithmetic average of total shareholders’ equity on a monthly basis for the stated periods excluding the average share of equity due to non-controlling interests and the average value of preference shares less issue expenses. We use this measure in calculating ordinary shareholders’ return on average equity. We believe that the presentation of average equity, which represents the ordinary shareholders’ return on ordinary equity, is useful because it is a measure that is commonly recognized as a standard of performance by investors, analysts, rating agencies and other users of financial information in our industry.
“Underwriting profit/(loss)” means the excess of net earned premiums over the sum of losses and loss expenses, amortization of deferred policy acquisition costs and general and administrative expenses. We believe that this financial measure is useful, as profit or loss for each of our business segments is measured by underwriting profit or loss. Corporate and other (non-operating) income or expenses (such as net investment income, net realized and unrealized investment gains or losses, expenses associated with managing the Aspen Group, certain strategic and other costs, changes in fair value of derivatives or loan notes issued by VIEs, interest expenses, net realized and unrealized foreign exchange gains or losses, and income taxes) are not allocated to the business segments.
In addition, for purposes of this offering memorandum, we present the following additional non-U.S. GAAP financial measures:
“Normalized net earned premiums” means our reported net earned premiums excluding net earned premiums from our Legacy Lines (as defined below). Our Surety insurance business, which was the subject of a renewal rights transaction that closed in July 2020, and which contributed $34.5 million of gross written premiums and $8.4 million of underwriting income in the six months ended 30 June 2020, is not included in Legacy Lines because the transaction occurred after June 30, 2020, was opportunistic, and did not form part of our strategic review of Legacy Lines. We present Normalized net earned premiums in this offering memorandum as we believe it enables investors, analysts, rating agencies and other users of our financial information to more easily compare our performance year-on-year based on our continuing operations.
“Legacy Lines” means the following lines that we have elected to cease underwriting following a series of strategic underwriting reviews, including:
▪
in our Reinsurance business, our global credit and surety reinsurance business that we ceased underwriting in the third quarter of 2019;

▪
in our Insurance business:

▪
international marine and energy liability products, and our global accident and health line of business, which, following a strategic review of our underwriting portfolio that began in December 2019, we determined to cease underwriting and have started to wind down in February and March 2020, respectively;

▪
the professional liability and property and casualty coverages for small-to-medium sized U.K.-based businesses that was bound through our managing general agent, Aspen Risk Management Limited, that we placed into runoff in the third quarter of 2019;

▪
international cargo insurance that we ceased underwriting in the fourth quarter of 2018;

▪
our aviation line of business, which we decided to cease underwriting in the third quarter of 2018;

▪
marine hull insurance written through the Lloyd’s platform that we ceased underwriting in the third quarter of 2018;

▪
international property insurance previously written via a joint underwriting initiative that we ceased underwriting in the first quarter of 2017; and

▪
employers and public liability lines previously written that we ceased underwriting in the fourth quarter of 2015.

As noted above, while we historically included in our Legacy Lines professional liability insurance written through the Lloyd’s platform that we ceased underwriting in the third quarter of 2018, we have not included it within Legacy Lines in this offering memorandum because, as market conditions have improved since our strategic review of this line of business, we intend to start writing new business towards the end of this year or the beginning of next year.

“Normalized underwriting profit/(loss)” means our reported underwriting profit/(loss) adjusted for:
▪
in H1 2020 only, a non-recurring expense that relates to write-offs of $7 million in H1 2020;

▪
in H1 2020 only, $162.3 million of losses associated with the COVID-19 crisis, representing $187.3 million of losses associated with the COVID-19 crisis, less $25 million, which represents an estimated amount of losses that we believe we could have incurred in the period had economic activity not reduced as a result of the COVID-19 crisis (the “economic activity adjustment”);

▪
bonuses and LTIP expenses that we paid out and/or incurred in the relevant period, which are not reflective of underwriting performance;

▪
corporate expenses;

▪
underwriting income/(loss) from Legacy Lines;

▪
the extent to which actual catastrophe losses (which term, for purposes of this definition, excludes losses associated with the COVID-19 crisis) exceeded or fell below our estimated average exposure based on the volume of business we wrote in any given period, such estimated average exposure having been derived from our internal models; and

▪
net favorable or unfavorable development on prior-year/period loss reserves that relate to our continuing lines of business, amounting to favorable developments of $116.6 million in 2017, $162.6 million in 2018, $30.0 million in 2019 and $10.1 million in H1 2020.

We exclude results from our Legacy Lines and certain other revenue and expenses that we believe are not reflective of the underlying performance of our continuing business or are otherwise largely outside of our management’s control. We present normalized underwriting profit/(loss) because we believe it provides users of our financial information with useful supplemental information about our performance and facilitates comparison of the underlying performance of our continuing business across periods.
“Adjusted operating income H1 2020” means our normalized underwriting profit/(loss) for H1 2020, adjusted to:
▪
deduct the amount of bonuses and LTIP expenses we would have expected to pay out and/or incur had the determination been based on the normalized underwriting profit/(loss) for the period taking into account the following adjustments (the “adjusted bonus”);

▪
add the net investment income for the period;

▪
deduct interest payments and distributions on our Preference Shares for the period, including $7.2 million of interest paid on outstanding debt, $22.2 million of dividends paid on our Preference Shares (excluding $14.6 million of interest payable on the adverse development reinsurance agreement (the “ADC”) with a wholly-owned subsidiary of Enstar Group Limited (“Enstar”), as it is a non-recurring item and the interest was only incurred for the first five months of the ADC cover on temporarily retained assets and then paid to Enstar in accordance with the ADC agreement); and

▪
deduct taxes and a nominal amount ($0.1 million) of other income that we would have expected to incur in the period had the determination been based on the normalized underwriting profit/(loss) for the period, assuming a marginal tax rate of 6.5%.

We present adjusted operating income because we believe it provides users of our financing information with a more complete view of certain aspects of our normalized financial performance than normalized underwriting profit/(loss).
“Pro forma adjusted operating income H1 2020” means our adjusted operating income H1 2020, further adjusted to give effect to each of the following as if the full impact of each of these items was realized over the entire six-month period:
▪
include the positive impact of rate increases on premiums written but not yet earned in the period (“rate impact adjustment”);

▪
deduct for the impact of estimated claims inflation related to claims in the period, which has been estimated based on our internal actuarial data and models and taking into consideration the rate impact adjustment (“claims inflation adjustment”);

▪
include an amount of expense savings from initiatives that we have undertaken in the period but which have not yet been reflected in our results of operations for the period (which corresponds to half of the $33.1 million of cost savings that we identified in H1 2020 and actioned in H2 2020, including third party operational expenses, as well as expenses relating to reducing our office footprint and headcount) (the “cost savings adjustment”);

▪
deduct for additional acquisition expenses that we would have expected to incur assuming the rate impact adjustment (the “acquisition expenses adjustment”);

▪
deduct the difference between the amount of bonuses and LTIP expenses that we would have expected to pay out and/or incur had we generated adjusted operating income H1 2020 for the period, and the amount of bonuses and LTIP expenses that we would have expected to pay out and/or incur had we generated pro forma adjusted operating income H1 2020 taking into account the aforementioned adjustments (the ‘‘pro forma bonus’’) and

▪
deduct for taxes that we would have expected to incur in the period had the determination been based on our adjusted operating income H1 2020, assuming a marginal tax rate of 6.5%.

We present pro forma H1 2020 operating income because we believe it provides users of our financing information with a more complete view of certain aspects of our operating income for H1 2020 than normalized underwriting profit/(loss) for the period.
“Annualized pro forma adjusted operating income 2020” means pro forma adjusted operating income H1 2020 multiplied by two, adjusted to deduct an estimated amount of higher catastrophe losses reflective of seasonality in H2 2020 relative to H1 2020, based on our internal models (the “H2 2020 catastrophe losses adjustment”). We adjust for such catastrophe losses because, from historical experience, we expect higher catastrophe losses in H2 of any given year than in H1 of that year.
“Normalized return on equity H1 2020” means adjusted operating income H1 2020 multiplied by two, divided by average equity for H1 2020.
“Annualized pro forma normalized return on equity 2020” means pro forma adjusted operating income H1 2020, multiplied by two, less the H2 2020 catastrophe losses adjustment, divided by average equity for H1 2020.
“Aspen net tangible asset value” represents the assets of Aspen Holdings and its consolidated subsidiaries excluding intangible assets such as goodwill. We calculate Aspen net tangible asset value by subtracting the carrying value of our Preference Shares (as defined below) and the value of goodwill and other intangible assets from shareholders’ equity.
“Aspen total capitalization (excluding intangibles)” represents the total capitalization of Aspen Holdings and its consolidated subsidiaries adjusted to eliminate intangible assets. It is calculated by adding Aspen total financial indebtedness as of a given balance sheet date to the Aspen net tangible asset value as of that balance sheet date.
“Aspen total financial indebtedness” represents our total third-party indebtedness plus the carrying value of our Preference Shares.
“HoldCo debt” represents the total principal amount of third-party debt outstanding at the Issuers, the Sponsor HoldCos and Highlands Holdings (for the avoidance of doubt, excluding intercompany debt owed to one of the foregoing entities, Aspen Holdings or its subsidiaries).
“HoldCo net tangible asset value” means Aspen net tangible asset value plus cash and cash equivalents held by the Issuers, the Sponsor HoldCos and Highlands Holdings.
“Ratio of Aspen total financial indebtedness to Aspen total capitalization (excluding intangibles)” means the ratio of Aspen total financial indebtedness, to Aspen total capitalization (excluding intangibles).
“Ratio of HoldCo debt to Holdco net tangible asset value” means the ratio of HoldCo debt to HoldCo net tangible asset value.

For a reconciliation of appropriate measures derived in accordance with U.S. GAAP to the applicable non-U.S. GAAP financial measures, see “Summary — Summary Financial, Operating and Other Data — Non-U.S. GAAP Financial Measures and Other Metrics (unaudited) for the Group.”.
Other Insurance/Reinsurance Metrics
In addition to the non-U.S. GAAP financial measures, the following metrics are used to evaluate our business and underwriting performance. Except where indicated, these measures have been extracted from our management reporting systems or are based solely on management information and estimates, but have not been audited or reviewed by external auditors, consultants, independent experts or other third parties. These measures may not be comparable to similarly titled measures presented by others in our industry. While the method of calculation may differ across our industry, we believe that these indicators are important to understanding our performance from period to period and facilitate comparison with our peers. These indicators are not intended to be a substitute for, or superior to, any U.S. GAAP measure of performance. See “Overview” above.
The key metrics used to evaluate our performance, which are presented in this offering memorandum, include:
“Cession ratio” is calculated by dividing gross premiums ceded to reinsurance by gross written premiums.
“Combined ratio” means the sum of the loss ratio and the expense ratio.
“Gross loss ratio” means the ratio of gross losses and loss adjustment expenses to gross earned premiums.
“Loss ratio” means the ratio of net losses and loss adjustment expenses to net earned premiums.
“Expense ratio” means the sum of the general and administrative expense ratio and the policy acquisition expense ratio.
“General and administrative expense ratio” means the ratio of general, administrative, corporate and non-operating expenses to net earned premiums.
“Gross operating expense ratio” means the ratio of operating expenses (which includes general, administrative and corporate expenses and excludes bonus and LTIP expenses, non-operating and non-recurring expenses), to gross written premiums.
“Policy acquisition expense ratio” means the ratio of amortization of deferred policy acquisition costs to net earned premiums.
“Normalized combined ratio” means: (1 — (normalized underwriting profit/(loss) for the period + the adjusted bonus / normalized net earned premiums for the same period) x 100).
“Normalized combined ratio excluding bonuses” means: (1 — ((normalized underwriting profit/(loss) for the period) / normalized net earned premiums for the same period) x100).
“Annualized pro forma normalized combined ratio H1 2020” means (1 — (((normalized underwriting profit/(loss) for H1 2020 + the adjusted bonus + the pro forma bonus + the cost savings adjustment + the rate impact adjustment + the claims inflation adjustment + the acquisition expenses adjustment) multiplied by two) + the H2 2020 catastrophe losses adjustment / ((normalized net premiums for H1 2020 + the rate impact adjustment) multiplied by two) x 100).
“Annualized pro forma normalized combined ratio excluding bonuses H1 2020” means (1 — (((normalized underwriting profit/(loss) for H1 2020 + the cost savings adjustment + the rate impact adjustment + the claims inflation adjustment + the acquisition expenses adjustment) multiplied by two) + the H2 2020 catastrophe losses adjustment) / ((normalized net earned premiums for H1 2020 + the rate impact adjustment for H1 2020) multiplied by two) x 100).
“Retention ratio” is calculated by dividing net written premiums by gross written premiums.

FORWARD-LOOKING STATEMENTS
The information in this offering memorandum includes forward-looking statements, forecasts, estimates, projections and opinions (“forward-looking statements”), which include statements and figures regarding our markets and our strategy, our future growth, operations and potential acquisitions, our financial condition and results of operations, and other statements and figures that do not directly relate to historical fact or current fact. When used in this offering memorandum, including in “Summary — Our Strengths,” “Summary — Our Strategy,” “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Business,” and “Our Industry” the words “anticipate,” “assume,” “believe,” “could,” “continue,” “estimate,” “expect,” “foresee,” “intend,” “may,” “might,” “project,” “should,” “will,” “would” and similar expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this offering memorandum. By their very nature, all forward-looking statements involve known and unknown risks, uncertainties and other factors, that are beyond our control and which may cause our actual results of operations, financial condition, solvency ratios, liquidity position or prospects to be materially different from any future results of operations, financial condition, solvency ratios, liquidity position or prospects expressed or implied by such statements. All forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this offering memorandum, including those listed in the “Risk Factors” section. Among the key factors that have a direct bearing on our results of operations, financial condition, solvency ratios, liquidity position or prospects are:
▪
the frequency, severity and development of insured claim events, particularly natural catastrophes, man-made disasters, pandemics (such as the coronavirus), acts of terrorism and acts of war, as well as other material loss events;

▪
uncertainties in estimating reserves, including differences between actual claims experience and underwriting and reserving assumptions, which may be impacted by future payments for settlements of claims and expenses or by other factors causing adverse development, including our assumptions on inflation costs associated with long-tail casualty business which could differ materially from actual experience;

▪
uncertainties in estimating future claims for purposes of financial reporting, particularly with respect to large natural catastrophes, due among other factors to:

▪
the impact of complex and unique causation and coverage issues associated with the attribution of losses to catastrophes and man-made losses, including due to emerging claim and coverage issues resulting from changes in industry practices, legal and judicial actions, and social and other environmental conditions;

▪
uncertainties relating to reinsurance recoveries, reinstatement premiums and other factors inherent in loss estimation;

▪
reliability of, and changes in assumptions to, natural and man-made catastrophe pricing, accumulation and estimated loss models (including our ability to adequately model and price the effects of climate cycles and climate change), which contain inherent uncertainties;

▪
our reliance on loss reports received from cedants and loss adjustors, industry loss estimates and those generated by modeling techniques.

▪
the cyclicality of the insurance and reinsurance sectors;

▪
central bank intervention in the financial markets, trade wars or other protectionist measures relating to international trade arrangements, adverse geopolitical events, domestic political upheavals or other developments that adversely impact global economic conditions;

▪
heightened volatility and/or disruption in global capital and credit markets;

▪
our ability to maintain sufficient liquidity and access to capital markets, including sufficient liquidity to cover potential recapture of reinsurance agreements, early calls of debt or debt-like arrangements and collateral calls due to actual or perceived deterioration of our financial strength or otherwise;

▪
our ability to successfully develop and execute our comprehensive program to enhance operating effectiveness and efficiency across our organization and to enhance our market position;

▪
our ability to successfully implement steps to further optimize our business portfolio, ensure capital efficiency and generate sufficient investment income from, and maintain liquidity within, our investment portfolio, including as a result of fluctuations in the equity and fixed income markets, the composition of our investment portfolio or otherwise;

▪
our ability to realize amounts on sales of securities on our balance sheet equivalent to their values recorded for accounting purposes;

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the lowering or loss of one of the financial strength or other ratings of one or more companies in the Aspen Group, and developments adversely affecting our ability to achieve improved ratings;

▪
policy renewal and lapse rates;

▪
changes in legislation and regulation, or the interpretations thereof by regulators and courts, affecting us, our clients or our ceding companies, including termination of, or changes in, the terms of the U.S. Federal Multiple Peril Crop Insurance Program or the U.S. Farm Bill, including modifications to the Standard Reinsurance Agreement put in place by the Risk Management Agency of the U.S. Department of Agriculture;

▪
legal actions or regulatory investments or actions, including in respect of industry requirements, claim and coverage issues, or business conduct rules of general applicability;

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the outcome of tax audits, the ability to realize tax loss carryforwards and the ability to realize deferred tax assets, which could adversely impact future earnings, and the overall impact of changes in tax regimes on our business model, including Aspen Holdings or Aspen Bermuda becoming subject to income taxes in the United States or the United Kingdom;

▪
the withdrawal of the United Kingdom from the European Union and significant uncertainty regarding the future relationship between the United Kingdom and the European Union;

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loss of one or more of our senior underwriters or other key personnel;

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changing levels of competition, including increased competition from existing (re)insurers, new providers of underwriting capacity (so-called “alternative capital” sources), insurance-linked funds and collateralized special purpose insurers, on the basis of pricing, capacity, coverage terms, new capital, binding authorities to brokers or other factors, and the related demand and supply dynamics as contracts come up for renewal;

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our dependence on a few brokers for a large portion of our revenues;

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consolidation in the insurance and reinsurance industry;

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significant investments, acquisitions or dispositions, an any delays, unforeseen liabilities or other costs, lower-than-expected benefits, impairments, ratings action or other issues experienced in connection with any such transactions;

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our ability to execute our business plan to enter new markets, introduce new products and teams, develop new distribution channels, and integrate any new businesses into our existing operations;

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events affecting our clients and other counterparties, such as bankruptcies, liquidations and other credit-related events;

▪
changes in market conditions in the agriculture industry, which may vary depending upon demand for agricultural products, weather, commodity prices, natural disasters, and changes in legislation and policies related to agricultural products and producers;

▪
changes in general economic conditions, including inflation, deflation, foreign currency exchange rates, interest rates and other factors that could affect our interest rate swaps program and our overall financial results;

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changes in accounting estimates or assumptions;

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failure of our hedging arrangements to be effective;

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changes in the availability, cost or quality of retrocessional coverage;

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the effects of business disruption due to terrorist attacks, cyberattacks, natural catastrophes, public health emergencies, hostilities, a failure in our operational systems or infrastructure or those of third parties that we rely on, or other events;

▪
limitations on the ability of our subsidiaries to pay dividends or make other distributions; and

▪
operational factors, including the efficacy of risk management and other internal procedures in anticipating and managing the foregoing risks.

These risks and others described under “Risk Factors” are not exhaustive. Although we have attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in or implied by our forward-looking statements, other factors and risks may cause actions, events or results to differ materially from those anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated or implied by such statements. Accordingly, you should not place undue reliance on any forward-looking statement. Further, any forward-looking statement speaks only as of the date of this offering memorandum and, except as required by law, stock exchange rules or regulations, we expressly disclaim any obligation or undertaking to update or revise them to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SUMMARY
This summary highlights selected information contained elsewhere in this offering memorandum. It is not complete and does not contain all the information that you should consider before investing in the Notes. This summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information included elsewhere in this offering memorandum. You should read the entire offering memorandum, including the more detailed information in the financial statements and the related notes included elsewhere in this offering memorandum, before making an investment decision. See the section entitled “Risk Factors” for factors that you should consider before investing in the Notes and the section entitled “Forward-Looking Statements” for information relating to the statements contained in this offering memorandum that are not historical facts. Unless otherwise indicated, references in this summary to “we,” “us” and “our,” including but not limited to, in the context of the historical financial information, other financial information, business description, industry and risks, relate to the Aspen Group (as the Issuers have no operations).
Overview
We are a leading provider of specialty insurance and reinsurance to insurance companies, corporate clients and the public sector, serving our global client base through more than 900 employees based in 21 offices across six countries. We are a holding company headquartered in Bermuda, offering products and services through two operating business segments; Aspen Insurance (“Insurance”) and Aspen Re (“Reinsurance”). We have been engaged in the (re)insurance business since our foundation in 2002. We have a track record of underwriting a diverse array of risks through our Operating Subsidiaries based in Bermuda, the United States and the United Kingdom, our branches in Australia, Canada, Singapore and Switzerland, and via the Lloyd’s platform. We are particularly focused on complex and niche risks in the non-life insurance market, which attract a higher margin than more commoditized segments of the insurance and reinsurance market. We have made substantial investments to develop proprietary analytic and modeling capabilities to facilitate our underwriting, risk management, capital modeling and allocation, and risk assessments relating to the risks we assume.
Our Insurance and Reinsurance businesses each benefit from a highly diversified product mix and broad operational footprint, which facilitate our diversification of risk across lines of business, products, geographies and customers. Our traditional core Insurance and Reinsurance businesses are supported by Aspen Capital Markets, which we established in 2013, and which participates in the alternative reinsurance market, serving as a platform for sourcing external funding to support our underwriting businesses.
The following charts provide an overview of the (re)insurance products that we offer:
Insurance Product Mix

Reinsurance Product Mix

Products Overview

Property

- Property per risk and/or Cat specific covers
- Treaty Risk Excess of Loss
- Treaty Pro Rata
- Property Facultative
- Property Catastrophe Treaty

Specialty

- Pro rata and Risk Excess
- Agriculture
- Marine, Aviation, Space, Terrorism
- Cyber
- Engineering
- Mortgage
- Other Specialty solutions

Casualty

- Treaty Risk Excess of Loss
- Treaty Pro Rata
- U.S. and International Casualty Treaty
- Casualty Facultative
- Workers Comp (including Cat), Med Mal, General and Auto Liability and other liability covers

The following charts illustrate the mix of our 2019 gross written premiums across our two business segments and across geographic regions, including $298.7 million of gross written premiums from Legacy Lines.
Financial Strength Ratings
Aspen Bermuda and Aspen U.K. currently have financial strength and issuer credit ratings of “A–” (Strong) by Standard & Poor’s Financial Services LLC (“S&P”) with a stable outlook, and “A” (Excellent) by A.M. Best with a negative outlook. Our U.S. Operating Subsidiaries, AAIC and Aspen Specialty are not currently rated by S&P and currently have a financial strength rating of “A” (Excellent) by A.M. Best, with a negative outlook. Our Lloyd’s operations benefit from the Lloyd’s market financial strength rating of “A” (Excellent) with a stable outlook by A.M. Best and “A+” (Strong) with a stable outlook by S&P.
Insurance
Through our Insurance business, we offer a variety of insurance products consisting of: property and casualty insurance; marine, aviation and energy insurance and financial and professional lines insurance to corporate and large individual clients. The following chart illustrates our gross written premiums by principal line of business within our Insurance business in 2019.

2019 Gross Written Premiums by Product
Line – Insurance
Our Insurance business is sourced principally through brokers, and we benefit from strong relationships with a highly diverse network of brokers. We write business in the United States, which constitutes our largest market, through AAIC, on an admitted basis, and Aspen Specialty and Aspen U.K. (on a surplus lines basis). We write business in the London Market primarily through Aspen U.K. and via the Lloyd’s platform. Aspen U.K. also has a branch office in Canada. We also write casualty and financial and professional lines business through Aspen Bermuda, and financial and professional lines business in the Asia Pacific region through Aspen Singapore, which binds business for our Lloyd’s Syndicate 4711 (“Syndicate 4711”).
The following chart illustrates our gross written premiums by geographic region for our Insurance business in 2019, reflecting the location of the insured risks.
	Year ended December 31, 2019
Insurance	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Australia/Asia	76.4	3.9
Caribbean	4.1	0.2
Europe (excluding U.K.)	13.6	0.7
United Kingdom	280.6	14.3
United States & Canada(1)	1,233.6	63.1
Worldwide excluding United States(2)	42.0	2.1
Worldwide including United States(3)	243.1	12.4
Others	63.5	3.3
Total	1,956.9	100.0

(1)
“United States & Canada” consists of individual policies that insure risks specifically in the United States and/or Canada, but not elsewhere.

(2)
“Worldwide excluding the United States” consists of individual policies that insure risks wherever they may be across the world but specifically excludes the United States.

(3)
“Worldwide including the United States” consists of individual policies that insure risks wherever they may be across the world but specifically includes the United States.

For the six months ended June 30, 2020, in respect of our Insurance business, we reported (other than normalized combined ratio excluding bonuses, which is a non-U.S. GAAP financial measure):
($ in millions, unless otherwise indicated)
Gross written premiums	996.3
Net written premiums	594.0
Net earned premiums	627.6
Loss ratio	69.0%
Expense ratio	34.9%
Combined Ratio	103.9%
Normalized combined ratio excluding bonuses	95.0%
See “— Summary Financial, Operating and Other Data” and “Use of Non-U.S. GAAP Financial Measures and Other Metrics” for further information on Non-U.S. GAAP financial measures and other metrics, including certain reconciliations.
We have successfully grown gross written premiums in our Insurance business, as illustrated by the following chart.
We have also successfully grown our net written premiums and reduced our combined ratio and normalized combined ratio excluding bonuses in our Insurance business, as illustrated by the following chart.

Net Written Premiums ($m)

117.9%
112.9%
104.0%
104.2%
109.7%
95.7%
99.4%
91.7%
103.9%
95.0%
963
436
226
324
(23)
899
338
227
339
(4)
1,177
1
399
173
604
522
180
83
260
594
1
231
70
292
2017
2018
2019
H1-19
H1-20
Financial & Professional
Marine, Aviation & Energy
Property & Casualty
Other(1)
Normalised Combined Ratio(2)
Combined Ratio

(1)
Other segment includes offsets for premiums ceded to reinsurance companies.

(2)
Excluding bonuses.

Net written premiums in our Insurance business grew by a compound annual growth rate of 10.6% between 2017 and 2019, from $963 million in 2017 to $1,177 million in 2019, driven by a combination of an increase in our written premiums and a decreases in our ceded costs. Our net written premiums grew principally as a result of growth in our property and casualty insurance and financial and professional lines insurance, offset by reductions in marine, aviation and energy insurance, where we have either previously exited lines of business or placed business into runoff.
The reduction in the proportion of business ceded has also helped improve our group cession ratio, from 34.2% in 2017 to 29.5% in 2019 and 32.2% in H1 2020.
Our Insurance combined ratio was impacted by high loss ratios between 2017 and 2019, reflective of significant catastrophe losses in the insurance industry. 2017 was a record year for catastrophe losses. Our Insurance combined ratio has improved from 117.9% in 2017 to 109.7% in 2019 and 103.9% in H1 2020, and our normalized combined ratio excluding bonuses has improved from 112.9% to 95.7% and 95.0% across the same periods.
Reinsurance Business
Through our Reinsurance business, we provide reinsurance to ceding companies across various lines of business, including but not limited to: property catastrophe reinsurance; other property reinsurance; casualty reinsurance and specialty reinsurance. We offer reinsurance on both a treaty and facultative basis, and on both a proportional (or quota share) and non-proportional (or excess of loss) basis. The following chart illustrates our gross written premiums by principal line of business within our Reinsurance business in 2019.
2019 Gross Written Premiums by Product
Line – Insurance
Our Reinsurance business is sourced principally through brokers and reinsurance intermediaries, with whom we aim to maintain strong relationships, having become a valued risk management partner to the leading insurers with whom we do business. We write various excess of loss reinsurance contracts and proportional treaties through Aspen Bermuda, a Class 4 insurer incorporated under the laws of Bermuda, and licensed under the Insurance Act 1978 of Bermuda as amended (the “Bermuda Insurance Act 1978”). The excess of loss contracts are principally property catastrophe policies reinsuring non-affiliated insurers located mainly in the United States, Europe and Asia Pacific. The proportional treaties principally cover property risks reinsuring non-affiliated insurers located in the United States of America, Europe and Asia Pacific. We write property catastrophe, property, casualty and specialty reinsurance business through Aspen U.K. and its branches in Switzerland, Canada, Singapore and Australia. Our Lloyd’s Syndicate 4711 is managed by AMAL and AUL is the corporate member. We also access Lloyd’s Insurance Company, S.A. in Brussels (“Lloyd’s Brussels”) through Lloyd’s Insurance Company, S.A. stamp 5383. AAIC underwrites crop reinsurance business in the United States.
We maintain a diversified international book of business, as illustrated by the following chart, which presents our gross written premiums by geographic region for our Reinsurance business in 2019, reflecting the location of the reinsured risk.

	Year ended December 31, 2019
Reinsurance	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Australia/Asia	139.5	9.4
Caribbean	5.2	0.4
Europe (excluding U.K.)	69.2	4.7
United Kingdom	15.1	1.0
United States & Canada(1)	770.3	51.8
Worldwide excluding United States(2)	21.0	1.4
Worldwide including United States(3)	371.8	25.0
Others	93.4	6.3
Total	1,485.5	100.0

(1)
“United States & Canada” consists of individual policies that insure risks specifically in the United States and/or Canada, but not elsewhere.

(2)
“Worldwide excluding the United States” consists of individual policies that insure risks wherever they may be across the world but specifically excludes the United States.

(3)
“Worldwide including the United States” consists of individual policies that insure risks wherever they may be across the world but specifically includes the United States.

In addition, we also participate in the alternative reinsurance market through Aspen Capital Markets, which focuses on developing alternative reinsurance structures to leverage our existing underwriting franchise, increase our operational flexibility in the capital markets and provide investors direct access to our underwriting expertise. Aspen Capital Markets leverages our underwriting and analytical expertise and earns management and performance fees from us and other third-party investors primarily through the management of insurance linked securities (“ILS”) funds and other offerings. It operates two distinct strategies, namely, building insurance risk portfolios tailored to investor objectives through managed funds, and structuring and placing a defined Aspen portfolio aligned with capital markets investors through the use of sidecars. Aspen Capital Markets is included in our Reinsurance business segment because it focuses primarily on property catastrophe business and also supports other property and casualty lines; however, it also provides structures for other types of (re)insurance transactions through the use of third-party capital. In addition, it provides quota share support for our global property catastrophe excess of loss reinsurance business.
For the six months ended June 30, 2020, in respect of our Reinsurance business, we reported (other than normalized combined ratio excluding bonuses, which is a non-U.S. GAAP financial measure):
($ in millions, unless otherwise indicated)
Gross written premiums	1,122.3
Net written premiums	842.8
Net earned premiums	564.1
Loss Ratio	79.7%
Expense Ratio	29.8%
Combined Ratio	109.5%
Normalized Combined Ratio excluding bonuses	94.1%
See “— Summary Financial, Operating and Other Data” and “Use of Non-U.S. GAAP Financial Measures and Other Metrics” for further information on Non-U.S. GAAP financial measures and other metrics, including certain reconciliations.

We have also maintained stable net written premiums and reduced our combined ratio and normalized combined ratio excluding bonuses in our Reinsurance business, as illustrated by the following chart.

Net Written Premiums ($m)

125.1%
104.0%
104.3%
109.5%
99.7%
102.9%
100.8%
103.1%
92.9%
94.1%
1,250
1,183
1,251
685
843
506
294
180
316
(47)
483
287
105
318
(10)
553
305
99
295
268
164
76
178
357
198
123
166
(0)
2017
2018
2019
H1-19
H1-20
Casualty
Property
Other
Combined Ratio
(1)
Property CAT
Specialty
Normalised Combined Ratio
(2)

(1)
Other segment includes offsets for premiums ceded to reinsurance companies.

(2)
Excluding bonuses.

Net written premiums in our Reinsurance business remained stable between 2017 and 2019 at $1,250 million in 2017 and $1,251 million in 2019, with a reduction in written premiums largely offset by a decrease in our ceded costs, albeit with a significant change in our business mix driven by U.S. agriculture, opportunistic underwriting in our mortgage line of business, and significant portfolio optimization efforts within our Reinsurance business portfolio. The decline in written premiums was driven by reductions in mortgage business written within our specialty reinsurance business, as well as optimization efforts and reductions in premiums written in casualty reinsurance and property catastrophe reinsurance. This decline was partially offset by a modest increase in other property reinsurance and specialty reinsurance, which was primarily driven by U.S. agriculture business (our U.S. crop insurance business (“CGB business”) written on a reinsurance basis through a strategic joint venture with CGB Diversified Services, Inc. (“CGB DS”)).
Our Reinsurance combined ratio has been impacted by high loss ratios between 2017 and 2019, reflective of significant catastrophe losses in the (re)insurance industry. 2017 was a record year for catastrophe losses. In addition, the relative weight of our portfolio changed due to changes in premiums. Our Reinsurance combined ratio has improved from 125.1% in 2017 to 103.1% in 2019 and was 109.5% in H1 2020, and our normalized combined ratio excluding bonuses has improved from 102.9% in 2017 to 94.1% in H1 2020.
Through Aspen Capital Markets, we have also managed to develop strong long-term relationships with a core group of institutional investors to attract third-party capital, as illustrated by the following chart.
Underwriting and Reinsurance Purchasing
Underwriting.   We seek to create a diversified portfolio of insurance and reinsurance risks, spread across lines of business, products, geographic areas of coverage, cedants and sources. The acceptance of appropriately priced risk is core to our business. Underwriting requires judgment, based on important assumptions about matters that are inherently unpredictable and beyond our control, and for which historical experience and probability analysis may not provide sufficient guidance. We view underwriting quality and risk management as critical to our success.
Reinsurance Purchasing.   We purchase reinsurance and retrocession to mitigate and diversify our risk exposure to a level consistent with our risk appetite and to increase our insurance and reinsurance underwriting capacity. These agreements provide for recovery of a portion of our losses and loss adjustment expenses from our reinsurers. The amount and type of reinsurance that we purchase varies from year to year and is dependent on a variety of factors, including, but not limited to, the cost of a particular reinsurance contract and the nature of our gross exposures assumed, with the aim of securing cost-effective protection. We have a centralized ceded reinsurance department which coordinates the placement of all of our treaty reinsurance placements.
We have reinsurance covers in place for the majority of our insurance classes of business on an excess-of-loss basis and/or proportional treaty basis. The excess of loss covers provide protection in various layers and excess of varying attachment points according to the scope of cover provided. In 2019, we purchased less proportional reinsurance protection and more excess-of-loss protection compared to 2018.
With respect to natural perils coverage, we buy protections that cover both our Insurance and Reinsurance lines of business through a variety of products, including, but not limited to, excess of loss reinsurance, facultative reinsurance, aggregate covers, whole account covers and collateralized products which can be on either an indemnity or an index linked basis. For example, we may purchase industry loss warranty reinsurance which provides retrocessional coverage when insurance industry losses for a defined event exceed a certain level. We expect the type and level of coverage that we purchase will vary over time, reflecting our view of the changing dynamics of the underlying exposure and the reinsurance markets. We manage our risk by seeking to limit the amount of exposure assumed from any one reinsured and the amount of the aggregate exposure to catastrophe losses from a single event in any one geographical zone. Additionally, Aspen Re continues to purchase quota share and retrocessional reinsurance protection for a range of international perils and worldwide catastrophe losses through Aspen Capital Markets and other collateralized reinsurance arrangements.
Although reinsurance agreements contractually obligate our reinsurers to reimburse us for an agreed-upon portion of our gross paid losses, we remain liable to our insureds to the extent that our reinsurers do not meet their obligations under these agreements. As a result, and in line with our risk management objectives, we evaluate the financial condition of our reinsurers and monitor concentrations of credit risk on an on-going basis. In general, we seek to place our reinsurance with highly rated companies with which we have a strong trading relationship or have fully collateralized arrangements in place. We maintain a list of authorized reinsurers graded for short, medium and long tail business which is regularly reviewed and updated.
On March 2, 2020, we entered into the ADC. See “Business Improvement Initiatives” below.
Business Improvement Initiatives
Since 2017, we have implemented a number of strategic initiatives to strengthen the fundamentals of our businesses and better position us to create value over the long-term. This includes the implementation of various recent initiatives following the acquisition of Aspen Holdings by the Sponsors on February 15, 2019 (the “Apollo Acquisition”).
Repositioning our portfolios and focusing on profitability.   Following strategic reviews of our underwriting performance, we have pruned unprofitable portfolios of business that did not meet our underwriting performance requirements while refocusing our underwriting on our profitable lines of business.
The Legacy Lines we have pruned include:
▪
in our Reinsurance business, our global credit and surety reinsurance business that we ceased underwriting in the third quarter of 2019;

▪
in our Insurance business:

▪
international marine and energy liability products, and our global accident and health line of business, which, following a strategic review of our underwriting portfolio that began in December 2019, we determined to cease underwriting and have started to wind down in February and March 2020, respectively;

▪
the professional liability and property and casualty coverages for small-to-medium sized U.K.-based businesses that was bound through our managing general agent, Aspen Risk Management Limited, that we placed into runoff in the third quarter of 2019;

▪
international cargo insurance that we ceased underwriting in the fourth quarter of 2018;

▪
our aviation line of business, which we decided to cease underwriting in the third quarter of 2018;

▪
marine hull insurance written through the Lloyd’s platform that we ceased underwriting in the third quarter of 2018;

▪
international property insurance previously written via a joint underwriting initiative that we ceased underwriting in the first quarter of 2017; and

▪
employers and public liability lines previously written that we ceased underwriting in the fourth quarter of 2015.

We decided to cease underwriting professional liability insurance through the Lloyd’s platform in the third quarter of 2018. However, in light of improved market conditions since our strategic decision to prune this line of business, we intend to start writing new professional liability insurance business through the Lloyd’s platform towards the end of this year or the beginning of next year.
Our gross written premiums from Legacy Lines have declined since 2017, and are rapidly decreasing as discontinued policies run off. The following chart illustrates the impact of our pruning efforts since 2017 on our gross written premiums and accident year ex-cat gross loss ratio across our Legacy Lines and continuing lines of business.

Impact Of Pruning Legacy Lines On GWP ($m) & Loss Ratios[1]

75.2%
67.2%
74.9%
60.1%
65.1%
59.3%
58.3%
52.2%
3,361
3,447
3,443
3,555
456
460
299
105
14%
13%
9%
3%
2,904
2,986
3,144
3,449
2017
2018
2019
H1-20 Annualized(2)
Continuing Lines
Legacy Line
Continuing LR(1)
Legacy LR(1)
Legacy Lines as % of total

(1)
Means Accident Year Ex. Cat Gross Loss Ratio.

(2)
We estimate our gross written premiums from Legacy Lines in 2020 on an annualized basis, by assessing, based on internal models, the amount of gross written premiums that relate to business that has already been written and which we expect to recognize in H2 2020, and add such amount to the gross written premiums from Legacy Lines that we recognized in H1 2020.

In calculating our estimated gross written premiums from continuing lines of business in 2020 on an annualized basis, we exclude gross written premiums attributable to CGB business from our gross written premiums in 2019 and assess the proportion of gross written premiums from continuing lines of business excluding CGB business attributable to H1 2020 and H2 2020 (54% and 46%, respectively); we assume that gross written premiums from continuing lines of business in H1 2020 amount to 54% of the gross premiums that we would write in 2020 and calculate the annualized figure on such basis. We add back estimated gross written premiums attributable to CGB business for 2020 based on the premiums that we are guaranteed under our agreement. As we sold our surety insurance business in July 2020, we exclude gross written premiums from our surety insurance business in H2 2020.

Our gross written premiums from Legacy Lines has significantly reduced from $456.3 million in 2017 (representing 14% of our total gross written premiums in the period) to $298.7 million in 2019 (representing 9% of our total gross written premiums in the period), and $96 million in H1 2020 (representing 4.5% of our total gross written premiums in the period).
In parallel with the pruning of our Legacy Lines, we have focused on developing our remaining lines of business, which we consider to be profitable portfolios. This focus, together with significant rate increases in selected lines of business, has enabled us to successfully grow our gross written premiums from continuing lines of business (excluding continuing business from Legacy Lines) by 8%, from $2.9 billion in 2017 (representing 86% of our total gross written premiums in the period) to $3.1 billion in 2019 (representing 91% of our total gross written premiums in the period) and $2 billion in H1 2020 (representing 96% of our total gross written premiums in the period).
We estimate that our gross written premiums from Legacy Lines for 2020 on an annualized basis would be $105 million (representing 3% of our estimated total gross written premiums in the period) and that our gross written premiums from continuing lines of business for 2020 on an annualized basis would be $3.4 billion (representing 97.0% of our estimated total gross written premiums in the period).
In addition, our accident year ex-cat gross loss ratio has also declined since 2017, which we believe is representative of our improved profitability. Our accident year ex-cat gross loss ratio from continuing lines declined from 65.1% in 2017 to 58.3% in 2019 and an estimated 52.2% in 2020, which calculation for 2020 has been carried out on an annualized basis as described above. Our accident year ex-cat gross loss ratio from Legacy Lines declined from 75.2% in 2017 to 74.9% in 2019 and an estimated 60.1% in 2020, on an annualized basis. As our accident year ex-cat gross loss ratio tends to be relatively similar across the first and second halves of a year, we assumed our full-year accident year ex-cat gross loss ratio for 2020 would be equivalent to our accident year ex-cat gross loss ratio for H1 2020.
Operational Streamlining and Cost Savings.   Since 2017, we have undertaken targeted restructuring initiatives to deliver increased efficiency and profitability by controlling costs. Since the end of 2017, we have successfully implemented $118 million in cost savings, $85 million of which were actioned (and most of which have been realized) by the end of 2019, and $33 million of which have been actioned (but not yet realized) in the year to date, including as part of our legacy Aspen 2.0 cost savings programme (which we began in 2017) and as a result of more recent initiatives, such as:
▪
reducing our office footprint;

▪
streamlining and simplifying internal processes;

▪
optimizing staffing (including reducing our headcount to 949 employees as at June 30, 2020 compared to 1,334 employees as at December 31, 2017; and

▪
reducing third party operational expenses.

The following chart illustrates the breakdown of cost savings that we have achieved and recognized, as well as cost savings that we expect to achieve and recognize (based on cost savings initiatives that we have implemented but in respect of which cost savings have not yet been recognized in our results of operations), since December 31, 2017.

Following the implementation of our cost savings initiatives, our gross operating expense ratio as a percentage of gross written premiums declined from 12.4% in 2017 to 10.8% in 2019 and 8.2% in H1 2020 (or an estimated 7.4%, calculated to adjust our gross operational expenses to recognize cost savings initiatives that have been implemented but in respect of which cost savings have not yet been recognized in our results of operations), as illustrated by the following chart.
Assuming we had recognized $33 million of cost savings that we identified in H1 2020 and actioned in H2 2020 (but which have not yet been recognized), and taking into account various other adjustments, our annualized pro forma normalized combined ratio excluding bonuses in H1 2020 would have been 90.5%, compared to our normalized combined ratio excluding bonuses for 2019 and H1 2020 of 102.9% and 94.9%, respectively.
In addition to the cost savings initiatives that we have implemented but not yet recognized in our results of operations, we have identified further cost savings that we hope to achieve through various ongoing initiatives.
Repositioning Reinsurance Coverage and ADC.   In 2018, we restructured our approach to purchasing reinsurance to optimize capital efficiency and reduce costs while improving our protection from catastrophes. Following completion of our strategic reviews in 2019, we also took decisive management action to reposition certain of our external reinsurance coverage arrangements from quota share reinsurance to targeted excess of loss agreements. This has resulted in an increase in the proportion of premiums that are retained by the business.
In addition, in March 2020, we entered into the ADC, which reinsures losses incurred on or prior to December 31, 2019, providing $770 million of cover in excess of a $3.805 billion retention, up to an aggregate limit of $4.575 billion, and an additional $250 million of cover in excess of $4.815 billion, up to $5,065 million. As a result of the ADC, we have significantly reduced our exposure to claims from risks underwritten prior to January 1, 2020, and we expect the ADC to significantly reduce volatility from our historical business going forward.
As a result of our initiatives to restructure our outwards reinsurance and reduce our exposure to catastrophe losses, we have successfully reduced our cession ratio from 46.9% to 40.4% in our Insurance Business, and increased our cession ratio from 19.3% to 24.9% in our Reinsurance Business, between 2017 and H1 2020, respectively.
Reduction in U.S. Catastrophe Exposure and Sale of Surety Insurance Business.   We have successfully reduced volatility in our underwriting performance by better managing our risk limits and significantly reducing our catastrophe exposure across all perils, including reducing exposure to U.S. catastrophe wildfires and Japanese windstorms. We believe these initiatives have successfully contributed to a 48% decline in our net catastrophic risk exposure between July 2017 and April 2020. Exposure is based on 1-in-250 year return period single event across all natural catastrophe peril exposures to us. See “— Our Strengths — We have a highly diversified portfolio of risks, uncorrelated with major financial markets, with reduced volatility” for more information.
In July 2020, we sold our renewal rights to our surety insurance book of business to a third party and executed a loss portfolio transfer transaction for the transfer of prior-year liabilities. We currently continue to underwrite only a small portion of surety business on a fronted basis to the purchaser in a renewal rights transaction, which is subject to a 100% quota share reinsurance agreement back to the purchaser, or via a limited reinsurance quota share of the book. This business is not included within our Legacy Lines because the transaction occurred after June 30, 2020, was opportunistic and did not form part of our strategic review of Legacy Lines.
Capital Management.   We have undertaken various initiatives with a focus on improving our capital management and maintaining our strong capital base. This includes the issuance of the Depositary Shares and redemption of $125.0 million of our 6.00% Senior Notes due 2020 (the “2020 Senior Notes’’) in 2019.
Investment Management.   In 2019, we commenced the execution of our Strategic Asset Allocation program, which diversified our investment portfolio to include a portfolio of privately-held investments and publicly traded, primarily investment grade structured products. Our Strategic Asset Allocation program is an ongoing initiative that we will continue to tactically implement based upon opportunities we see in the market.
Significant progress in strengthening our global platform.   We have promoted strong leaders internally as well as appointing a number of new, highly-regarded, management team members to help contribute to the transformation of the business.
We believe that these business improvement initiatives and resulting efficiency improvements strengthen our franchise and position us well to focus on enhancing the long-term positioning of our insurance and reinsurance businesses. As of June 30, 2020, we held a significant surplus against our capital requirements and look forward to seeing the benefits of the initiatives we have implemented thus far as they flow through our business
Our Strengths
We believe that we benefit from a number of strengths, including the following:
We are a specialty (re)insurance provider positioned to benefit from a hardening pricing environment, which is expected to continue for a significant period
The insurance and reinsurance industry has historically been cyclical and we have experienced, and expect to continue to experience the effects of such cyclicality. The (re)insurance market is characterized by periods of intense competition on price and policy terms and conditions due to excess underwriting capacity and benign claims developments (a “soft” market) and periods when shortages of capacity and adverse claims developments support more favorable premium levels (a “hard” market). In general, during soft markets, (re)insurers tend to maintain capital in excess of their required reserves, which excess capital may deploy to fund business growth and cover underwriting losses. This results in heightened competition among (re)insurers and pressure on pricing and policy terms and conditions during renewal seasons. These conditions are typically maintained until the market experiences adverse claims developments due to one or more significant loss events (which may lead to a retrenchment by certain alternative capacity providers), a decline in investment income or some other shift in the industry that depletes (re)insurers’ excess capital. As this occurs, the market hardens, with shortages of underwriting capacity pushing improved market pricing and policy terms and conditions (particularly in loss-affected segments), as insurers become more sensitive to underwriting losses, more focused on maintaining reserves and less willing to compete on price, size of cover and terms to win new business.
The property and casualty (re)insurance markets, as well as the commercial insurance markets, across most markets and most lines of business, have in recent years been viewed as being in a “soft” cycle, with pricing experiencing downward pressure due to benign claims developments and particularly due to the excess capital available in the market (in large part due to considerable influx of alternative capacity). However, over the last several years, pricing conditions have improved as the (re)insurance industry has had to absorb historic levels of catastrophic losses. Over the same period, higher verdicts and settlements in the United States, particularly against corporate defendants (which is expected to also increasingly include small and medium-sized corporate defendants), has resulted in increased losses across the industry. Moreover, the low interest rate environment over the last two years has provided little opportunity for (re)insurers to offset underwriting losses with increased income from their investment portfolios. Recently, the global outbreak of COVID-19 has put additional stress on the (re)insurance market as (re)insurers have been forced to contend with an unprecedented event for which the loss impact remains particularly uncertain.

The figure below illustrates the long-term pricing development in the global insurance industry, on a quarter-by-quarter basis, since the second quarter of 2013 through to the last quarter of 2019.

(1)
CIAB Q1 2020 Commercial Property/Casualty Market Index Report

The figure below illustrates the global insurance composite year-on-year pricing change, on a quarter-by-quarter basis, since the first quarter of 2016 through the first quarter of 2020.

(2)
Marsh & McLennan Global Insurance Market Index Survey Q1 2020

As illustrated above, the global commercial insurance industry has experienced ten consecutive quarters of price increases (based on Marsh & McLennan’s quarterly global insurance market index, a proprietary measure of global commercial insurance premium pricing change at renewal). In the first quarter of 2020 (which is the most recent quarter for which pricing information is available), global commercial insurance prices increased by 14%, following an 11% increase in the fourth quarter of 2019, an 8% increase in the third quarter of 2019, a 6% increase in the second quarter of 2019 and a 3% increase in the first quarter of 2019.
The figure below illustrates the pricing increases across our (re)insurance underwriting portfolio, which we have experienced on a quarter-by-quarter basis since the first quarter of 2019 through the second quarter of 2020.

(1)
Excluding our CGB business which we write in Aspen Re through a joint venture with CGB DS.

As illustrated above, we have experienced pricing increases across our underwriting portfolio as we have taken advantage of the hardening pricing environment. In the second quarter of 2020, our rates increased by 14.1%, following an 8.2% increase in the first quarter of 2020, an 8.0% increase in the fourth quarter of 2019, a 6.3% increase in the third quarter of 2019 and a 4.5% increase in the second quarter of 2019. We have also experienced a tightening of policy terms and conditions, with more limitations on circumstances in which insurance coverage applies, as well as other terms that are more favorable to us.
There are reasons to believe both the factors that have precipitated the current hardening cycle and the hardening cycle itself will persist for a significant period. The effect of the most recent significant catastrophic losses on (re)insurers will continue over the coming years as claims are paid out over time, with depleted reserves expected to require a sustained hard pricing environment to recover the losses from catastrophes. In addition, the trend of increasing legislative action, verdicts and settlements shows no sign of decline, and is likely to be exacerbated by the COVID-19 crisis, which may result in many (re)insurers having to retain more capital in response to these emerging claims. There is also no indication of any impending change in the low interest-rate environment that constrains (re)insurers’ returns from their fixed income investments.
As a leading participant in the specialty insurance and reinsurance market, we believe we are well placed to take advantage of the earnings tailwinds that hardening markets present to the larger industry players. Moreover, as the factors that support this hardening market appear to be durable, we believe the pricing and terms of business advantages of a hardening market will be available to us for the next several years.
We are a leading global (re)insurer with established clients, distribution channels and market expertise
Since our founding in 2002, we have grown to become a leader in the global specialty insurance and reinsurance markets. As such, we benefit from longstanding relationships with clients, brokers, proven underwriting expertise and an established and stable operating platform. We have a track record of underwriting essential coverage for a diverse set of complex risks, and we believe we have become a trusted and valued provider to our global client base. We serve our international customer base through more than 900 employees in 21 offices across six countries.
The following illustrates our broad and diversified operational footprint, with no concentration in a single underwriting market in either of our business segments.

(1)
Rest of world gross written premiums (ROW GWP) includes global policies not allocated to any particular region. Decrease in gross written premiums was driven by significant exposure to Legacy Lines that have been put into run-off.

We have a strong presence in the key (re)insurance markets of Bermuda, the United States and via the Lloyds platform the United Kingdom, with additional branches in Australia, Singapore and Switzerland. Although North America is the largest market for both our insurance and reinsurance businesses, 37% of our gross written premiums in our insurance business and 48% of our gross written premiums in our reinsurance business were generated outside of the United States in 2019. Through our broad geographic footprint and presence in key markets, we believe we are able to combine global expertise with local knowledge in order to provide our clients with (re)insurance products and solutions that are tailored to their specific needs.
Our business is sourced principally through brokers and reinsurance intermediaries, with whom we believe we maintain strong relationships. We benefit from the broker distribution channel, which provides us with access to an efficient, global distribution system without the significant time and expense that would be incurred in creating wholly-owned distribution networks. The brokers and reinsurance intermediaries typically act in the interest of ceding clients or insurers and are instrumental to our continued relationship with our clients.
▪
In our Insurance business, we benefit from strong relationships with a highly diverse network of brokers. In 2019, no single broker represented more than 8.5% of gross written premiums generated in our insurance business, with the top five brokers and top ten brokers accounting for 32.0% and 47.9% of gross written premiums in our Insurance business, respectively.

▪
In our Reinsurance business, we benefit from strong relationships that we have developed with key reinsurance brokers and have become a valued risk management partner to the leading insurers with whom they do business. In 2019, 21.0%, 20.3% and 18.8% of gross written premiums in our Reinsurance business were sourced through Aon, Marsh & McLennan and Willis Group, respectively.

The following tables show our gross written premiums by broker for each of our business segments for 2017, 2018 and 2019.
	Year ended December 31, 2019		Year ended December 31, 2018		Year ended December 31, 2017
Reinsurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Aon Corporation(1)	$311.9	21.0%	$363.7	24.3%	$374.5	24.2%
Marsh & McLennan Companies, Inc.	301.5	20.3	312.1	20.9	321.8	20.8
Willis Group Holdings, Ltd.	278.7	18.8	282.2	18.9	315.8	20.4
Others(2)	593.4	39.9	537.7	35.9	536.4	34.6
Total	$1,485.5	100.0%	$1,495.7	100.0%	$1,548.5	100.0%

(1)
On March 9, 2020, Aon plc and Willis Towers Watson announced a definitive agreement to combine, and expect the transaction to close in the first half of 2021.

(2)
Includes gross written premium of $312.5 million related to CGB DS and $Nil related to AgriLogic (2018 — (2018 — $259.7 million (CGB DS) and $33.1 million (AgriLogic), 2017 — $269.7 million related to AgriLogic) as part of our strategic partnership with CGB DS.

	Year ended December 31, 2019		Year ended December 31, 2018		Year ended December 31, 2017
Insurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Marsh & McLennan Companies, Inc.	$165.6	8.5%	$230.9	11.9%	$214.3	11.8%
Aon Corporation(1)	147.7	7.5	180.8	9.3	176.5	9.7
Brown & Brown Inc	124.9	6.4	121.9	6.2	57.3	3.2
Ryan Specialty	111.6	5.7	101.1	5.2	94.7	5.2
CRC Swett	76.8	3.9	78.8	4.0	87.3	4.8
Willis Group Holdings, Ltd.	76.1	3.9	145.1	7.4	123.4	6.8
AmWINS Group Inc.	71.4	3.6	86.4	4.4	86.8	4.8
Coastal Insurance Underwriters, Inc.	61.0	3.1	56.1	2.9	44.3	2.4
Arthur J Gallagher (UK) Limited	52.5	2.7	70.8	3.6	69.7	3.8
Lockton Inc	51.4	2.6	56.0	2.9	55.9	3.1
Jardine Lloyd Thompson Group Ltd.(2)	35.5	1.8	58.5	3.0	56.6	3.1
Others	982.4	50.3	$764.8	39.2	$745.6	41.3
Total	$1,956.9	100.0%	$1,951.2	100.0%	$1,812.4	100.0%

(1)
On March 9, 2020, Aon plc and Willis Towers Watson announced a definitive agreement to combine, and expect the transaction to close in the first half of 2021.

(2)
On April 1, 2019, Jardine Lloyd Thompson Group Ltd. was acquired by Marsh & McLennan Companies, Inc.

We have a highly diversified portfolio of risks, uncorrelated with major financial markets, which reduces volatility
We underwrite a highly diversified portfolio of (re)insurance risks in both of our insurance and reinsurance businesses, spread across lines of business, products, geographic areas of coverage, cedants and sources, with a particular focus on complex and niche risks in the non-life insurance market.

The figure below illustrates the diversity of the (re)insurance risks we underwrite, based on our gross written premiums by product line for 2019.

Diversified Product Mix[1]

57% Insurance | **43% Reinsurance**

9%
17%
23%
10%
2019 GWP
$3.4bn
9%
7%
25%

Marine, Aviation & Energy

Specialty
- Agriculture
- Marine, Aviation, Space, Terrorism
- Cyber
- Engineering
- Mortgage
- Other Specialty solutions

Financial & Professional
- Professional Lines
- Cyber
- Credit & Political Risk
- Crisis Management

Other Property
- Property Facultative
- Property Catastrophe Treaty

Casualty
- U.S. and Int'l Casualty Treaty
- Casualty Facultative
- Workers Comp

Property & Casualty
- UK & US Regional
- Environmental
- Railroad

Property Catastrophe
- Property Facultative
- Property Catastrophe Treaty

(1)
Gross written premiums for 2019 include approximately $300 million of gross written premiums across Legacy Lines.

In 2019, no single product line accounted for more than 25% of our total gross written premiums.
Our business is also diversified by geography, with a mix of premiums written for multi-national corporations as well as local corporations across North America, the UK, APAC, Europe and other geographies. See “— We are a leading global (re)insurer with established clients, distribution channels and market expertise,” above.
Moreover, our portfolio of risks is largely uncorrelated with the major financial markets.
Since the Apollo Acquisition and the reorganization of our management team, we have taken further steps to reduce our exposure to catastrophic events and thereby reduce volatility in our businesses. This includes restructuring our approach to purchasing reinsurance to optimize capital efficiency and reduce costs while improving our protection from catastrophe losses. Having refocused our underwriting on our profitable lines of business (see “— Business Improvement Initiatives” above), we believe we will be able to reduce our exposure to catastrophic events through improved underwriting as opposed to writing less business. We believe we will also benefit from our efforts to balance retention across our Insurance and Reinsurance businesses, by increasing retention in our Insurance business and reducing retention in our Reinsurance business, allowing us to retain more profitability.

The figure below illustrates the evolution of our net catastrophic risk exposure in terms of probable maximum loss (“PML”) to catastrophic events (being the reasonable maximum loss expected to be incurred) from July 2017 through April 2020.

Net CAT Risk (PMLs, $m)

48% Reduction
1,089
1,039
938
676
687
646
508
410
425
407
525
561
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
1 in 250 Group All Perils OEP PML

Our PML for a single event across all perils due to catastrophic events (based on 1-in-250 year return period single event across all natural catastrophe peril exposures to us) decreased by 48% between July 2017 and April 2020, as a result of a reduction in our gross exposure to catastrophe losses through improved underwriting as opposed to writing less business.
In addition, we believe we benefit from a highly liquid, diversified and relatively low-risk investment portfolio, invested primarily in high quality fixed income assets which provides us with a steady return and income uncorrelated to underwriting performance. The majority of our $7.6 billion aggregate investment portfolio (excluding catastrophe bonds and funds held by VIEs (the “Managed Portfolio”)) as of June 30, 2020 consisted primarily of cash and highly liquid core fixed income assets, including treasury securities, investment grade corporate debt and agency mortgage-backed securities. We also hold investments in Apollo managed private assets such as commercial mortgage loans (“CML”) and middle market loans (“MML”). In addition, Apollo manages a publicly traded, primarily investment grade structured products portfolio on our behalf. As of June 30, 2020, our Managed Portfolio (including operating cash and excluding the impact of swaps) had a duration of approximately 2.8 years and a book yield of 2.4%, which we believe allows us to effectively manage interest rate risk during periods of increased volatility.

The figures below illustrate the components of our Managed Portfolio as of June 30, 2020, by asset type, book yield and duration.

(1)
Sourced by Apollo Insurance Solutions Group International.

(2)
Includes securitized products, government-related and municipal securities.

(3)
Includes operating cash and excludes impact from swaps.

(4)
In September 2020, we transferred $770 million in cash to Enstar as payment for the ADC premium. Our investment portfolio correspondingly was reduced by such amount.

As of June 30, 2020, the majority of the Managed Portfolio was made up of core fixed income products. Our fixed income portfolio (excluding operating cash and the impact of swaps) had a book yield of 2.5% and a duration of 3.0 years.
Moreover, we believe our investment portfolio to be of high quality, as illustrated by the chart below.

Managed Portfolio Ratings

Unrated & other 10%
AAA 12%
BBB 6%
$7.6bn(4)
84%
"A" rated or better
A 26%
AA 46%

As at June 30, 2020, the weighted average credit quality of our Managed Portfolio was AA, with 84.0% of the portfolio being “A” rated or better. The weighted average rating of our Agency mortgage-backed securities was AA+.
As at June 30, 2020, the weighted average credit quality of our fixed income portfolio (excluding operating cash) was AA-, with 88.0% of the portfolio being “A” rated or better.
In September 2020, we transferred $770 million in cash to Enstar as payment for the ADC premium. Our investment portfolio correspondingly was reduced by such amount.
We have a strong balance sheet with a significant equity cushion
As a regulated (re)insurance company, we are required to maintain prescribed capital ratios and adequate reserves to support our underwriting. Like all insurance companies, our ability to pay dividends and other distributions depends, in part, on the adequacy of our capital reserves. In addition, financial strength ratings are a critical metric our customers rely upon when selecting insurance and reinsurance providers, and the external rating services that provide these financial strength ratings also evaluate the adequacy of our capital reserves when determining our ratings.

As a result of our prudent capital management, relatively low risk investment portfolio, diversified business model and conservative approach to reserving, we have maintained a strong capital position with a significant equity cushion. Pro forma for the Offering and the use of proceeds therefrom, as if each had occurred on June 30, 2020, our total capital (“Statutory Economic Capital and Surplus”) under the BMA regulatory capital model as of June 30, 2020, would have been $2,887.3 million, which includes $753.5 million of Preference Shares and $285.0 million of qualifying debt. As a result, we would have had a surplus of $1,301.5 million relative to the amount required by our ‘Target Capital Level” (“TCL”), which is 120% of the Enhanced Capital Requirement (“ECR”). The total capitalization would have represented 219% of the applicable Bermuda Solvency Capital Requirement (“BSCR”) for our businesses. We would also have had a surplus of approximately $800 million in excess of A.M. Best’s strongest capital adequacy requirements.
The figures below illustrate the evolution of our capital position as viewed in accordance with the model used by A.M. Best and the Bermuda Monetary Authority, respectively, as at December 31, 2018 and 2019 and as at June 30, 2020, after giving pro forma effect to the Offering and the use of proceeds therefrom as if each had occurred on June 30, 2020.

(1)
Pro forma includes an estimated $237.5 million of proceeds that we expect to receive from the Offering and assuming all of the proceeds are used to increase our regulatory capital.

(2)
BSCR refers to the Bermuda Solvency Coverage Ratio; BCAR refers to A.M. Best’s Capital Adequacy Ratio. Our BCAR as at June 30, 2020 is based on internal estimates.

The strength of our balance sheet is due, in part, to our investment strategy, including the diversified and high quality nature of our total investment portfolio, which generated net investment income $189 million, $198 million and $197 million for 2017, 2018 and 2019, respectively, and $99 million and $85 million for H1 2019 and H1 2020, respectively.
In addition, we have strengthened our liquidity position through numerous actions, including releasing approximately $760 million of restricted assets in 2019 and 2020. Our capital position has also benefited from the Tier 3 capital treatment afforded to our $300 million senior notes due 2023 by the Bermuda Monetary Authority effective June 2019, and the refinancing of our 2020 notes with the issuance of $250 million of preferred shares (evidenced by Depositary Shares) in August 2019 that have been afforded Tier 2 capital treatment by the Bermuda Monetary Authority.
We historically have maintained a conservative approach to reserving, and, as of December 31, 2019, we maintained a buffer of approximately $240 million over expected losses (calculated based on actuarial estimates). In March of 2020, we further strengthened our capital position by entering into the ADC, as discussed under “Business Improvement Initiatives” above. As a result of the ADC, we have significantly reduced our exposure to claims from risks underwritten prior to January 1, 2020, creating additional headroom under our existing buffer and reducing our capital requirements, and we expect the ADC to significantly reduce volatility from our historical business going forward. As of June 30, 2020, we maintained a $215 million buffer over expected losses (calculated based on actuarial estimates).
The figure below illustrates our ADC structure, as of December 31, 2019.
We have established a stable operating platform, with highly experienced underwriting and management teams backed by one of the largest global private markets investors
The success of our (re)insurance underwriting efforts depends significantly on the policies, procedures and expertise of our teams, and our ability to appropriately price risks. We believe we have established a stable operating platform, with highly experienced underwriting teams, supported by data and analytical tools that equip them with knowledge and insights to more effectively allocate capital to risk pools and improve our pricing of risk. We also believe that we have developed effective processes and internal business controls for determining risk limits, as well as identifying, tracking and settling claims, with a staff of experienced claims professionals organized into insurance and reinsurance teams, which are managed separately but under a global structure designed to achieve consistency and efficiencies across all lines of business.

In addition, we have achieved significant progress in strengthening our global platform by promoting strong leaders internally from the deep talent pool within the organization, as well as appointing several new, highly-regarded external management team members to help contribute to the transformation of our business. 13 senior management team members of a total of 15 members are new hires or internal promotions, who we believe provide a breadth of relevant experience and expertise that is crucial to the successful implementation of our strategic plans.
Our Executive Chairman and CEO, Mark Cloutier, has over 35 years’ experience in international insurance and reinsurance and was previously Executive Chairman and CEO of Brit plc (“Brit”). During his time at Brit, Mark successfully executed a number of value creating initiatives, many of which we have implemented as part of our Business Improvement Initiatives. These include improving underwriting results through exiting unprofitable business and selectively growing lines where we prices are growing more strongly, reducing expenses and driving asset yield improvements.
In addition, we are supported by Apollo, one of the largest global private investors, for whom (re)insurance is a key strategic sector and who have a 28 year history in successfully investing in this sector. Notable investments include Athene, Catalina, Athora, Tranquilidade (which has since been sold by Apollo), Amissima and Brit (which has since been sold by Apollo). Apollo also has significant experience interacting with regulators of financial services companies, having received approval from multiple regulators (including the Prudential Regulation Authority (the “PRA”), Bermuda Monetary Authority (the “BMA”), as well as U.S. state and EU regulators) to invest in (re)insurance companies.
Of the $2.6 billion of capital that Apollo has invested in acquiring all of our outstanding share capital pursuant to the Apollo Acquisition, approximately $2.3 billion is expected to remain in our business following distribution of $237.5 million to Sponsor HoldCo equityholders.
Our Strategy
Continue to leverage our strengths and expertise to strengthen our market-leading position as a provider of innovative customer-focused (re)insurance solutions, to achieve our corporate vision of being a top quartile specialty risk (re)insurer, focused on total value creation through underwriting and investment performance
As a leading participant in the market for specialty (re)insurance, we intend to continue to leverage our expertise and core strengths in continuing to grow our businesses, including as follows:
•
Deep-seated Technical Underwriting Skills. We will seek to specialize in providing innovative solutions as well as more traditional (re)insurance placements to meet our client’s needs. We believe that our highly disciplined and experienced underwriting, claims, modelling and actuarial teams have a breadth and depth of technical knowledge that truly distinguishes us from our peers. We will seek to apply this knowledge alongside our capital expertise to achieve our strategic vision.

•
Regional Decision-Making with International Capabilities. Having streamlined our international footprint, we believe our current footprint is more suited to our international product distribution and client requirements, as we are able to offer platform flexibility supported by strong legal entity balance sheets. We operate on both an international and regional product basis, meaning that we can align our product and distribution capabilities to give the best possible service to our customers.

•
Client-focused Risk Partner. Our success is founded on our significant industry expertise and thorough understanding of, and attentiveness to, our clients’ needs, as well as exceptional expertise in assessing and managing risk. We believe that our client service model positions us well to offer innovative solutions that are tailored to our clients’ specific needs. We will continue to emphasize the importance of a client-centric focus in growing our business. We will continue to leverage our boutique service mentality to focus on developing our strong broker and client relationships, and meet our clients’ needs as a resourceful, problem-solving risk partner.

•
Claims Excellence. We pride ourselves on our claims excellence, with a goal of providing a professional, timely and fair service in handling claims. We will continue to partner with our customers to proactively investigate, analyze and resolve claims to seek to continue to provide professional, timely and fair resolution of claims.

•
Significant Capacity. We will seek to maintain a robust capital position and ratings across our Operating

Subsidiaries. We will also seek to continue to leverage our underwriting and analytical expertise to access additional third-party capital through Aspen Capital Markets. We believe this will enhance our operational flexibility in the capital markets while providing investors with direct access to our underwriting expertise.
Continue to maintain robustly capitalized operating platforms to support efficient risk transfer and dynamic capital management, as well as increasing our available capital whilst generating non risk-bearing fee income through Aspen Capital Markets
Through our operations in Bermuda, the United States and the United Kingdom, and our access to the Lloyd’s platform, we have access to all of the major capital structures with which to best place our business where appropriate. To operate in these regions it is essential we meet the requirements of our regulators, notably in Bermuda, the United Kingdom and the United States, as well as the major rating agencies, and therefore the strength of our balance sheet is critical to the success of our business. As such, we will seek to continue to manage our balance sheet to ensure we hold significant capital in excess of regulators’ and rating agencies’ requirements. As our operations grow we expect to continue to maintain capital in excess of applicable regulatory and rating agency capital requirements, and also to continue to access capital markets and trading counterparties to maximize the efficiency of our capital.
Most insurance business is written by companies that hold the risk on their own balance sheet. However, certain asset managers, pension funds and other investment groups also seek exposure to insurance markets as they believe the risk and return profile is attractive and has a low correlation with other financial market risks. These sources of capital access insurance market risk through the alternative capital market, using structures such as catastrophe bonds, sidecars, collateralized insurance and funds. Our Aspen Capital Markets business provides access to (re)insurance risks and returns for these investors, in respect of which we generate fee income which has different characteristics from our underwriting activities. We believe this supports greater stability and diversity of our overall financial returns. The investor capital supporting Aspen (re)insurance lines also allows us to write additional business.
We will seek to leverage our underwriting and risk-financing capabilities to expand our long-standing relationships in the alternative reinsurance market and continue to meet clients’ needs. We believe this will facilitate access to increasing amounts of third-party capital through Aspen Capital Markets, and will provide us with greater opportunities to write business beyond the capacity of our own balance sheet.
Capitalize on our underwriting analytics and risk management capabilities to accurately understand, price and transition risk, seeking to generate attractive returns through a combination of underwriting profit and fees for the management of third party capital.
The returns we earn from underwriting insurance risks depend on our ability to determine and negotiate premiums paid to us such that, across our entire portfolio, the aggregate premiums received exceed the claims paid and our operating expenses. Determining the appropriate price for a risk requires deep knowledge and experience of the relevant market and circumstances and often requires particular expertise relating to a client or cedant’s industry or geographic region.
We operate within a clearly defined risk control framework that is designed to protect our franchise value and facilitate sustained profitable growth. Our risk appetite framework is a central component of our approach to risk management. Our business, led by our group executive committee, implements our risk appetite framework via its business plans, risk governance documentation (i.e. policies), and the implementation of appropriate risk controls which, together, provide the governance structure to support risk-based decision making and oversight of our operations.
We will seek to continue to manage our loss exposure by maintaining disciplined underwriting processes designed to guide the pricing, terms and acceptance of risk. This includes maintaining and strategically reviewing authorities and risk limits that govern all risk-taking decisions across the Aspen Group, and which translate risk appetite objectives into measurable criteria. Our risk limits also serve as a primary means of controlling accumulated risk exposures and serve as a mechanism to facilitate diversification of our risk profile. Additionally, our risk limits influence our risk-taking decisions which relate to business steering and portfolio management, and inform our decisions related to risk transfer (such as purchasing external reinsurance / retrocession, entering into risk swaps or transferring risk to the capital markets).

We will also seek to continue to limit certain risks, such as catastrophes and political risks, by geographic diversification. In addition, having made substantial investments to develop proprietary analytic and modeling capabilities, we will seek to leverage and further develop and refine such capabilities, as well as make use of a variety of third party data sources, to facilitate our underwriting, risk management, capital modeling and allocation and risk assessments relating to the risks we assume. We will seek to leverage any new analytic and modeling capabilities and/or data sources that may emerge. These models and other tools, together with specialist underwriting teams, help us to manage our risks, understand our capital utilization and risk aggregation, inform management and other stakeholders of capital requirements and seek to improve the risk/return profile or optimize the efficiency of the amount of capital we apply to cover the risks in the individual contracts we sell and in our portfolio as a whole. New sources of data, and the ability to analyze information, are constantly being developed by the (re)insurance industry.
Position ourselves as an employer of choice in our market by maintaining an inclusive, collaborative and decisive team-based culture, through reward and recognition programs that are tied to performance, while developing our position as a socially responsible, aware and giving organization.
We rely upon the knowledge and talent of employees across our business to successfully conduct our operations. This includes experienced and skilled insurance professionals in areas including underwriting, actuarial, risk management, marketing, operations and finance. Our success has depended, and will continue to depend, in substantial part upon our ability to attract and retain highly skilled and technically qualified employees and to train our employees. This is true at the senior management level as well as in key operational roles, such as underwriting and reserving.
There is significant competition for qualified employees and managers from within our industry as well as from businesses outside our industry. We will seek to continue to recruit and retain talented staff through attractive remuneration and incentivization packages based on individual performance and the performance of the entire business. For example, certain members of our senior management have particular arrangements that are aligned to the investment performance achieved by our shareholders.
We also recognize that attracting and retaining talented and motivated employees also requires significant non-financial incentives. With a new leadership team put in place since 2019, there has been increased emphasis on developing the “Aspen Culture,” including through hiring a new Chief People Officer, conducting a wholesale review of Aspen’s principles and values, renewing our emphasis on diversity and inclusion and formulating our holistic Corporate Social Responsibility strategy earlier this year.
We will seek to continue to place an emphasis on maintaining an inclusive, collaborative and decisive team-based culture, to facilitate a fair and transparent working environment, where all colleagues are respected and given equal opportunity to contribute and develop, both personally and in their careers. We will also seek to continue to provide a safe and healthy working environment for all our staff, as well as encourage the adoption of flexible remote working practices in response to the COVID-19 crisis.
Operate as a dynamic investor, seeking to optimize risk-adjusted investment returns, by carefully managing a largely short-dated, low-volatility and low risk asset portfolio to generate consistent and steady returns, whilst deploying additional capital into quality private assets in a risk-controlled manner depending on market conditions
We receive premium income as cash payments from our clients, which we invest to obtain an incremental and uncorrelated return to insurance risk. Based on our own asset management capabilities, and benefitting from our relationship with Apollo, one of the world’s largest global private investors and leading alternative credit investors for whom (re)insurance is a key strategic sector, we believe we are well positioned to generate continuing attractive investment income from our investment portfolio.
In order to maintain the strength of our balance sheet and ensure our clients and counterparties are confident in our ability to meet claims, our overall portfolio strategy remains focused on high quality fixed income investments, with a low risk appetite. We will seek to continue to benefit from our highly liquid, diversified and relatively low-risk investment portfolio, invested primarily in high quality fixed income assets which provides us with a steady return and income uncorrelated to underwriting performance. In addition, going forward, in accordance with our Strategic Asset Allocation program, we will seek to leverage Apollo’s investment expertise and in-house asset management function to diversify our investment portfolio, including by deploying additional capital into quality privately-held assets, subject to appropriate market conditions and risk management controls. Apollo has a demonstrated track record of executing portfolio redeployments across other (re)insurance businesses in which they have made investments and provided asset management services, such as Athene, Athora and Brit.
Continue to refine our operating platform to maintain the infrastructure necessary to realize our strategic objectives, whilst focusing on opportunities for greater efficiency and profitability
We are a leading participant in a complex business area, and as such we require significant operational infrastructure in order to perform our day-to-day business. We have more than 900 employees across 21 offices in six countries and rely on internal and third-party information technology and other systems in order to price business and assess and settle claims. We will seek to continue to leverage our operational infrastructure to respond quickly, efficiently and accurately to client and broker inquiries, which is essential to our business success.
In recent years, we have undertaken strategic reviews of our business to address underperformance and reduce our risk exposures in specific lines of business, and we implemented cost savings initiatives (including through streamlining our operating platforms), to ensure a better focus on profitability and sustainability. We will seek to continue to focus on developing what we consider to be our profitable portfolios with the support of disciplined underwriting and improved pricing, as well as continue to strategically review our operations to focus on opportunities for greater efficiency and profitability. This includes investing strategically in technological innovation across our business, including in partnerships to enhance our value proposition and accelerate our ability to provide solutions that meet clients’ needs within a shorter timeframe.
Continue to focus on technology
We believe that technology is crucial to various aspects of our business and decision-making processes, and we believe that technological innovation will continue to be transformative for our industry. Following a comprehensive review of our global IT and program delivery operations in 2019, we identified various strategic objectives designed to improve our existing technology and operations and upgrade our capabilities in line with our core values and principles.
We will also continue to prioritize the use of technology to achieve internal efficiency and improve our underwriting and pricing capabilities. This includes accelerating our transition to the cloud, automating underwriting processes by extending modern platforms and automating to triage submissions, which we believe could drive productivity and facilitate selection of better risks, improve broker experience and increase the speed at which we are able to provide quotes. We will also seek to enhance our data and analytics capabilities to provide enhanced information to support our underwriting, pricing and reserving activities.
Sources and Uses
It is estimated that gross proceeds from the Offering will be $500.0 million. It is expected that the proceeds from the Offering will be used to fund the Proceeds Loans, which will be used by the Sponsor HoldCos to (i) finance a distribution to their equityholders, (ii) make a contribution to the Aspen Group, (iii) fund a cash interest payment in respect of the Proceeds Loan, which will be used by the Issuers to fund the first cash interest payment in respect of the Notes and (iv) pay the costs, fees and expenses related to the Offering on behalf of the Issuers pursuant to the terms of an expense reimbursement letter.
The following table illustrates the estimated sources and uses of proceeds from the Offering.
Sources of Funds		Uses of Funds
(dollars in millions)
Notes offered hereby(1)	$500.0	Distribution to Sponsor HoldCo equityholders(2)	$237.5
		Equity contribution to Highlands Holdings and Aspen Group(2)	237.5
		Estimated costs, fees and expenses and estimated first coupon cash payment(3)	25.0
Total sources of funds	500.0	Total uses of funds	500.0

(1)
Represents the gross proceeds from the issuance of the Notes and does not reflect estimated fees and expenses related to the offering. The Issuers will on-lend the gross proceeds from the Offering to the Sponsor HoldCos under two intercompany proceeds loans (the “Proceeds Loans”), and the Sponsor HoldCos will collectively apply these proceeds as described in this table under “Uses of Funds.”

(2)
A portion of the proceeds from the Proceeds Loans will be used to (i) make cash available for distributions from the Sponsor HoldCos to their equityholders and (ii) be contributed by the Sponsor HoldCos way of an equity contribution to Highlands Holdings and then by way of an equity contribution to the Aspen Group.

(3)
Represents (i) an estimate of the discounts, costs, fees and expenses incurred in connection with the Offering, including original issue discount, placement and professional fees, that will be paid by the Sponsor HoldCos on behalf of the Issuers and (ii) a cash interest payment in respect of the Proceeds Loan, which will be used by the Issuers to fund the first cash interest payment in respect of the Notes. Actual costs, fees and expenses may vary.

The Issuers
The Bermuda Issuer is a Bermuda exempted company incorporated on August 10, 2020 and the Co-Issuer is a Delaware corporation incorporated on July 31, 2020. The Bermuda Issuer’s registered office is located at Park Place, 55 Par la Ville Road, Hamilton HM11, Bermuda. The Co-Issuer’s registered office is located at 251 Little Falls Drive, Wilmington, Delaware 19808, United States.
Principal Equityholders
The Sponsor owns all of the equity interests of the Bermuda Issuer and, except for a non-voting minority interest of less than 1%, all of the equity interests of Highlands Holdings. See “Principal Equityholders.”
Recent Developments
July Preference Share Dividend
On July 1, 2020, Aspen Holdings paid the following dividends on its Preference Shares:
▪
Quarterly dividend of $0.3719 per share on its 5.950% Preference Shares;

▪
Quarterly dividend of $0.3516 per share on its 2016 5.625% Preference Shares; and

▪
Quarterly dividend of $351.56 per share on its 2019 5.625% Preference Shares, which are represented by Depositary Shares; holders will receive $0.35156 per Depositary Share.

October Preference Share Dividend
On October 1, 2020, Aspen Holdings paid the following dividends on its Preference Shares:
▪
Quarterly dividend of $0.3719 per share on its 5.950% Preference Shares;

▪
Quarterly dividend of $0.3516 per share on its 2016 5.625% Preference Shares; and

▪
Quarterly dividend of $351.56 per share on its 2019 5.625% Preference Shares, which are represented by Depositary Shares; holders will receive $0.35156 per Depositary Share.

COVID-19 crisis
The following chart illustrates the split of $187.3 million of losses associated with COVID-19 that we have reserved for in H1 2020.

Of our total losses associated with the COVID-19 crisis in H1 2020 (which we have established reserves for, a significant portion of which are IBNR reserves in respect of IBNR losses), approximately 70% and 30% were attributable to our Reinsurance and Insurance businesses, respectively. The vast majority of these losses (approximately $168 million) arose from direct exposures, which are not certain to be incurred as the total impact will depend on the terms and conditions of the relevant policies. Our indirect losses (approximately $19 million reserved) relate to coverages where claims may arise from financial distress, insolvencies, civil unrest or deteriorating financial conditions, which by their nature are more challenging to estimate.
Since June 30, 2020, we have reviewed our assumptions and a limited amount of experience for losses associated with the COVID-19 crisis with no material changes to our estimated IBNR COVID losses as reported in H1 2020.
Catastrophe losses
We expect to be impacted by catastrophes that have occurred in H2 2020, including North Atlantic hurricanes and California wildfires. However, it is premature to assess the full extent of our exposures.
Sale of CGB business
In December 2017, Aspen acquired a 23.2% stake in a newly formed company, Crop Re Services LLC (“Crop Re”). The remaining 76.8% of Crop Re is owned by CGB DS. Crop Re is responsible for directing the placement of reinsurance by CGB DS and through this strategic partnership, Aspen received rights to provide quota share reinsurance capacity, in proportion to its shareholding of Crop Re, to the US crop insurance company affiliate of CGB DS. In 2019, Aspen’s U.S. agricultural business represented $312.5 million in gross written premium, virtually all of which was derived from our relationship with CGB DS.
In September 2020, we received notice from CGB DS that its controlling parent entered into a definitive agreement for the sale of CGB DS to a third party. The planned sale of CGB DS triggers an option for CGB DS to purchase all of Aspen’s ownership interest in Crop Re (the “CGB Sale”). CGB DS has notified us that they are exercising this right, and we are in negotiations with CGB DS regarding the valuation of Aspen’s interest in Crop Re in connection with the CGB Sale. The CGB Sale is expected to close in the fourth quarter of 2020 and is likely to result in a material diminution of our U.S. agricultural business in 2021 and beyond.
Surety insurance business
In July 2020, we sold our renewal rights to our surety insurance book of business to a third party and executed a loss portfolio transfer transaction for the transfer of prior-year liabilities. We currently continue to underwrite only a small portion of surety business on a fronted basis to the purchaser in a renewal rights transaction, which is subject to a 100% quota share reinsurance agreement back to the purchaser, or via a limited reinsurance quota share of the book.
Investment Portfolio
In September 2020, we unwound the remaining $1.25 billion of our interest rate swaps.
In September 2020, we transferred $770 million in cash to Enstar as payment for the ADC premium. Our investment portfolio correspondingly was reduced by such amount.

Summary Corporate and Financing Structure
The following chart illustrates our simplified corporate structure and principal indebtedness after giving effect to the Offering. All entities shown below are 100% owned unless otherwise indicated. The chart does not include all entities of the Aspen Group (or its parent companies) or all of the debt obligations thereof. For a summary of the debt obligations referred to in this chart, please see “Description of Other Indebtedness” and “Description of the Notes”.

Co-Investors
Apollo
Proceeds Loan(3)(7)
37.66%(1)
61.6%(1)
Proceeds Loan(3)(7)
AP Highlands Co-Invest, L.P. (Cayman Islands)(3)
AP Highlands Holdings, L.P. (Cayman Islands)(3)
37.94%
62.06%
Bermuda Issuer (Bermuda)(1)(2)(8)
Highlands Holdings (Bermuda)(1)
Notes offered hereby(2)
Co-Issuer (Delaware)(2)(8)
Aspen Holdings (Bermuda)(4)(5)(6)
Senior Notes(4)
Revolving Credit Facility(5)
Preferred Shares(5)
Subsidiaries(5)
Regulated Entities
Restricted

(1)
All of the equity interests of the Bermuda Issuer and, except for a non-voting minority interest of less than 1%, all of the equity interests of Highlands Holdings are owned by certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager. See “Principal Equityholders.”

(2)
The Issuers will issue $500 million in aggregate principal amount of the Notes. The Notes will be general senior secured obligations of the Issuers and will rank pari passu in right of payment to all existing and future indebtedness of the Issuers that are subordinated in right of payment to the Notes and will rank senior in right of repayment to any future indebtedness that is expressly subordinated to the Notes. The Notes will not be guaranteed on the Issue Date. Accordingly, the Notes will be structurally subordinated to all existing and future obligations of Highlands Holdings, Aspen Holdings and Aspen Holdings’ subsidiaries, including Aspen Holdings’ Senior Notes due 2023, amounts outstanding under the revolving credit facility (if any) and obligations in respect of its Preference Shares. The Issuers conduct no business operations and have no significant assets other than the receivables under the Proceeds Loans. In order to satisfy their cash payment obligations under the Notes, the Issuers will rely on funds provided by the Operating Subsidiaries of Aspen Holdings through the Sponsor HoldCos. These Operating Subsidiaries will have no obligation to make such funds available, and they may be prohibited from doing so under certain circumstances. See “Risk Factors — Risks Related to Our Ownership and Structure — The Bermuda Issuer is a holding company and the Issuers are newly formed entities with no revenue-generating operations. The Issuers have no independent operations and are dependent on payments from subsidiaries in order to provide it with funds to meet its obligations.”

(3)
The security interests will be granted by (i) the Sponsor HoldCos over their shares in the Bermuda Issuer and Highlands Holdings, (ii) the Bermuda Issuer over its shares in the Co-Issuer, (iii) the Bermuda Issuer over the promissory notes issued by the Sponsor HoldCos in favor of the Bermuda Issuer pursuant to the Proceeds Loans and (iv) the Bermuda Issuer over its bank account. See “Description of the Notes — Security; the Collateral.” The validity and enforceability of the security interests will be subject to the legal and practical limitations described in “Risk Factors — Risks Related to the Notes and Our Capital Structure.” In particular, enforcement of the security interests over the shares of Highlands Holdings will require approval from certain regulatory authorities. See “Risk Factors — Risks Related to the Notes and Our Capital Structure — Enforcement of the share pledges and charges that make up the substantial portion of the Collateral will require prior approval from regulatory bodies and may not result in any recovery.”

(4)
On November 13, 2013, Aspen Holdings issued $300 million in aggregate principal amount of Senior Notes, which mature on November 15, 2023. See “Description of Other Indebtedness — Senior Notes.”

(5)
Aspen Holdings and certain of its direct or indirect subsidiaries are party to the Credit Agreement. As of June 30, 2020, no borrowings were outstanding under the Credit Agreement. See “Description of Other Indebtedness — Credit Agreement.”

(6)
Aspen Holdings is the issuer of 11,000,000 5.950% Preference Shares with a liquidation preference of $25 per share, 10,000,000 2016 5.625% Preference Shares with a liquidation preference of $25 per share and 10,000,000 Depositary Shares, each representing 1/1000th interest in one 2019 5.625% Preference Share, with a liquidation preference of $25 per share.

(7)
The Bermuda Issuer will on-lend the gross proceeds from the Offering to the Sponsor HoldCos. See “Description of Other Indebtedness — Proceeds Loan.” The Sponsor HoldCos, in turn, will use these funds to (i) finance a distribution to their equityholders, (ii) make a contribution to the

Aspen Group, (iii) fund a cash interest payment in respect of the Proceeds Loan, which will be used by the Issuers to fund the first cash interest payment in respect of the Notes and (iv) pay the costs, fees and expenses related to the Offering on behalf of the Issuers pursuant to the terms of an expense reimbursement letter. See “Use of Proceeds.”
(8)
Due to regulatory restrictions, only the Issuers will be signatories to the Indenture, and only the Issuers will agree to be bound by the covenants thereunder. The Indenture will, due to such regulatory restrictions, be drafted instead to provide for the occurrence of a default of the Issuers upon the breach by a subsidiary of the Sponsor HoldCos (other than the Issuers), Highlands Holdings or a subsidiary of Highlands Holdings of the covenants applicable to the Issuers, as if such covenants applied to such entities.

SUMMARY FINANCIAL, OPERATING AND OTHER DATA
The following tables present the summary historical condensed consolidated financial information of the Aspen Group for the periods indicated. No separate historical financial information has been provided in this offering memorandum for the Bermuda Issuer or the Co-Issuer because they are newly formed entities formed for the purpose of issuing the Notes and, as of the date of this offering memorandum, have no historical operations, liabilities or material assets of their own. In addition, no separate financial information has been provided in this offering memorandum for Highlands Holdings because all of Highlands Holdings’ operations are conducted through the Aspen Group and, the financial condition and results of operations of Highlands Holdings is substantially the same as those of the Aspen Group except as noted in the “Presentation of Financial and Other Information — Historical Financial Information.”
The summary historical consolidated financial information of the Aspen Group set forth below as of and for the years ended December 31, 2017, 2018 and 2019 has been derived from the Aspen Audited Financial Statements, which are included elsewhere in this offering memorandum. The summary historical consolidated financial information of the Aspen Group as of and for the six months ended June 30, 2019 and 2020 has been derived from the Aspen Interim Financial Statements, which are included elsewhere in this offering memorandum.
The data below is not necessarily indicative of results of future operations and should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Aspen Financial Statements, which are included elsewhere in this offering memorandum. The unaudited condensed interim consolidated financial information as of and for the six months ended June 30, 2020 should not be regarded as indicative of our expected results as of and for the year ended December 31, 2020 or any other period.
	Year ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020
	($ in millions, except per share amounts and percentages)
Summary Income Statement Data
Gross written premiums	$3,360.9	$3,446.9	$3,442.4	$1,854.4	$2,118.6
Net written premiums	2,212.5	2,082.0	2,427.9	1,206.9	1,436.8
Net earned premiums	2,306.6	2,214.7	2,293.3	1,040.2	1,191.7
Loss and loss adjustment expenses	(1,994.7)	(1,573.0)	(1,679.7)	(631.9)	(883.0)
Amortization of deferred policy acquisition costs, general, administrative and corporate expenses(1)	(902.7)	(863.3)	(934.3)	(454.0)	(429.2)
Net investment income	189.0	198.2	197.3	99.2	84.9
(Loss) income from operations before income tax	(281.8)	(156.0)	(218.8)	(44.1)	(164.6)
Net (loss) income after income tax	(266.4)	(145.8)	(241.7)	(37.3)	(168.7)
Basic weighted average shares outstanding (millions)	59.8	59.7	60.9	60.2	60.4
Summary Balance Sheet Data (period end)
Total cash and investments(2)(3)	$8,687.8	$7,823.1	$7,801.9	$7,779.4	$7,786.8
Premiums receivable(4)	1,596.3	1,551.1	1,403.4	1,608.8	1,863.1
Total assets	12,906.4	12,532.9	12,580.5	12,965.2	14,148.0
Loss and loss adjustment expense reserves	6,749.5	7,074.2	6,951.8	6,782.7	7,055.2
Reserves for unearned premiums	1,820.8	1,709.1	1,737.7	1,947.3	2,150.4
Loan notes issued by variable interest entities, at fair value(5)	86.6	4.6	—	—	—
Long-term debt	549.5	424.7	299.8	424.8	299.9
Total shareholders’ equity	2,912.9	2,640.4	2,725.5	2,713.5	2,678.8

(1)
Includes non-operating expenses.

(2)
Total cash and investments include cash, cash equivalents, fixed income securities, equities, bank loans, other investments, short-term investments and catastrophe bonds.

(3)
Including cash within consolidated VIEs of $69.1 million as at December 31, 2019 (2018 — $26.9 million; 2017 — $166.6 million) and $69.9 million as at June 30, 2020 (2019 — $85.7 million).

(4)
Premiums receivable including funds withheld.

(5)
All of the loan notes issued by our consolidated VIEs, at fair value, were classified as current liabilities due and payable in less than one year. For more information, refer to Note 5, “Variable Interest Entities” in the Aspen Financial Statements.

Non-U.S. GAAP Financial Measures and Other Metrics (unaudited) for the Group
See “Use of Non-U.S. GAAP Financial Measures and Other Metrics” for definitions and explanations of our use of Non-U.S. GAAP financial measures and other metrics. We present these non-U.S. GAAP financial measures and other metrics in this offering memorandum because we believe that they provide supplemental measures of performance, profitability and liquidity, which we use for evaluating our business performance, and which contribute to a more complete understanding of underlying trends in our business. Furthermore, we believe that some of these non-U.S. GAAP financial measures and other metrics are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.

	Year Ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020
	($ in millions, except percentages)
Income statement data
Net earned premiums	2,306.6	2,214.7	2,293.3	1,040.2	1,191.7
Normalized net earned premiums(1)	1,951.5	1,833.6	2,022.6	890.3	1,078.1
Net profit/(loss) after tax	(266.4)	(145.8)	(241.7)	(37.3)	(168.7)
Underwriting profit/(loss)(2)	(499.8)	(87.6)	(140.6)	42.1	(78.7)
Normalized underwriting profit/(loss)(3)	(204.6)	(92.5)	(57.8)	8.1	55.5
Adjusted operating income H1 2020(4)	—	—	—	—	82.9
Pro forma adjusted operating income H1 2020(5)	—	—	—	—	139.3
Annualized pro forma adjusted operating income 2020(6)	—	—	—	—	237.7
Other Metrics
Loss ratio	86.5%	71.0%	73.2%	60.7%	74.1%
Policy acquisition expense ratio	17.4%	16.8%	18.0%	18.3%	19.4%
General and administrative expense ratio	21.8%	22.2%	22.7%	25.4%	16.6%
Gross operating expense ratio	12.4%	11.0%	10.8%	9.9%	8.2%
Expense ratio	39.2%	39.0%	40.7%	43.7%	36.0%
Accident year ex-cat net loss ratio(7)	66.5%	63.9%	64.3%	58.7%	54.7%
Accident year ex-cat gross loss ratio(8)	66.4%	60.4%	60.1%	54.5%	51.8%
Retention ratio	65.8%	60.4%	70.5%	65.1%	67.8%
Cession ratio	34.2%	39.6%	29.5%	34.9%	32.2%
Combined ratio	125.7%	110.0%	113.9%	104.4%	110.1%
Normalized combined ratio(9)	—	—	—	—	96.2%
Normalized combined ratio excluding bonuses(10)	110.5%	105.0%	102.9%	99.1%	94.9%
Annualized pro forma normalized combined ratio H1 2020(11)					93.0%
Annualized pro forma normalized combined ratio excluding bonuses H1 2020(12)	—	—	—	—	90.5%
Average equity(13)	2,799.9	2,281.6	2,154.8	2,188.6	1,927.9
Normalized return on equity H1 2020	—	—	—	—	8.6%
Annualized pro forma normalized return on equity 2020	—	—	—	—	12.3%

(1)
The following table provides a reconciliation of our net earned premiums to normalized net earned premiums for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020
	($ in millions)
Net earned premiums	2,306.6	2,214.7	2,293.3	1,040.2	1,191.7
Legacy Lines	(355.0)	(381.2)	(270.8)	(149.9)	(113.6)
Normalized net earned premiums	1,951.6	1,833.5	2,022.5	890.3	1,078.1

(2)
The following table provides a reconciliation of our net profit/(loss) to underwriting profit/(loss) for the periods indicated.

	Year ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020
	($ in millions)
Net profit/(loss)	(266.4)	(145.8)	(241.7)	(37.3)	(168.7)
Income tax benefit/(expense)	(15.4)	(10.2)	22.9	(6.8)	4.1
(Loss) before tax	(281.8)	(156.0)	(218.8)	(44.1)	(164.6)
Other expenses	4.9	2.7	1.7	1.4	1.8
Other income	(8.9)	(9.0)	(4.9)	(3.0)	(1.9)
Net realized and unrealized foreign exchange (losses)/gains	23.9	3.5	11.8	13.9	(14.2)
Interest expense on long term debt	29.5	25.9	20.2	11.0	21.7
Change in fair value of derivatives	(27.7)	31.8	144.2	133.6	87.8
Change in fair value of loan notes issued by variable interest entities	(21.2)	4.4	3.1	3.0	—
Realized loss on debt extinguishment	—	8.6	5.5	—	—
Realized and unrealized investment losses	28.4	174.7	10.9	10.6	70.6
Realized and unrealized investment gains	(148.9)	(110.0)	(97.1)	(72.9)	(36.8)
Net investment income	(189.0)	(198.2)	(197.3)	(99.2)	(84.9)
Non-operating expenses	32.7	77.2	125.6	61.9	11.6
Corporate expenses	58.3	56.8	54.5	25.9	30.2
Underwriting (loss)/profit	(499.8)	(87.6)	(140.6)	42.1	(78.7)

(3)
The following table provides a reconciliation of underwriting profit/(loss) to normalized underwriting profit/(loss) for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020
	($ in millions)
Underwriting profit/(loss)	(499.8)	(87.6)		42.1	(78.7)
Corporate expenses	(58.3)	(56.8)	(54.5)	(25.9)	(30.2)
Bonuses and LTIP expenses	52.8	33.4	22.7	18.9	6.5
Non-recurring expenses relating to write-offs	—	—	—	—	7.0
Underwriting (income)/loss from Legacy Lines(a)	20.6	61.7	140.8	23.6	22.7
Losses associated with the COVID-19 crisis less the economic activity adjustment	—	—	—	—	162.3
Adjustment for catastrophe losses	397.0	118.8	3.8	(23.1)	(24.0)
Net favorable/unfavorable prior-year loss development	(116.8)	(162.2)	(30.0)	(27.2)	(10.1)
Normalized underwriting profit/(loss)	(204.6)	(92.5)	(57.8)	8.1	55.5

(a)
Includes an allocation of indirect costs to Legacy Lines.

(4)
The following table provides a reconciliation of our normalized underwriting profit/(loss) for H1 2020 to adjusted operating income H1 2020.

Six Months Ended June 30, 2020
($ in millions)
Normalized underwriting profit/(loss)	55.5
Adjusted bonus	(14.3)
Net investment income	84.9
Interest payments and distributions on Preference Shares	(29.3)
Taxes and other income	(13.9)
Adjusted operating income H1 2020	82.9

(5)
The following table provides a reconciliation of our adjusted operating income H1 2020 to pro forma adjusted operating income H1 2020.

Six Months Ended June 30, 2020
($ in millions)
Adjusted operating income H1 2020	82.9
Rate impact adjustment	78.6
Claims inflation adjustment	(4.6)
Cost savings adjustment	16.6
Acquisition expenses adjustment	(15.2)
Pro forma bonus	(15.0)
Tax	(3.9)
Pro forma adjusted operating income H1 2020	139.3

(6)
The following table provides a reconciliation of our pro forma adjusted operating income H1 2020 to annualized pro forma adjusted operating income 2020.

Six Months Ended June 30, 2020
($ in millions)
Pro forma adjusted operating income H1 2020	139.3
Annualization of H1 2020 position	139.3
H2 2020 catastrophe losses adjustment	(41.0)
Annualized pro forma adjusted operating income 2020	237.7

(7)
The following table provides a reconciliation of our net losses (calculated as losses and loss adjustment expenses, including ceded recoveries) to accident year ex-cat net loss ratio for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020
	($ in millions unless otherwise indicated)
Losses and loss adjustment expenses and ceded recoveries	1,944.7	1,573.0	1,679.7	631.9	883.0
Prior-year loss development	105.4	111.1	(59.5)	9.1	(0.3)
Catastrophe losses	(576.4)	(274.4)	(148.9)	(29.7)	(231.3)
Accident year ex-cat net loss	1,523.6	1,409.7	1,471.3	611.3	651.4
Divide by: net earned premiums excluding catastrophe-related reinstatement premiums	2,292.4	2,203.0	2,287.7	1,040.2	1,191.6
Accident year ex-cat net loss ratio	66.5%	63.9%	64.3%	58.7%	54.7%

(8)
The following table provides a reconciliation of our gross losses (calculated as losses and loss adjustment expenses, excluding ceded recoveries) to accident year ex-cat gross loss ratio for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020
	($ in millions unless otherwise indicated)
Losses and loss adjustment expenses	3,073.6	2,654.5	2,563.6	1,061.1	1,236.7
Prior-year loss development	32.1	58.4	(236.6)	(126.8)	(51.5)
Catastrophe losses	(973.5)	(578.5)	(271.2)	(46.8)	(308.6)
Accident year ex-cat gross loss	2,132.2	2,134.5	2,055.9	887.5	876.7
Divide by: gross earned premiums	3,209.2	3,534.4	3,422.5	1,627.8	1,693.3
Accident year ex-cat gross loss ratio	66.4%	60.4%	60.1%	54.5%	51.8%

(9)
Includes bonuses and LTIP expenses of $14.3 million for H1 2020, being the adjusted bonus.

(10)
The following table provides a reconciliation of our combined ratio to normalized combined ratio excluding bonuses for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020
	($ in millions, except percentages)
Combined ratio	125.7%	110.0%	113.9%	104.4%	110.1%
Operating expenses	(1.5)%	(3.5)%	(5.4)%	(6.0)%	(1.0)%
Expenses from Legacy Lines	3.3%	(2.0)%	(5.8)%	(2.9)%	(1.1)%
Non-recurring expenses	—	—	—	—	(0.6)%
Bonus, LTIP expenses and Restricted Stock Units	(2.7)%	(1.8)%	(1.1)%	(2.1)%	(0.6)%
Losses associated with the COVID-19 crisis less the economic activity adjustment	—	—	—	—	(15.1)%
Adjustment for catastrophe losses	(20.4)%	(6.5)%	(0.2)%	2.6%	2.2%
Net favorable/unfavorable prior-year loss development	6.0%	8.9%	1.5%	3.0%	0.9%
Other expenses	—	—	—	0.1%	—
Normalized combined ratio excluding bonuses	110.5%	105.0%	102.9%	99.1%	94.9%

(11)
The following table provides a reconciliation of our normalized combined ratio for H1 2020 to annualized pro forma normalized combined ratio H1 2020.

Six Months Ended June 30, 2020
(%)
Normalized combined ratio H1 2020	96.2%
Rate impact adjustment	(6.4)%
Claims inflation adjustment	0.4%
Cost savings adjustment	(1.4)%
Acquisition expenses adjustment	1.3%
Pro forma bonus	1.3%
H2 2020 catastrophe losses adjustment	1.8%
Annualized pro forma normalized combined ratio H1 2020	93.0%

(12)
The following table provides a reconciliation of our normalized combined ratio excluding bonuses for H1 2020 to annualized pro forma normalized combined ratio excluding bonuses H1 2020.

Six Months Ended June 30, 2020
(%)
Normalized combined ratio excluding bonuses H1 2020	94.9%
Rate impact adjustment	(6.4)%
Claims inflation adjustment	0.4%
Cost savings adjustment	(1.4)%
Acquisition expenses adjustment	1.3%
H2 2020 catastrophe losses adjustment	1.8%
Annualized pro forma normalized combined ratio excluding bonuses H1 2020	90.5%

(13)
The following table provides a reconciliation of our total shareholders’ equity to average equity for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020
	($ in millions, except percentages)
Total shareholders’ equity	2,912.9	2,640.4	2,725.5	2,713.5	2,678.8
Non-controlling interest	(2.7)	(3.7)	—	—	—
Preference shares less issue expenses	(511.9)	(511.9)	(753.5)	(511.9)	(753.5)
Average adjustment(a)	401.6	156.8	182.8	(13.0)	2.6
Average equity	2,799.9	2,281.6	2,154.8	2,188.6	1,927.9

(a)
Calculated by taking the arithmetic average of total shareholders’ equity on a monthly basis for the stated periods excluding (i) the average share of equity due to non-controlling interests and (ii) the average value of preference shares less issue expenses.

Summary Debt Metrics and Ratios
As of June 30, 2020
(unaudited)
($ in millions, except percentages)
Historical Metrics and Ratios
Aspen net tangible asset value(1)	1,901.9
Cash and cash equivalents held by the Issuers, the Sponsor HoldCos and Highlands Holdings	4.6
HoldCo net tangible asset value	1,906.5
Aspen total financial indebtedness(2)	1,053.4
Aspen total capitalization (excluding intangibles)(1)	2,955.3
Ratio of Aspen total financial indebtedness to Aspen total capitalization (excluding intangibles)	35.6%
As Adjusted Metrics and Ratios
As adjusted Aspen net tangible asset value(3)	2,139.4
As adjusted HoldCo net tangible asset value(5)	2,144.0
As adjusted Aspen total financial indebtedness(4)	1,053.4
As adjusted Aspen total capitalization (excluding intangibles)(3)	3,192.8
Ratio of as adjusted Aspen total financial indebtedness to as adjusted Aspen total capitalization (excluding intangibles)(3)(4)	33.0%
As adjusted HoldCo debt(5)	500.0
As adjusted HoldCo debt to as adjusted HoldCo net tangible asset value(3)(5)	23.3%

(1)
The following table presents a reconciliation of Aspen total capitalization (excluding intangibles) and Aspen net tangible asset value to our total shareholders’ equity for the date indicated.

As of June 30, 2020
($ in millions)
Total shareholders’ equity	2,678.8
Preference Shares(a)	(753.5)
Intangible assets and goodwill	(23.4)
Aspen net tangible asset value	1,901.9
Aspen total financial indebtedness	1,053.4
Aspen total capitalization (excluding intangibles)	2,955.3

(a)
Equals the carrying value of our outstanding Preference Shares as of June 30, 2020.

Aspen net tangible value and Aspen total capitalization (excluding intangibles) as calculated for purposes of testing compliance with the provisions described in “Description of the Notes” may differ from what we present in this table. See “Description of the Notes — Certain Definitions.”

(2)
See “Use of Non-U.S. GAAP Financial Measures and Other Metrics — Non-U.S. GAAP Financial Measures.” Aspen Net Tangible Value as calculated for purposes of testing compliance with the provisions described in “Description of the Notes” may differ from what we present in this table. See “Description of the Notes — Certain Definitions.”

The following table presents a reconciliation of Aspen total financial indebtedness to our long-term debt for the date indicated.
As of June 30, 2020
($ in millions)
Long-term debt(a)	299.9
Preference Shares(b)	753.5
Aspen total financial indebtedness	1,053.4

(a)
Comprised of the $299.9 million aggregate principal amount of Senior Notes outstanding as June 30, 2020.

(b)
Equals the carrying value of our outstanding Preference Shares as of June 30, 2020.

(3)
As adjusted Aspen net tangible asset value is Aspen net tangible asset value adjusted to reflect the Offering and the use of proceeds therefrom, as if each had occurred on June 30, 2020.

The following table presents a reconciliation of as adjusted Aspen total capitalization (excluding intangibles) and as adjusted Aspen net tangible asset value to our total shareholders’ equity for the date indicated.
As of June 30, 2020
($ in millions)
Total shareholders’ equity	2,678.8
Preference Shares(a)	(753.5)
Intangible assets and goodwill	(23.4)
Aspen net tangible asset value	1,901.9
Equity contributions from the proceeds of the Offering(b)	237.5
As adjusted Aspen net tangible asset value	2,139.4
As adjusted Aspen total financial indebtedness(4)	1,053.4
As adjusted Aspen total capitalization (excluding intangibles)	3,192.8

(a)
Equals the carrying value of our outstanding Preference Shares as of June 30, 2020.

(b)
Represents the expected contribution to the equity of Aspen Holdings that will be made by the Sponsor HoldCos using a portion of the proceeds from the Offering. See “Sources and Uses.”

(4)
As adjusted Aspen total financial indebtedness is Aspen net tangible asset value adjusted to reflect the Offering and the use of proceeds therefrom, as if each had occurred on June 30, 2020. No debt will be incurred by Aspen Holdings or any of its subsidiaries in connection with the Offering, so no adjustments to Aspen total financial indebtedness as of June 30, 2020 are required.

(5)
As adjusted HoldCo debt represents HoldCo debt adjusted to reflect the Offering and the use of proceeds therefrom as if each had occurred on June 30, 2020. As adjusted HoldCo net tangible asset value represents HoldCo net tangible asset value adjusted to reflect the Offering and the use of proceeds therefrom as if each had occurred on June 30, 2020 including payment of cash interest on the first interest payment date using proceeds from the Offering. See “Use of Non-U.S. GAAP Financial Measures and Other Metrics-Non-U.S. GAAP Financial Measures.” The Issuers were formed for the purpose of facilitating the Offering and were not incorporated on June 30, 2020. For purposes of calculating as adjusted HoldCo debt for such date, we used debt from the Issuers’ opening balance sheets, which was $Nil in each case. As adjusted HoldCo debt is comprised entirely of the $500 million of Notes offered hereby.

Supplementary financial information regarding our reporting segments
Along with most property and casualty insurance companies, we use the loss ratio, the expense ratio and the combined ratio as measures of underwriting performance. These ratios are relative measurements that describe, for every $100 of net earned premiums, the amount of losses and loss adjustment expenses, and the amount of other underwriting expenses that would be incurred. A combined ratio of less than 100 indicates underwriting income and a combined ratio of over 100 indicates an underwriting loss. Combined ratios differ from U.S. statutory combined ratios primarily due to the deferral of certain third-party acquisition expenses for GAAP reporting purposes and the use of net earned premiums rather than net written premiums in the denominator when calculating the acquisition expense and the general and administrative expense ratios.
Following the acquisition of Aspen Holdings by certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager (collectively with its subsidiaries, “Apollo”) we undertook a number of actions to strengthen the fundamentals of the organization and better position the business to create value over the long-term. The following table presents supplementary financial information regarding our two reporting segments, Reinsurance and Insurance, to show the impact on our financial performance from the business which did not meet our performance criteria and has been classified as Legacy Lines. The following table also presents the financial performance of our U.S. agricultural business, which we believe provides useful supplemental information to investors by breaking down the drivers of our results.
The table below differs from the supplemental financial information presented in our 2019 Form 20-F in that it reflects corrections to the split of Legacy business in our Insurance Segment. Specifically, approximately $16.1 million in net earned premium attributable to our U.S. accident and health business was allocated to Legacy business in our Insurance segment in error. This amount was inadvertently included in addition to our global accident and health business, resulting in the U.S. business being included twice. For purposes of this offering memorandum, we have also removed from Legacy business in our Insurance segment $2.7 million in net earned premium attributable to our international professional liability business written through the Lloyd’s platform because, as market conditions have improved, we plan to re-commence writing this business towards the end of this year and the beginning of the next year. These changes in net earnedpremiums then affect the remaining line items.
Because the continuing Insurance business is reported as the difference between the Insurance segment business total and the Legacy amounts in our Insurance segment, these adjustments have no effect on our U.S. GAAP results or the overall segment Insurance segment total and Aspen Group total for December 31, 2019 reflected below and reported in our 2019 Form 20-F, all of which remain unchanged from those reported previously.
	Year ended December 31, 2019
	Reinsurance				Insurance
	Reinsurance	U.S. Agricultural(1)	Legacy(2)	Reinsurance Total	Insurance	Legacy(2)	Insurance Total	Group Total
Net earned premiums	862.3	299.4	93.5	1,255.2	860.8	177.3	1,038.1	2,293.3
Losses and loss adjustment expenses	572.8	280.8	64.3	917.9	528.0	233.8	761.8	1,679.7
Amortization of deferred policy acquisition expenses	199.5	31.3	34.1	264.9	118.2	29.6	147.8	412.7
General and administrative expenses	108.3	—	3.4	111.7	203.2	26.6	229.8	341.5
Underwriting (loss)/gain	$(18.3)	$(12.7)	$(8.3)	$(39.3)	$11.4	$(112.7)	$(101.3)	$(140.6)
Corporate expenses								(54.5)
Non-operating expenses(3)								(125.6)
Net investment income								197.3
Realized and unrealized investment gains								97.1
Realized and unrealized investment losses								(10.9)
Realized loss on debt extinguishment								(5.5)
Change in fair value of loan notes issued by variable interest entities								(3.1)
Change in fair value of derivatives								(144.2)
Interest expense on long term debt								(20.2)
Net realized and unrealized foreign exchange (losses)								(11.8)
Other income								4.9
Other expenses								(1.7)
(Loss) before tax								(218.8)
Income tax (expense)								(22.9)
Net (loss)								$(241.7)
Ratios
Loss ratio	66.4%	93.8%	68.8%	73.1%	61.3%	131.9%	73.4%	73.2%
Policy acquisition expense ratio	23.1%	10.5%	36.5%	21.1%	13.7%	16.7%	14.2%	18.0%
General and administrative expense ratio(4)	12.6%	0.0%	3.6%	8.9%	23.6%	15.0%	22.1%	22.7%
Expense ratio	35.7%	10.5%	40.1%	30.0%	37.3%	31.7%	36.3%	40.7%
Combined ratio	102.1%	104.3%	108.9%	103.1%	98.6%	163.6%	109.7%	113.9%
Accident year ex-cat net loss ratio
Loss ratio	66.4%	93.8%	68.8%	73.1%	61.3%	131.9%	73.4%	73.2%

	Year ended December 31, 2019
	Reinsurance				Insurance
	Reinsurance	U.S. Agricultural(1)	Legacy(2)	Reinsurance Total	Insurance	Legacy(2)	Insurance Total	Group Total
Prior-year loss development	5.6%	—%	7.5%	4.4%	(2.3)%	(53.4)%	(11.0)%	(2.6)%
Catastrophe losses	(15.2)%	—%	—%	(10.1)%	(2.1)%	(0.7)%	(1.7)%	(6.3)%
Accident year ex-cat net loss ratio	56.8%	93.8%	76.3%	67.4%	56.9%	77.8%	60.7%	64.3%

(1)
U.S. Agricultural is our U.S. crop insurance business written on a reinsurance basis through a strategic partnership with CGB DS.

(2)
Reflects Legacy Lines.

(3)
Non-operating expenses includes $103.4 million of costs related to Aspen Holdings’ merger (the “Merger”) with Highlands Merger Sub, Ltd. (“Merger Sub”), a wholly owned subsidiary of Highlands Holdings, severance, retention and other costs, and $22.2 million of expenses related to the Company’s operating effectiveness and efficiency program, which includes $12.3 million of impairment charges related to lease assets as a result of sub-leasing certain office space.

(4)
The general and administrative expense ratio in the total column includes corporate and non-operating expenses.

RISK FACTORS
An investment in the Notes involves a high degree of risk. You should read and carefully consider the following risks and the other information in this offering memorandum before making an investment in the Notes. Any of the following risks could materially and adversely affect our business, financial condition or results of operations which, in turn, could adversely affect our ability to repay the Notes and cause you to lose all or part of your original investment. The risks described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations. This offering memorandum contains forward-looking statements that involve risks and uncertainties, and our actual results may differ substantially from those discussed in these forward-looking statements. Please see “Forward-Looking Statements.”
Risks Relating to Recent Developments
The coronavirus pandemic and the responses thereto have already adversely affected our business and operations, and the ultimate effects thereof on our business, our operations and our financial condition and results of operations remain highly uncertain and impossible to predict.
The global spread of COVID-19, and the governmental and regulatory actions taken to mitigate their effects, have led to significant and ongoing economic and societal disruption, including significant market volatility. The level of COVID-19 infections continues to rise in certain countries and the threat of new outbreaks still looms. Many of the direct and indirect effects resulting from such outbreaks are still active or developing and, as such, it is not possible at this time to provide a definitive estimate of potential insurance, reinsurance or investment exposures or any other direct or indirect effects the COVID-19 crisis may have on our results of operations, financial condition or liquidity. Accordingly, any assessment as to underwriting or investment exposure which we make at this time represents our current best estimates based on actuarial, reserving and investment management process and may be subject to significant further variation or amendment as circumstances develop or outcomes become clearer.
We were adversely affected by the COVID-19 crisis in H1 2020:
▪
We reported an overall operating loss after tax of $48.2 million and a combined ratio of 109.2%, which included a COVID-19 reserve for losses associated with the COVID-19 crisis totaling $187.3 million or 15.7% combined ratio points.

▪
In our Insurance business, we reported $56.4 million of losses associated with the COVID-19 crisis in H1 2020. We have assessed potential direct exposure in our accident & health line, which we started to wind down in March 2020, as well as our ongoing operations in property, marine & energy and casualty lines. Whether losses associated with the COVID-19 crisis could trigger coverage under policies that we write is dependent on specific policy language, terms and exclusions.

▪
In our Reinsurance business, we reported $130.9 million of losses associated with the COVID-19 crisis in H1 2020. We have assessed potential direct exposure from contingency (event cancellation), property and casualty lines. Whether losses associated with the COVID-19 crisis would trigger coverage under the policies that we write, however, as well as the extent of any cover is dependent on assessment of the specific policy language, terms and exclusions in each case.

We have also assessed the potential for indirect exposures in certain financial, credit and political risk and professional lines products that we write where COVID-19 may not be the direct cause of any losses but where claims may arise from the emerging financial distress the COVID-19 crisis is causing.
In addition, financial market volatility could adversely affect our investment results or access to the capital markets. While our investment portfolio comprises primarily government and other fixed income securities, and we are not significantly exposed to equity markets, our corporate bond portfolio could be subject to default risk in the event of extended disruption to trade, and our strategic asset allocation includes MML, CML and other mortgage loan arrangements that may be adversely affected by the COVID-19 crisis. As of June 30, 2020, one mortgage loan position comprising a $14.2 million investment was delinquent.
The COVID-19 crisis presents a series of potential coverage challenges for the industry, including due to legislative, regulatory, judicial or social influences, which may seek to extend coverage or payment terms beyond intended contractual obligations or result in an increase in the frequency or severity of claims beyond expected levels. A number of State legislatures in the United States are considering legislation to retroactively change existing primary insurance coverage for business interruption and loss of use to cover coronavirus-related losses, and other jurisdictions may do the same. Many States have, to date, either mandated insurers provide grace periods for the payment of premiums or requested insurers provide such grace periods in the event an insured requests a payment deferral, which could, if prolonged, adversely affect cash flows. Some States have issued regulatory guidance encouraging premium relief or a return of premiums to cedants and clients. If any such guidance were to become mandatory, this could have a material adverse effect on our results of operations and cash flows. In addition, a number of proposals have been introduced or proposed to alter the financing of pandemic-related risk in several of the markets in which we operate. For example, on May 22, 2020, the “Pandemic Risk Insurance Act of 2020” (PRIA) was introduced in the U.S. House of Representatives, which would establish a prospective, federal program for pandemic risks in respect of losses occurring on or after January 1, 2021. We expect that Congress will evaluate this and other options for a program to address pandemic risks. It is possible that any such proposal, if ultimately adopted in the United States or other jurisdictions in which we provide coverage, could have significant adverse or unforeseen impacts, such as reducing private market opportunities for insurance, reinsurance or other risk transfer products.
Court cases against businesses alleging liability in respect of responses to the COVID-19 crisis as well as cases in a number of jurisdictions, including class actions in the United States and the U.K. and a test case brought by the U.K. Financial Conduct Authority (the “FCA”) in the United Kingdom (the result of which has now been appealed directly to the Supreme Court, is legally binding on the insurers that are parties to the test case but expected to have consequences for a significant number of other policyholders and insurers), brought by or on behalf of policyholders relating to insurance contract terms and interpretations thereof, have already been filed, and this trend is likely to continue. We could be materially adversely affected by the outcome of such cases. Moreover, it is not possible to predict when or how litigation related to the COVID-19 crisis and coverage disputes will be finally resolved, which further impairs our ability to estimate potential insurance or reinsurance exposure.
Certain of our Operating Subsidiaries have been named as defendants in a number of business interruption insurance lawsuits arising from the COVID-19 crisis. These lawsuits generally allege that losses resulting from the COVID-19 crisis and/or governmental closure orders come within the scope of the insured’s coverage, and that Aspen wrongfully denied, or plans to wrongfully deny, coverage for such losses. These cases currently include eight federal class action lawsuits seeking recovery on behalf of the named insured as well as similarly situated policyholders. All of these cases are still in the early stages of the litigation, and Aspen intends to defend itself vigorously. In view of the inherent uncertainties of litigation, we refrain from expressing any evaluation or judgment as to the outcome of any matter, including any judgment or opinion, expressed or implied, that an unfavorable outcome is either probable or remote.
We also face operational risks as a result of the COVID-19 crisis. We have transitioned to a work from home model for most employees and, as a result, there is a risk that business operations will be disrupted due to, cybersecurity attacks or data security incidents, higher than anticipated web traffic and call volumes as well as lack of sufficient broadband internet connectivity for employees and third parties working from home, among other things. In addition, illnesses suffered by key employees could prevent or delay the performance of critical business and financial reporting functions; widespread illnesses suffered by our employees may render us unable to perform normal business functions and operate our business on a day-to-day basis.
We rely on vendors, including some located overseas, for a number of services. As the COVID-19 crisis has had a global impact, our vendors could also experience disruptions to their operations and while we have contingency plans for some level of disruption, there can be no assurance that issues with the business operations of our vendors would not have a material effect on our own operations.
Further, we cannot predict at this time how the COVID-19 crisis will impact demand for our insurance and reinsurance products in the future. While we expect demand for (re)insurance may, as a result of the COVID-19 crisis, increase in some lines of business, and decrease in others, the future impact of the COVID-19 crisis on our industry and our business will depend on a range of factors, including the duration of mitigation efforts and the availability of vaccines and/or other alternative treatment solutions, the severity of the impact of mitigation efforts on businesses and business activity, the scope and efficacy of governmental stimulus and other relief efforts, the extent to which legislative or regulatory efforts or court cases succeed in shifting some of the burden of the pandemic to insurers (particularly for business interruption) on a retroactive basis, and the severity and duration of, and the speed of recovery from, recessionary impacts. Our disclosures should be read in the context of the evolving COVID-19 crisis and the related uncertainties, whether or not specific reference is made thereto.
Risks Related to Our Business
(Re)insurance Risks
The effects of emerging claim and coverage issues in our business are uncertain.
As industry practices and legislative, regulatory, judicial, social, financial, technological and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the frequency and severity of claims. In some instances, these changes may not become apparent until after we have issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance or reinsurance contracts may not be known for many years after issuance.
One emerging risk currently facing the property and casualty industry is the opioid crisis in the United States. Numerous lawsuits have been filed on behalf of states, counties and municipalities alleging a variety of claims and seeking compensatory and other damages caused by the opioid crisis. In general, defendants named in these lawsuits have been major pharmaceutical companies, wholesale distributors, retail pharmacies and doctors. Since these lawsuits are in early stages, and taking into consideration higher verdicts and settlements that have been emerging, particularly against corporate defendants in respect of casualty claims (known as “social inflation”) in the United states, we are unable to predict the outcome of these lawsuits or their potential impact to our financial results.
In addition, the effect of the COVID-19 outbreak on the property and casualty industry is not yet known. See “— Risks Relating to Recent Developments — The coronavirus pandemic and the responses thereto have already adversely affected our business and operations, and the ultimate effects thereof on our business, our operations and our financial condition and results of operations remain highly uncertain and impossible to predict.”
Market and Liquidity Risks
Our investments in private, secured commercial mortgage loans and private, secured middle market loans are subject to credit risk, market risk, servicing risk, loss from catastrophic events and other risks, which could diminish the value that we obtain from such investments.
As of June 30, 2020, 2.3% of our total invested assets were invested in private, secured CMLs and 1.4% in private, secured MMLs. Defaults by borrowers in the payment or performance of their obligations underlying these assets could reduce our investment income and realized investment gains or result in the recognition of investment losses. For example, the value of our real estate-related assets depends in part on the financial condition of the borrowers, the value of the real properties underlying the mortgages and, for commercial properties, the financial condition of the tenants of the properties underlying those mortgages, as well as general and specific economic trends affecting the overall default rate. An unexpectedly high rate of default on commercial mortgages and/or middle market loans may limit substantially the ability of the issuer of such securities to make payments to the loan holders, reducing the value of those securities.
The CML and MML portfolios that we hold, face both default and delinquency risk. An increase in the delinquency or default rate of our CML/MML portfolios or geographic or sector concentration within our CML/MML portfolios could materially and adversely impact our financial condition and results of operations. Any failure to manage these risks effectively could materially and adversely affect our financial condition and results of operations. In general, any significant weakness in the broader macro economy or significant problems in a particular real estate market or corporate market may cause a decline in the value of the real estate market and corporate assets securing the loans in that market, thereby increasing the risk of delinquency, default and foreclosure. This could, in turn, have a material adverse effect on our credit loss experience. As of June 30, 2020, one mortgage loan position comprising a $14.2 million investment was delinquent.

Credit Risks
Our Operating Subsidiaries are rated and our Lloyd’s business benefits from a rating by one or more of A.M. Best and S&P and a decline in any of these ratings could adversely affect our standing among brokers and customers and cause our premiums and earnings to decrease.
Ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. Rating agencies represent independent opinions of the financial strength of insurers and reinsurers and their ability to meet policyholder obligations. These ratings are intended to measure a company’s ability to repay its obligations and are based upon criteria established by the rating agencies. Ratings may be solicited or unsolicited.
The rating agencies with whom we maintain an interactive rating relationship for the purposes of the solicited ratings, currently A.M. Best and S&P, continuously evaluate us to confirm that we continue to meet the criteria of the rating assigned to us. Our ratings may be revised downward or revoked at the sole discretion of the rating agencies. In addition, unsolicited ratings may also be downgraded or withdrawn. On July 27, 2020, Moody’s Investors Service, Inc. (“Moody’s”) downgraded the insurance financial strength ratings of AIUK and Aspen Bermuda and the senior unsecured debt rating of Aspen. The financial strength ratings assigned by rating agencies to insurance or reinsurance companies are based upon factors relevant to cedants, which include factors not entirely within our control, including factors impacting the financial services, insurance and reinsurance industries generally. Financial strength ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security.
If our Operating Subsidiaries’ or if Lloyd’s ratings are reduced from their current levels by any of A.M. Best or S&P, our competitive position in the (re)insurance industry might suffer and it may be more difficult for us to market our products, expand our (re)insurance portfolio and renew our existing (re)insurance policies and agreements. A rating downgrade may also require us to establish trusts or post letters of credit for ceding company clients and could trigger provisions allowing some clients to terminate their (re)insurance contracts with us. Some contracts also provide for the return of premium to the ceding client in the event of a rating downgrade. It is increasingly common for our reinsurance contracts to contain such terms. Whether a cedant would exercise any of these rights could depend on various factors, such as the reason for and the extent of such downgrade, the prevailing market conditions and the pricing and availability of replacement reinsurance coverage. A downgrade could result in a substantial loss of business as ceding companies and brokers that place such business move to other reinsurers with higher ratings and therefore such downgrade may materially and adversely impact our business, operating results, liquidity and financial flexibility.
In addition, a downgrade of the financial strength rating of Aspen U.K., Aspen Bermuda, AAIC or Aspen Specialty by A.M. Best below “B++” would constitute an event of default under our revolving credit facility. Additionally, the cost and availability of unsecured financing are generally dependent on the borrower’s long-term and short-term debt ratings. A lower rating may lead to higher borrowing costs, thereby adversely impacting our liquidity and financial flexibility and by extension our business, financial condition and results of operations.
We have experienced ratings downgrades and there can be no assurance that we and our subsidiaries will not experience any further downgrades, which may result in an adverse effect on our business, financial condition and operating results.
As noted above, ratings with respect to claims paying ability and financial strength have become increasingly important factors in establishing the competitive position of insurance and reinsurance companies and will also impact the cost and availability of capital to an insurance company. Our existing ratings by A.M. Best and S&P represent an important consideration in maintaining customer confidence in us and in our ability to market insurance products. Rating organizations regularly analyze the financial performance and condition of insurers.
On March 26, 2020, S&P downgraded the financial strength and issuer credit ratings of Aspen Bermuda and Aspen U.K. to “A-” (Strong) from “A” (Strong). The long term issuer credit rating of Aspen Holdings was downgraded to “BBB” from “BBB+”. The outlook assigned to all these ratings is stable. Our U.S. Operating subsidiaries, AAIC and Aspen Specialty, are not currently rated by S&P and have a financial strength rating of “A” (Excellent) by A.M. Best with a negative outlook. On April 1, 2020, A.M. Best affirmed the financial strength rating of “A” (Excellent) for Aspen Bermuda, Aspen U.K. Aspen Specialty and AAIC but revised its outlook to negative from stable. Our Lloyd’s operations benefit from the Lloyd’s market financial strength rating of “A” (Excellent) with a stable outlook by A.M. Best and “A+” (Strong) with a stable outlook by S&P. Although we are still assessing the impact of the recent downgrade and change in outlook, we do not believe that these changes will significantly impact where we conduct our business operations.
In addition, we understand from S&P that, as a result of their rating of the Issuers and the Notes, they will, going forward, take into consideration the Issuers in their view of the wider Aspen Group when evaluating the adequacy of our capital reserves for purposes of determining financial strength and issuer credit ratings accorded to our Operating Subsidiaries. In addition, S&P expects us to maintain capital adequacy above the “AAA” level to maintain our “A-” rating. While they have indicated that they believe we have sufficient earnings capacity to protect our capital at the required level during the period 2020-2022, S&P has indicated it is lowering its assessment of our financial risk profile from “strong” to “satisfactory” and changing its assessment of our funding structure from “neutral” to “moderately negative” as our financial leverage increases materially as a result of the Offering. Should we experience weaker than-expected underwriting performance, should our capital adequacy position decline and remain below the “AAA” level for a prolonged period, should our financial leverage materially increase or liquidity materially decrease, among other factors, we may be required to maintain a greater amount of capital in order to maintain our existing ratings or become subject to a ratings downgrade.
S&P is a widely recognized insurance company rating agency and some policyholders are required to obtain insurance coverage from insurance companies that have an “A-” (Strong) rating or higher from S&P. Because S&P continually monitors companies with regard to their ratings, our ratings could change at any time. Any downgrades in our ratings may impair our ability to sell insurance policies and could materially and adversely affect our competitive position in the insurance industry, future financial condition and operating results.
Regulatory Risks
Political, regulatory, governmental and industry initiatives may have a material adverse effect on our business, financial condition, results of operations, liquidity, cash flows and prospects.
Certain of the laws and regulations to which our Operating Subsidiaries are subject are summarized in the “Regulation” section of this offering memorandum. Changes in the laws and regulations relevant to our business may have a material adverse effect on our business, financial condition, results of operations, liquidity, cash flows and prospects. The laws and regulations of the jurisdictions in which our insurance and reinsurance subsidiaries are domiciled require, among other things, maintenance of minimum levels of statutory capital, surplus, and liquidity; various solvency standards; and periodic examinations of subsidiaries’ financial condition. In some jurisdictions, laws and regulations also restrict payments of dividends and reductions of capital. Applicable statutes, regulations, and policies may also restrict the ability of these subsidiaries to write insurance and reinsurance policies, to make certain investments, and to distribute funds.
Some of these authorities regularly consider enhanced or new regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. These authorities may also seek to exercise their supervisory authority in new and more robust ways, and new regulators could become authorized to oversee parts of our business. The purpose of insurance laws and regulations generally is to protect policyholders and ceding insurance companies, not our shareholders or noteholders. Failure to comply with or obtain appropriate authorizations and/or exemptions under any applicable laws and regulations could result in restrictions on our ability to do business or undertake activities that are regulated in one or more of the jurisdictions in which we conduct business and could subject us to fines, other sanctions and reputational injury. In 2020, we identified that APJ Asset Protection Jersey Limited (“APJ Jersey”), our Jersey registered insurance company subsidiary, in connection with an intra-group outsourcing arrangement with Aspen U.K. Syndicate Services Limited (“AUKSSL”) (previously APJ Services Limited), had potentially carried out the regulated activities of effecting and carrying out contracts of insurance as principal in contravention of UK law as it did not have the necessary licenses and/or authorizations to undertake these activities in the UK. We have since stopped writing new business via APJ Jersey, and existing contracts that are in run-off are being handled by an outsourced provider who is authorized to do so. Our regulators and Lloyd’s have been notified and, while no formal regulatory action has been taken to date, we could nonetheless be subject to regulatory penalties or censure. We could also become liable to repay the premiums received from policies written by APJ Jersey in contravention of U.K. law and could also be exposed to claims for compensation for consequential loss suffered by policyholders as a result of having paid premiums in respect of such policies.

It is not possible to predict all future impacts of these types of changes but they could affect the way we conduct our business and manage our capital, and may require us to satisfy increased capital requirements or to incur additional expenses, any of which, in turn, could affect our results of operations, financial condition and liquidity.
The foreign and U.S. federal and state laws and regulations that are applicable to our operations are complex and may increase the costs of regulatory compliance or subject our business to the possibility of regulatory actions or proceedings. In addition to insurance and financial industry regulations, our activities are also subject to relevant economic and trade sanctions, money laundering regulations, and anti-corruption laws including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, which may increase the costs of regulatory compliance, limit or restrict our ability to do business or engage in certain regulated activities, or subject us to the possibility of regulatory actions, proceedings and fines. We maintain policies and procedures designed to comply with these laws and regulations. As part of our business, we may, from time to time, engage in limited sales and transactions involving certain countries that are targets of economic sanctions, provided that such sales and transactions are authorized pursuant to applicable economic sanctions laws and regulations. However, we cannot predict the nature, scope or effect of future regulatory requirements, including changes that may affect existing regulatory authorizations, and we cannot predict the manner in which existing laws and regulations might be administered or interpreted. Further, there can be no guarantee that our policies and procedures will be effective in preventing violations, which could adversely affect our reputation, business, financial condition or results of operations. In August 2018 we discovered that a reinsurance claim payment related to an Iranian owned vessel carrying Iranian origin cargo was made by our branch office in Singapore through a U.S. financial institution, possibly in violation of U.S. sanctions. Although this was a one-time payment, in September 2018 we filed a Voluntary Self-Disclosure with the Office of Foreign Assets Control, or OFAC, concerning the potential violation. In April 2019, we received a cautionary letter from OFAC stating that it would not pursue any penalties at this time. If in the future we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us. The insurance industry is also affected by political, judicial, and legal developments that may create new and expanded regulations and theories of liability. The current economic and financial climates present additional uncertainties and risks relating to increased regulation and the potential for increased involvement of the U.S. and other governments in the financial services industry.
In addition, the terms of the U.S. federal multi-peril crop insurance (“MPCI”) program, which is administered by the Risk Management Agency (the “RMA”) of the U.S. Department of Agriculture, may change and adversely impact us. The Agricultural Act of 2014, also known as the 2014 U.S. Farm Bill, was signed into law in February 2014 and fixes the terms of the MPCI program through February 2019. The Agricultural Improvement Act of 2018, which amends the terms of the MPCI program, was passed by the U.S. Senate on December 12, 2018. The RMA periodically reviews and proposes changes to the Standard Reinsurance Agreement (“SRA”) used in connection with the MPCI program. Given that agriculture insurance premiums driven by the MPCI program represent a large portion of the business produced by the portfolio of CGB Insurance Company (“CGBIC”), an Indiana insurance company affiliate of CGB DS and an RMA licensed crop insurer, such changes to the SRA could impact MPCI risk and profitability, and, in turn, adversely affect our financial results through our crop reinsurance business prior to the CGB Sale.
In the event or absence of changes in applicable laws and regulations in particular jurisdictions, from time to time we face challenges, or changes in approach to oversight of our business from insurance or other regulators, including challenges resulting from implementing new or additional processes or procedures that cannot be quickly adapted to address new regulatory requirements. Moreover, we could be we, or our employees acting on our behalf, could be found to have violated existing laws, rules or regulations. Our regulators have the ability to make regulatory interventions using their powers, including through investigations, requests for data and analysis, interviews or reviews (including skilled persons reports under section 166 of FSMA), which regulatory intervention may require specific remediation, including via guidance on a confidential basis, in respect of historical practices, changes to our existing practices, public censure, the loss or restriction of regulatory permissions necessary to carry out our business in the same manner as before, and/or additional regulatory capital to be held.
We are involved in periodic meetings with, and reviews by, regulators, pursuant to which they review our business and provide challenges in order to test and validate the supervisory and work plan adopted by their supervisory teams. Through such processes, our regulators may validate and/or challenge, among other things, our strategy, business plans, internal governance, risk and capital management and compliance frameworks. Our regulators have required us, and we are under continuing obligations, to remediate failures, weaknesses and other issues that they have identified, including, but not limited to, with respect to our underwriting performance, reserving risk and capital management, and governance, which, if we are unsuccessful in remediating could result in greater regulatory intrusion, enforcement action and/or the exercise of our regulators’ own initiative powers (including imposing restrictions on our underwriting and/or a requirement to maintain additional capital, which would reduce our underwriting capacity). We are currently in the process of implementing initiatives to improve our business, including our underwriting performance, risk and capital management and governance, which, if we are unable to successfully implement could result in greater regulatory intrusion and/or enforcement action or the exercise of our regulators’ own initiative powers, which could have a material adverse effect on our business, results of operations and financial condition.
We believe it is likely there will continue to be increased regulation of, and other forms of government participation in, our industry in the future, which could materially adversely affect our business by, among other things: providing reinsurance capacity in markets and to policyholders that we target or requiring our participation in industry pools and guaranty associations; further restricting our operational or capital flexibility; expanding the scope of coverage under existing policies; regulating the terms of our (re)insurance policies; adopting further or changing compliance requirements which may result in additional costs which may adversely impact our results of operation; or disproportionately benefiting the companies domiciled in one country over those domiciled in another.

USE OF PROCEEDS
It is estimated that gross proceeds from the Offering will be $500.0 million. It is expected that the proceeds from the Offering will be used to fund the Proceeds Loans, which will be used by the Sponsor HoldCos to (i) finance a distribution to their equityholders, (ii) make a contribution to the Aspen Group, (iii) fund a cash interest payment in respect of the Proceeds Loans, which will be used by the Issuers to fund the first cash interest payment in respect of the Notes and (iv) pay the costs, fees and expenses related to the Offering on behalf of the Issuers pursuant to the terms of an expense reimbursement letter.
The following table illustrates the estimated sources and uses of proceeds from the Offering.
Sources of Funds		Uses of Funds
(dollars in millions)
Notes offered hereby(1)	$500.0	Distribution to Sponsor HoldCo equityholders(2)	$237.5
		Equity contribution to Highlands Holdings and Aspen Group(2)	237.5
		Estimated costs, fees and expenses and estimated first coupon cash payment(3)	25.0
Total sources of funds	500.0	Total uses of funds	500.0

(1)
The issuance of the Notes and does not reflect estimated fees and expenses related to the offering. The Issuers will on-lend the gross proceeds from the Offering to the Sponsor HoldCos under two intercompany proceeds loans (the “Proceeds Loans”), and the Sponsor HoldCos will collectively apply these proceeds as described in this table under “Uses of Funds.”

(2)
A portion of the proceeds from the Proceeds Loans will be used to (i) make cash available for distributions from the Sponsor HoldCos to their equityholders and (ii) be contributed by the Sponsor HoldCos way of an equity contribution to Highlands Holdings and then by way of an equity contribution to the Aspen Group.

(3)
Represents (i) an estimate of the discounts, costs, fees and expenses incurred in connection with the Offering, including original issue discount, placement and professional fees, that will be paid by the Sponsor HoldCos on behalf of the Issuers and (ii) fund a cash interest payment in respect of the Proceeds Loan, which will be used by the Issuers to fund the first cash interest payment in respect of the Notes. Actual costs, fees and expenses may vary.

CAPITALIZATION
Aspen Holdings
The following table sets forth, as of June 30, 2020, cash and cash equivalents, debt and shareholders’ equity for Aspen Holdings presented on an actual basis and as adjusted to give effect to the Offering and the use of the proceeds therefrom, as if each had occurred on June 30, 2020. The table below should be read in conjunction with “Presentation of Financial Information — Financial Data,” “Use of Proceeds,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Other Indebtedness” and the condensed consolidated financial information related thereto included elsewhere in this offering memorandum.
The information below is illustrative only and does not purport to be indicative of what Aspen Holdings’ actual cash and cash equivalents, debt and equity would have been if the Offering had been completed on June 30, 2020 or what its financial position will be following the completion of the Offering. In this section of this offering memorandum, all references to “Aspen,” “the Company,” “we,” “us” or “our” are to Aspen Holdings and its consolidated subsidiaries, unless the context suggests otherwise
	As of June 30, 2020
	Aspen Holdings Actual	Adjustments	Aspen Holdings As-Adjusted
	($ in millions)
Cash and cash equivalents(1)	$1,135.4	237.5	$1,372.9
Long-term Debt Obligations(2):
Revolving credit facility(3)	—		—
4.650% Senior Notes due 2023	299.9		299.9
Total existing debt	299.9		299.9
Notes offered hereby	—		—
Total debt	299.9		299.9
Shareholders’ Equity:
Ordinary Shares:
Aspen Holdings’ 60,395,839 shares of par value $.01 each (December 31, 2019 – 60,395,839 of par value $0.01 each)	0.6		0.6
Aspen Holdings Preference Shares:
11,000,000 5.950% shares of par value 0.15144558¢ each (December 31, 2019 – 11,000,000)	—		—
10,000,000 5.625% shares of par value 0.15144558¢ each (December 31, 2019 – 10,000,000)	—		—
10,000 5.625% shares of par value 0.15144558¢ each, represented by 10,000,000 Depositary Shares, each representing 1/1000th interest in one preference share (December 31, 2019 – 10,000,000)	—		—
Non-controlling interest	—		—
Additional paid-in capital(4)	1,201.7	237.5	1,439.2
Retained Earnings	1,319.4		1,319.4
Accumulated and other comprehensive income/(loss), net of taxes	157.1		157.1
Total shareholders’ equity(5)	2,678.8		2,916.3
Total capitalization	$2,978.7		$3,216.2

(1)
The adjustment to cash reflects the funds Aspen Holdings expects to receive from the Sponsor Holdcos’ contribution of a portion of the proceeds of the Offering. See “Use of Proceeds.” As of September 30, 2020, we had $1,163.2 million of cash and cash equivalents. See “Recent Developments.”

(2)
Does not reflect $558.5 million of pledged funds for its secured letters of credit.

(3)
As of June 30, 2020, we had undrawn commitments available for borrowings under the revolving credit facility of up to $200.0 million (after giving effect to $nil of outstanding letters of credit under such facility). We have the option to increase the aggregate amount of the revolving credit facility by up to $100.0 million, subject to certain conditions.

(4)
The adjustment to additional paid-in capital reflects the equity contribution we expect to receive from the Sponsor HoldCo that will be funded with a portion of the proceeds from the Offering.

(5)
The Sponsor HoldCos intend to use a portion of the proceeds from the Offering to make a distribution to their equityholders. This distribution is not reflected in the as adjusted amount of total shareholders’ equity as it does not impact the total shareholders’ equity at Aspen Holdings.

Bermuda Issuer
The Bermuda Issuer was incorporated on August 10, 2020 to facilitate the Offering, and it will have no material assets or liabilities prior to the consummation of the Offering. The following table sets forth the cash and cash equivalents, debt and shareholder’s equity for the Bermuda Issuer presented on an actual basis as of the date of its opening balance sheet and as adjusted to give effect to the Offering and the use of the proceeds therefrom as if each had occurred on such date.
The table below should be read in conjunction with “Use of Proceeds,” “Summary Financial, Operating and Other Data,” “Description of the Notes” and “Description of Other Indebtedness.”
The information below is illustrative only and does not purport to be indicative of what the Bermuda Issuer’s or any other entity’s actual cash and cash equivalents, debt and equity would have been if the Offering had been completed on its date of incorporation or what its financial position will be following the completion of the Offering.
As of August 10, 2020
	Bermuda Issuer Actual	Adjustments	Bermuda Issuer As-Adjusted(3)
($ in millions)
Cash and cash equivalents	$—		$—
Long-term Debt Obligations:
Notes offered hereby(1)	—	500.0	500.0
Total debt	—	500.0	500.0
Shareholders’ Equity:
Ordinary Shares:
Bermuda Issuer’s 100 shares of par value $1.00 each	—		—
Non-controlling interest	—		—
Additional paid-in capital	—		—
Retained Earnings	—		—
Total shareholders’ equity(2)	—		—
Total capitalization	$—	500.0	$500.0

(1)
Reflects the $500.0 million aggregate principal amount of Notes offered hereby.

(2)
The Sponsor HoldCos intend to use a portion of the proceeds from the Offering to make a distribution to their equityholders. This distribution is not reflected in the as adjusted amount of total shareholders’ equity as it does not impact the total shareholders’ equity at the Issuers.

(3)
Does not give effect to unamortized debt issuance costs or premiums.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition for the year ended December 31, 2019, 2018 and 2017 as well as for the six months ended June 30, 2020 and 2019. The following information should be read in conjunction with the information set forth under “Selected Historical Financial Information,” the condensed consolidated financial statements of Aspen Holdings and the notes thereto included elsewhere in this offering memorandum. The following discussion includes forward-looking statements based on assumptions about our future business. Our future results could differ materially from those contained in these forward-looking statements as a result of many factors, including but not limited to those described under “Forward-Looking Statements,” “Risk Factors” and elsewhere in this offering memorandum. Percentages may be calculated on non-rounded figures and therefore may vary from percentages calculated on rounded figures. Our consolidated financial statements are prepared in accordance with U.S. GAAP.
Unless otherwise indicated, references in this offering memorandum to “we,” “us” and “our,” including but not limited to, in the context of the historical financial information and other financial information, relate to the Aspen Group.
Overview
We are a leading provider of specialty insurance and reinsurance to insurance companies, corporate clients and the public sector, serving our global client base through more than 900 employees based in 21 offices across six countries. We are a holding company headquartered in Bermuda, offering products and services through two operating business segments; Reinsurance and Insurance. We have been engaged in the (re)insurance business since our foundation in 2002. We have a track record of underwriting a diverse array of risks through our Operating Subsidiaries based in Bermuda, the United States and the United Kingdom, our branches in Australia, Canada, Singapore and Switzerland, and via the Lloyd’s platform. We are particularly focused on complex and niche risks in the non-life insurance market, which attract a higher margin than more commoditized segments of the insurance and reinsurance market. We have made substantial investments to develop proprietary analytic and modeling capabilities to facilitate our underwriting, risk management, capital modeling and allocation, and risk assessments relating to the risks we assume.
Our Insurance and Reinsurance businesses each benefit from a highly diversified product mix and broad operational footprint, which facilitate our diversification of risk across lines of business, products, geographies and customers. Our traditional core Insurance and Reinsurance businesses are supported by Aspen Capital Markets, which we established in 2013, and which participates in the alternative reinsurance market, serving as a platform for sourcing external funding to support our underwriting businesses.
Aspen Bermuda and Aspen U.K. currently have financial strength and issuer credit ratings of “A-” (Strong) by S&P with a stable outlook, and “A” (Excellent) by A.M. Best with a negative outlook. Our U.S. Operating Subsidiaries, AAIC and Aspen Specialty are not currently rated by S&P and currently have a financial strength rating of “A” (Excellent) by A.M. Best, with a negative outlook. Our Lloyd’s operations benefit from the Lloyd’s market financial strength rating of “A” (Excellent) with a stable outlook by A.M. Best and “A+” (Strong) with a stable outlook by S&P.
Insurance
Through our Insurance business, we offer a variety of insurance products consisting of: property and casualty insurance; marine, aviation and energy insurance and financial and professional lines insurance to corporate and large individual clients.
Our Insurance business is sourced principally through brokers, and we benefit from strong relationships with a highly diverse network of brokers. We write business in the United States, which constitutes our largest market, through AAIC, on an admitted basis, and Aspen Specialty and Aspen U.K. (on a surplus lines basis). We write business in the London Market primarily through Aspen U.K. and via the Lloyd’s platform. Aspen U.K. also has a branch office in Canada. We also write casualty and financial and professional lines business through Aspen Bermuda, and financial and professional lines business in the Asia Pacific region through Aspen Singapore, which binds business for our Syndicate 4711.

For the six months ended June 30, 2020, in respect of our Insurance business, we reported (other than normalized combined ratio excluding bonuses, which is a non-U.S. GAAP financial measure):
($ in millions, unless otherwise indicated)
Gross written premiums	996.3
Net written premiums	594.0
Net earned premiums	627.6
Loss ratio	69.0%
Expense ratio	34.9%
Combined Ratio	103.9%
Normalized combined ratio excluding bonuses	95.0%
See “Summary — Summary Financial, Operating and Other Data” and “Use of Non-U.S. GAAP Financial Measures and Other Metrics” for further information on Non-U.S. GAAP financial measures and other metrics, including certain reconciliations.
Reinsurance Business
Through our Reinsurance business, we provide reinsurance to ceding companies across various lines of business, including but not limited to: property catastrophe reinsurance; other property reinsurance; casualty reinsurance and specialty reinsurance. We offer reinsurance on both a treaty and facultative basis, and on both a proportional (or quota share) and non-proportional (or excess of loss) basis.
Our Reinsurance business is sourced principally through brokers and reinsurance intermediaries, with whom we aim to maintain strong relationships, having become a valued risk management partner to the leading insurers with whom we do business. We write various excess of loss reinsurance contracts and proportional treaties through Aspen Bermuda, a Class 4 insurer incorporated under the laws of Bermuda, and licensed under the Bermuda Insurance Act 1978. The excess of loss contracts are principally property catastrophe policies reinsuring non-affiliated insurers located mainly in the United States, Europe and Asia Pacific. The proportional treaties principally cover property risks reinsuring non-affiliated insurers located in the United States of America, Europe and Asia Pacific. We write property catastrophe, property, casualty and specialty reinsurance business through Aspen U.K. and its branches in Switzerland, Canada, Singapore and Australia. Our Lloyd’s Syndicate 4711 is managed by AMAL and AUL is the corporate member. We also access Lloyd’s Brussels through Lloyd’s Insurance Company, S.A. stamp 5383. AAIC underwrites crop reinsurance business in the United States.
In addition, we also participate in the alternative reinsurance market through Aspen Capital Markets, which focuses on developing alternative reinsurance structures to leverage our existing underwriting franchise, increase our operational flexibility in the capital markets and provide investors direct access to our underwriting expertise. Aspen Capital Markets leverages our underwriting and analytical expertise and earns management and performance fees from us and other third-party investors primarily through the management of ILS funds and other offerings. It operates two distinct strategies, namely, building insurance risk portfolios tailored to investor objectives through managed funds, and structuring and placing a defined Aspen portfolio aligned with capital markets investors through the use of sidecars. Aspen Capital Markets is included in our Reinsurance business segment because it focuses primarily on property catastrophe business and also supports other property and casualty lines; however, it also provides structures for other types of (re)insurance transactions through the use of third-party capital. In addition, it provides quota share support for our global property catastrophe excess of loss reinsurance business.

For the six months ended June 30, 2020, in respect of our Reinsurance business, we reported (other than normalized combined ratio excluding bonuses, which is a non-U.S. GAAP financial measure):
($ in millions, unless otherwise indicated)
Gross written premiums	1,122.3
Net written premiums	842.8
Net earned premiums	564.1
Loss Ratio	79.7%
Expense Ratio	29.8%
Combined Ratio	109.5%
Normalized Combined Ratio excluding bonuses	94.1%
See “Summary — Summary Financial, Operating and Other Data” and “Use of Non-U.S. GAAP Financial Measures and Other Metrics” for further information on Non-U.S. GAAP financial measures and other metrics, including certain reconciliations.
Key Factors Affecting Our Results of Operations
Our results of operations are affected by both internal and external factors. Insurance industry trends in areas such as pricing, distribution and regulation have a direct impact on our underwriting profitability. Broader macroeconomic trends may impact client behavior and affect potential investment returns across the industry.
We derive our revenues principally from insurance and reinsurance premium income and the return on our investments. As such, our profitability is affected by, among other things, our ability to price risks effectively, respond to market dynamics quickly, respond to trends in claims and accurately adjust reserves and our ability to manage the costs of our operations.
Our operations and financial results are affected by a variety of market and other factors, including the impact of:
▪
our recent strategic initiatives

▪
insurance and reinsurance industry conditions, including cyclicality, catastrophe experience and premium rates development;

▪
general economic conditions;

▪
our business mix;

▪
prior-period reserve development;

▪
retention rates;

▪
our investment portfolio mix and economic conditions on our investment return;

▪
exchange rate fluctuations; and

▪
increased regulation in the insurance industry.

Business Improvement Initiatives
Since 2017, we have implemented a number of strategic initiatives to strengthen the fundamentals of our businesses and better position us to create value over the long-term. This includes the implementation of various recent initiatives following the Apollo Acquisition. See “Summary — Business Improvement Initiatives” for further information on how these initiatives have impacted, and are expected to continue to impact, our results of operations.
Recent Developments
COVID-19 crisis
The global spread of COVID-19, and the governmental and regulatory actions taken to mitigate their effects, have led to significant and ongoing economic and societal disruption, including significant market volatility. Our business and results have been adversely affected by the COVID-19 crisis in the six months ended June 30, 2020. In our Insurance business, we have assessed potential direct exposures in our accident & health line, which we started to wind down in March 2020, as well as our ongoing operations in property, marine & energy and casualty lines. In our Reinsurance business, we have assessed potential direct exposures from contingency (event cancellation), property and casualty lines. We have also assessed the potential for indirect exposures in certain financial, credit and political risk and professional lines products that we write where COVID-19 may not be the direct cause of any losses but where claims may arise from the emerging financial distress the COVID-19 crisis is causing. Whether losses associated with the COVID-19 crisis could trigger coverage under policies that we write, however, is dependent on specific policy language, terms and exclusions in each case.
Of our total losses associated with the COVID-19 crisis in H1 2020 (which we have established reserves for, a significant portion of which are IBNR reserves in respect of IBNR losses), approximately 70% and 30% were attributable to our Reinsurance and Insurance businesses, respectively. The vast majority of these losses (approximately $168 million) arose from direct exposures, which are not certain to be incurred as the total impact will depend on the terms and conditions of the relevant policies. Our indirect losses (approximately $19 million reserved) relate to coverages where claims may arise from financial distress, insolvencies, civil unrest or deteriorating financial conditions, which by their nature are more challenging to estimate.
Since June 30, 2020, we have reviewed our assumptions and a limited amount of experience for losses associated with the COVID-19 crisis with no material changes to our estimated IBNR COVID losses as reported in H1 2020. However, the level of COVID-19 infections continues to rise in certain countries and the threat of new outbreaks still looms. Many of the direct and indirect effects resulting from such outbreaks are still active or developing and, as such, it is not possible at this time to provide a definitive estimate of ultimate potential insurance, reinsurance or investment exposures or any other direct or indirect effects the COVID-19 crisis may have on our results of operations, financial condition or liquidity. Accordingly, any assessment as to underwriting or investment exposure which we make at this time represents our current best estimates based on actuarial, reserving and investment management process and may be subject to significant further variation or amendment as circumstances develop or outcomes become clearer. See “Risk Factors — Risks Relating to Recent Developments — The coronavirus pandemic and the responses thereto have already adversely affected our business and operations, and the ultimate effects thereof on our business, our operations and our financial condition and results of operations remain highly uncertain and impossible to predict.”
Catastrophe losses
We expect our results of operations to be impacted by catastrophes that have occurred in H2 2020, including North Atlantic hurricanes and California wildfires. However, it is premature to assess the full extent of our exposures.
Sale of Ownership Interest in Crop Re
We are in negotiations with CGB DS regarding the valuation of Aspen’s interest in Crop Re in connection with the CGB Sale. The CGB Sale is expected to close in the fourth quarter of 2020 and is likely to result in a material diminution of our U.S. agricultural business in 2021 and beyond.
We expect our results of operations to be materially impacted by the sale of our ownership interest in Crop Re. In 2019, Aspen’s U.S. agricultural business represented $312.5 million in gross written premium, virtually all of which was derived from our relationship with CGB DS.
See “Summary — Recent Developments — Sale of Ownership Interest in Crop Re” for further information.
Surety insurance business
In July 2020, we sold our renewal rights to our surety insurance book of business to a third party and executed a loss portfolio transfer transaction for the transfer of prior-year liabilities. We currently continue to underwrite only a small portion of surety business on a fronted basis to the purchaser in a renewal rights transaction, which is subject to a 100% quota share reinsurance agreement back to the purchaser, or via a limited reinsurance quota share of the book. This business is not included within our Legacy Lines because the transaction occurred after June 30, 2020, was opportunistic, and did not form part of our strategic review of Legacy Lines.

Investment Portfolio
We expect our results of operations to be impacted by the transfer of $770 million in cash to Enstar as payment for the ADC premium. Our investment portfolio correspondingly was reduced by such amount.
Business Segments
We are organized into two business segments, namely reinsurance and insurance. We have determined our reportable segments, Aspen Insurance (“Insurance”) and Aspen Re (“Reinsurance”), by taking into account the manner in which management makes operating decisions and assesses operating performance. Profit or loss for each of the business segments is measured by underwriting profit or loss. Underwriting profit is the excess of net earned premiums over the sum of losses and loss expenses, amortization of deferred policy acquisition costs and general and administrative expenses. Underwriting profit or loss provides a basis for management to evaluate the segment’s underwriting performance.
Management measures segment results on the basis of the combined ratio, which is obtained by dividing the sum of the losses and loss expenses, amortization of deferred policy acquisition costs and operating and administrative expenses by net earned premiums. Other than corporate expenses, indirect operating and administrative expenses are allocated to business segments predominantly based on each segment’s proportional share of gross earned premiums.
Non-underwriting disclosures.   We provide additional disclosures for corporate and other (non-underwriting) income and expenses. Corporate and other income and expenses include net investment income, net realized and unrealized investment gains or losses, expenses associated with managing the Aspen Group, certain strategic and non-recurring costs, changes in fair value of derivatives and changes in fair value of loan notes issued by VIEs, interest expense, net realized and unrealized foreign exchange gains or losses and income taxes, which are not allocated to the business segments. Corporate expenses are not allocated to our business segments as they typically do not fluctuate with the levels of premiums written and are not directly related to our segment operations.
We do not allocate our assets by business segment as we evaluate underwriting results of each segment separately from the results of our investment portfolio. Segment profit or loss for each of our business segments is measured by underwriting profit or loss.
Results of operations
The following table sets forth our results of operations for the following periods.
	Year Ended			Six Months Ended
	December 31, 2019	December 31, 2018	December 31, 2017	June 30, 2020	June 30, 2019
	($ in millions, except for percentages)
Revenues
Gross written premiums	$3,442.4	$3,446.9	$3,360.9	$2,118.6	$1,854.4
Net written premiums	2,427.9	2,082.0	2,212.5	1,436.8	1,206.9
Gross earned premiums	3,422.4	3,534.4	3,209.2	1,693.3	1,627.8
Net earned premiums	2,293.3	2,214.7	2,306.6	1,191.7	1,040.2
Net investment income	197.3	198.2	189.0	84.9	99.2
Realized and unrealized investment gains	97.1	110.0	148.9	36.8	72.9
Other income	4.9	9.0	$8.9	1.9	3.0
Total Revenues	$2,592.6	$2,531.9	$2,653.4	$1,315.3	$1,215.3
Expenses
Insurance losses and loss adjustment expenses	$1,679.7	$1,573.0	$1,994.7	$883.0	$631.9
Amortization of deferred policy acquisition costs	412.7	371.6	400.5	230.9	190.0

	Year Ended			Six Months Ended
	December 31, 2019	December 31, 2018	December 31, 2017	June 30, 2020	June 30, 2019
	($ in millions, except for percentages)
General, administrative and corporate expenses	521.6	491.7	502.2	198.3	264.0
Interest on long-term debt	20.2	25.9	29.5	21.7	11.0
Change in fair value of derivatives	144.2	31.8	(27.7)	87.8	133.6
Change in fair value of loan notes issued by VIEs	3.1	4.4	(21.2)	—	3.0
Realized and unrealized investment losses	10.9	174.7	28.4	70.6	10.6
Realized loss on the debt extinguishment	5.5	8.6	—	—	—
Net realized and unrealized exchange losses	11.8	3.5	23.9	(14.2)	13.9
Other expenses	1.7	2.7	4.9	1.8	1.4
Total Expenses	$2,811.4	$2,687.9	$2,935.2	$1,479.9	$1,259.4
(Loss) from operations before income tax	$(218.8)	$(156.0)	$(281.8)	$(164.6)	$(44.1)
Income tax (expense) / benefit	(22.9)	10.2	15.4	(4.1)	6.8
Net (Loss)	$(241.7)	$(145.8)	$(266.4)	$(168.7)	$(37.3)
Ratios
Loss ratio	73.2%	71.0%	86.5%	74.1%	60.7%
Expense ratio	40.7%	39.0%	39.2%	36.0%	43.7%
Combined ratio	113.9%	110.0%	125.7%	110.1%	104.4%
Description of Key Line Items
Set forth below is a brief description of the composition of the key line items of our income statement:
Gross written premiums.   Comprise the estimated premiums on contracts of insurance and reinsurance entered into in the reporting period, except in the case of proportional reinsurance contracts, where written premiums relate only to our estimated proportional share of premiums due on contracts entered into by the ceding company prior to the end of the reporting period
Net written premiums.   Represent gross written premiums net of the cost of purchased reinsurance (i.e., ceded written premiums).
Gross earned premiums.   Premiums are recorded as written on the inception date of a policy. Premiums are earned as revenues proportionately over the coverage period. Premiums written which are not yet recognized as earned premium are recorded in the consolidated balance sheet as unearned premiums.
Net earned premiums.   Premiums earned are recorded in the income statement, net of the cost of purchased reinsurance (i.e., ceded earned premiums).
Combined Ratio.   The Company, along with others in the industry, uses underwriting ratios as measures of performance. The combined ratio is the sum of the loss ratio, the general and administrative expense ratio the policy acquisition expense ratio.
Loss ratio.   The loss ratio is the ratio of net losses and loss adjustment expenses to net earned premiums.
Policy acquisition expense ratio.   The policy acquisition expense ratio is the ratio of amortization of deferred policy acquisition costs to net earned premiums.
General and administrative expense ratio.   The general and administrative expense ratio is the ratio of general, administrative, corporate and non-operating expenses to net earned premiums.

Net investment income.   Investment income includes amounts received and accrued in respect of periodic interest (“coupons”) payable to the Company by the issuer of fixed income securities, equity dividends and interest credited on cash and cash equivalents. It also includes amortization of premium and accretion of discount in respect of fixed income securities. Investment management and custody fees are charged against net investment income reported in the consolidated income statement.
Realized and unrealized investment gains and losses.   Realized gains or losses on the sale of investments are determined on the basis of the first-in, first-out cost method and, for fixed income available-for-sale securities, include adjustments to the cost basis of investments for declines in value that are considered to be other-than-temporary. Unrealized gains and losses represent the difference between the cost, or the cost as adjusted by amortization of any difference between its cost and its redemption value (“amortized cost”), of the security and its fair value at the reporting date and are included within other comprehensive income for securities classified as available-for-sale and in realized and unrealized investment gains or losses in the consolidated statement of operations for securities classified as trading.
Insurance losses and loss adjustment expenses.   Losses represent the amount paid or expected to be paid to claimants in respect of events that have occurred on or before the balance sheet date. The costs of investigating, resolving and processing these claims are known as loss adjustment expenses. The income statement records these losses net of reinsurance, meaning that gross losses and loss adjustment expenses incurred are reduced by the amounts recovered or expected to be recovered under reinsurance contracts.
Amortization of deferred policy acquisition costs, general, administrative and corporate expenses.   The costs directly related to writing an insurance policy are referred to as policy acquisition expenses and include commissions, premium taxes and profit commissions. With the exception of profit commissions, these expenses are incurred when a policy is issued, and only the costs directly related to the successful acquisition of new and renewal insurance and reinsurance contracts are deferred and amortized over the same period as the corresponding premiums are recorded as revenues. Profit commissions are estimated based on the related performance criteria evaluated at the balance sheet date, with subsequent changes to those estimates recognized when they occur. General, administrative and corporate expenses represent the expenses incurred in running the business and include, but are not limited to compensation costs for employees, rental costs, IT development and operating costs and professional and consultancy fees. Costs directly attributable to the successful acquisition of business are deferred and amortized over the same period as the corresponding premiums are recorded as revenues.
Interest on long-term debt.   Interest on long-term debt represents interest payable on the $300.0 million 4.65% 2023 Senior Notes.
Change in fair value of derivatives.   We record derivative instruments at fair value on the Company’s balance sheet as either assets or liabilities, depending on their rights and obligations. The accounting for the gain or loss due to the changes in the fair value of these instruments is dependent on whether the derivative qualifies as a hedge. If the derivative does not qualify as a hedge, the gains or losses are reported in earnings when they occur. If the derivative does qualify as a hedge, the accounting treatment varies based on the type of risk being hedged.
Change in fair value of loan notes issued by VIEs.   Silverton, a consolidated variable interest entity, issued debt instruments which were separately identified on our balance sheet. We elected to record the debt at fair value due to the potential variability over the ultimate settlement value of the debt instruments. Changes in the fair value of this debt were recognised in the statement of operations.
Realized loss on the debt extinguishment.   The costs associated with the early redemption of $250.0 million 6.00% Senior Notes due December 15, 2020.
Net realized and unrealized exchange losses.   Our reporting currency is the U.S. Dollar. The functional currencies of our foreign operations and branches are the currencies in which the majority of their business is transacted. Monetary assets and liabilities denominated in currencies other than the reporting currency are remeasured at the exchange rate prevailing at the balance sheet date. Any resulting foreign exchange gains or losses on non-functional currencies are reflected in the statement of operations. Unrealized gains or losses arising from the translation of functional currencies are recorded net of tax as a component of other comprehensive income.

Income tax (expense) / benefit.   The tax rate in Bermuda, our country of domicile, is zero; however, taxes are due in connection with our operations in other jurisdictions.
Six Months Ended June 30, 2020, Compared to Six Months Ended June 30, 2019
Gross written premiums.
The following table sets forth the overall change in gross written premiums for our two business segments in the six months ended June 30, 2020 and the six months ended June 30, 2019:
	Gross Written Premiums for the Six Months Ended June 30,
Business Segment	2020		2019
	($ in millions)	% change	($ in millions)
Reinsurance(1)	$1,122.3	27.3%	$881.8
Insurance	$996.3	2.4%	$972.6
Total	$2,118.6	14.2%	$1,854.4

(1)
Includes gross written premium of $335.5 million related to US Agriculture reinsurance premiums (six months ended June 30, 2019 – $133.1 million).

Overall gross written premiums increased by 14.2% for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. Gross written premiums in our reinsurance segment increased by 27.3% for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 due primarily to growth in specialty reinsurance, property catastrophe reinsurance and casualty reinsurance. Gross written premiums in our insurance segment increased by 2.4% for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 due to growth in both financial and professional lines insurance and property and casualty insurance lines, partially offset by reduction in marine, aviation and energy insurance lines.
Ceded written premiums.
The following table sets forth the overall change in ceded written premiums for our two business segments in the six months ended June 30, 2020 and the six months ended June 30, 2019:
	Ceded Written Premiums for the Six Months Ended June 30,
Business Segment	2020		2019
	($ in millions)	% change	($ in millions)
Reinsurance	$279.5	41.7%	$197.2
Insurance	$402.3	(10.7)%	$450.3
Total	$681.8	5.3%	$647.5

Total ceded written premiums increased by $34.3 million in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. As a result of our initiatives to restructure our outwards reinsurance and reduce our exposure to catastrophe losses (see “— Business Improvement Initiatives”), we increased our retention ratio to 67.8% for the six months ended June 30, 2020 from 65.1% for the six months ended June 30, 2019. Ceded reinsurance premiums decreased for our insurance segment, primarily due to reductions in the proportion of business ceded on our casualty, financial and professional lines and property quota share programs. Ceded reinsurance premiums increased for our reinsurance segment due to the increase in US agriculture premiums written, which has a high level of reinsurance protection and the purchase of a new quota share program protecting our casualty reinsurance business line.
Gross earned premiums.
The increase in gross earned premiums of $65.5 million, or 4.0% for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 was driven by the growth in gross written premiums; however, the full impact of the increase in written premiums is not recognized until the second half of the year.

Net earned premiums.
The following table sets forth the overall change in net earned premiums for our two business segments in the six months ended June 30, 2020 and the six months ended June 30, 2019:
	Net Earned Premiums for the Six Months Ended June 30,
Business Segment	2020		2019
	($ in millions)	% change	($ in millions)
Reinsurance(1)	$564.1	2.0%	$552.8
Insurance	$627.6	28.8%	$487.4
Total	$1,191.7	14.6%	$1,040.2

(1)
Includes net earned premium of $65.4 million related to US Agriculture reinsurance premiums (six months ended June 30, 2019 — $77.6 million).

Net earned premiums increased by $151.5 million, or 14.6%, in the six months ended June 30, 2020 compared to the six months ended June 30, 2019 due to growth in premiums written and increases in net retentions.
Combined Ratio.
We monitor the ratio of losses and expenses to net earned premium (the “combined ratio”) as a measure of relative performance where a lower ratio represents a better result than a higher ratio. The combined ratios for our two business segments for the six months ended June 30, 2020 and the six months ended June 30, 2019 were as follows:
	Combined Ratio for the Six Months Ended June 30,
Business Segment	2020	2019
	($ in millions)
Reinsurance	109.5%	92.9%
Insurance	103.9%	99.4%
Total(1)	110.1%	104.4%

(1)
The total combined ratio includes the impact from corporate expenses and non-operating expenses.

The overall combined ratio for the six months ended June 30, 2020 increased by 5.7 percentage points compared to the six months ended June 30, 2019 due to an increase in the loss ratio, which was partially offset by a decrease in the expense ratio. The 13.4 percentage point increase in loss ratio was due primarily to an increase in catastrophe losses in the period, the most significant of which were losses associated with the COVID-19 crisis. The expense ratio for the six months ended June 30, 2020 decreased by 7.7 percentage points compared to the six months ended June 30, 2019 due primarily to a reduction in non-operating expenses which in the prior period included costs associated with the acquisition by Apollo and to a lesser extent a reduction in accruals for performance related pay.
Net investment income.
Net investment income decreased by $14.3 million, or 14.4%, in the six months ended June 30, 2020 compared to the six months ended June 30, 2019 primarily due to a reduction in the book yield of the portfolio.
Realized and unrealized investment gains and losses.
Total net realized and unrealized investment losses for the six months ended June 30, 2020 were $33.8 million compared to gains of $62.3 million for the six months ended June 30, 2019. The realized and unrealized losses were driven primarily by mark-to-market losses in our fixed income portfolios.
Insurance losses and loss adjustment expenses
The loss ratio for the six months ended June 30, 2020 of 74.1% increased by 13.4% compared to the six months ended June 30, 2019 and losses and loss adjustment expenses increased from $631.9 million for the six months ended June 30, 2019 to $883.0 million for the six months ended June 30, 2020. The increase in the loss ratio was largely due to a $201.6 million increase in catastrophe losses.
In the reinsurance segment, the loss ratio for the six months ended June 30, 2020 was 79.7% compared to 59.2% for the six months ended June 30, 2019 largely due to a $140.9 million increase in catastrophe losses and a $19.4 million reduction in the level of prior-year reserve releases. These movements were partially offset by a reduction in current year losses excluding catastrophe losses.
In the insurance segment, the loss ratio for the six months ended June 30, 2020 was 69.0% compared to 62.5% for the six months ended June 30, 2019 largely due to a $60.7 million increase in catastrophe losses partially offset by $10.0 million increase in reserve releases and a reduction in current year losses excluding catastrophe losses.
Overall, prior-year reserves were strengthened by $0.3 million for the six months ended June 30, 2020 compared with a $9.1 million release for the six months ended June 30, 2019. Reserve strengthening in the reinsurance segment for the six months ended June 30, 2020 was $0.4 million compared to $19.0 million in reserve release for the six months ended June 30, 2019. Reserve releases in the insurance segment for the six months ended June 30, 2020 was $0.1 million compared to $9.9 million in reserve strengthening for the six months ended June 30, 2019.
We have presented loss ratios excluding both the impact from catastrophe losses and prior-year reserve movements (the accident year ex-cat net loss ratio) to aid in the analysis of the underlying performance of the business segments. We have defined major catastrophe losses for the six months ended June 30, 2020 as losses associated with the COVID-19 crisis and weather-related events. We have defined major catastrophe losses for the six months ended June 30, 2019 as losses associated with Typhoons Faxai and Hagibis, Hurricane Dorian, storms in Australia, Indian monsoons and other weather-related events.
The underlying changes in loss ratios by business segment for the six months ended June 30, 2020 and the six months ended June 30, 2019 are shown in the tables below. The current year adjustments represent catastrophe loss events incurred in those years which reflect net claims and reinstatement premium adjustments. See “Use of Non-U.S. GAAP Financial Measures and other Metrics — Non-U.S. GAAP Financial Measures.”
For the Six Months Ended June 30, 2020	Total Loss Ratio	Prior-Year Reserve Movements	Current Year Adjustments	Accident year ex-cat net loss ratio
Reinsurance	79.7%	(0.1)%	(28.5)%	51.1%
Insurance	69.0%	—%	(11.2)%	57.8%
Total	74.1%	—%	(19.4)%	54.7%

For the Six Months Ended June 30, 2019	Total Loss Ratio	Prior-Year Reserve Movements	Current Year Adjustments	Accident year ex-cat net loss ratio
Reinsurance	59.2%	3.4%	(3.6)%	59.0%
Insurance	62.5%	(2.0)%	(2.0)%	58.5%
Total	60.7%	0.9%	(2.9)%	58.7%

Expenses
We monitor the ratio of expenses to gross earned premium (the “gross expense ratio”) as a measure of the cost effectiveness of our amortization of deferred policy acquisition costs, general, administrative and corporate expenses. The tables below present the contribution of the amortization of deferred policy acquisition costs and general, administrative and corporate expenses to the gross expense ratios and the total net expense ratios for the six months ended June 30, 2020 and the six months ended June 30, 2019. We also present the effect of reinsurance purchased which impacts the reported net expense ratio by expressing the expenses as a proportion of net earned premiums.
	For the Six Months Ended June 30, 2020
Ratios Based on Gross Earned Premium	Reinsurance	Insurance	Total
Gross policy acquisition expense ratio	19.0%	20.7%	20.0%
Effect of ceded reinsurance	1.3%	(2.2)%	(0.6)%
Net policy acquisition expense ratio	20.3%	18.5%	19.4%
Gross general, administrative and corporate expense ratio(1)	7.8%	10.2%	11.7%
Effect of ceded reinsurance premiums	1.7%	6.2%	4.9%
Net general and administrative expense ratio	9.5%	16.4%	16.6%
Total net expense ratio	29.8%	34.9%	36.0%

	For the Six Months Ended June 30, 2019
Ratios Based on Gross Earned Premium	Reinsurance	Insurance	Total
Gross policy acquisition expense ratio	21.1%	19.6%	20.2%
Effect of ceded reinsurance	1.8%	(6.6)%	(1.9)%
Net policy acquisition expense ratio	22.9%	13.0%	18.3%
Gross general, administrative and corporate expense ratio(1)	8.9%	12.2%	16.2%
Effect of ceded reinsurance premiums	1.9%	11.7%	9.2%
Net general, administrative and corporate expense ratio	10.8%	23.9%	25.4%
Total net expense ratio	33.7%	36.9%	43.7%

(1)
The total group general and administrative expense ratio includes corporate and non-operating expenses.

Net policy acquisition expenses increased by $40.9 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 primarily due to growth in earned premiums and a reduction in ceded over-rider commissions paid.
The decrease in the gross policy acquisition expense ratio to 20.0% for the six months ended June 30, 2020 from 20.2% for the six months ended June 30, 2019 was due to changes in business mix across both the insurance and reinsurance segments.
General, administrative, corporate and non-operating expenses decreased by $65.7 million from $264.0 million for the six months ended June 30, 2019 to $198.3 million for the six months ended June 30, 2020. The gross general, administrative and corporate expense ratio for the six months ended June 30, 2020 decreased by 4.5% compared to the prior period primarily due to a reduction in non-operating expenses which in the prior period included costs associated with the acquisition by Apollo and to a lesser extent a reduction in accruals for performance related pay.
Non-operating costs for the six months ended June 30, 2020 include costs associated with severance, amortization and other non-recurring costs. Non-operating costs for the six months ended June 30, 2019 include severance, retention awards, amortization and other non-recurring costs.
Interest on long-term debt and funds withheld ceded reinsurance
The total interest expense for the six months ended June 30, 2020 was $21.7 million and increased from the $11.0 million for the six months ended June 30, 2019. The increase was primarily due to the recognition of interest paid on the ADC for the period between the inception of the ADC and the settlement date, which was partially offset by a reduction in interest expense on our long term debt due to the redemption, on September 30, 2019, of $125.0 million of our 2020 Senior Notes.
Change in fair value of derivatives
The change in fair value of derivatives for the six months ended June 30, 2020 was attributable to a loss on foreign exchange contracts of $7.1 million and a loss of $80.7 million attributable to fixed-for-floating interest rate swaps. The change in fair value of derivatives for the six months ended June 30, 2019 was attributable to a loss of $13.1 million on foreign exchange contracts and a loss of $120.5 million attributable to fixed for floating interest rate swaps.
Change in fair value of loan notes issued by VIEs
As at June 30, 2020, we had no loan notes outstanding with Silverton as a final payment was made to noteholders after the commutation of the reinsurance agreement on July 1, 2019.
Realized loss on the debt extinguishment
As at June 30, 2020, our only material debt outstanding was our $300 million 4.650% Senior Notes due 2023 (the “2023 Senior Notes”).
Net realized and unrealized foreign exchange gains losses
Total net realized and unrealized foreign exchange movements for the six months ended June 30, 2020 produced a gain of $14.2 million compared to a loss of $13.9 million for the six months ended June 30, 2019. The gains and losses were due to significant fluctuations in the British Pound, Euro and Australian dollar exchange rates against the U.S. dollar.
(Loss) from operations before income tax
For the six months ended June 30, 2020, loss before tax was $164.6 million (June 30, 2019 — loss of $44.1 million), as set out in the table below:
	For the Six Months Ended
	June 30, 2020	June 30, 2019
	($ in millions)
Underwriting income (loss)	$(78.7)	$42.1
Corporate expenses	(30.2)	(25.9)
Non-operating expenses	(11.6)	(61.9)
Net other income	0.1	1.6
Net investment income	84.9	99.2
Change in fair value of derivatives	(87.8)	(133.6)
Change in fair value of loan notes issued by variable interest entities	—	(3.0)
Realized and unrealized investment gains	36.8	72.9
Realized and unrealized investment losses	(70.6)	(10.6)
Realized loss on the debt extinguishment	—	—
Net realized and unrealized foreign exchange gains (losses)	14.2	(13.9)
Interest expense	(21.7)	(11.0)
(Loss) before tax	$(164.6)	$(44.1)

The decrease in underwriting result for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 was due primarily to losses associated with the COVID-19 crisis.
The decrease in corporate and non-operating expenses for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 was due to the prior period including costs associated with the acquisition by Apollo.
Income tax (expense) / benefit.
There was an income tax expense for the six months ended June 30, 2020 of $4.1 million compared to an income tax benefit of $6.8 million for the six months ended June 30, 2020. The effective tax rate (defined as the tax charge or credit, divided by the profit or loss before tax), for the six months ended June 30, 2020 on our loss before tax was 2.5% (six months ended June 30, 2019 — 15.4%).

The effective tax rate is subject to revision in future periods if circumstances change and depends on the relative profitability of the business underwritten in Bermuda (where the rate of tax on corporate profits is zero), the United Kingdom (where the corporation tax rate is currently 19%) and the United States (where the federal income tax rate was previously 34% and was reduced to 21% effective January 1, 2018). The tax in each of the years is representative of the geographic spread of our business between taxable and non-taxable jurisdictions in such years.
Net income after tax.
We reported a net loss after taxes of $168.7 million for the six months ended June 30, 2020 compared to a net loss of $37.3 million for the six months ended June 30, 2019. The difference in net loss was primarily due to underwriting, derivative and investment losses, partially offset by foreign exchange gains.
Other comprehensive income.
Total other comprehensive income, net of taxes for the six months ended June 30, 2020 was $148.5 million compared to $127.5 million for the six months ended June 30, 2019. The increase in total other comprehensive income included $159.9 million of investment gains from the available-for-sale investment portfolio.
Year Ended December 31, 2019, Compared to Year Ended December 31, 2018
Gross written premiums.
The following table sets forth the overall change in gross written premiums for our two business segments in the year ended December 31, 2019 and the year ended December 31, 2018:
	Gross Written Premiums for the Year Ended December 31,
Business Segment	2019		2018
	($ in millions)	% change	($ in millions)
Reinsurance(1)	$1,485.5	(0.7)%	$1,495.7
Insurance	1,956.9	0.3%	1,951.2
Total	$3,442.4	(0.1)%	$3,446.9

(1)
Includes gross written premium of $312.5 million related to CGB DS and $Nil related to AgriLogic (year ended December 31, 2018 — $259.7 million (CGB DS) and $33.1 million (AgriLogic)).

Overall gross written premiums decreased by 0.1% in the year ended December 31, 2019 compared to the year ended December 31, 2018. Gross written premiums in our reinsurance segment decreased by 0.7% in the year ended December 31, 2019 compared to the year ended December 31, 2018 due to reductions in premiums written in casualty reinsurance and property catastrophe reinsurance, partially offset by a modest increase in other property reinsurance and specialty reinsurance. Gross written premiums in our insurance segment increased by 0.3% due to growth in financial and professional lines insurance, offset by reductions in marine, aviation and energy insurance and property and casualty insurance, where we have either previously exited certain lines of business or have placed certain business into runoff following completion of strategic reviews.
Ceded written premiums.
The following table sets forth the overall change in ceded written premiums for our two business segments in the year ended December 31, 2019 and the year ended December 31, 2018:
	Ceded Written Premiums for the Year Ended December 31,
Business Segment	2019		2018
	($ in millions)	% change	($ in millions)
Reinsurance	$234.4	(25.1)%	$312.8
Insurance	780.1	(25.9)%	1,052.1
Total	$1,014.5	(25.7)%	$1,364.9

Total ceded written premiums in the year ended December 31, 2019 decreased by $350.4 million compared to the year ended December 31, 2018. Changes in our reinsurance program increased our retention ratio from 60.4% in the year ended December 31, 2018 to 70.5% in the year ended December 31, 2019. Ceded reinsurance premiums decreased for our insurance segment, primarily due to reductions in the proportion of business ceded on our casualty, financial and professional lines and property quota share programs. Ceded reinsurance premiums decreased for our reinsurance segment due to reductions in cessions in property catastrophe reinsurance, other property reinsurance, specialty reinsurance and casualty reinsurance.
Gross premiums earned.
Gross premiums earned decreased by $112.0 million, or 3.2%, in the year ended December 31, 2019 compared to the year ended December 31, 2018 due primarily to a reduction in premiums written in the reinsurance segment.
Net premiums earned.
The following table sets forth the overall change in net premiums earned for our two business segments in the year ended December 31, 2019 and the year ended December 31, 2018:
	Net Premiums Earned for the Year Ended December 31,
Business Segment	2019		2018
	($ in millions)	% change	($ in millions)
Reinsurance(1)	$1,255.2	(0.1)%	$1,256.4
Insurance	1,038.1	8.3%	958.3
Total	$2,293.3	3.5%	$2,214.7

(1)
Includes net earned premium of $299.5 million related to CGB DS and $Nil related to AgriLogic (year ended December 31, 2018 — $243.6 million (CGG DS) and $2.8 million (AgriLogic)).

Net premiums earned increased by $78.6 million, or 3.5%, in the year ended December 31, 2019 compared to the year ended December 31, 2018 due to a $190.6 million decrease in ceded earned premiums partially offset by a $112.0 million decrease in gross earned premiums.
Combined Ratio.
We monitor our combined ratio as a measure of relative performance where a lower ratio represents a better result than a higher ratio. The combined ratios for our two business segments for the year ended December 31, 2019 and the year ended December 31, 2018 were as follows:
	Combined Ratios for the Year Ended December 31,
Business Segment	2019	2018
Reinsurance	103.1%	104.0%
Insurance	109.7%	104.0%
Total(1)	113.9%	110.0%

(1)
The total combined ratio includes the impact from corporate expenses and non-operating expenses.

The overall combined ratio for the year ended December 31, 2019 increased by 3.9% compared to the year ended December 31, 2018 due to an increase in the loss ratio and expense ratio. The increase in loss ratio was due primarily to prior-year unfavorable reserve development of $59.5 million and a $24.6 million increase in large losses. The expense ratio increased by 1.7% due to lower ceded commission and an increase in non-operating expenses.
Net investment income.
For the year ended December 31, 2019, we generated net investment income of $197.3 million, a decrease of 0.5% from the prior year (year ended December 31, 2018 — $198.2 million) primarily due to lower book yield from decreasing interest rates.

Realized and unrealized investment gains and losses.
Total net realized and unrealized investment gains for the year ended December 31, 2019 were $86.2 million compared to net losses of $64.7 million for the year ended December 31, 2018, driven primarily by mark-to-market gains in our fixed income portfolios.
Insurance losses and loss adjustment expenses.
The loss ratio for the year ended December 31, 2019 of 73.2% increased by 2.2% compared to the year ended December 31, 2018 and losses and loss adjustment expenses increased from $1,573.0 million in the year ended December 31, 2018 to $1,679.7 million in the year ended December 31, 2019. The increase in the loss ratio was largely due to a $170.6 million unfavorable movement in the level of prior-year reserve releases, from releases of $111.1 million in the year ended December 31, 2018 to strengthening of $59.5 million in the year ended December 31, 2019, primarily from international marine and energy liability products, which we placed in runoff in February 2020. Furthermore, there was an increase in large losses of $24.6 million, including $30.4 million of credit reinsurance losses, $16.4 million fire-related losses and $47.0 million of other large losses. These movements were partially offset by a $125.8 million decrease in catastrophe losses, from $274.7 million in the year ended December 31, 2018 to $148.9 million in the year ended December 31, 2019.
In the reinsurance segment, the loss ratio for the year ended December 31, 2019 was 73.1% compared to 73.8% in the year ended December 31, 2018 largely due to a $91.4 million decrease in catastrophe losses, partially offset by a $19.6 million increase in large losses and a $13.5 million decrease in reserve releases, and an increase in losses incurred on our U.S. agricultural business together with a change in mix of business written in the segment. For the year ended December 31, 2019, there were $130.8 million of catastrophe losses, net of reinsurance recoveries, associated with Typhoons Hagibis and Faxai, Hurricane Dorian, storms in Australia, Indian monsoons and other weather-related events. For the year ended December 31, 2018, we experienced $222.2 million of catastrophe losses, net of reinsurance recoveries, associated with Hurricanes Florence and Michael in the U.S., Typhoon Jebi in Japan, Winter Storm Friederike in Europe, wildfires in California, U.K. winter storms and other U.S. and Asian weather-related events.
In the insurance segment, the loss ratio for the year ended December 31, 2019 was 73.4% compared to 67.4% in the year ended December 31, 2018 largely due to a $157.1 million decrease in reserve releases from a $42.7 million release in the year ended December 31, 2018 to a $114.4 million strengthening in the year ended December 31, 2019, and a $5.0 million increase in large losses. These movements more than offset the impact from a $79.8 million increase in net earned premiums and a $34.4 million decrease in catastrophe losses. For the year ended December 31, 2019, there were $18.1 million of catastrophe losses associated with Hurricanes Dorian and other weather-related events. For the year ended December 31, 2018, our insurance segment experienced $52.5 million of catastrophe losses associated with Hurricanes Florence and Michael, wildfires in California, U.K. winter storms and other U.S. and Asian weather-related events.
Overall, prior-year reserves were strengthened by $59.5 million in the year ended December 31, 2019, a net adverse movement of $170.6 million compared with a $111.1 million release in the year ended December 31, 2018.
▪
Reserve releases in the reinsurance segment in the year ended December 31, 2019 were $54.9 million compared to $68.4 million in the year ended December 31, 2018 and came from property catastrophe reinsurance, other property reinsurance and specialty reinsurance lines, partially offset by unfavorable development on casualty reinsurance. The reinsurance segment experienced favorable reserve development on prior-year catastrophe losses including wildfires and other weather-related events, partially offset by reserve strengthening from Typhoon Jebi in Japan.

▪
Reserve strengthening in the insurance segment in the year ended December 31, 2019 was $114.4 million compared to releases of $42.7 million in the year ended December 31, 2018 and came primarily from international marine and energy liability products, which we placed in runoff in February 2020, and unfavorable development on U.S. primary casualty lines.

We have presented loss ratios excluding both the impact from catastrophe losses and prior-year reserve movements (the accident year ex-cat net loss ratio) to aid in the analysis of the underlying performance of the business segments. We have defined major 2019 catastrophe losses as losses associated with Typhoons

Faxai and Hagibis, Hurricane Dorian, storms in Australia, Indian monsoons and other weather-related events. We have defined major 2018 catastrophe losses as losses associated with Hurricanes Florence and Michael, Typhoon Jebi in Japan, Winter Storm Friederike in Europe, wildfires in California, U.K. winter storms and other U.S. and Asian weather-related events.
The underlying changes in loss ratios by business segment for the year ended December 31, 2019 and the year ended December 31, 2018 are shown in the tables below. The current year adjustments represent catastrophe loss events incurred in those years which reflect net claims and reinstatement premium adjustments. See “Use of Non-U.S. GAAP Financial Measures and other Metrics — Non-U.S. GAAP Financial Measures.”
For the Year Ended December 31, 2019	Total Loss Ratio	Prior-Year Reserve Movements	Current Year Adjustments	Accident year ex-cat net loss ratio
Reinsurance	73.1%	4.4%	(10.1)%	67.4%
Insurance	73.4%	(11.0)%	(1.7)%	60.7%
Total	73.2%	(2.6)%	(6.3)%	64.3%

For the Year Ended December 31, 2018	Total Loss Ratio	Prior-Year Reserve Movements	Current Year Adjustments	Accident year ex-cat net loss ratio
Reinsurance	73.8%	5.5%	(17.1)%	62.2%
Insurance	67.4%	4.5%	(5.5)%	66.4%
Total	71.0%	5.0%	(12.1)%	63.9%

Expenses.
We monitor the gross expense ratios a measure of the cost effectiveness of our amortization of deferred policy acquisition costs, and general, administrative and corporate expenses. The tables below present the contribution of the amortization of deferred policy acquisition costs and general, administrative and corporate expenses to the gross expense ratios and the total net expense ratios for the year ended December 31, 2019 and the year ended December 31, 2018. We also present the effect of reinsurance purchased which impacts the reported net expense ratio by expressing the expenses as a proportion of net earned premiums.
	For the Year Ended December 31, 2019
Ratios Based on Gross Earned Premium	Reinsurance	Insurance	Total
Gross policy acquisition expense ratio	19.4%	20.0%	19.8%
Effect of ceded reinsurance	1.7%	(5.8)%	(1.8)%
Net policy acquisition expense ratio	21.1%	14.2%	18.0%
Gross general, administrative and corporate expense ratio(1)	7.5%	11.9%	15.2%
Effect of ceded reinsurance premiums	1.4%	10.2%	7.5%
Net general and administrative expense ratio	8.9%	22.1%	22.7%
Total net expense ratio	30.0%	36.3%	40.7%

	For the Year Ended December 31, 2018
Ratios Based on Gross Earned Premium	Reinsurance	Insurance	Total
Gross policy acquisition expense ratio	19.1%	19.1%	19.1%
Effect of ceded reinsurance	1.7%	(7.5)%	(2.3)%
Net policy acquisition expense ratio	20.8%	11.6%	16.8%
Gross general, administrative and corporate expense ratio(1)	7.4%	12.3%	13.9%
Effect of ceded reinsurance premiums	2.0%	12.7%	8.3%
Net general, administrative and corporate expense ratio	9.4%	25.0%	22.2%
Total net expense ratio	30.2%	36.6%	39.0%

(1)
The total group general and administrative expense ratio includes corporate and non-operating expenses.

Net policy acquisition expenses increased by $41.1 million in the year ended December 31, 2019 compared to the year ended December 31, 2018 primarily due to a decrease in ceded commissions from quota share contracts.
The increase in the gross policy acquisition expense ratio from 19.1% in the year ended December 31, 2018 to 19.8% in the year ended December 31, 2019 was due to a change in the mix of business written in the insurance segment, and increased profit commission on certain contracts within the reinsurance segment.
General, administrative, corporate and non-operating expenses increased by $29.9 million from $491.7 million in the year ended December 31, 2018 to $521.6 million in the year ended December 31, 2019. The gross general, administrative and corporate expense ratio in the year ended December 31, 2019 increased by 1.3% compared to the prior period primarily due to a $48.4 million increase in other non-operating costs, partially offset by reductions in operating expenses following the implementation of our operating effectiveness and efficiency program.
Non-operating costs in the year ended December 31, 2019 include $103.4 million of expenses related to the Merger. severance, retention and other costs, and $22.2 million of expenses related to our operational effectiveness and efficiency program, which includes $12.3 million of impairment charges related to lease assets as a result of sub-leasing certain office space.
Non-operating costs in the year ended December 31, 2018 include the recognition of $39.0 million of advisor fees related to the Merger, $37.5 million of costs associated with our operational effectiveness and efficiency program and $11.3 million of retention costs, partially offset by the write-back of a $14.1 million buy-out provision which was no longer exercisable.
Interest on long-term debt.
Interest on long-term debt of $20.2 million is the interest due on the 2023 Senior Notes. The reduction in the interest charge in the year ended December 31, 2019 was due to the redemption, on September 30, 2019, of $125.0 million of our 2020 Senior Notes.
Change in fair value of derivatives.
The change in fair value of derivatives in the year ended December 31, 2019 was attributable to foreign exchange contracts that had a loss of $14.0 million compared to a loss of $31.8 million in the year ended December 31, 2018, in addition to a loss of $130.2 million attributable to fixed for floating interest rate swaps (year ended December 31, 2018 — $Nil).
Change in fair value of loan notes issued by VIEs.
The $3.1 million change in fair value of loan notes issued by VIEs represents the proportion of profit generated by Silverton attributable to third-party investors.
Realized loss on the debt extinguishment.
On June 18, 2018, we elected to redeem $125.0 million in aggregate principal amount of our 2020 Senior Notes, which resulted in a realized loss, or make-whole payment, of $8.6 million.

On September 30, 2019, we redeemed the remaining $125.0 million of our 2020 Senior Notes resulting in a realized loss, or make-whole payment of $5.5 million.
As at December 31, 2019, the only material debt issued by Aspen Holdings was our $300 million Senior Notes.
As at December 31, 2019 we had no loan notes outstanding with Silverton as a final payment was made to noteholders after the commutation of the reinsurance agreement on July 1, 2019 (year ended December 31, 2018 — $4.6 million).
Net realized and unrealized foreign exchange gains and losses.
Total net realized and unrealized foreign exchange movements for the year ended December 31, 2019 produced a loss of $11.8 million compared to a loss of $3.5 million year ended December 31, 2018 largely attributable to the impact from the continued strengthening of the U.S. dollar.
(Loss) from operations before income tax.
In the year ended December 31, 2019, loss before tax was $218.8 million (year ended December 31, 2018 — loss of $156.0 million), as set out in the table below:
	For the Year Ended
	December 31, 2019	December 31, 2018
	($ in millions)
Underwriting income (loss)	$(140.6)	$(87.6)
Corporate expenses	(54.5)	(56.8)
Non-operating expenses	(125.6)	(77.2)
Net other income	3.2	6.3
Net investment income	197.3	198.2
Change in fair value of derivatives	(144.2)	(31.8)
Change in fair value of loan notes issued by variable interest entities	(3.1)	(4.4)
Realized and unrealized investment gains	97.1	110.0
Realized and unrealized investment losses	(10.9)	(174.7)
Realized loss on the debt extinguishment	(5.5)	(8.6)
Net realized and unrealized foreign exchange (losses)	(11.8)	(3.5)
Interest expense	(20.2)	(25.9)
(Loss) before tax	$(218.8)	$(156.0)

The decrease in underwriting result in the year ended December 31, 2019 compared to the year ended December 31, 2018 was due to an increase in large losses and prior-year reserve development.
The increase in corporate and non-operating expenses in the year ended December 31, 2019 compared to the year ended December 31, 2018 was due to a $34.3 million increase in other non-operating costs. Non-operating costs recognized in the year ended December 31, 2019 include $103.4 million of expenses related to the Merger, severance, retention and other costs, and $22.2 million of expenses related to our operational effectiveness and efficiency program, which includes $12.3 million of impairment charges related to lease assets as a result of sub-leasing certain office space.
Income tax (expense) / benefit.
There was an income tax expense for the year ended December 31, 2019 of $22.9 million compared to an income tax benefit of $10.2 million in the year ended December 31, 2018. The effective tax rate (defined as the tax charge or credit, divided by the profit or loss before tax), for the year ended December 31, 2019 on our loss before tax was 10.5% negative (year ended December 31, 2018 — 6.5% positive).
The change in the tax rate (defined as the tax charge or credit, divided by the profit or loss before tax) for the year ended December 31, 2019 was principally due to a tax charge of $42.6 million arising from creation of a valuation allowance against deferred tax assets on operating losses incurred in the United States, the United Kingdom and Lloyd’s businesses.
The effective tax rate is subject to revision in future periods if circumstances change and depends on the relative profitability of the business underwritten in Bermuda (where the rate of tax on corporate profits is zero), the United Kingdom (where the corporation tax rate is 19%) and the United States (where the federal income tax rate was previously 34% and was reduced to 21% effective January 1, 2018). The tax in each of the years is representative of the geographic spread of our business between taxable and non-taxable jurisdictions in such years.
Net income after tax.
We reported a net loss after taxes of $241.7 million in the year ended December 31, 2019 compared to a net loss of $145.8 million in the year ended December 31, 2018. The difference in net loss was primarily due to a $170.6 million unfavorable movement in the level of prior-year reserve releases, the $53.0 million decrease in underwriting income and a $24.6 million increase in large losses, partially offset by a $125.8 million decrease in catastrophe losses.
Other comprehensive income.
Total other comprehensive income increased by $130.5 million (2018 — $66.0 million decrease), net of taxes, for the year ended December 31, 2019. The increase in total other comprehensive income includes a net unrealized gain of $158.1 million in the available-for-sale investment portfolio (2018 — $81.0 million net unrealized loss) largely attributable to the impact of falling interest rates on our bond portfolios, a $6.8 million reclassification of net realized gains to net income (2018 — $4.5 million reclassified realized loss), a $4.0 million unrealized gain (2018 — $1.8 million unrealized loss) on the hedged derivative contracts and an unrealized loss in foreign currency translation of $24.8 million (2018 — $12.3 million unrealized gain) largely attributable to the impact from the continued strengthening of the U.S. dollar.
Year Ended December 31, 2018, Compared to Year Ended December 31, 2017
Gross written premiums.
The following table sets forth the overall change in gross written premiums for our two business segments in the year ended December 31, 2018 and the year ended December 31, 2017:
	Gross Written Premiums for the Year Ended December 31,
Business Segment	2018		2017
	($ in millions)	% change	($ in millions)
Reinsurance(1)	$1,495.7	(3.4)%	$1,548.5
Insurance	1,951.2	7.7%	1,812.4
Total	$3,446.9	2.6%	$3,360.9

(1)
Includes gross written premium of $259.7 million related to CGB DS and $33.1 million related to AgriLogic (year ended December 31, 2017 — $269.7 million (AgriLogic)).

Overall gross written premiums in the year ended December 31, 2018 increased by 2.6% compared to the year ended December 31, 2017. Gross written premiums in our reinsurance segment decreased by 3.4% in the year ended December 31, 2018 compared to the year ended December 31, 2017 due to reductions in premiums written in property catastrophe reinsurance, other property reinsurance and specialty reinsurance, partially offset by a modest increase in premiums written in casualty reinsurance. Gross written premiums in our insurance segment increased by 7.7% in the year ended December 31, 2018 compared to the year ended December 31, 2017 due to growth in property and casualty insurance, and financial and professional lines insurance, partially offset by reductions in marine, aviation and energy insurance where we have exited certain lines of business which experienced challenging market conditions.
Ceded written premiums.
The following table sets forth the overall change in ceded written premiums for our two business segments in the year ended December 31, 2018 and the year ended December 31, 2017:

	Ceded Written Premiums for the Year Ended December 31,
Business Segment	2018		2017
	($ in millions)	% change	($ in millions)
Reinsurance	$312.8	4.8%	$298.5
Insurance	1,052.1	23.8%	849.9
Total	$1,364.9	18.9%	$1,148.4

Total ceded written premiums in the year ended December 31, 2018 increased by $216.5 million compared to the year ended December 31, 2017, resulting in a decrease in our retention ratio from 65.8% in the year ended December 31, 2017 to 60.4% in the year ended December 31, 2018. Ceded reinsurance premiums increased for our insurance segment primarily due to an increase in the proportion of business ceded to our casualty, financial institutions and property quota share programs. Ceded reinsurance premiums increased for our reinsurance segment due to increased ceded reinsurance for our property catastrophe business lines where business previously ceded to Silverton, a consolidated entity, is now ceded to Peregrine, a non-consolidated entity. Ceded reinsurance premiums for our reinsurance segment also increased as a result of the transitional arrangements following the sale of AgriLogic in December 2017.
Gross earned premiums.
Gross earned premiums increased by $325.2 million, or 10.1%, in the year ended December 31, 2018 compared to the year ended December 31, 2017 due primarily to an increase in premiums written in the insurance segment.
Net earned premiums.
The following table sets forth the overall change in net earned premiums for our two business segments in the year ended December 31, 2018 and the year ended December 31, 2017:
	Net Earned Premiums for the Year Ended December 31,
Business Segment	2018		2017
	($ in millions)	% change	($ in millions)
Reinsurance(1)	$1,256.4	4.2%	$1,206.1
Insurance	958.3	(12.9)%	1,100.5
Total	$2,214.7	(4.0)%	$2,306.6

(1)
Includes net earned premium of $243.6 million related to CGB DS and $2.8 million related to AgriLogic (year ended December 31, 2017 — $198.8 million (AgriLogic)).

Net earned premiums decreased by $91.9 million, or 4.0%, in the year ended December 31, 2018 compared to the year ended December 31, 2017 due to a $417.1 million increase in ceded earned premiums partially offset by a $325.2 million increase in gross earned premiums.
Combined Ratio.
The combined ratios for our two business segments for the year ended December 31, 2018 and the year ended December 31, 2017 were as follows:
	Combined Ratios for the Year Ended December 31,
Business Segment	2018	2017
Reinsurance	104.0%	125.1%
Insurance	104.0%	117.9%
Total(1)	110.0%	125.7%

(1)
The total combined ratio includes the impact from corporate expenses and non-operating expenses.

The combined ratio for the year ended December 31, 2018 improved by 15.7% compared to the year ended December 31, 2017 due mainly to a decrease in the loss ratio. The improvement in the loss ratio was due primarily to a $301.3 million decrease in catastrophe losses and a $38.7 million decrease in large losses, partially offset by a $91.9 million decrease in net earned premiums. The expense ratio for the year ended December 31, 2018 decreased by 0.2 percentage points due to a reduction in general, administrative and corporate expenses and a decrease in policy acquisition expenses due to over-rider commissions associated with the increase in ceded reinsurance premiums partially offset by a reduction in net earned premiums.
Net investment income.
For the year ended December 31, 2018, we generated net investment income of $198.2 million, an increase of 4.9% from the prior year (year ended December 31, 2017 — $189.0 million) primarily due to an increase in the book yield of the fixed income portfolio.
Realized and unrealized investment gains and losses.
Total net realized and unrealized investment losses for the year ended December 31, 2018 were $64.7 million compared to a gain of $120.5 million for the year ended December 31, 2017, primarily driven by unrealized losses from our fixed income trading portfolio.
Insurance losses and loss adjustment expenses.
The loss ratio for the year ended December 31, 2018 of 71.0% increased by 15.5% compared to the year ended December 31, 2017 and losses and loss adjustment expenses increased from $1,994.7 million in the year ended December 31, 2017 to $1,573.0 million in the year ended December 31, 2018. The improvement in the loss ratio was largely due to a $301.3 million decrease in catastrophe losses and a $38.7 million decrease in large losses which offset the impact from a $91.9 million decrease in net earned premiums. Net losses from catastrophes decreased from $576.0 million in the year ended December 31, 2017 to $274.7 million in the year ended December 31, 2018. Large losses in the year ended December 31, 2018 included $39.7 million of fire-related losses, $19.6 million credit and surety losses, and $9.9 million in relation to a dam construction.
In the reinsurance segment, the loss ratio for the year ended December 31, 2018 was 73.8% compared to 92.6% in the year ended December 31, 2017 largely due to a $245.1 million decrease in catastrophe losses which offset the impact from a $24.3 million increase in large losses and a $13.4 million decrease in reserve releases. In the year ended December 31, 2018, there were $222.2 million of catastrophe losses, net of reinsurance recoveries, associated with Hurricanes Florence and Michael in the U.S., Typhoon Jebi in Japan, Winter Storm Friederike in Europe, wildfires in California, U.K. winter storms and other U.S. and Asian weather-related events.
In the insurance segment, the loss ratio for the year ended December 31, 2018 was 67.4% compared to 79.8% in the year ended December 31, 2017 largely due to a $56.2 million decrease in catastrophe losses, a $47.6 million decrease in large losses and a $19.1 million increase in reserve releases which more than offset the impact from a $142.2 million decrease in net earned premiums. in the year ended December 31, 2018, there were $52.5 million of catastrophe losses associated with Hurricanes Florence and Michael, wildfires in California, U.K. winter storms and other U.S. and Asian weather-related events.
Overall, prior-year reserve releases in the year ended December 31, 2018 increased by $5.7 million from $105.4 million in the year ended December 31, 2017 to $111.1 million. Reserve releases in the reinsurance segment in the year ended December 31, 2018 were $68.4 million and came from property catastrophe reinsurance, other property reinsurance and specialty reinsurance lines. Reserve releases in the insurance segment in the year ended December 31, 2018 were $42.7 million compared to $23.6 million in the year ended December 31, 2017 and came from property and casualty, and marine, aviation and energy lines. Further information relating to the release of reserves can be found below under “— Reserves for Losses and Loss Adjustment Expenses — Prior Year Loss Reserves.”
We have presented loss ratios excluding both the impact from catastrophe losses and prior-year reserve movements (Accident year ex-cat net loss ratio) to aid in the analysis of the underlying performance of the business segments. We have defined major 2018 catastrophe losses as losses associated with Hurricanes Florence and Michael, Typhoon Jebi in Japan, Winter Storm Friederike in Europe, wildfires in California, U.K.

winter storms and other U.S. and Asian weather-related events. We have defined major 2017 catastrophe losses as losses associated with Hurricanes Harvey, Irma and Maria, the earthquakes in Mexico, a tornado in Mississippi, Cyclone Debbie in Australia, wildfires in California and other U.S. weather-related events. We have defined major 2016 catastrophe losses as losses associated with wildfires in North America, Hurricane Mathew and other weather-related events in the U.S., several earthquakes and a hailstorm in the Netherlands. See “Use of Non-U.S. GAAP Financial Measures and other Metrics — Non-U.S. GAAP Financial Measures.”
The underlying changes in loss ratios by business segment for the year ended December 31, 2018 and the year ended December 31, 2017 are shown in the tables below. The current year adjustments represent catastrophe loss events incurred in those years which reflect net claims and reinstatement premium adjustments.
For the Year Ended December 31, 2018	Total Loss Ratio	Prior-Year Reserve Movements	Current Year Adjustments	Accident year ex-cat net loss ratio
Reinsurance	73.8%	5.5%	(17.1)%	62.2%
Insurance	67.4%	4.5%	(5.5)%	66.4%
Total	71.0%	5.0%	(12.1)%	63.9%

For the Year Ended December 31, 2017	Total Loss Ratio	Prior-Year Reserve Movements	Current Year Adjustments	Accident year ex-cat net loss ratio
Reinsurance	92.6%	6.9%	(37.7)%	61.8%
Insurance	79.8%	2.1%	(10.4)%	71.5%
Total	86.5%	4.6%	(24.6)%	66.5%

Expenses.
We monitor the ratio of expenses to gross earned premium (the “gross expense ratio”) as a measure of the cost effectiveness of our amortization of deferred policy acquisition costs, general, administrative and corporate expenses. The tables below present the contribution of the amortization of deferred policy acquisition costs and general, administrative and corporate expenses to the gross expense ratios and the total net expense ratios for the year ended December 31, 2018 and the year ended December 31, 2017. We also present the effect of reinsurance purchased which impacts the reported net expense ratio by expressing the expenses as a proportion of net earned premiums.
	For the Year Ended December 31, 2018
Ratios Based on Gross Earned Premium	Reinsurance	Insurance	Total
Gross policy acquisition expense ratio	19.1%	19.1%	19.1%
Effect of ceded reinsurance	1.7%	(7.5)%	(2.3)%
Net policy acquisition expense ratio	20.8%	11.6%	16.8%
Gross general, administrative and corporate expense ratio(1)	7.4%	12.3%	13.9%
Effect of ceded reinsurance premiums	2.0%	12.7%	8.3%
Net general, administrative and corporate expense ratio	9.4%	25.0%	22.2%
Total net expense ratio	30.2%	36.6%	39.0%

	For the Year Ended December 31, 2017
Ratios Based on Gross Earned Premium	Reinsurance	Insurance	Total
Gross policy acquisition expense ratio	18.6%	18.5%	18.6%
Effect of ceded reinsurance	0.9%	(3.5)%	(1.2)%
Net policy acquisition expense ratio	19.5%	15.0%	17.4%
Gross general, administrative and corporate expense ratio(1)	10.8%	14.4%	15.6%
Effect of ceded reinsurance premiums	2.2%	8.7%	6.2%
Net general, administrative and corporate expense ratio	13.0%	23.1%	21.8%
Total net expense ratio	32.5%	38.1%	39.2%

(1)
The total group general and administrative expense ratio includes corporate and non-operating expenses.

Net policy acquisition expenses increased by $28.9 million in the year ended December 31, 2018 compared to the year ended December 31, 2017 primarily due to a decrease in ceded commissions from quota share contracts.
The increase in the gross policy acquisition expense ratio from 18.6% in the year ended December 31, 2017 to 19.1% in the year ended December 31, 2018 was due to a change in the mix of business written in the insurance segment and an increase of commission expense for crop business in the reinsurance segment following the sale of AgriLogic.
General, administrative and corporate expenses decreased by $10.5 million from $502.2 million in the year ended December 31, 2017 to $491.7 million in the year ended December 31, 2018. The net general, administrative and corporate expense ratio in the year ended December 31, 2018 decreased by 1.7% compared to the prior period due to reductions in administration costs in the reinsurance segment following the sale of AgriLogic and a reduction in operating expenses in the insurance segment offset by a $44.5 million increase in other non-operating costs.
Non-operating costs in the year ended December 31, 2018 include the recognition of $39.0 million of advisor fees related to the Merger, $37.5 million of costs associated with our operational effectiveness and efficiency program and $11.3 million of retention costs, partially offset by the write back of a $14.1 million buy-out provision which was no longer exercisable.
Interest on long-term debt.
Interest on long-term debt of $25.9 million is the interest due on the 2020 Senior Notes and the Senior Notes. The reduction in interest expense in the year ended December 31, 2018 was due to the redemption, on June 18, 2018, of $125.0 million of our 2020 Senior Notes.
Change in fair value of derivatives.
The change in fair value of derivatives in the year ended December 31, 2019 was attributable to foreign exchange contracts that had a loss of $14.0 million compared to a loss of $31.8 million in the year ended December 31, 2018 and a loss of $27.7 million in the year ended December 31, 2017, in addition to a loss of $130.2 million attributable to fixed for floating interest rate swaps (year ended December 31, 2018 — $Nil).
Change in fair value of loan notes issued by VIEs.
The $4.4 million change in the value of the loan notes in the year ended December 31, 2018 represents the proportion of profit generated by Silverton attributable to third-party investors.
Realized loss on the debt extinguishment.
On June 18, 2018, we redeemed $125.0 million of our 2020 Senior Notes resulting in a realized loss, or make-whole payment, of $8.6 million.

Net realized and unrealized exchange losses.
Total net realized and unrealized foreign exchange movements for the year ended December 31, 2018 produced a loss of $3.5 million compared to a loss of $23.9 million year ended December 31, 2017.
(Loss) from operations before income tax.
In the year ended December 31, 2018, loss before tax was $156.0 million (year ended December 31, 2017 — loss of $281.8 million; 2016 — income of $209.5 million), consisting of the amounts set out in the table below:
	For the Year Ended
	December 31, 2018	December 31, 2017
	($ in millions)
Underwriting income (loss)	$(87.6)	$(499.8)
Corporate expenses	(56.8)	(58.3)
Non-operating expenses	(77.2)	(32.7)
Net other income	6.3	4.0
Net investment income	198.2	189.0
Change in fair value of derivatives	(31.8)	27.7
Change in fair value of loan notes issued by variable interest entities	(4.4)	21.2
Realized and unrealized investment gains	110.0	148.9
Realized and unrealized investment losses	(174.7)	(28.4)
Realized loss on the debt extinguishment	(8.6)	—
Net realized and unrealized foreign exchange (losses)	(3.5)	(23.9)
Interest expense	(25.9)	(29.5)
(Loss) before tax	$(156.0)	$(281.8)

The improvement in the underwriting result in the year ended December 31, 2018 compared to the year ended December 31, 2017 was due to lower catastrophe losses, a decrease in large losses and a modest increase in reserve releases.
The increase in corporate and non-operating expenses in the year ended December 31, 2018 compared to the year ended December 31, 2017 was due to a $44.5 million increase in other non-operating costs which includes the recognition of $39.0 million of advisor fees related to the Merger, $37.5 million of costs associated with implementing our effectiveness and efficiency program and $11.3 million of retention costs, partially offset by the write-back of a $14.1 million buyout provision.
Income tax (expense) / benefit.
There was an income tax benefit for the year ended December 31, 2018 of $10.2 million compared to an income tax benefit of $15.4 million in the year ended December 31, 2017. The effective tax rate (defined as the tax charge or credit, divided by the profit or loss before tax), for the year ended December 31, 2018 on our loss before tax was 6.5% (year ended December 31, 2017 — 5.5%) and is representative of the geographic spread of our business between taxable and non-taxable jurisdictions.
The tax benefit for the year ended December 31, 2018 included the release of a $12.8 million provision we had been holding against the potential disallowance of a prior period adjustment following the successful conclusion of a U.K. tax inquiry. The tax benefit was partially offset by the introduction of U.S. BEAT on premium ceded from U.S. subsidiaries to non-U.S. related parties and withholding tax charges on premium ceded from our Australian branch to related parties. In addition, the tax rate for the year ended December 31, 2017 benefited from a tax benefit associated with the adoption of ASU 2016-09, “Compensation — Stock Compensation” and a tax benefit regarding deductions available for certain research and development expenditure.
The effective tax rate for the year is subject to revision in future periods if circumstances change and depends on the relative profitability of those parts of business underwritten in Bermuda (where the rate of tax on corporate profits is zero), the United Kingdom (where the corporation tax rate is 19%) and the United States (where the federal income tax rate is 21% effective January 1, 2018)
Net income after tax.
The net loss of $145.8 million in the year ended December 31, 2018 compared to the net loss of $266.4 million in the year ended December 31, 2017 was primarily as a result of an improvement in the underwriting result due to lower catastrophe losses, a decrease in large losses, and a modest increase in reserve releases.
Other comprehensive income.
Total other comprehensive income decreased by $66.0 million ( 2017 — $50.8 million decrease), net of taxes, for the year ended December 31, 2018. The decrease in total other comprehensive income includes a net unrealized loss of $81.0 million in the available-for-sale investment portfolio (year ended December 31, 2017 — $9.2 million net unrealized loss) largely attributable to the impact of rising interest rates on our bond portfolios, a $4.5 million reclassification of net realized loss to net income (year ended December 31, 2017 — $3.6 million reclassified realized gains), a $1.8 million unrealized loss (year ended December 31, 2017 — $2.6 million unrealized gain) on the hedged derivative contracts and an unrealized gain in foreign currency translation of $12.3 million (year ended December 31, 2017 — $40.6 million unrealized loss) largely attributable to the impact from the continued strengthening of the U.S. dollar.
Underwriting Results by Business Segment
Reinsurance
Our reinsurance segment consists of property catastrophe reinsurance, other property reinsurance, casualty reinsurance and specialty reinsurance. For a more detailed description of this segment, refer to “Our Business — Business Segments — Reinsurance”.
Six Months Ended June 30, 2020, Compared to Six Months Ended June 30, 2019
Gross written premiums.   The table below shows our gross written premiums for each line of business in our reinsurance segment for the six months ended June 30, 2020 and the six months ended June 30, 2019 and the percentage change in gross written premiums for each line of business:
	Gross Written Premiums for the Six Months Ended June 30,
Business Segment	2020		2019
	($ in millions)	% change	($ in millions)
Property catastrophe reinsurance	$241.1	15.9%	$208.1
Other property reinsurance	$205.3	3.9%	$197.6
Casualty reinsurance	$205.0	15.2%	$177.9
Specialty reinsurance	$470.9	57.9%	$298.2
Total	$1,122.3	27.3%	$881.8

The increase in gross written premiums for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 in property catastrophe reinsurance was primarily due to rate increases. The increase in gross written premiums in other property reinsurance was due to favorable prior-year premium adjustments. The increase in gross written premiums in casualty reinsurance was due to favorable prior-year premium adjustments. The increase in gross written premiums in specialty reinsurance was due primarily to a change in the recognition pattern of US agriculture premiums driven by updated information regarding planting and reporting received from CGB DS as part of the placement of the 2020 policy. The changes affect the timing of written premium recognition during the financial year but the recognition of earned premiums during the six months ended June 30, 2020 is materially unchanged.
Ceded written premiums.   Total ceded written premiums for the six months ended June 30, 2020 were $279.5 million, an increase of $82.3 million compared to the six months ended June 30, 2019. The increase in ceded written premiums was due to the recognition of US agriculture premiums which have a high level of reinsurance protection and the purchase of a new quota share program protecting our casualty reinsurance business line.

Net earned premiums.   Net earned premiums increased by $11.3 million, or 2.0%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 largely due to growth across all business lines.
Insurance losses and loss adjustment expenses.   The loss ratio was 79.7% for the six months ended June 30, 2020, an increase of 20.5% compared to 59.2% for the six months ended June 30, 2019. The increase in the loss ratio was mainly due to a $140.9 million increase in catastrophe losses and a $19.4 million reduction in the level of prior-year reserve releases. These movements were partially offset by a reduction in current year losses excluding catastrophe losses. The $19.4 million reduction in prior-year reserve releases from a $19.0 million release for the six months ended June 30, 2019 to a $0.4 million strengthening for the six months ended June 30, 2020 was primarily due to reserve strengthening in casualty reinsurance business lines.
Policy acquisition, general and administrative expenses.   Amortization of deferred policy acquisition costs were $114.7 million for the six months ended June 30, 2020, equivalent to 20.3% of net earned premiums (six months ended June 30, 2019 — $126.4 million or 22.9% of net earned premiums). The decrease in the acquisition ratio was due to changes in the mix of business and the ceded reinsurance program.
Our general and administrative expenses decreased by $6.3 million from $59.9 million for the six months ended June 30, 2019 to $53.6 million for the six months ended June 30, 2020. Our general and administrative expense ratio was 9.5% for the six months ended June 30, 2020 compared to 10.8% for the six months ended June 30, 2019 due to a reduction in accruals for performance related pay.
Year Ended December 31, 2019, Compared to Year Ended December 31, 2018
Gross written premiums.   The table below shows our gross written premiums for each line of business in our reinsurance segment for the year ended December 31, 2019 and the year ended December 31, 2018 and the percentage change in gross written premiums for each line of business:
	For the Year Ended December 31,
Lines of Business	2019		2018
	($ in millions)	% change	($ in million)
Property catastrophe reinsurance	$249.6	(5.0)%	$262.8
Other property reinsurance	356.9	3.2%	346.0
Casualty reinsurance	294.7	(10.2)%	328.1
Specialty reinsurance	584.3	4.6%	558.8
Total	$1,485.5	(0.7)%	$1,495.7

The decrease in gross written premiums in the year ended December 31, 2019 compared to the year ended December 31, 2018 in property catastrophe reinsurance was primarily due to portfolio optimization. The increase in gross written premiums in other property reinsurance was due to an increase in property facultative and pro rata premiums. The decrease in gross written premiums in casualty reinsurance was due to reductions in U.S. casualty reinsurance premiums. The increase in gross written premiums in specialty reinsurance was largely due to increases in mortgage and U.S. agricultural reinsurance business, partially offset by a reduction in credit and surety reinsurance business, due to the sale of our renewal rights to a third party in 2019.
Ceded written premiums.   Total ceded written premiums in the year ended December 31, 2019 were $234.4 million, a decrease of $78.4 million compared to the year ended December 31, 2018. The decrease in ceded written premiums was due to reductions in cessions in property catastrophe reinsurance, other property reinsurance, specialty reinsurance and casualty reinsurance.
Net earned premiums.   Net earned premiums decreased by $1.2 million, or 0.1%, in the year ended December 31, 2019 compared to the year ended December 31, 2018 largely due to the decreased gross earned premiums from our specialty reinsurance and property catastrophe business lines, offset by decreased ceded costs.

Insurance losses and loss adjustment expenses.   The loss ratio was 73.1% in the year ended December 31, 2019, a decrease of 0.7% compared to 73.8% in the year ended December 31, 2018. The decrease in the loss ratio was mainly due to a $91.4 million decrease in catastrophe losses, partially offset by a $19.6 million increase in large losses and a $13.5 million decrease in reserve releases, and an increase in losses incurred on our U.S. agricultural business together with a change in mix of business written in the segment. For the year ended December 31, 2019, our reinsurance segment experienced $130.8 million of catastrophe losses, net of reinsurance recoveries, including $42.2 million from Typhoon Hagibis, $33.5 million from Typhoon Faxai, $8.6 million from Hurricane Dorian, $4.6 million from storms in Australia, $3.4 million from Indian monsoons, and $38.5 million from other weather-related events. Large losses experienced in our reinsurance segment during 2019 were $69.2 million, comprised of $30.4 million of credit reinsurance losses, $16.4 million of fire-related losses, $7.8 million of aviation losses, $8.3 million of satellite-related losses and $6.3 million of bloodstock losses.
The $13.5 million reduction in prior-year reserve releases from $68.4 million in the year ended December 31, 2018 to $54.9 million in the year ended December 31, 2019 was primarily due to a reduction in reserve releases in our property catastrophe reinsurance, strengthening in casualty reinsurance business lines, partially offset by an increase in prior-year reserve releases on specialty reinsurance business lines. The reinsurance segment experienced favorable reserve development on prior-year catastrophe losses including wildfires and other weather-related events, partially offset by reserve strengthening from Typhoon Jebi in Japan. The reserve releases in the year ended December 31, 2018 was primarily due to a reduction in reserve releases in our casualty reinsurance and specialty reinsurance business lines. Prior year reserve releases are further discussed below under “— Reserves for Losses and Loss Adjustment Expenses.”
Policy acquisition, general and administrative expenses.   Amortization of deferred policy acquisition costs were $264.9 million for the year ended December 31, 2019, equivalent to 21.1% of net earned premiums (year ended December 31, 2018 — $260.9 million or 20.8% of net earned premiums). The increase in the acquisition ratio was due to an increase in profit commission on certain contracts within the reinsurance segment together with reductions in ceded over-rider commissions.
Our general and administrative expenses decreased by $6.8 million from $118.5 million in the year ended December 31, 2018 to $111.7 million in the year ended December 31, 2019. Our general and administrative expense ratio was 8.9% in the year ended December 31, 2019 compared to 9.4% in the year ended December 31, 2018 due to cost saving arising from our previous operating effectiveness and efficiency initiative.
Year Ended December 31, 2018, Compared to Year Ended December 31, 2017
Gross written premiums.   The table below shows our gross written premiums for each line of business in our reinsurance segment for the year ended December 31, 2018 and the year ended December 31, 2017 and the percentage change in gross written premiums for each line of business:
	For the Year Ended December 31,
Lines of Business	2018		2017
	($ in million)	% change	($ in millions)
Property catastrophe reinsurance	$262.8	(5.9)%	$279.3
Other property reinsurance	346.0	(1.2)%	350.3
Casualty reinsurance	328.1	2.9%	319.0
Specialty reinsurance	558.8	(6.9)%	599.9
Total	$1,495.7	(3.4)%	$1,548.5

The decrease in gross written premiums in property catastrophe reinsurance was primarily due to the recognition of $22.2 million of reinstatement premiums associated with the catastrophe events which occurred in the year ended December 31, 2017 compared with $12.6 million of reinstatement premiums associated with the catastrophe losses that occurred in the year ended December 31, 2018. The decrease in gross written premiums in other property reinsurance was due to a reduction in risk excess and pro rata premiums. The increase in gross written premiums in casualty reinsurance was due to favorable adjustments to prior-year premium estimates. The decrease in gross written premiums in specialty reinsurance was largely due to reductions in engineering and mortgage business which offset growth in agriculture reinsurance business.
Ceded written premiums.   Total ceded written premiums in the year ended December 31, 2018 were $312.8 million, an increase of $14.3 million compared to $298.5 million in the year ended December 31, 2017. The increase in ceded written premiums in property catastrophe reinsurance was due to ceding business to Peregrine, a non-consolidated entity, which business had previously been ceded to Silverton, a consolidated entity. The decrease in ceded written premiums in specialty reinsurance was due to a reduction in retrocession costs for our agriculture business.
Net earned premiums.   Net earned premiums increased by $50.3 million, or 4.2%, in the year ended December 31, 2018 compared to the year ended December 31, 2017 largely due to increased gross earned premiums from credit and surety business written in our specialty reinsurance business line, partially offset by increased ceded costs.
Insurance losses and loss adjustment expenses.   The loss ratio in the year ended December 31, 2018 decreased to 73.8% compared to 92.6% in the year ended December 31, 2017. The decrease in the loss ratio was mainly due to a $245.1 million decrease in catastrophe losses which offset a $24.3 million increase in large losses and a $13.4 million decrease in reserve releases. for the year ended December 31, 2018, our reinsurance segment experienced $222.2 million of catastrophe losses, net of reinsurance recoveries, including $49.3 million from Typhoon Jebi, $15.3 million from Hurricane Florence, $2.9 million from Winter Storm Friederike, $28.7 million from Hurricane Michael, $70.5 million from the wildfires in California, $6.4 million from Typhoon Trami and $49.1 million from other U.S. and Asian weather-related events. Large losses experienced during 2018 included $13.0 million of credit and surety losses, $26.7 million of fire-related losses, and $9.9 million in relation to the construction of a dam, compared with $25.3 million of fire-related losses in the year ended December 31, 2017.
The decrease in reserve releases in the year ended December 31, 2018 was primarily due to a reduction in reserve releases in our casualty reinsurance and specialty reinsurance business lines. The $13.4 million decrease in prior-year reserve releases from $81.8 million in the year ended December 31, 2017 included a $13.1 million reinsurance recovery in respect of an offshore energy-related loss that occurred in Africa and adverse development of $12.8 million in casualty reinsurance due to the U.K. Ministry of Justice decision to increase the discount rate used to calculate lump sum awards in U.K. bodily injury cases, known as the Ogden rate. Prior year reserve releases are further discussed below under “— Reserves for Losses and Loss Adjustment Expenses.”
Policy acquisition, general and administrative expenses.   Amortization of deferred policy acquisition costs were $260.9 million for the year ended December 31, 2018, equivalent to 20.8% of net earned premiums (year ended December 31, 2017 — $235.5 million or 19.5% of net earned premiums). The increase in the acquisition ratio was due to an increase in profit commission on certain contracts within the reinsurance segment together with reductions in ceded override commissions. The increase in policy acquisition expense ratio in the year ended December 31, 2018 compared with 2017 was due predominantly to the impact on net earned premiums from ceding a greater proportion of written premiums to third parties as well as an increase of commission expense for crop business in the reinsurance segment following the sale of AgriLogic.
Our general and administrative expense ratio of 9.4% in the year ended December 31, 2018 decreased from 13.0% in the year ended December 31, 2017 due primarily to a reduction in administration costs following the sale of AgriLogic and lower provisions for performance-related remuneration.
Insurance
Our insurance segment consists of property and casualty insurance, marine, aviation and energy insurance, and financial and professional lines insurance. For a more detailed description of this segment, refer to “Our Business — Business Segments — Insurance”.
Six Months Ended June 30, 2020, Compared to Six Months Ended June 30, 2019
Gross written premiums.   The table below shows our gross written premiums for each line of business in our insurance segment for the six months ended June 30, 2020 and the six months ended June 30, 2019 and the percentage change in gross written premiums and the percentage change in gross written premiums for each line:

	Gross Written Premiums for the Six Months Ended June 30,
Business Segment	2020		2019
	($ in millions)	%change	($ in millions)
Property and casualty insurance	$465.2	4.0%	$447.3
Marine, aviation and energy insurance	$120.8	(20.7)%	$152.4
Financial and professional lines insurance	$410.3	10.0%	$372.9
Total	$996.3	2.4%	$972.6

The increase in gross written premiums for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 in property and casualty insurance was attributable to growth across our U.S. and U.K. platforms. The decrease in gross written premiums in marine, aviation and energy insurance was largely attributable to our decision to cease underwriting marine liability business in February 2020. The increase in gross written premiums in financial and professional lines insurance was largely attributable to growth in U.S. and international management liability insurance business.
Ceded written premiums.   Total ceded written premiums for the six months ended June 30, 2020 were $402.3 million, a decrease of $48.0 million compared to the six months ended June 30, 2019. The decrease in ceded written premiums was due to reductions in the proportion of business ceded on our casualty, financial and professional lines and property quota share programs.
Net earned premiums.   Net earned premiums increased by $140.2 million, or 28.8%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 largely due to the decision to reduce the proportion of business ceded to reinsurers.
Insurance losses and loss adjustment expenses.   The loss ratio for the six months ended June 30, 2020 was 69.0% compared to 62.5% for the six months ended June 30, 2019 largely due to a $60.7 million increase in catastrophe losses partially offset by a $10.0 million increase in reserve releases and a reduction in current year losses excluding catastrophe losses.
For the six months ended June 30, 2020, there were reserve releases of $0.1 million compared to $9.9 million of reserve strengthening in the six months ended June 30, 2019. The decrease in reserve releases for the six months ended June 30, 2020 was primarily due to reserve strengthening in accident and health and marine liability lines being offset by releases across other lines.
Policy acquisition, general and administrative expenses.   Amortization of deferred policy acquisition costs were $116.2 million for the six months ended June 30, 2020, equivalent to 18.5% of net earned premiums (six months ended June 30, 2019 — $63.6 million or 13.0% of net earned premiums). The increase in the acquisition ratio was due to a reduction in override commissions from quota share contracts and a change in the mix of business written.
Our general and administrative expenses increased by $13.4 million from $116.3 million for the six months ended June 30, 2019 to $102.9 million for the six months ended June 30, 2020. Our general and administrative expense ratio was 16.4% for the six months ended June 30, 2020 compared to 23.9% for the six months ended June 30, 2019 due to the reduction in ceded premium.

Year Ended December 31, 2019, Compared to Year Ended December 31, 2018
Gross written premiums.   The table below shows our gross written premiums for each line of business for the year ended December 31, 2019 and the year ended December 31, 2018 and the percentage change in gross written premiums for each line:
	For the Year Ended December 31,
Lines of Business	2019		2018
	($ in millions)	% change	($ in million)
Property and casualty insurance	$861.2	(4.7)%	$903.9
Marine, aviation and energy insurance	301.7	(18.1)%	368.4
Financial and professional lines insurance	794.0	17.0%	678.9
Total	$1,956.9	0.3%	$1,951.2

The decrease in gross written premiums in the year ended December 31, 2019 compared to the year ended December 31, 2018 in property and casualty insurance was largely attributable to reductions in our U.K. regional and U.S. property business lines, partially offset by growth in our U.K. construction, liability, and U.S. excess casualty business. The decrease in gross written premiums in marine, aviation and energy insurance was largely attributable to reductions in aviation and Lloyd’s marine hull following the decision to exit these lines in the third quarter of 2018. These reductions were partially offset by growth in U.S. inland marine and U.S. ocean marine business lines. The increase in gross written premiums in financial and professional lines insurance was largely attributable to growth in U.S. professional lines, management liability, accident and health, and credit and political risk business lines.
Ceded written premiums.   Total ceded written premiums for the year ended December 31, 2019 was $780.1 million, a decrease of $272.0 million from 2018. Ceded written premiums decreased primarily due to reductions in the proportion of business ceded to our casualty, financial institutions and property quota share programs.
Net earned premiums.   Net earned premiums increased by $79.8 million, or 8.3%, in the year ended December 31, 2019 compared to the year ended December 31, 2018 due to the impact from the reduction in the proportion of business ceded to our quota share treaties.
Insurance losses and loss adjustment expenses.   The loss ratio in the year ended December 31, 2019 was 73.4% compared to 67.4% in the year ended December 31, 2018. The increase in the loss ratio in the year ended December 31, 2019 was primarily due to a $157.1 million decrease in reserve releases, from $42.7 million releases in the year ended December 31, 2018 to $114.4 million strengthening in the year ended December 31, 2019, and a $5.0 million increase in large losses. These movements more than offset the impact from a $79.8 million increase in net earned premiums and a $34.4 million decrease in catastrophe losses.
For the year ended December 31, 2019, the insurance segment experienced $18.1 million of catastrophe losses, net of reinsurance recoverables, due to $2.1 million from Hurricane Dorian, and $16.0 million from other weather-related events. Large losses experienced during 2019 included $24.6 million of U.S. and other weather-related events. For the year ended December 31, 2018, the insurance segment experienced $52.5 million of catastrophe losses, net of reinsurance recoverables, due to $4.7 million from U.K. winter storms, $5.8 million from Hurricane Florence, $14.5 million from wildfires in California, $9.6 million from Hurricane Michael, $1.3 million from an Alaskan Earthquake and $16.6 million from other U.S. and Asian weather-related events. Large losses experienced during 2018 included a $6.6 million trade credit loss and $13.0 million of fire-related losses.
For the year ended December 31, 2019, there was reserve strengthening of $114.4 million compared to $42.7 million of reserve releases in the year ended December 31, 2018. The reserve strengthening was primarily from international marine and energy liability products, which were exited in February 2020, and unfavorable development on U.S. primary casualty lines. The reserve releases in the year ended December 31, 2018 were principally from our property and casualty and marine, aviation and energy lines. Prior year reserve releases are further discussed under “— Reserves for Losses and Loss Adjustment Expenses” below.

Policy acquisition, general and administrative expenses.   Amortization of deferred policy acquisition costs were $147.8 million in the year ended December 31, 2019, equivalent to 14.2% of net earned premiums (year ended December 31, 2018 — $110.7 million or 11.6% of net earned premiums). The increase in the policy acquisition expense ratio in the year ended December 31, 2019 compared with 2018 was largely due to a change in the mix of business written in the insurance segment.
Our general and administrative expenses decreased by $9.4 million to $229.8 million in the year ended December 31, 2019 from $239.2 million in the year ended December 31, 2018. Our general and administrative expense ratio was 22.1% in the year ended December 31, 2019 compared to 25.0% in the year ended December 31, 2018 due to cost saving arising from our previous operating effectiveness and efficiency initiative.
Year Ended December 31, 2018, Compared to Year Ended December 31, 2017
Gross written premiums.   The table below shows our gross written premiums for each line of business for the year ended December 31, 2018 and the year ended December 31, 2017 and the percentage change in gross written premiums for each line:
	For the Year Ended December 31,
Lines of Business	2018		2017
	($ in million)	% change	($ in millions)
Property and casualty insurance	$903.9	5.5%	$856.9
Marine, aviation and energy insurance	368.4	(4.4)%	385.3
Financial and professional lines insurance	678.9	19.1%	570.2
Total	$1,951.2	7.7%	$1,812.4

The increase in gross written premiums in the year ended December 31, 2018 compared to the year ended December 31, 2017 in property and casualty insurance was largely attributable to growth in our U.K. regional and U.S. excess casualty business lines. The decrease in gross written premiums in marine, aviation and energy insurance was largely attributable to reductions in aviation and Lloyd’s marine hull following the decision to exit these lines in the third quarter of 2018. These reductions were partially offset by growth in U.S. inland marine, marine and energy liability and U.S. ocean marine business lines. The increase in gross written premiums in financial and professional lines insurance was largely attributable to growth in U.S. professional lines, management liability, accident and health, and credit and political risk business lines.
Ceded written premiums.   Total ceded written premiums for the year ended December 31, 2018 was $1,052.1 million, an increase of $202.2 million from 2017. Ceded written premiums increased primarily due to an increase in the proportion of business ceded to our casualty, financial institutions and property quota share programs.
Net earned premiums.   Net earned premiums decreased by $142.2 million, or 12.9%, in the year ended December 31, 2018 compared to the year ended December 31, 2017 due to the impact from the increase in the proportion of business ceded to our quota share treaties.
Insurance losses and loss adjustment expenses.   The loss ratio in the year ended December 31, 2018 of 67.4% decreased from 79.8% in the year ended December 31, 2017 due primarily to a $56.2 million decrease in catastrophe losses, a $47.6 million decrease in large losses and a $19.1 million increase in prior-year reserve releases which offset the impact from a decrease in net earned premiums.
For the year ended December 31, 2018, the insurance segment experienced $52.5 million of catastrophe losses, net of reinsurance recoverables, due to $4.7 million from U.K. winter storms, $5.8 million from Hurricane Florence, $14.5 million from wildfires in California, $9.6 million from Hurricane Michael, $1.3 million from an Alaskan Earthquake and $16.6 million from other U.S. and Asian weather-related events. Large losses experienced during 2018 included $6.6 million trade credit loss and $13.0 million of fire-related losses.
For the year ended December 31, 2017, the insurance segment experienced $108.7 million of catastrophe losses, consisting of due to $22.4 million from Hurricane Harvey, $20.6 million from Hurricane Irma, $13.2 million from Hurricane Maria, $10.2 million from wildfires in California and $42.3 million associated with U.S. weather-related events. Large losses experienced during 2017 included $38.7 million of fire-related losses, a $12.6 million surety losses, an $11.1 million loss related to cyber and terrorism and a $4.8 million refinery explosion.
The reserve releases in the year ended December 31, 2018 were principally from our property and casualty and marine, aviation and energy lines. The reserve releases in the year ended December 31, 2017 were predominantly from our marine, aviation and energy business lines which included an additional $15.4 million reinsurance recovery in respect of an offshore energy-related loss that occurred in Africa which offset adverse development in property and casualty insurance and financial and professional lines insurance. Prior year reserve releases are further discussed under “— Reserves for Losses and Loss Adjustment Expenses” below.
Policy acquisition, general and administrative expenses.   Amortization of deferred policy acquisition costs were $110.7 million in the year ended December 31, 2018, equivalent to 11.6% of net earned premiums (year ended December 31, 2017 — $165.0 million or 15.0% of net earned premium). The decrease in the policy acquisition expense ratio in the year ended December 31, 2018 compared with 2017 was due to an increase in over-rider commissions associated with an increase in ceded reinsurance.
Our general and administrative expenses decreased by $14.7 million to $239.2 million in the year ended December 31, 2018 from $253.9 million in the year ended December 31, 2017. Our general and administrative expense ratio was 25.0% in the year ended December 31, 2018 compared to 23.1% in the year ended December 31, 2017 as although there was a reduction in direct costs including accruals for performance-related pay this was less significant than the reduction in net earned premiums due to the increase in ceded costs.
Cash Flows
During the six months ended June 30, 2020 and 2019 and the years ended December 31, 2019, 2018 and 2017, the principal components of our cash flows were as follows. Please see our full condensed consolidated financial information included elsewhere in this offering memorandum.
The table below summarizes our primary sources and uses of cash for the periods below.
	Year Ended December 31,			Six Months Ended June 30,
	2019	2018	2017	2020	2019
		(audited)		(unaudited)
	(in millions)
Net cash (used in)/from:
Operating activities	$(337.8)	$(304.5)	$(111.5)	$(93.6)	$(312.1)
Investing activities	218.3	657.3	419.0	228.9	445.7
Financing activities	65.2	(307.2)	(540.4)	(22.2)	(21.8)
Change in cash and cash equivalents	$(53.2)	$28.9	$(219.0)	$104.8	$111.7

Cash flows (used in)/from operating activities
Cash used in operating activities for the six months ended June 30, 2020 was $93.6 million, compared to $312.1 million for the six months ended June 30, 2019. This was mainly attributable to the timing of claim payments following catastrophe losses.
Cash used in operating activities for the year ended December 31, 2019 was $337.8 million, compared to $304.5 million for the year ended December 31, 2018. This was mainly attributable to an increase in paid claims. We paid net claims of $2,122.6 million in the year ended December 31, 2019.
Cash used in operating activities for the year ended December 31, 2018 was $304.5 million, compared to $111.5 million for the year ended December 31, 2017. This was mainly attributable to ceded reinsurance costs, an increase in paid claims and payments of accrued expenses. We paid net claims of $1,726.7 million in the year ended December 31, 2018.

Cash flows (used in)/from investing activities
Cash from investing activities in the six months ended June 30, 2020 was $228.9 million, compared to $445.7 million in the six months ended June 30, 2019. This was mainly attributable to funds being realized in the first half of 2019 to invest in private assets in the second half of 2019 as part of the Company’s strategic asset allocation.
Cash from investing activities in the year ended December 31, 2019 was $218.3 million, compared to $657.3 million in the year ended December 31 2018. This was mainly attributable to the sale of equity securities in the year ended December 31, 2018 and the purchase of private assets in the year ended December 31, 2019.
Cash from investing activities in the year ended December 31, 2018 was $657.3 million, compared to $419.0 million in the year ended December 31 2017. This was mainly attributable to an increase in the value of equity securities sold in the year ended December 31, 2018.
Cash flows (used in)/from financing activities
Cash used in financing activities in the six months ended June 30, 2020 was $22.2 million, compared to $21.8 million in the six months ended June 30, 2019. This was mainly attributable to the payment of preference share dividends.
Cash from financing activities in the year ended December 31, 2019 was $65.2 million, compared to $307.2 million cash used in financing activities in the year ended December 31 2018. This was mainly attributable to the issue of Preference Shares in the year ended December 31, 2019.
Cash used in financing activities in the year ended December 31, 2018 was $307.2 million, compared to $540.4 million in the year ended December 31 2017. This was mainly attributable to a preference share redemption in the year ended December 31, 2017.
Balance Sheet
Total cash and investments
As at June 30, 2020 and December 31, 2019, total cash and investments, including accrued interest receivable were $7.8 billion and $7.8 billion, respectively. Total cash and investments remain broadly unchanged period on period, mainly as a result of unrealized gains in the available-for-sale portfolio offsetting losses in the trading portfolio. Our investment strategy is focused on delivering stable investment income and total return through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our customers, rating agencies and regulators.
As of June 30, 2020, our investments consisted of a diversified portfolio of fixed income securities including primarily investment grade CLOs, privately-held investments and money market funds. Our overall portfolio strategy remains focused on high quality fixed income investments. As at June 30, 2020, the Company had a 0.0% position in U.S. Dollar BBB Emerging Market Debt, a 1.4% position in a real estate fund and a 3.7% position in MML and CML, representing in total 5.1% of our Managed Portfolio (total cash and investments, excluding catastrophe bonds and funds held by VIEs) of $7.6 billion. As at December 31, 2019, the Company had a 3.2% position in U.S. Dollar BBB Emerging Market Debt, a 1.4% position in a real estate fund and a 3.6% position in MML and CML, representing in total 8.2% of our Managed Portfolio.
Book yield for the six months ended June 30, 2020 on the fixed income portfolio was 2.5%, a decrease of 14 basis points compared to 2.7% for the six months ended June 30, 2019. Our fixed income portfolio duration as at June 30, 2020 was 3.0 years compared to 3.1 years as at December 31, 2019. As at June 30, 2020, the weighted average credit quality of our fixed income portfolio was AA-, with 88.0% of the portfolio rated “A” or better. The weighted average rating of our mortgage-backed securities was AA+. As at December 31, 2019, the weighted average credit quality of our fixed income portfolio was AA-, with 87.9% of the portfolio rated “A” or better. The weighted average rating of our mortgage-backed securities was AA+. Where the credit ratings were split between the two main rating agencies, S&P and Moody’s, the lowest rating was used.
Unrealized gains in the available-for-sale investment portfolio, net of taxes, were $244.4 million as at June 30, 2020, an increase of $159.9 million from the net $84.5 million unrealized gains as at December 31,

2019. As at June 30, 2020, we had investments in four entities classified as other investments, equity method: a micro-insurance incubator (“MVI”), Bene Assicurazioni (“Bene”), Digital Risk Resources, LLC (“Digital Re”) and Crop Re Services LLC (“Crop Re”).
On December 23, 2019, the Company committed $5.0 million as an equity investment in the holding company of a multi-line reinsurer. The strategy for the multi-line reinsurer is to combine a diversified reinsurance business, focused primarily on long-tailed lines of property and casualty business and, potentially to a lesser extent, life business, with a diversified investment strategy. On December 27, 2019, the Company received a demand for an initial capital call of $0.2 million and paid the capital on January 15, 2020.
The composition of our cash and investments as at June 30, 2020 and December 31, 2019 is summarized below:
	As at June 30, 2020		As at December 31, 2019
	Estimated Fair Value	Percentage of Total Cash and Investments	Estimated Fair Value	Percentage of Total Cash and Investments
	($ in millions except for percentages)
Fixed Income Securities – Available for Sale:
U.S. government	1,323.7	17.0%	$1,413.1	18.1%
U.S. agency	36.7	0.5%	39.6	0.5
Municipal	69.8	0.9%	50.7	0.6
Corporate	2,216.9	28.5%	1,959.8	25.2
Non-U.S. government-backed corporate	79.5	1.0%	86.5	1.1
Foreign government	322.9	4.1%	328.8	4.2
Asset-backed	2.6	—%	0.2	—
Non-agency commercial mortgage-backed	7.4	0.1%	6.5	0.1
Agency mortgage-backed	1,034.7	13.3%	1,073.0	13.9
Total Fixed Income Securities – Available for Sale	5,094.2	65.4%	$4,958.2	63.7%
Fixed Income Securities – Trading:
U.S. government	194.9	2.5%	185.0	2.4%
Municipal	3.5	—	3.2	—
Corporate	118.4	1.5%	243.2	3.1
High Yield Loans	6.9	0.1%	—	—
Foreign government	39.0	0.5%	151.2	1.9
Asset-backed	490.3	6.3%	492.4	6.3
Agency mortgage-backed securities	34.1	0.4%	53.8	0.7
Total Fixed Income Securities – Trading	887.1	11.4%	$1,128.8	14.4%
Total other investments, equity method	68.2	0.9%	67.9	0.9
Total other investments(1)	107.2	1.4%	111.4	1.4
Total catastrophe bonds – trading	24.3	0.3%	28.6	0.4
Privately-held investments – Trading:
Commercial mortgage loans	175.9	2.3%	156.6	2.0
Middle market loans	104.7	1.3%	111.7	1.4
Asset-backed securities	8.4	0.1%	8.7	0.1
Equity securities	2.7	—%	2.7	—
Total privately-held investments – Trading	291.7	3.7%	$279.7	3.5%
Total short-term investments – available for sale	146.6	1.9%	117.6	1.5
Total short-term investments – trading	31.9	0.4%	79.2	1.0
Total cash and cash equivalents	1,135.4	14.6%	1,030.5	13.2
Total Cash and Investments	$7,786.6	100.000%	$7,801.9	100.0%

	As at June 30, 2020		As at December 31, 2019
	Estimated Fair Value	Percentage of Total Cash and Investments	Estimated Fair Value	Percentage of Total Cash and Investments
	($ in millions except for percentages)
Net receivable/(payable) for securities sold/(purchased)	(33.4)		$2.9
Accrued interest receivable	36.3		39.6
Total Investable Assets	$7,789.5		$7,844.4

(1)
Total other investments represents our investment in a real estate fund. On December 20, 2017, the Company committed $100.0 million as a limited partner to a real estate fund. The investment objective of the fund is to achieve attractive risk-adjusted returns through the acquisition of income producing, high quality assets in gateway cities located in the U.S. and Canada in the office, retail, industrial and multifamily sectors of the real estate market. On May 1, 2018, the Company received a demand for an initial capital call of $86.2 million and paid the capital call on May 10, 2018. On September 19, 2018, the Company received a demand for the final capital call of $13.8 million and paid the capital on September 28, 2018.

Our mortgage-backed portfolio is supported by loans diversified across a number of geographic and economic sectors. The following table summarizes the fair value of our mortgage-backed securities by rating and class as at June 30, 2020:
	AAA	AA and Below	Total
	($ in millions)
Agency	$—	$1,068.80	$1,068.80
Non-agency commercial	$—	$7.40	$7.40
Total mortgage-backed securities	$—	$1,076.20	$1,076.20
The weighted average rating of our mortgage-backed portfolio was AA+.
Sub-prime securities.   We define sub-prime related investments as those supported by, or containing, sub-prime collateral based on creditworthiness. We do not invest directly in sub-prime related securities.
Equity securities.   As at June 30, 2020, the Company had invested $2.7 million in equity securities in privately-held investments, as part of the Company’s strategic asset allocation ($2.7 million as at December 31,2019).
Valuation of Investments
Fair Value Measurements.   Our estimates of fair value for financial assets and liabilities are based on the framework established in the fair value accounting guidance included in ASC Topic 820, Fair Value Measurements and Disclosures.
Valuation of Investments, Equity Method.   The value of our investments in MVI, Chaspark, Bene, Digital Re and Crop Re are based on our share of the capital position of the entities which includes income and expenses reported in quarterly management accounts. Each of MVI, Chaspark, Bene, Digital Re and Crop Re is subject to annual audit evaluating the financial statements of the entities. We periodically review the management accounts of MVI, Chaspark, Bene, Digital Re and Crop Re and evaluate the reasonableness of the valuation of our investment.
Valuation of Other Investments.   The Company’s other investments represent our investment in a real estate fund. Adjustments to the fair value are made based on the net asset value of the investment. The net valuation criteria established by the manager of such investments are established in accordance with the governing documents and the asset manager’s valuation guidelines, which consider a two part approach: the discounted cash flows approach and the performance multiple approach, which uses a multiple/capitalization rate derived from market metrics from comparable companies or assets to produce operating performance metrics. Alternative valuation methodologies may be employed for investments with unusual characteristics.
Valuation of Privately-held Investments.   Privately-held investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using internally developed discounted cash flow models. These models include inputs that are specific to each investment. The inputs used in the fair value measurements include dividend or interest rates and appropriate discount rates. The selection of an appropriate discount rate is judgmental and is the most significant unobservable input used in the valuation of these securities. A significant increase (decrease) in this input in isolation could result in significantly lower (higher) fair value measurement for other privately-held investments. In order to assess the reasonableness of the inputs the Company uses in the discounted cash flow models, the Company maintains an understanding of current market conditions, issuer specific information that may impact future cash flows as well as collaboration with independent vendors for most securities to assess the reasonableness of the discount rate being used.
Other-than-temporary Impairment of Investments.   We previously reviewed all our available-for-sale fixed income on an individual security basis for potential other-than-temporary impairment (“OTTI”) each quarter based on criteria including issuer-specific circumstances, credit ratings actions and general macro-economic conditions. The OTTI charge for the year ended December 31, 2019 was $Nil. For fiscal years beginning after December 15, 2019, ASU 2016-13 and ASU 2019-05, “Financial Instruments — Credit Losses (Topic 326)” became effective which allows an entity to irrevocably elect the fair value option on an instrument-by-instrument basis (except for existing held-to maturity securities). If an entity elects the fair value option, the difference between the instrument’s fair value and carrying amount is recognized as a cumulative-effect adjustment. Adoption of these ASUs in the period to June 30, 2020 increased the carrying value of the Company’s available-for-sale investment portfolio by $0.4 million as a result of recognizing an improvement in current expected credit losses from the cumulative effect adjustment. The cumulative effect adjustment to opening retained earnings was a reduction in the carrying value of the Company’s available-for-sale investment portfolio by $0.6 million.
Reserves for Losses and Loss Adjustment Expenses
Provision is made at the end of each year for the estimated ultimate cost of claims incurred but not settled at the balance sheet date, including the cost of incurred but not yet reported (“IBNR”) claims and development of existing reported claims. The estimated cost of claims includes expenses to be incurred in settling claims and a deduction for the expected value of salvage and other recoveries. Estimated amounts recoverable from reinsurers on unpaid losses and loss adjustment expenses are calculated to arrive at a net claims reserve.
Reserves by segment.   As at June 30, 2020, we had total net loss and loss adjustment expense reserves of $3,818.5 million (December 31, 2019 — $4,632.0 million). This amount represented our best estimate of the ultimate liability for payment of losses and loss adjustment expenses. Of the total gross reserves for unpaid losses of $7,055.2 million at the balance sheet date of June 30, 2020, a total of $3,585.3 million, or 50.8%, represented IBNR claims (December 31, 2019 — $3,682.8 million and 53.0%, respectively). The following tables analyze gross and net loss and loss adjustment expense reserves by business segment as at June 30, 2020 and December 31, 2019, respectively:
	As at June 30, 2020
Business Segment	Gross	Reinsurance Recoverable	Net
	($ in millions)
Reinsurance	$3,212.1	$(1,153.8)	$2,058.3
Insurance	$3,843.1	$(2,082.9)	$1,760.2
Total losses and loss expense reserves	$7,055.2	$(3,236.7)	$3,818.5

	As at December 31, 2019
Business Segment	Gross	Reinsurance Recoverable	Net
	($ in millions)
Reinsurance	$3,152.9	$(547.0)	$2,605.9
Insurance	$3,798.9	$(1,772.8)	$2,026.1
Total losses and loss expense reserves	$6,951.8	$(2,319.8)	$4,632.0

The increase in reinsurance recoverables as of June 30, 2020 was due predominantly to the purchase of an adverse development cover.
The gross reserves may be further analyzed between outstanding claims and IBNR as at June 30, 2020 and December 31, 2019 as follows:
		As at June 30, 2020
	Gross Outstandings	Gross IBNR	Gross Reserve	% IBNR
	($ in millions, except for percentages)
Reinsurance	$1,697.5	$1,514.6	$3,212.1	47.2%
Insurance	$1,772.4	$2,070.7	$3,843.1	53.9%
Total losses and loss expense reserves	$3,469.9	$3,585.3	$7,055.2	50.8%

		As at December 31, 2019
	Gross Outstandings	Gross IBNR	Gross Reserve	% IBNR
	($ in millions, except for percentages)
Reinsurance	$1,535.8	$1,617.1	$3,152.9	51.3%
Insurance	1,733.2	2,065.7	3,798.9	54.4%
Total losses and loss expense reserves	$3,269.0	$3,682.8	$6,951.8	53.0%

Prior year loss reserves.   For the six months ended June 30, 2020, our estimate of ultimate net claims to be paid in respect of prior accident years remained relatively flat. For the year ended December 31, 2019, there was an overall increase in our estimate of ultimate net claims to be paid in respect of prior accident years. An analysis of this reduction by business segment is as follows for each of the six months ended June 30, 2020 and June 30, 2019:
	For the Six Months Ended	For the Year Ended
Business Segment	June 30, 2020	December 31, 2019
	($ in millions)
Reinsurance	$(0.4)	$54.9
Insurance	0.1	(114.4)
Total losses and loss expense reserves reductions	$(0.3)	$(59.5)

For the six months ended June 30, 2020.   The analysis of the development by each segment is as follows:
Reinsurance.   Net reserve strengthening of $0.4 million in the six months ended June 30, 2020 was mainly as a result of reserve strengthening in casualty reinsurance business lines.
Insurance.   Net reserve releases of $0.1 million in six months ended June 30, 2020 were mainly as a result reserve strengthening in accident and health and marine liability lines being offset by releases across other lines.
For the year ended December 31, 2019.   The analysis of the development by each segment is as follows:
Reinsurance.   Net reserve releases of $54.9 million in the year ended December 31, 2019 were mainly as a result of favorable development in property catastrophe reinsurance, other property reinsurance and specialty reinsurance lines. The property catastrophe and other property reinsurance business lines reported favorable development due to reductions in estimated losses from 2018 catastrophes. The specialty reinsurance business lines reported net reserve releases due primarily to favorable development on marine reinsurance lines. The casualty reinsurance business lines reported net reserve strengthening due primarily to unfavorable development on U.S. casualty lines.
Insurance.   Net reserve strengthening of $114.4 million in the year ended December 31, 2019 was mainly as a result of unfavorable development in property and casualty and marine, aviation and energy lines partially offset by modest reserves releases for financial and professional lines. The property and casualty business lines reported unfavorable development due primarily to unfavorable development on U.S. primary casualty lines. The marine, aviation and energy business lines reported net reserve strengthening due primarily to unfavorable development on international marine and energy liability products, which were exited in February 2020.
We did not make any significant changes in methodologies used in our reserving process over the periods reported on.
Contractual Obligations and Contingent Liabilities
The following table summarizes our contractual obligations (other than our obligations to employees and our Preference Shares) under long-term debt, operating leases (net of subleases) and reserves relating to insurance and reinsurance contracts as at December 31, 2019:
	2020	2021	2022	2023	2024	Later Years	Total
	($ in millions)
Operating lease obligations	$17.7	$16.4	$13.0	$12.2	$11.7	$73.6	$144.6
Long-term debt obligations(1)	—	—	—	300.0	—	—	300.0
Reserves for losses and loss adjustment expenses(2)	1,734.5	1,242.8	922.5	695.4	518.7	1,837.9	6,951.8
Total	$1,752.2	$1,259.2	$935.5	$1,007.6	$530.4	$1,911.5	$7,396.4

(1)
Does not include the $14.0 million annual interest payments on our outstanding senior notes or dividends payable to holders of our Preference Shares.

(2)
In estimating the time intervals into which payments of our reserves for losses and loss adjustment expenses fall, as set out above, we have utilized actuarially assessed payment patterns. By the nature of the insurance and reinsurance contracts under which these liabilities are assumed, there can be no certainty that actual payments will fall in the periods shown and there could be a material acceleration or deceleration of claims payments depending on factors outside our control. The total amount of payments in respect of our reserves, as well as the timing of such payments, may differ materially from our current estimates.

Off-Balance Sheet Arrangements
As at June 30, 2020, we were not party to any off-balance sheet arrangements, as defined in Item 303(a)(4) of Regulation S-K, to which an entity unconsolidated with us is a party that we believe is reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that we believe is material to investors.
In November 2016, Peregrine, a subsidiary of the Company, was registered as a segregated accounts company under the Bermuda Segregated Accounts Companies Act 2000, as amended. As at June 30, 2020, Peregrine had formed four segregated accounts which were funded by third-party investors. The segregated accounts have not been consolidated as part of the Company’s consolidated financial statements.
Liquidity and Capital Resources
Liquidity
Liquidity is a measure of a company’s ability to generate cash flows sufficient to meet short-term and long-term cash requirements of its business operations. Management monitors the liquidity of the Company and of each of its Operating Subsidiaries and arranges credit facilities to enhance short-term liquidity resources on a stand-by basis. As a holding company, we rely on dividends and other distributions from our Operating Subsidiaries to provide cash flow to meet ongoing cash requirements, including any future debt service payments and other expenses, and to pay dividends, if any, to our ordinary shareholders and holders of the Preference Shares.

During the six months ended June 30, 2020, Aspen Holdings received dividends of $25.0 million (six months ended June 30, 2019 — $150.0 million) from Aspen Bermuda. During the six months ended June 30, 2019, Aspen Holdings received dividends of $150.0 million (six months ended June 30, 2018 — $338.2 million) from Aspen Bermuda and $Nil (six months ended June 30, 2018 — $2.1 million) from Aspen Managing Agency Limited.
As at June 30, 2020, Aspen Holdings held $93.4 million of cash, cash equivalents and investments, compared to $117.6 million at December 31, 2019. Management considers the current cash and cash equivalents, together with dividends declared or expected to be declared by subsidiary companies and our credit facilities, sufficient to appropriately satisfy the liquidity requirements of Aspen Holdings. Aspen Holdings’ liquidity depends on dividends, capital distributions and interest payments from our Operating Subsidiaries.
The ability of our Operating Subsidiaries to pay us dividends or other distributions is subject to the laws and regulations applicable to each jurisdiction, as well as the Operating Subsidiaries’ need to maintain capital requirements adequate to maintain their insurance and reinsurance operations and their financial strength ratings issued by independent rating agencies. In line with market practice for regulated institutions, the PRA previously requested that it be afforded the opportunity to provide a “non-objection” prior to all future dividend payments made by Aspen U.K. In 2017, the PRA stated that they no longer routinely require Aspen U.K. to apply for a non-objection to dividends provided that such dividend payment and Aspen U.K.’s subsequent capital position are within Aspen U.K.’s board-approved solvency capital risk appetite. We do not expect to suffer tax on foreign earnings since our significant source of earnings outside of Bermuda is the U.K. and no taxes are imposed on profits repatriated from the U.K. to Bermuda. For a further discussion of the various restrictions on our ability and our Operating Subsidiaries’ ability to pay dividends, refer to “Regulation.” For a discussion of the volatility and liquidity of our other investments, refer to “Risk Factors — Risks Related to our Business — Market and Liquidity Risks,” and for a discussion of the impact of insurance losses on our liquidity, refer to “Risk Factors — Risks Related to our Business — (Re)insurance Risks”.
Operating Subsidiaries.   As at June 30, 2020, the Operating Subsidiaries held $1,175.1 million in cash and short-term investments that are readily realizable securities, compared to $1,062.7 million at December 31, 2019. Management monitors the value, currency and duration of cash and investments held by the Operating Subsidiaries to ensure they are able to meet their insurance and other liabilities as they become due and was satisfied that there was a comfortable margin of liquidity as at June 30, 2020 and for the foreseeable future.
On an ongoing basis, our Operating Subsidiaries’ sources of funds primarily consist of premiums written, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay reinsurance premiums, losses and loss adjustment expenses, brokerage commissions, general and administrative expenses, taxes, interest and dividends and to purchase new investments. The potential for individual large claims and for accumulations of claims from single events means that substantial and unpredictable payments may need to be made within relatively short periods of time.
For all material currencies in which our underwriting activities are written we ensure that sufficient cash and short-term investments are held in such currencies to enable us to meet potential claims without liquidating long-term investments and adversely affecting our investment return. This follows the matching principle which matches our assets and liabilities in currency to mitigate foreign currency risk whenever possible.
We manage these risks by making regular forecasts of the timing and amount of expected cash outflows and ensuring that we maintain sufficient balances in cash and short-term investments to meet these estimates. Notwithstanding this policy, if these cash flow forecasts are incorrect, we could be forced to liquidate investments prior to maturity, potentially at a significant loss. Historically, we have not had to liquidate investments at a significant loss to maintain sufficient levels of liquidity.
Where we incur losses in currencies which are not normally held we will convert funds into the appropriate currencies to mitigate our currency risk and also make funds available to settle claims in local currencies as and when they become due. Recent examples of this have been where we have converted funds to Mexican Peso, Chilean Peso and Chinese Yuan to cover earthquake and other losses in these countries. For local regulatory reasons, we hold assets in trusts which limits our liquidity to some degree. The process of matching assets with liabilities in currency means, however, that at any one time we will hold cash and short-term assets in all major currencies which are available to settle claims.

The liquidity of our Operating Subsidiaries is also affected by the terms of our contractual obligations to policyholders and by undertakings to certain regulatory authorities to facilitate the issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders, or restricted for other reasons. The following table shows the forms of collateral or other security provided in respect of these obligations and undertakings as at June 30, 2020 and December 31, 2019:
	As at June 30, 2020	At December 31, 2019
	($ in millions, except percentages)
Regulatory trusts and deposits:
Affiliated transactions	$637.0	$754.9
Third party	2,852.0	2,766.6
Letters of credit / guarantees	558.5	635.4
Other investments – real estate fund	$107.2	$111.4
Total restricted assets	$4,154.7	$4,268.3
Total as percent of investable assets	53.3%	54.4%

Capital Resources
We aim to maintain our capital at an appropriate level as determined by the financial strength required by our customers, regulators and rating agencies. We monitor and review our group and operating entities’ capital and liquidity positions on an ongoing basis. The following table shows the elements of our capital as at June 30, 2020 compared to December 31, 2019:
	As at June 30, 2020	As at December 31, 2019
	($ in millions)
Share capital, additional paid-in capital, retained income and accumulated other comprehensive income attributable to ordinary shareholders	$1,925.3	$1,972.0
Preference shares (liquidation preferences net of issue costs)	753.5	753.5
Long-term debt	299.9	299.8
Total capital	$2,978.7	$3,025.3

As at June 30, 2020, total shareholders’ equity was $2,678.8 million compared to $2,725.5 million as at December 31, 2019. Our total shareholders’ equity as at June 30, 2020 and at December 31, 2019 includes three classes of Preference Shares with a total value as measured by their respective liquidation preferences of $753.5 million net of share issuance costs.
Our Preference Shares are classified in our balance sheet as equity but may receive a different treatment in some cases under the capital adequacy assessments made by certain rating agencies. Such securities are often referred to as “hybrids” as they have certain attributes of both debt and equity. Management monitors the ratio of the total of debt and hybrids to total capital which was 35.4% as of June 30, 2020 (December 31, 2019 — 34.6%). Total capital is defined as shareholders’ equity plus outstanding debt and excluding loan notes issued by VIEs.
Our 2023 Senior Notes are the only material debt issued by Aspen Holdings currently outstanding. As at June 30, 2020 and December 31, 2019, the value of debt less amortization expenses was $299.9 million and $299.8 million, respectively.
Management monitors the ratio of debt to total capital which was 10.1% as at June 30, 2020 (December 31, 2019 — 9.8%).
In the six months ended June 30, 2020 there were no capital management transactions during 2020.
The principal capital management transactions during 2019 were as follows:

▪
On August 13, 2019, we issued 10,000,000 Depositary Shares, each of which represents 1/1000th interest in one 2019 5.625% Preference Share. The Depositary Shares have a liquidation preference of $25 per Depositary Share (or $250 million in aggregate liquidation preference).

▪
On September 30, 2019, we redeemed the remaining $125.0 million of our 2020 Senior Notes resulting in a realized loss due to a make-whole premium payment of $5.5 million.

On April 16, 2018, Kendall Re Ltd. (“Kendall Re”), a Bermuda-exempted company was licensed and registered as a special purpose insurer under the Bermuda Insurance Act 1978 and related regulations, each as amended. On April 25, 2018, Kendall Re issued $225.0 million Series 2018-1 Class A Principal At-Risk Variable Rate Notes due May 6, 2021 under a variable rate note program from which the proceeds have been used to provide Aspen Bermuda Limited with fully-collateralized retrocessional reinsurance protections against losses from a range of international perils, which include: U.S. named storms, U.S. and Canada earthquakes, U.S. severe thunderstorms, U.S. wildfires, U.S. winter storms and European windstorms. The results and balance sheet of Kendall Re are not included within our consolidated financial statements because we hold no variable or voting interest in Kendall Re.
Access to capital.   Our business operations are in part dependent on our financial strength, the opinions of the independent rating agencies thereof as discussed elsewhere in this offering memorandum and the market’s perception thereof, as measured by total shareholders’ equity, which was $2,678.8 million as at June 30, 2020 (December 31, 2019 — $2,725.5 million). Our ability to access the capital markets is dependent on, among other things, our operating results, market conditions and our perceived financial strength. We regularly monitor our capital and financial position, as well as investment and securities market conditions, both in general and with respect to Aspen Holdings’ securities. Our Preference Shares and Depositary Shares are listed on the NYSE. Aspen Holdings also has access to the credit facilities described under “Description of Other Indebtedness — Other Credit Facilities”.
Quantitative and Qualitative Disclosures about Market Risk
We believe we are principally exposed to three types of market risk: interest rate risk, foreign currency risk and credit risk.
Interest Rate Risk
Our investment portfolio consists primarily of fixed income securities. Fluctuations in interest rates have a direct impact on the market valuation of these securities. Accordingly, our primary market risk exposure is to changes in interest rates. As interest rates rise, the market value of our fixed-income portfolio falls and the converse is also true. We manage interest rate risk by maintaining a short to medium duration to reduce the effect of interest rate changes on book value. On January 16, 2019, Aspen Bermuda entered into a number of standard fixed for floating interest rate swaps with a total notional amount of $3,318.0 million, which were due to mature between January 18, 2021 and January 18, 2034 but were fully unwound on September 3, 2020. The total notional amount as at June 30, 2020 was $1,250.0 million. Aspen Bermuda entered into the swaps in the ordinary course of its investment activities to partially mitigate any negative impact of rises in interest rates on the market value of our fixed income portfolio. For the six months ended June 30, 2020, there was a loss of $80.7 million, compared to a loss of $130.2 million for the year ended December 31, 2019. With interest rates expected to remain low for an extended period we do not expect to replace these swaps but will remain vigilant to interest rate developments that arise from the COVID-19 induced economic crisis and consider defensively positioning the portfolio if warranted.
As at June 30, 2020, initial and variation margin with a fair value of $133.7 million was posted to a Futures Commission Merchant to support the current valuation of the interest rate swaps (December 31, 2019 — $111.1 million). As at June 30, 2020, no non-cash collateral was transferred to the Company by its counterparties (December 31, 2019 — $Nil). Transfers of margin are recorded on the consolidated balance sheet within Derivatives at Fair Value, while transfers in respect of non-cash collateral are disclosed but not recorded. As at June 30, 2020, $179.6 million was recorded in the consolidated balance sheet for the pledged assets.
As at December 31, 2019, our fixed income portfolio had an approximate duration of 3.2 years excluding the duration impact of the interest rate swaps. The table below depicts interest rate change scenarios and the effect on our interest rate sensitive invested assets, excluding the impact of interest rate swaps:

Effect of Changes in Interest Rates on Portfolio Given a Parallel Shift in the Yield Curve
Movement in Rates in Basis Points	-100	-50	0	50	100
		($ in millions, except percentages)
Market Value(1)	6,773.5	6,668.5	6,563.5	6,458.5	6,353.5
Gain/Loss	210.0	105.0	—	(105.0)	(210.0)
Percentage of Portfolio	3.0%	1.5%	—	(1.5)%	(3.1)%
Corresponding percentage at December 31, 2018	3.5%	1.8%	—	(1.8)%	(3.5)%

(1)
Market value includes our fixed income portfolio, short term investments and privately held investments.

Foreign Currency Risk
Our reporting currency is the U.S. Dollar. The functional currencies of our operations are U.S. Dollars, British Pounds, Euros, Swiss Francs, Australian Dollars, Canadian Dollars and Singaporean Dollars. As at June 30, 2020, approximately 85.1% of our cash and investments was held in U.S. Dollars (December 31, 2019 — 86.0%), approximately 4.6% were in British Pounds (December 31, 2019 — 4.8%) and approximately 10.3% were in currencies other than the U.S. Dollar and the British Pound (December 31, 2019 — 9.2%). For the six months ended June 30, 2020 and 2019, 15.9% and 17.0%, respectively, of our gross premiums were written in currencies other than the U.S. Dollar and the British Pound.
Other foreign currency amounts are remeasured to the appropriate functional currency and the resulting foreign exchange gains or losses are reflected in the statement of operations. Functional currency amounts of assets and liabilities are then translated into U.S. Dollars. The unrealized gain or loss from this translation, net of tax, is recorded as part of ordinary shareholders’ equity. The change in unrealized foreign currency translation gain or loss during the year, net of tax, is a component of comprehensive income. Both the remeasurement and translation are calculated using current exchange rates for the balance sheets and average exchange rates for the statement of operations. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed or otherwise hedged which would in turn adversely affect our results of operations and financial condition. Management estimates that a 10% change in the exchange rate between British Pounds and U.S. Dollars as at June 30, 2020 would have impacted reported net comprehensive income by approximately $14.6 million (December 31, 2019 — $9.2 million).
We will continue to manage our foreign currency risk by seeking to match our liabilities under insurance and reinsurance policies that are payable in foreign currencies with investments that are denominated in those currencies. This may involve the use of forward exchange contracts from time to time. A foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign exchange contracts will not eliminate fluctuations in the value of our assets and liabilities denominated in foreign currencies but rather allow us to establish a rate of exchange for a future point in time.
As at June 30, 2020, we held foreign exchange contracts that were not designated as hedging under ASC 815, “Derivatives and Hedging” with an aggregate notional value of $1,033.7 million (December 31, 2019 — $1,696.3 million). The foreign exchange contracts are recorded as derivatives at fair value in the balance sheet with changes recorded as a change in fair value of derivatives in the statement of operations. For the six months ended June 30, 2020, the impact of foreign exchange contracts on net income was a loss of $7.1 million (June 30, 2019 — loss of $13.1 million).
As at June 30, 2020, we held foreign exchange contracts that were designated as hedging under ASC 815 with an aggregate notional value of $42.9 million (December 31, 2019 — $85.5 million). The foreign exchange contracts are recorded as derivatives at fair value in the balance sheet with the effective portion recorded in other comprehensive income and the ineffective portion recorded as a change in fair value of derivatives in the statement of operations. The contracts are considered to be effective and the movement in other comprehensive income representing the effective portion was a loss of $5.1 million for the six months ended June 30, 2020 (June 30, 2019 — loss of $1.0 million).
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general, administration and corporate expenses of the statement of operations and other comprehensive income. For the six months ended June 30, 2020, the amount recognized within general, administration and corporate expenses for settled foreign exchange contracts was a realized loss of $1.3 million (June 30, 2019 — gain of $0.7 million).
Credit Risk
We have exposure to credit risk primarily as a holder of fixed income securities and private securities. Our risk management strategy and investment policy is to invest mainly in debt instruments of high credit quality issuers. We also invest a portion of the portfolio in securities that are below investment grade or in unrated private securities and other specialty asset classes. We reduce the amount of credit exposure by setting limits with respect to particular ratings categories, business sectors and any one issuer. As at June 30, 2020, the weighted average rating of fixed income maturities in our investment portfolio was AA- (December 31, 2019 — AA-).
In addition, we are exposed to the credit risk of our insurance and reinsurance brokers to whom we make claims payments for our policyholders, as well as to the credit risk of our reinsurers and retrocessionaires who assume business from us. Other than fully collateralized reinsurance, the substantial majority of our reinsurers have a rating of “A” (Excellent), the third highest of fifteen rating levels, or better by A.M. Best and the minimum rating of any of our material reinsurers is “A-” (Excellent), the fourth highest of fifteen rating levels, by A.M. Best. The total amount recoverable by the Company from reinsurers as at June 30, 2020 was $3,236.7 million (December 31, 2019 — $2,319.8 million) of which $2,052.3 million was uncollateralized (December 31, 2019 — $1,817.5 million). As at June 30, 2020, of the Company’s uncollateralized reinsurance recoverables, 13.1% (December 31, 2019 — 15.1%) were with Munich Re which is rated A+ by A.M. Best and AA- by S&P, 12.9% (December 31, 2019 — 11.9% ) were with Everest Re which is rated A+ by A.M Best and A+ by S&P, and 8.9% (December 31, 2019 — 8.6%) were with SCOR which is rated A+ by A.M. Best and AA- by S&P. These are the Company’s largest exposures to individual reinsurers. The Company has made no provision for doubtful debts from any of its reinsurers as at June 30, 2020.
Critical Accounting Policies
Our consolidated financial statements contain certain amounts that are inherently subjective in nature and require management to make assumptions and best estimates to determine the reported values. We believe that the following critical accounting policies affect the more significant estimates used in the preparation of our consolidated financial statements. A statement of all the significant accounting policies we use to prepare our financial statements is included in the Notes to the consolidated financial statements. If factors such as those described in “Risk Factors” cause actual events to differ from the assumptions used in applying the accounting policies and calculating financial results, there could be a material adverse effect on our operating results, financial condition and liquidity.
Written Premiums
Written premiums comprise the estimated premiums on contracts of insurance and reinsurance entered into in the reporting period, except in the case of proportional reinsurance contracts, where written premiums relate only to our estimated proportional share of premiums due on contracts entered into by the ceding company prior to the end of the reporting period.
All premium estimates are reviewed regularly, comparing actual reported premiums to expected ultimate premiums along with a review of the collectability of premiums receivable. Based on management’s review, the appropriateness of the premium estimates is evaluated, and any adjustments to these estimates are recorded in the periods in which they become known. Adjustments to original premium estimates could be material and these adjustments may directly and significantly impact earnings in the period they are determined because the subject premium may be fully or substantially earned.
We refer to premiums receivable which are not fixed at the inception of the contract as adjustment premiums. The proportion of adjustment premiums included in the premium estimates varies between business lines with the largest adjustment premiums associated with property and casualty reinsurance business and the smallest with property and liability insurance lines.
Adjustment premiums are most significant in relation to reinsurance contracts. Different considerations apply to non-proportional and proportional treaties as follows:

Non-proportional treaties.   A large number of the reinsurance contracts we write are written on a non-proportional or excess of loss treaty basis. As the ultimate level of business written by each cedant can only be estimated at the time the reinsurance is placed, the reinsurance contracts generally stipulate a minimum and deposit premium payable under the contract with an adjustable premium determined by variables such as the number of contracts covered by the reinsurance, the total premium received by the cedant and the nature of the exposures assumed. Minimum and deposit premiums generally cover the majority of premiums due under such treaty reinsurance contracts and the adjustable portion of the premium is usually a small portion of the total premium receivable. For excess of loss contracts, the minimum and deposit premium, as defined in the contract, is generally considered to be the best estimate of the contract’s written premium at inception. Accordingly, this is the amount we generally record as written premium in the period the underlying risks incept.
During the life of a contract, notifications from cedants and brokers may affect the estimate of ultimate premium and result in either increases or reductions in reported revenue. Changes in estimated adjustable premiums do not generally have a significant impact on short-term liquidity as the payment of adjustment premiums generally occurs after the expiration of a contract.
Many non-proportional treaties also include a provision for the payment to us by the cedant of reinstatement premiums based on loss experience under such contracts. Reinstatement premiums are the premiums charged for the restoration of the reinsurance limit of an excess of loss contract to its full amount after payment by the reinsurer of losses as a result of an occurrence. These premiums relate to the future coverage obtained during the remainder of the initial policy term and are included in revenue in the same period as the corresponding losses.
Proportional treaties (“treaty pro rata”).   Estimates of premiums assumed under treaty pro rata reinsurance contracts are recorded in the period in which the underlying risks are expected to incept and are based on information provided by brokers and ceding companies and estimates of the underlying economic conditions at the time the risk is underwritten. We estimate premiums receivable initially and update our premium estimates regularly throughout the contract term based on treaty statements received from the ceding company.
The reported gross written premiums for treaty pro rata business include estimates of premiums due to us but not yet reported by the cedant because of time delays between contracts being written by our cedants and their submission of treaty statements to us. This additional premium is normally described as pipeline premium. Treaty statements disclose information on the underlying contracts of insurance written by our cedants and are generally submitted on a monthly or quarterly basis, from 30 to 90 days in arrears. In order to report all risks incepting prior to a period end, we estimate the premiums written between the last submitted treaty statement and the period end. Treaty pro rata premiums are written predominantly in our other property, specialty and casualty reinsurance lines of business.
Property treaty pro rata contributed significantly to our reinsurance segment where we wrote $137.9 million in gross written premium in the six months ended June 30, 2020 (six months ended June 30, 2019 — $118.5 million), or 12.3% of the gross written premiums in our reinsurance segment, of which $(12.8) million was estimated (six months ended June 30, 2019 — $(9.3) million) and $150.7 million was reported by the cedants (six months ended June 30, 2019 — $127.8 million). Excluding the impact of costs, such as reinsurance premiums and operating expenses, we estimate that the impact of a $1.0 million increase/decrease in our estimated gross written premiums in our property treaty pro rata business would increase/decrease net income before tax by approximately Nil for the six months ended June 30, 2020 (six months ended June 30, 2019 — $0.1 million increase/decrease).
The most likely drivers of change in our premium estimates in decreasing order of magnitude are:
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changes in renewal rate or rate of new business acceptances by cedant insurance companies leading to lower or greater volumes of ceded premiums than our estimate, which could result from changes in the relevant primary market that could affect more than one of our cedants or could be a consequence of changes in marketing strategy or risk appetite by a particular cedant;

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changes in the rates being charged by cedants; and

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differences between the pattern of inception dates assumed in our estimate and the actual pattern of inception dates.

Based on gross written premiums of $137.9 million for the six months ended June 30, 2020 (six months ended June 30, 2019 — $118.5 million)) in our property reinsurance treaty pro rata account as at June 30, 2020, a variation of as much as 5% would have a minimal impact on net income before tax.
Earned premiums.   Premiums are recognized as earned over the policy exposure periods. The premium related to the unexpired portion of each policy at the end of the reporting period is included in the balance sheet as unearned premiums.
Reserving Approach
We are required by U.S. GAAP to establish loss reserves for the estimated unpaid portion of the ultimate liability for losses and loss expenses (“ultimate losses”) under the terms of our policies and agreements with our insured and reinsured customers. Our loss reserves comprise the following components:
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the cost of claims reported to us but not yet paid known as case reserves (“case reserves”);

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Reserves to cover the anticipated cost of claims incurred but not reported (“IBNR”). Within this, we also include the potential development of reported claims; and

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the expenses associated with settling claims, including legal and other fees and the general expenses of administering the claims adjustment process, known as the loss adjustment expenses (“LAE”).

Prior to the selection of the reserves to be included in our financial statements, our actuarial team employs a number of techniques to establish a range of estimates from which they consider it reasonable for management to select a ‘best estimate’ (the “actuarial range”).
Case Reserves.   For reported claims, reserves are established on a case-by-case basis within the parameters of coverage provided in the insurance policy or reinsurance agreement. The method of establishing case reserves for reported claims differs among our operations. With respect to our insurance operations, we are advised of potential insured losses and our claims handlers’ record reserves for the estimated amount of the expected indemnity settlement, loss adjustment expenses and cost of defense where appropriate. The reserve estimate reflects the judgment of the claims personnel and is based on claim information obtained to date, general reserving practices, the experience and knowledge of the claims personnel regarding the nature of the specific claim and where appropriate and available, advice from legal counsel, loss adjusters and other claims experts.
With respect to our reinsurance claims operations, claims handlers set case reserves for reported claims generally based on the claims reports received from our ceding companies and take into consideration our cedants’ own reserve recommendations and our prior loss experience with the cedant. Additional case reserves (“ACR”), in addition to the cedants’ own recommended reserves, may be established by us to reflect our estimated ultimate cost of a loss. ACRs are generally the result of either a claims handler’s own experience and knowledge of handling similar claims, general reserving practices or the result of reserve recommendations following an audit of cedants’ reserves.
Case reserves are based on a subjective judgment of facts and circumstances and are established for the purposes of internal reserving only. Accordingly, they do not represent a commitment to any course of conduct or admission of liability on our behalf in relation to any specific claim.
IBNR Reserves.   The need for IBNR reserves arises from time lags between when a loss occurs and when it is actually reported and settled. By definition, we do not have specific information on IBNR claims so they need to be estimated by actuarial methodologies. IBNR reserves are therefore generally calculated at an aggregate level and cannot generally be identified as reserves for a particular loss or contract. We calculate IBNR reserves by class of business within each line of business. Where appropriate, analyses may be conducted on sub-sets of a class of business. IBNR reserves are calculated by projecting our ultimate losses on each class of business and subtracting paid losses and case reserves. IBNR reserves also cover the anticipated cost of claims incurred but not reported, within this we also include any potential development of reported claims. Over recent years, we have begun to place greater reliance on our actual actuarial experience for our long-tail lines of business that we have written since our inception in 2002. We believe that our earliest accident years are now capable of providing us with meaningful actuarial indications. Estimates and judgments for new insurance and reinsurance lines of business are more difficult to make than those made for more mature lines of business because we have more limited historical information through June 30, 2020.

Sources of Information.   Claims information received typically includes the loss date, details of the claim, the recommended reserve and reports from the loss adjusters dealing with the claim. In respect of pro rata treaties and any business written through managing general agents, we receive regular statements (bordereaux) which provide paid and outstanding claims information, often with large losses separately identified. Following widely reported loss events, such as catastrophes, we adopt a proactive approach to establish our likely exposure to claims by reviewing policy listings and contacting brokers and policyholders as appropriate.
Actuarial Methodologies.   The main projection methodologies that are used by our actuaries are as follows:
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Initial expected loss ratio (“IELR”) method: This method calculates an estimate of ultimate losses by applying an estimated loss ratio to an estimate of ultimate earned premium for each accident year. The estimated loss ratio may be based on pricing information and/or industry data and/or historical claims experience revalued to the year under review.

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Bornhuetter-Ferguson (“BF”) method: The BF method uses as a starting point an assumed IELR and blends in the loss ratio, which is implied by the claims experience to date using benchmark loss development patterns on paid claims data (“Paid BF”) or reported claims data (“Reported BF”). Although the method tends to provide less volatile indications at early stages of development and reflects changes in the external environment, it can be slow to react to emerging loss development and can, if the IELR proves to be inaccurate, produce loss estimates which take longer to converge with the final settlement value of loss.

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Loss development (“Chain Ladder”) method: This method uses actual loss data and the historical development profiles on older accident years to project more recent, less developed years to their ultimate position.

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Exposure-based method: This method is typically used for specific large catastrophic events such as a major hurricane. All exposure is identified and we work with known market information and information from our cedants to determine a percentage of the exposure to be taken as the ultimate loss.

In addition to these methodologies, our actuaries may use other approaches depending upon the characteristics of the class of business and available data.
In general terms, the IELR method is most appropriate for classes of business and/or accident years where the actual paid or reported loss experience is not yet mature enough to modify our initial expectations of the ultimate loss ratios. Typical examples would be recent accident years for classes of business in casualty reinsurance. The BF method is generally appropriate where there are few reported claims and a relatively less stable pattern of reported losses. Typical examples would be our treaty risk excess class of business in our reinsurance segment and marine hull class of business in our insurance segment. The Chain Ladder method is appropriate when there are relatively stable patterns of loss emergence and a relatively large number of reported claims. Typical examples are the U.K. commercial property and U.K. commercial liability classes of business in our international insurance business.
Reserving Procedures and Process.   Our actuaries calculate the IELR, BF and Chain Ladder and, if appropriate, other methods for each class of business and each accident year. They then calculate a single point actuarial mean best estimate (“ultimate”) for each class of business and provide a stochastic distribution around the mean for each line of business. The actuarial methodologies involve significant subjective judgments reflecting many factors, including but not limited to, changes in legislative conditions, changes in judicial interpretation of legal liability policy coverages and inflation. Our actuaries collaborate with our underwriting, claims, legal and finance teams in identifying factors which are incorporated in their range of ultimates in which management’s best estimate is most likely to fall. The actuarial stochastic distribution is designed to provide management with a range from which it is reasonable to select a single management best estimate for inclusion in our financial statements.
There are no differences between our year-end and our quarterly internal reserving procedures and processes because our actuaries perform the basic projections and analyses described above for each class of business quarterly.
Selection of Reported Gross Reserves.   Management, through its Reserve Committees, reviews the actuarial stochastic distribution and any other evidence before selecting its management best estimate of reserves for each line of business. Management selects the “management best estimate” by considering all the information provided to them and the risks and uncertainties associated with the actuarial mean best estimate. Management has to date selected its best estimate above that of the actuarial mean best estimate and within the range of the actuarial stochastic distribution. The management mean best estimate provides the basis for management’s recommendation to the Audit Committee and the Board regarding the reserve amounts and related disclosures to be recorded in our financial statements.
There are three Reserve Committees, one for each of the insurance and reinsurance segments and a “core” committee that makes final reserving recommendations. The “core” Reserve Committee currently consists of the Group Chief Risk Officer (the chair), the Group Chief Financial Officer, the Group Head of Capital Management, the Group Chief Accounting Officer, the President and Chief Underwriting Officer of Aspen Re, the President and Chief Underwriting Officer of Aspen Insurance and the Executive Vice President of Global Business Performance and Strategy of Aspen Insurance. Senior members of the insurance and reinsurance segment underwriting and claims staff comprise the remaining members of each of the insurance and reinsurance reserve committees, respectively.
Each class of business is reviewed in detail by management through its Reserve Committee at least once a year. The timing of such reviews varies throughout the year. Additionally, we review the emergence of actual losses relative to expectations every fiscal quarter for all classes of business. If warranted from this analysis, we may accelerate the timing of our detailed actuarial reviews.
Uncertainties.   While the management selected reserves make a reasonable provision for unpaid loss and loss adjustment expense obligations, we note that the process of estimating required reserves, by its very nature, involves uncertainty and therefore the ultimate claims may fall outside the actuarial range. The level of uncertainty can be influenced by such factors as the existence of coverage with long duration reporting patterns and changes in claims handling practices, as well as the other factors described above.
Given many of the coverages underwritten involve claims that may not be ultimately settled for many years after they are incurred, subjective judgments as to the ultimate exposure to losses are an integral and necessary component of the loss reserving process. We review our reserves regularly, using a variety of statistical and actuarial techniques to analyze current claims costs, frequency and severity data, and prevailing economic, social and legal factors. Reserves established in prior periods are adjusted as claims experience develops and new information becomes available.
Estimates of IBNR are generally subject to a greater degree of uncertainty than estimates of the cost of settling claims already notified to us, where more information about the claim event is generally available. IBNR claims often may not be apparent to the insured until many years after the event giving rise to the claims has happened. Classes of business where the IBNR proportion of the total reserve is high, such as casualty insurance, will typically display greater variations between initial estimates and final outcomes because of the greater degree of difficulty of estimating these reserves.
Classes of business where claims are typically reported relatively quickly after the claim event tend to display lower levels of volatility between initial estimates and final outcomes. Reinsurance claims are subject to a longer time lag both in their reporting and in their time to final settlement. The time lag is a factor which is included in the projections to ultimate claims within the actuarial analyses and helps to explain why in general a higher proportion of the initial reinsurance reserves are represented by IBNR than for insurance reserves for business in the same class. Delays in receiving information from cedants are an expected part of normal business operations and are included within the statistical estimate of IBNR to the extent that current levels of backlog are consistent with historical data. Currently, there are no processing backlogs which would materially affect our financial statements.
Allowance is made, however, for changes or uncertainties which may create distortions in the underlying statistics or which might cause the cost of unsettled claims to increase or reduce when compared with the cost of previously settled claims, including:
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changes in our processes which might accelerate or slow down the development and/or recording of paid or incurred claims;

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changes in the legal environment (including challenges to tort reform);

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the effects of inflation;

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changes in the mix of business;

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the impact of large losses; and

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changes in our cedants’ reserving methodologies.

These factors are incorporated in the recommended reserve range from which management selects its best point estimate. We take all reasonable steps to ensure that we utilize all appropriate information and actuarial techniques in establishing our IBNR reserves. However, given the uncertainty in establishing claims liabilities, it is likely that the final outcome will prove to be different from the original provision established at the balance sheet date. Changes to our previous estimates of prior period loss reserves impact the reported calendar year underwriting results by worsening our reported results if the prior-year reserves prove to be deficient or improving our reported results if the prior-year reserves prove to be redundant. As at June 30, 2020, a 5% change in the gross reserve for IBNR losses would have equated to a change of approximately $179.3 million in loss reserves which would represent 108.9% of loss before income tax for the six months ended June 30, 2020. As at December 31, 2019, a 5% change in the gross reserve for IBNR losses would have equated to a change of approximately $184.1 million in loss reserves which would represent 84.1% of loss before income tax for the year ended December 31, 2019. A 5% change in our net loss reserves equates to $190.9 million and represents 7.1% of shareholders’ equity as at June 30, 2020.
There are specific areas of our selected reserves which have additional uncertainty associated with them. Refer to “Risk Factors — Risks Related to Our Business — (Re)insurance Risks — Our financial condition and operating results may be adversely affected if actual claims exceed our loss reserves” for a discussion of the specific areas of our selected reserves which have additional uncertainty. In each case, we believe we have selected an appropriate best estimate based on current information and current analyses.
Loss Reserving Sensitivity Analysis.   The most significant key assumptions identified in the reserving process are that (i) the historic loss development and trend experience is assumed to be indicative of future loss development and trends, (ii) the information developed from internal and independent external sources can be used to develop meaningful estimates of the initial expected ultimate loss ratios, and (iii) no significant losses or types of losses will emerge that are not represented in either the initial expected loss ratios or the historical development patterns.
We believe that there is potentially significant risk in estimating loss reserves for long-tail lines of business and for immature accident years that may not be adequately captured through traditional actuarial projection methodologies. As discussed above, these methodologies usually rely heavily on projections of prior-year trends into the future. In selecting our best estimate of future liabilities, we consider both the results of actuarial point estimates of loss reserves in addition to the stochastic distribution of reserves. In determining the appropriate best estimate, we review (i) the position of overall reserves within the actuarial distribution, (ii) the result of bottom up analysis by accident year reflecting the impact of parameter uncertainty in actuarial calculations, and (iii) specific qualitative information on events that may have an effect on future claims but which may not have been adequately reflected in actuarial best estimates, such as the potential for outstanding litigation or claims practices of cedants to have an adverse impact.
Effect if Actual Results Differ From Assumptions.   Given the risks and uncertainties associated with the process for estimating reserves for losses and loss expenses, management has performed an evaluation of the potential variability in loss reserves and the impact this variability may have on reported results, financial condition and liquidity. Because of the inherent uncertainties discussed above, we have developed a reserving philosophy which attempts to incorporate prudent assumptions and estimates, and we have generally experienced favorable net development on prior-year reserves in the last several years. However, there is no assurance that this will occur in future periods.
Management’s best estimate of the net reserve for losses and loss expenses as at June 30, 2020 was $3,818.5 million. The following tables show the effect on estimated net reserves for losses and loss expenses as at June 30, 2020 of a change in two of the most critical assumptions in establishing reserves: (i) loss emergence patterns, accelerated or decelerated by three and six months; and (ii) expected loss ratios varied by plus or minus five and ten percent. We believe that these scenarios present a reasonable range of variability around the booked reserves using standard actuarial techniques. Loss reserves may vary beyond these scenarios in periods of heightened or reduced claim activity. The reserves resulting from the changes in the assumptions are not additive and should be considered separately. The following tables vary the assumptions employed therein independently. In addition, the tables below do not adjust any parameters other than the ones described above.
Net reserve for losses and loss expenses as at June 30, 2020 — Sensitivity to loss emergence patterns
Change in assumption	Reserve for losses and loss expenses
($ in millions)
Six month acceleration	$3,664.3
Three month acceleration	$3,736.6
No change (selected)	$3,818.5
Three month deceleration	$3,913.0
Six month deceleration	$4,041.2
Net reserve for losses and loss expenses as at June 30, 2020 — Sensitivity to expected loss ratios
Change in assumption	Reserve for losses and loss expenses
($ in millions)
10% favorable	$3,596.6
5% favorable	$3,706.5
No change (selected)	$3,818.5
5% unfavorable	$3,933.8
10% unfavorable	$4,044.4

*
The sensitivity analysis has been approximated based on data from 31 December 2019.

The most significant variance in the above scenarios (i.e., a six month deceleration of loss emergence patterns) would have the effect of increasing losses and loss expenses by 225.9 million.
We believe that the reserve for losses and loss expenses are sufficient to cover expected claims incurred before the reporting date on the basis of the methodologies and judgments used to support its estimates. However, there can be no assurance that actual payments will not vary significantly from total reserves. The reserve for losses and loss expenses and the methodology of estimating such reserve are regularly reviewed and updated as new information becomes known. Any resulting adjustments are reflected in income in the period in which they become known.

REGULATION
General
The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Compliance obligations are increasing in most jurisdictions as the focus on insurance regulatory controls has escalated in recent years, with particular emphasis on regulation of solvency, risk management and internal controls. The discussion below summarizes the material laws and regulations applicable to our Operating Subsidiaries and, where relevant, Peregrine, Silverton and Aspen Capital Markets, our alternative reinsurance division. Our companies have met or exceeded the solvency margins and ratios applicable to them under relevant laws and regulations as at December 31, 2019 and December 31, 2018.
Group Supervision
The Bermuda Monetary Authority (the “BMA”) acts as the group supervisor of the Aspen Group and has named Aspen Bermuda as the designated insurer. The Bermuda Insurance Act 1978 and related group supervision regulations (collectively the “Group Supervision Regime”) set out provisions regarding group supervision and the responsibilities of the designated insurer. The Group Supervision Regime is in addition to the regulation of the Company’s various Operating Subsidiaries in their local jurisdictions.
As the group supervisor, the BMA performs a number of functions including: (i) coordinating the gathering and dissemination of information for other regulatory authorities; (ii) carrying out supervisory reviews and assessments of the Aspen Group; (iii) carrying out assessments of the Aspen Group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (iv) planning and coordinating, through regular meetings with other authorities, supervisory activities in respect of the Aspen Group; (v) coordinating any enforcement action that may need to be taken against the Aspen Group or any member of the Aspen Group; and (vi) coordinating meetings of colleges of supervisors in order to facilitate the carrying out of these functions. As the designated insurer, Aspen Bermuda is required to facilitate compliance by the Aspen Group with the group insurance solvency and supervision rules.
Annual and Quarterly Filings.   On an annual basis, the Aspen Group is required to submit to the BMA: (i) a group statutory financial return; (ii) audited group financial statements including notes to the financial statements, in accordance with GAAP Standards (“Group Financial Statements”); and (iii) a group capital and solvency return (“Group CSR”), which includes the BCSR, a risk-based capital adequacy model, and associated schedules, a Group Solvency Self-Assessment (“GSSA”), a Financial Condition Report (the “FCR”) and an opinion of a BMA-approved Group Actuary on the economic balance sheet technical provisions. In addition, the Aspen Group files quarterly group financial returns with the BMA. The GSSA is a self-assessment of our risk and solvency requirements that allows the BMA to obtain our view of the capital resources required to achieve our business objectives and to assess our governance, risk management and controls surrounding this process. The Aspen Group financial statements are published by the BMA on its website and the FCR is published on our website.
Group Minimum Solvency Margin and Group Enhanced Capital Requirements.   Aspen Holdings must ensure that the Aspen Group’s statutory assets exceed the amount of its statutory liabilities by the aggregate minimum margin of solvency of each qualifying member of the insurance group. A member is a qualifying member if it is subject to solvency requirements in the jurisdiction in which it is registered.
In addition, every insurance group must maintain available statutory capital and surplus in an amount equal to or exceeding its ECR. The ECR is determined either by reference to the BSCR model or an approved internal capital model. The Aspen Group currently relies on the BSCR model to establish its ECR. The BMA also expects insurance groups to operate at or above a group TCL, which the BMA has set at 120% of the group ECR. The Aspen Group holds capital in excess of its TCL as at December 31, 2019.
Bermuda
Aspen Bermuda is licensed as a Class 4 insurer and is subject to the Bermuda Insurance Act 1978, which imposes solvency and liquidity standards as well as auditing and reporting requirements on Bermuda insurers and reinsurers, and it empowers the BMA to supervise, investigate, require information and intervene in the affairs of Bermuda registered insurance companies. There are a number of remedial actions the BMA can take to protect the public interest if it determines that a Bermuda insurer or reinsurer may become insolvent or that a breach of the Bermuda Insurance Act 1978 or of a registration condition has occurred or is about to occur.
In addition to requiring the appointment of a principal representative in Bermuda, the appointment of an independent auditor, the appointment of a loss reserve specialist and the filing of various financial statements and returns, significant provisions of the Bermuda Insurance Act 1978 applicable to Aspen Bermuda include:
Enhanced Capital Requirements.   Similar to the group requirements, in order to minimize the risk of a shortfall in capital arising from an unexpected adverse deviation, the BMA expects Class 4 insurers such as Aspen Bermuda to maintain a TCL equal to 120% of its ECR. As at December 31, 2019, Aspen Bermuda holds capital in excess of its TCL.
Minimum Solvency Margin and Minimum Liquidity Ratio.   Aspen Bermuda is also required to comply with a minimum solvency margin and minimum liquidity ratio in respect of its business. The minimum solvency margin is the greater of: (i) $100,000,000; or (ii) 50% of net written premiums (being gross written premiums less any premiums ceded (not exceeding 25% of gross premiums)) in its current financial year; or (iii) 15% of net losses and loss expense provisions and other insurance reserves; or (iv) 25% of the ECR reported at the end of its relevant year. The minimum liquidity ratio requires that the value of relevant assets not be less than 75% of the amount of relevant liabilities.
Restrictions on Dividends, Distributions and Reduction of Capital.   Aspen Bermuda may not declare or pay any dividends during any financial year if it would cause the insurer to fail to meet its relevant solvency margins, capital requirements or liquidity ratio, and an insurer which fails to meet its relevant requirements on the last day of any financial year may not, without the approval of the BMA, declare or pay any dividends during the next financial year. In addition, as a Class 4 insurer, Aspen Bermuda may not in any financial year pay dividends which would exceed 25% of its total statutory capital and surplus, as shown on its statutory balance sheet in relation to the previous financial year, unless it files with the BMA a solvency affidavit at least seven days in advance. Further, Aspen Bermuda must obtain the prior approval of the BMA before reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements.
The Insurance Amendment (No. 2) Act 2018 amended the Bermuda Insurance Act 1978 to provide for the prior payment of policyholders’ liabilities ahead of general unsecured creditors in the event of the liquidation or winding up of an insurer. The amendments provide among other matters that, subject to certain statutorily preferred debts, the insurance debts of an insurer must be paid in priority to all other unsecured debts of the insurer. Insurance debt is defined as a debt to which an insurer is or may become liable pursuant to an insurance contract excluding debts owed to an insurer under an insurance contract where the insurer is the person insured.
In addition, our Bermuda companies, including Aspen Holdings and Aspen Bermuda, must comply with the provisions of the Companies Act, regulating the payment of dividends and distributions. A Bermuda company may not declare or pay a dividend or make a distribution out of contributed surplus if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company’s assets would thereby be less than its liabilities. In addition, in August 2020, Aspen Holdings and Aspen Bermuda agreed to provide the BMA 10 business days’ prior written notice before declaring any dividends on ordinary shares or making any capital distribution. This agreement is effective until December 31, 2020.
Peregrine and Silverton Special Purpose Insurers and Segregated Account Companies.   Peregrine and Silverton are registered as special purpose insurers (“SPIs”) under the Bermuda Insurance Act 1978 licensed to carry on special purpose business. Special purpose business is defined under the Bermuda Insurance Act 1978 as insurance business under which an insurer fully funds its liabilities to the persons insured.
Unlike other (re)insurers, SPIs are fully funded to meet their (re)insurance obligations and are deemed “bankruptcy remote”. As a result, the application and supervision processes are streamlined to facilitate the transparent structure. SPIs are required to file electronic statutory financial returns and the BMA has the discretion to modify such insurer’s statutory filings requirements under the Bermuda Insurance Act 1978. Like other (re)insurers, the principal representative of an SPI has a duty to inform the BMA in relation to solvency matters, where applicable.

Segregated Account Companies.   Peregrine and Silverton are also registered as segregated accounts companies under the Bermuda Segregated Accounts Companies Act 2000, as amended. As a segregated accounts company, Peregrine and Silverton are required to segregate the assets and liabilities linked to their respective segregated accounts from the assets and liabilities linked to their other respective segregated accounts and from their general account assets and liabilities. The segregated account representative of a segregated accounts company has the duty to inform the Registrar of Companies in relation to solvency matters and non-compliance, where applicable.
Economic Substance
Highlands Holdings, Aspen Holdings, Aspen Bermuda, Peregrine, Silverton and Acorn Limited (“Acorn”) are also subject to the Economic Substance Act 2018, as amended, and the Economic Substance Regulations 2018, as amended (together the “ESA”). The ESA was enacted to demonstrate Bermuda’s commitment to comply with international standards with respect to cooperation for tax purposes and to ensure that Bermuda does not facilitate the use of structures which attract profits, but which do not reflect real economic activity within Bermuda. The ESA requires entities subject to it to make annual filings with the Bermuda Registrar of Companies to demonstrate the economic substance of the entity’s activities and business in Bermuda. An economic substance filing must be made with the Register of Companies in Bermuda within six months following the end of the relevant financial period. For those Aspen entities subject to the ESA, we expect that the filings will continue to meet the ESA requirements.
Privacy Laws
The Bermuda Personal Information Protection Act 2016 (“PIPA”) regulates how any individual, entity or public authority may use personal information. PIPA reflects a set of internationally accepted privacy principles and good business practices for the use of personal information. Although PIPA was passed on July 27, 2016, the sections that are currently in effect are limited to those that relate to the establishment and appointment of the privacy commissioner (“Privacy Commissioner”), the hiring of the Privacy Commissioner’s staff, and the general authority of the Privacy Commissioner to inform the public about PIPA. Following the Privacy Commissioner’s appointment, effective January 20, 2020, his office is in the process of communicating with the public and industry on the next steps and will proceed with the further implementation of PIPA. It is expected that the PIPA Commissioner will issue guidance in the last quarter of 2020 and that the guidance will be consistent with existing global standards, including the GDPR.
In addition, the Insurance Amendment Act of 2020 became operative in August 2020 and requires entities regulated by the BMA to provide notice to the BMA of certain cybersecurity events. It is also expected that the BMA’s Insurance Sector Operational Cyber Risk Management Code of Conduct, which includes a series of minimum and recommended cybersecurity standards, will become effective January 1, 2021.
U.K. and E.U. Regulation
General.   Aspen U.K. is authorized by the Prudential Regulation Authority (the “PRA”) to effect and carry out (re)insurance contracts in the United Kingdom in all classes of general (non-life) business and is regulated by both the PRA with respect to prudential matters and by the FCA with respect to the conduct of its business.
Prior to the United Kingdom’s departure from the EU customs union and single market, scheduled to occur on December 31, 2020 (“Brexit”), an insurance company with authorization to write insurance business in the United Kingdom can provide cross-border services in other member states of the EEA subject to having notified the appropriate EEA host state regulator via the PRA prior to commencement of the provision of services and the appropriate EEA host state regulator not having good reason to refuse consent. Aspen U.K. had notified the Financial Services Authority (the PRA/FCA’s predecessor) of its intention to write insurance and reinsurance business in all other EEA member states. As a result, prior to Brexit, Aspen U.K. is able to write insurance business under the “freedom of services” within all EEA member states (freedom of services and freedom of establishment rights together, “Passporting Rights”) contained in the European Council’s Insurance Directives. Also prior to Brexit, as a general insurer, Aspen U.K. is also able to carry out reinsurance business on a cross-border services basis across the EEA.
Following Brexit, Aspen U.K. will likely lose its EEA financial services Passporting Rights. However, AMAL will continue to be able to access the EEA market through Lloyd’s Brussels. Lloyd’s Brussels commenced underwriting all non-life risks from non-U.K. EEA countries from January 1, 2019. Our business written through Lloyd’s Brussels stamp 5383 is 100% reinsured by Syndicate 4711. In addition, Aspen Bermuda established a branch in Zurich, Switzerland in 2019 to write property and casualty reinsurance with inception dates of January 1, 2020 and later.
At present, Aspen U.K. is not writing any new EEA business. Depending on the outcome of political negotiations associated with Brexit, it may be necessary for Aspen to either undertake a transfer of certain of its existing EEA insurance policies (the “impacted EEA policies”) to allow for contract continuity post-Brexit or establish a regulated branch in the relevant EEA state. Such an undertaking may involve the transfer of all ongoing non-U.K. EEA underwriting liabilities associated with those policies to an appropriately authorized third party to allow these liabilities to continue to be administered post-Brexit, in circumstances where it is not possible for Aspen U.K. to run off such liabilities itself. We currently await confirmation from nine jurisdictions where we have open claims as to whether we will be allowed to run-off impacted EEA policies to term, with Ireland being the most significant jurisdiction (representing approximately 87% of our impacted EEA policies by policy count. To date Denmark is the only jurisdiction that has indicated it will not allow us to do so. We are currently exploring options which may be required to address the four existing policies which AIUK has issued in Denmark with live exposures (which have immaterial outstanding limits). Whilst we have not received direct feedback from the Irish regulators, a General Scheme of the Withdrawal of the United Kingdom from the European Union (Consequential Provisions) Bill is currently before the Irish parliament which, if passed, would, subject to certain conditions being met, allow U.K.-authorized insurers to wind up their pre-Brexit business within a period of 15 years. Action is also being taken to close out on any open EEA claims in advance of the implementation of Brexit. A portfolio transfer of EEA insurance policies is being undertaken between Lloyd’s and Lloyd’s Brussels with the aim that it is completed by 31 December 2020. Also depending on the outcome of political negotiations associated with Brexit, there is uncertainty as to whether and when the U.K.’s regulatory regime will be agreed as ‘mutually equivalent’ to that of the European Union’s, particularly as to the application of the Solvency II Directive (defined below).
For more information on the uncertainty surrounding the implementation and effect of Brexit, refer to “Risk Factors — Risks Related to Our Business — Regulatory Risks — The United Kingdom’s decision to withdraw from the E.U. could adversely impact our business, results of operations and financial condition”.
Solvency Requirements.   Aspen U.K., Aspen European Holdings Limited (“Aspen European”) and AMAL (by virtue of being a managing agent of Lloyd’s) are required to meet economic risk-based solvency requirements under the E.U. directive covering the capital adequacy, risk management and regulatory reporting for insurers (the “Solvency II Directive”). The Solvency II Directive, together with European Commission “delegated acts’ and guidance issued by the European Insurance and Occupational Pensions Authority (“EIOPA”) set out classification and eligibility requirements, including the features which capital must display in order to qualify as regulatory capital.
The Solvency II Directive requires insurers to maintain minimum Solvency Capital Requirement (“SCR”), which is calculated by an approved internal capital model or by a standard formula prescribed by EIOPA in accordance with the Solvency II Directive. Aspen U.K. and Aspen European have received approval from the PRA, and AMAL has received approval from Lloyd’s, to use an agreed Internal Model to calculate their respective SCR. Aspen U.K. and AMAL are required to ensure that the Internal Model operates properly on a continuous basis and that it continues to comply with the “Solvency Capital Requirements — Internal Models” provisions as set out in the PRA rulebook and Solvency II Delegated Acts, and, with respect to AMAL, within the Lloyd’s minimum standards. If Aspen U.K. fails to comply with these requirements, the PRA may revoke its approval for Aspen U.K. to use the Internal Model. In addition, failure to adequately capture areas of risk (including as may be identified in the Own Risk and Solvency Assessment (“ORSA”) in the calculation of the SCR may result in the PRA applying a capital add-on to the SCR calculated by the Internal Model. Aspen U.K. must also maintain the ability to calculate its SCR using the Standard Formula as prescribed by EIOPA.
Aspen U.K. and AMAL are required to maintain a minimum margin of solvency equivalent to their SCR at all times, the calculation of which depends on the type and amount of insurance business written as well as reserve, credit, market and operational risks. The financial resources maintained in support of the SCR must be adequate, both as to amount and quality, to ensure that there is no significant risk that an entity’s liabilities cannot be met as they fall due. If the PRA with respect to Aspen U.K. or Lloyd’s with respect to AMAL, considers that there are insufficient capital resources, it can impose additional requirements in relation to the amount and quality of the resources it considers necessary. Any failure to comply with such requirements introduced by regulators can result in intervention by regulators or the imposition of sanctions, which could have an adverse effect on Aspen U.K. and/or AMAL’s results and financial position.
Solvency II Regime Reports and Returns.   Under the Solvency II Directive regime, Aspen U.K. is required to submit quarterly and annual filings with the PRA, including an annual Solvency and Financial Condition Report (“SFCR”), which must also be posted on Aspen’s website. Aspen U.K. must submit an annual ORSA to the PRA. The ORSA report is produced annually and provides a summary of all of the activity and processes during the preceding year to assess and report on risks and ensure that our overall solvency needs are met at all times including a forward-looking assessment. It also explains the linkages between business strategy, business planning and capital and risk management processes. In 2016, the PRA granted Aspen U.K. a waiver for five years absolving it from the requirement to produce certain regulatory returns at the EEA-sub-group level due to Aspen Bermuda being subject to equivalent group supervision.
Restrictions on Dividend Payments.   The company law of England and Wales prohibits English companies, including Aspen U.K., AMAL and AUL, from declaring dividends to their shareholders unless they have profits available for distribution. The determination of whether a company has profits available for distribution is based on its accumulated realized profits and other distributable reserves less its accumulated realized losses. While the U.K. insurance regulatory rules impose no statutory restrictions on a general insurer’s ability to declare a dividend, the PRA’s rules require each authorized insurance company within its jurisdiction to maintain its solvency margin at all times. Accordingly, Aspen U.K., AMAL and AUL may not pay a dividend if the payment of such dividend would result in their SCR coverage ratio falling below certain levels. In addition, any future changes regarding regulatory requirements, including those described above, may restrict the ability of Aspen U.K., AMAL and AUL to pay dividends in the future.
GDPR.   The GDPR, which became effective on May 25, 2018, is a comprehensive regulation applying across all EU member states. All of our business units (regardless of whether they are located in the EU) may be subject to the GDPR when personal data is processed in relation to the offer of goods and services to individuals within the EU. Our compliance with GDPR requires preparation, expenditures, and ongoing compliance efforts. Further, enforcement priorities and interpretation of certain of the GDPR’s provisions are still unclear. Under the GDPR there are penalties for noncompliance which could result in a material fine for certain activities. For example, sanctions for non-compliance with the GDPR could result in a penalty of up to the higher of (a) €20 million; and (b) 4% of a firm’s global annual revenue for the preceding financial year for certain infringements, such as unlawful data transfer outside of the EEA.
Branch Regulations
General
Aspen U.K. and Aspen Bermuda are required to meet local capital requirements and make required local regulatory filings in connection with their respective branch office operations.
Switzerland
In 2019, ABL established a branch in Zurich, Switzerland to write property and casualty reinsurance. A branch that writes only reinsurance is not subject to supervision under the Swiss Federal Insurance Supervision Act by the Financial Market Supervisory Authority FINMA (“FINMA”).
Aspen U.K. established a property and casualty reinsurance branch in Zurich, Switzerland in 2007. In 2010, Aspen U.K. established an insurance branch in Zurich, Switzerland, which was regulated by FINMA pursuant to the Insurance Supervision Act (Switzerland). In 2017, Aspen U.K. discontinued writing insurance business via the insurance branch in Switzerland; however, FINMA maintains supervision over the Aspen U.K. branch while the business is in run off.
Singapore
In 2008, Aspen U.K. received approval from the Monetary Authority of Singapore (“MAS”) to establish a reinsurance branch in Singapore. The activities of this branch are regulated by the MAS pursuant to The Insurance Act of Singapore. Aspen U.K. is also regulated by the Accounting and Corporate Regulatory Authority (“ACRA”) as a foreign company in Singapore. AMAL set up a subsidiary company, Aspen Singapore Pte. Ltd. (“ASPL”), to access insurance business in Singapore and regulatory approval for ASPL to act as an intermediary was received from MAS in 2015. ASPL was incorporated by ACRA in 2015 as a local company regulated by the Companies Act of Singapore.
In August 2020, ABL submitted an application for approval from the MAS to establish a reinsurance branch in Singapore. We intend to transition the business currently written through our AIUK branch in Singapore to this ABL branch.
Canada
Aspen U.K. established a Canadian branch in 2006 whose activities are regulated by the Office of the Superintendent of Financial Institutions (“OSFI”). OSFI is the federal regulatory authority that supervises Canadian and non-Canadian insurance companies operating in Canada pursuant to the Insurance Companies Act (Canada). In addition, the branch is subject to the laws and regulations of each of the provinces and territories in which it is licensed.
Australia
In 2008, Aspen U.K. received authorization from the Australian Prudential Regulation Authority (“APRA”) to establish a branch in Australia. The activities of the Australian branch are regulated by APRA pursuant to the Insurance Act of Australia 1973. Aspen U.K. is also registered by the Australian Securities and Investments Commission as a foreign company in Australia under the Corporations Act of Australia 2001.
Other Regulated Firms
AUKSSL is authorized and regulated by the FCA and is subject to a separate prudential regime and other requirements for insurance intermediaries under the FCA Handbook.
Until February 7, 2020, Aspen Risk Management Limited (“ARML”) was also authorized and regulated by the FCA. ARML ceased binding business in July 2019 and, because Aspen U.K. has assumed ARML’s underwriting administration and claims handling obligations for the runoff business, ARML was voluntarily de-authorized.
Dubai
AUKSSL established a branch in Dubai through which it places reinsurance business into Aspen U.K. The Dubai Financial Services Authority (“DFSA”) confirmed its approval of the branch in 2015. In November 2019, we determined to close the Dubai branch. The Dubai Branch was voluntarily de-authorized in April 2020, and we expect the remaining steps in the closure process to be completed in the second half of 2020.
Lloyd’s Regulation
General.   The operations of Syndicate 4711 are subject to regulation and supervision of the PRA, FCA and the Council of Lloyd’s. AMAL is the managing agent for Syndicate 4711 and AUL provides underwriting capacity to Syndicate 4711 and is a Lloyd’s corporate member. The FCA and PRA both regulate insurers, insurance intermediaries and Lloyd’s itself. Lloyd’s establishes Minimum Standards for all managing agents to maintain that are designed to meet applicable regulatory requirements.
Solvency Requirements.   Underwriting capacity of a member of Lloyd’s must be supported by providing a deposit (referred to as “Funds at Lloyd’s”) in the form of cash, securities or letters of credit in an amount determined in accordance with Lloyd’s requirements and the Solvency II regime. The amount of such deposit is calculated for each member through the completion of an annual capital adequacy exercise. Under these requirements, Lloyd’s must demonstrate that each member has sufficient assets to meet its underwriting liabilities plus a required solvency margin.
Intervention Powers.   The Council of Lloyd’s has wide discretionary powers to regulate members’ underwriting at Lloyd’s. It may, for instance, change the basis on which syndicate expenses are allocated or vary the Funds at Lloyd’s or the investment criteria applicable to the provision of Funds at Lloyd’s. Exercising any of these powers might affect the return on an investment of the corporate member in a given underwriting year. Further, the annual business plans of a syndicate are subject to the review and approval of the Lloyd’s Franchise Board. The Franchise Board is responsible for setting risk management and profitability targets for the Lloyd’s market and operates a business planning and monitoring process for all syndicates.
If a member of Lloyd’s is unable to pay its debts to policyholders, such debts may be payable by the Lloyd’s Central Fund, which in many respects acts as an equivalent to a state guaranty fund in the United States. If

Lloyd’s determines that the Central Fund needs to be increased, it has the power to assess premium levies on current Lloyd’s members. The Council of Lloyd’s has discretion to call or assess up to 3% of a member’s underwriting capacity in any one year as a Central Fund contribution. Our syndicate capacity for the 2020 underwriting year is $717.6 million (2019 underwriting year — $611.3 million).
Lloyd’s Brussels.   Lloyd’s Brussels is authorized and regulated by the National Bank of Belgium (“NBB”) and regulated by the Belgian Financial Services and Markets Authority. Lloyd’s Brussels is an authorized insurance company licensed to write non-life risks across the EEA and the United Kingdom and also maintains 19 branches across Europe. AMAL acts as an outsource provider for Lloyd’s Brussels and, as such, AMAL is required to comply with policies and operating guidelines mandated by Lloyd’s Brussels in order to meet NBB, the Belgian Financial Services and Markets Authority and other European regulatory requirements applicable to Lloyd’s Brussels.
Jersey Regulation
In 2010, we purchased APJ Jersey, a Jersey registered insurance company which is subject to the jurisdiction of the Jersey Financial Services Commission (“JFSC”). The JFSC sets the solvency regime for insurance companies under its jurisdiction. APJ Jersey holds funds in excess of the minimum requirement. APJ Jersey ceased underwriting new business in April 2020 and was placed into run-off in June 2020.
U.S. Regulation
General.   Our U.S. operations are subject to extensive governmental regulation and supervision by the states and jurisdictions in which insurance entities operating in the United States are domiciled, licensed and/or eligible to conduct business. AAIC is licensed to write insurance on an admitted basis in all 50 U.S. states, the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands. Aspen Specialty is licensed in North Dakota and is eligible to write surplus lines policies in all 50 U.S. states and the District of Columbia. Aspen U.K. and Syndicate 4711 are not licensed to write insurance on an admitted basis in any state in the United States, but are alien insurers eligible to write surplus lines business in all 50 U.S. states, the District of Columbia and other U.S. jurisdictions based on their listing in the Quarterly Listing of Alien Insurers of the International Insurers Department (“IID”) of the National Association of Insurance Commissioners (“NAIC”), the organization that works to promote standardization of best practices and assists state insurance regulatory authorities and insurers in the United States. Pursuant to IID requirements, Aspen U.K. and Syndicate 4711 have established a U.S. surplus lines trust fund to secure obligations under U.S. surplus lines policies. As of December 31, 2019, Aspen U.K.’s and Syndicate 4711’s surplus lines trust fund was $215.5 million.
The insurance laws and regulations of our U.S. subsidiaries’ domiciliary states have the most significant impact on our U.S. operations as well as the lead state regulator of an insurance holding company system. AAIC is domiciled in Texas and Aspen Specialty is domiciled in North Dakota. Following the Merger, AAIC and Aspen Specialty became part of the Apollo Global Management Group holding company system. The lead state insurance regulator for the Apollo Global Management Group holding company system is Iowa.
Generally, U.S. states regulate insurance holding companies to assure the fairness of inter-affiliate transactions, the propriety of dividends paid to corporate parents and the benefits of any proposed change of control transaction. States also regulate insurer solvency, accounting matters and risk management, as well as a range of operational matters, including authorized lines of business, permitted investments, policy forms and premium rates for admitted companies, maximum single policy risks, adequacy of reserves for losses and unearned premiums and maintenance of in-state deposits for the benefit of policyholders. To monitor compliance, state insurance departments perform periodic market conduct examinations and financial fitness examinations, and require the filing of annual and other reports relating to the financial condition of companies and other matters. Certain U.S. regulatory requirements are highlighted below. In addition, AAIC is a certified surety company approved by the U.S. Department of the Treasury and is subject to federal regulations related to Treasury certified sureties.
State Insurance Holding Company Acts.   All U.S. states have laws regulating insurance holding company systems. These laws require insurance companies, which are formed and chartered in the state (referred to as “domestic insurers”), to register with the state department of insurance (referred to as their “domestic state or regulator”) and file information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Insurance holding company regulations principally relate to (i) state insurance approval of the acquisition of domestic insurers, (ii) prior review or approval of certain transactions between the domestic insurer and its affiliates, and (iii) regulation of dividends made by the domestic insurer. All transactions within a holding company system affecting domestic insurers must be determined to be fair and equitable.
As a result of the NAIC’s Solvency Modernization Effort, which dates back to 2008, in 2014, the NAIC adopted the Corporate Governance Annual Disclosure Model Act, which has been enacted by our lead state of Iowa, as well as our domestic states of Texas and North Dakota. The model law requires insurers to make an annual confidential filing regarding their corporate governance policies. In addition, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment Model Act (“ORSA”), which also has been adopted by Iowa, Texas and North Dakota. ORSA requires insurers to maintain a risk management framework and conduct an internal risk and solvency assessment of the insurer’s material risks in normal and stressed environments. Many state insurance holding company laws, including those of Iowa, Texas and North Dakota, have also been amended to require insurers to file an annual confidential enterprise risk report with their lead domestic regulator, disclosing material risks within the entire holding company system that could pose an enterprise risk to the insurer.
State Dividend Limitations.   Under Texas and North Dakota law, respectively, AAIC and Aspen Specialty may only pay dividends out of earned surplus as distinguished from contributed surplus. In addition, under Texas and North Dakota law, an insurance company’s policyholder surplus after payment of a dividend must be reasonable in relation to its outstanding liabilities and adequate for its financial needs.
In addition, Texas and North Dakota law generally limit the ability of AAIC or Aspen Specialty to pay dividends above a specified level. Dividends or distributions in excess of specified level are deemed “extraordinary” and are subject to prior notice to and approval of the applicable state insurance regulator.
Aspen U.S. Holdings, Inc. (“Aspen U.S. Holdings”) must also meet its own dividend eligibility requirements under Delaware corporate law in order to distribute any dividends received from AAIC. In particular, any dividend paid by Aspen U.S. Holdings must be declared out of surplus or net profits.
State Risk-Based Capital Regulations.   U.S. insurers are subject to risk-based capital (“RBC”) guidelines that provide a method to measure the total adjusted capital (statutory capital and surplus plus other adjustments) taking into account the specific risk characteristics of the insurer’s investments and products. The RBC guidelines establish capital requirements for four categories: asset risk, insurance risk, interest rate risk and business risk.
Guaranty Fund Assessments and Residual Market Mechanisms.   Most states require licensed insurance companies to participate in guaranty funds in order to provide funds for payment of losses for insurers which have become insolvent. Assessments are generally between 1% and 2% of annual premium written in the state. Some states also require licensed and admitted insurers to participate in various state residual market mechanisms whose goal is to provide affordability and availability of insurance to those clients who may not otherwise be able to obtain insurance, including, for example catastrophe insurance in high-risk areas. If losses exceed the funds, the pool is available to pay those losses. The pools have the ability to assess insurers to provide additional funds to the pool. The amounts of the assessment for each company are normally based upon the proportion of each insurer’s (and in some cases the insurer’s and its affiliates’) written premium for coverages similar to those provided by the pool, and are frequently uncapped.
Cybersecurity Regulations.   In 2017, new cybersecurity rules took effect for financial institutions, insurers and certain other companies supervised by the New York Department of Financial Services (the “NYDFS Cybersecurity Regulation”), such as AAIC, which is licensed in New York. The NYDFS Cybersecurity Regulation imposes significant regulatory requirements intended to protect the confidentiality, integrity and availability of information systems.
In 2017, the NAIC also adopted the Insurance Data Security Model Law (the “Cybersecurity Model Law”). The Cybersecurity Model Law requires insurers, insurance producers and other entities required to be licensed under state insurance laws to comply with certain requirements under state insurance laws, such as developing and maintaining a written information security program, conducting risk and overseeing the data security practices of third-party vendors. The Cybersecurity Model Law closely resembles the NYDFS Cybersecurity Regulation and has been adopted by several U.S. states. Significant other comprehensive privacy laws have been enacted that some of our businesses are subject to, most notably the California Consumer Privacy Act (CCPA), which went into effect January 1, 2019. Several other states are considering adopting laws and regulations imposing obligations regarding the handling of personal data.
Operations of Aspen U.K., Syndicate 4711 and Aspen Bermuda.   As stated above, Aspen U.K. and Syndicate 4711, are eligible to write surplus lines business as alien, non-admitted insurers in all 50 U.S. states, the District of Columbia and other U.S. jurisdictions. Because Aspen U.K. and Syndicate 4711 are not licensed under the laws of any U.S. state, U.S. solvency regulation tools otherwise applicable to admitted insurers do not generally apply to them. However, Aspen U.K. and Syndicate 4711 are subject to federal and state incidental regulations in areas such as those pertaining to federal and state reporting related to terrorism coverage and post-disaster emergency orders.
Credit for Reinsurance.   Aspen U.K. and Aspen Bermuda also provide reinsurance to U.S. cedants. In general, a ceding company that obtains reinsurance from a reinsurer that is licensed, accredited or approved by the jurisdiction in which the ceding company is domiciled is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the liability for unearned premiums and loss reserves and loss expense reserves ceded to the reinsurer. Many jurisdictions also permit ceding companies to take credit on their statutory financial statements for reinsurance obtained from unlicensed or non-admitted reinsurers if certain prescribed security arrangements are made. Aspen U.K. and Aspen Bermuda have obtained approval of a multi-beneficiary trust arrangement that satisfies the credit for reinsurance requirements for their U.S. customers. Generally, the minimum trust fund amount is $20.0 million plus an amount equal to 100% of a reinsurer’s U.S. reinsurance liabilities collateralized under this arrangement. Aspen Bermuda has obtained approval to post reduced collateral with respect to obligations owed to cedants domiciled in Florida, New York and North Dakota (i.e., 20% versus 100%).
Recent developments in U.S. and international laws are trending towards eliminating collateral requirements for alien reinsurers operating in non-domestic markets. The Dodd-Frank Act authorized the U.S. Department of Treasury and the Office of the U.S. Trade Representative to negotiate covered agreements governing certain matters relating to insurance with foreign jurisdictions, including reinsurance collateral, group supervision and exchange of information between supervisory authorities. Such covered agreements could pre-empt state insurance laws. In September 2017, the U.S. federal authorities and the E.U. signed a covered agreement and, in response to Brexit, the U.S. and U.K. signed a covered agreement in December 2018 consistent with the U.S. and E.U. agreement. In terms of reinsurance, both covered agreements eliminate collateral and local presence requirements for alien reinsurers operating in non-domestic markets. U.S. state regulators have until September 22, 2022 to adopt the reinsurance requirements for E.U. and U.K. reinsurers that meet the prescribed minimum conditions set forth in the covered agreements or state law imposing reinsurance collateral requirements may be subject to federal preemption. In 2019 the NAIC adopted additional revisions to its Credit for Reinsurance Model Law and Model Regulation (together, the “2019 Amended Credit for Reinsurance Model Act”) to conform to the reinsurance collateral elimination requirements of the covered Agreements. We will continue to monitor developments in collateral elimination with a view to seeking approval to eliminate Aspen U.K. and Aspen Bermuda collateral requirements in the states and jurisdictions that enact the 2019 Amended Credit for Reinsurance Model Act.
Developing International Matters and Group Capital.   In November 2019, the International Association of Insurance Supervisors (the “IAIS”) adopted the Common Framework for the Supervision of Internationally Active Insurance Groups (“ComFrame”). ComFrame will be applicable to entities that meet the IAIS’s criteria for internationally active insurance groups (“IAIGs”) and are designated as such. ComFrame establishes international standards for the designation of a group-wide supervisor for each IAIG and for the imposition of a group capital requirement applicable to an IAIG in addition to the current legal entity capital requirements imposed by relevant insurance laws and regulations. The NAIC developed a model law that allows state insurance regulators in the United States to be designated as group-wide supervisors for U.S.-based IAIGs. In November 2019, the IAIS adopted a revised version of the risk-based global insurance capital standard (the ICS Version 2.0), which is the group capital component of ComFrame. The NAIC is developing a group capital calculation tool using an RBC aggregation methodology for all entities within an insurance holding company system group, including non-U.S. entities, and is seeking effective equivalency of such tool to the ICS for U.S.-based IAIGs. The goal is to provide U.S. regulators with a method to aggregate the available capital and the minimum capital of each entity in a group in a way that applies to all groups regardless of their structure. The

NAIC expects to adopt the final group capital calculation tool in 2020. The NAIC has stated that the calculation will be a regulatory tool and will not constitute a requirement or standard. It is not possible to predict what impact any such regulatory tool may have on our business.
In the event that Apollo and Apollo’s insurance company affiliates become an IAIG, we may be subject to a group capital calculation consistent with or comparable to international capital standards in that context. It is possible that the development of these international standards will have an impact on our capital position and capital structure in the future. We cannot predict with any degree of certainty the additional capital requirements, compliance costs or other burdens these requirements may impose on us.
Other U.S. Regulated Entities
Investment adviser regulation.   Our subsidiary Aspen Capital Advisors Inc. (“Aspen Advisors”) is registered with the SEC as a registered investment adviser. Aspen Advisors is the investment adviser to a private investment fund that primarily invests in securities tied to weather, natural disasters or other insurance risks as well as certain collateralized property catastrophe reinsurance contracts. In the future, Aspen Advisors may form and manage additional privately offered pooled investment vehicles, customize funds for single investors or groups of investors or manage separately managed accounts of other qualified clients on a limited basis. Aspen Advisors net assets under management as at December 31, 2019 were $97.3 million (December 31, 2018 — $86.3 million), all of which were managed on a discretionary basis. The amount disclosed differs from Aspen Advisors “regulatory assets under management” disclosed in Part 1 of its Form ADV, which is calculated in accordance with the requirements of that form.
Aspen Advisors is subject to regulation as an investment adviser by the SEC. Federal and state securities laws and regulations are primarily intended to protect investors in the securities markets and generally grant regulatory agencies broad rulemaking and enforcement powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations. The SEC and state securities regulatory authorities from time to time may make inquiries and conduct examinations regarding compliance by Aspen Advisors with securities and other laws and regulations. We intend to cooperate with such inquiries and examinations and take corrective action when warranted. Aspen Advisors may also be subject to similar laws and regulations in foreign countries if it provides investment advisory services, offers products similar to those described above or conducts other activities.

DESCRIPTION OF OTHER INDEBTEDNESS
Proceeds Loan
The gross proceeds from the Offering received by the Bermuda Issuer will be used to fund intercompany loans to each of the Sponsor HoldCos. The terms of the Proceeds Loans, including maturity, interest rates and payment dates, will track such terms as provided in the Indenture with respect to the Notes.
The following summary of certain provisions of the documents listed below governing certain of the indebtedness of the Aspen Group does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents. For a summary of our Preference Shares, see “Description of the Preference Shares.”
Senior Notes
On November 13, 2013, Aspen Holdings closed its offering of $300.0 million 4.65% Senior Notes due November 15, 2023 (the “2023 Senior Notes”). The net proceeds from the 2023 Senior Notes offering, before offering expenses, were $299.7 million and a portion of the proceeds was used to redeem the then outstanding 2014 Senior Notes. Subject to applicable law, the 2023 Senior Notes will be the senior unsecured obligations of Aspen Holdings and will rank equally in right of payment with all of our other senior unsecured indebtedness from time to time outstanding.
Aspen Holdings may redeem the 2023 Senior Notes, in whole at any time or in part from time to time, at Aspen Holdings’ option, at a “make-whole” redemption price equal to the greater of 100% of the principal amount being redeemed; or the sum of the present values of the remaining scheduled payments of principal and interest (other than accrued interest) on the notes being redeemed, discounted to the redemption date on a semi-annual basis at the treasury rate (as defined therein) plus 30 basis points, plus, in either case, any accrued and unpaid interest to, but excluding, the redemption date.
The debt securities are not be subject to a sinking fund or other mandatory redemption or to redemption or repurchase at the option of the holders upon a change of control, a change in management, an asset sale or any other specified event.
Subject to certain exceptions, so long as any of the senior notes described above remain outstanding, Aspen Holdings has agreed that neither it nor any of its subsidiaries will (i) create a lien on any shares of capital stock of any designated subsidiary (currently Aspen U.K. and Aspen Bermuda, as defined in the Indenture), or (ii) issue, sell, assign, transfer or otherwise dispose of any shares of capital stock of any designated subsidiary. Certain events will constitute an event of default under the Senior Notes Indenture, including default in payment at maturity of any of our other indebtedness in excess of $50.0 million.
Credit Agreement
On March 27, 2017, Aspen Holdings and certain of its direct or indirect subsidiaries (collectively, the “Borrowers”) entered into a Second Amended and Restated Credit Agreement (as amended, the “Credit Agreement”) with various lenders and Barclays Bank plc, as administrative agent, which amends and restates the Amended and Restated Credit Agreement, dated as of June 12, 2013, among the Company, certain subsidiaries thereof, various lenders and Barclays Bank plc, as administrative agent. The credit facility will be used by the Borrowers to finance the working capital needs of the Company and its subsidiaries, for letters of credit in connection with the insurance and reinsurance businesses of the Company and its subsidiaries and for other general corporate purposes. Initial availability under the credit facility is $200,000,000 and the Company has the option (subject to obtaining commitments from acceptable lenders) to increase the credit facility by up to $100,000,000. The credit facility will expire on March 27, 2022.
As at June 30, 2020, no borrowings were outstanding under the Credit Agreement. The fees and interest rates on the loans and the fees on the letters of credit payable by the Borrowers under the Credit Agreement are based upon the credit ratings for the Company’s long-term unsecured senior debt by S&P or Moody’s, as the case may be. In addition, the fees for a letter of credit vary based upon whether the applicable Borrower has provided collateral (in the form of cash or qualifying debt securities) to secure its reimbursement obligations with respect to such letter of credit.
Under the Credit Agreement, the Company must not permit (a) consolidated tangible net worth to be less than approximately $1,891,000,000 plus 25% of consolidated net income and 25% of aggregate net cash proceeds from the issuance by the Company of its share capital, in each case after January 1, 2020, (b) the ratio of its total consolidated debt to the sum of such debt plus our consolidated tangible net worth to exceed 35% or (c) any material insurance subsidiary to have a financial strength rating of less than “B++” from A.M. Best. The Credit Agreement contains other customary affirmative and negative covenants, including (subject to various exceptions) restrictions on the ability of the Company and its subsidiaries to incur indebtedness, create or permit liens on their assets, engage in mergers or consolidations, dispose of assets, pay dividends or other distributions, purchase or redeem the Company’s equity securities, make investments and enter into transactions with affiliates. In addition, the Credit Agreement has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, bankruptcy or insolvency proceedings, change of control and cross-default to other debt agreements.
Other Credit Facilities
Outstanding
On June 29, 2018, Aspen Bermuda and Citibank Europe plc (“Citi Europe”) amended the committed letter of credit facility, dated June 30, 2012, as amended on June 30, 2014, June 30, 2016 and June 30, 2020, (the “LOC Facility”). The latest amendment to the LOC facility extends the term of the LOC Facility to June 30, 2022. The maximum aggregate amount available under the LOC Facility is $500.0 million. Under the LOC Facility, Aspen Bermuda will pay to Citi Europe (a) a letter of credit fee based on the available amounts of each letter of credit and (b) a commitment fee, which varies based upon usage, on the unutilized portion of the LOC Facility. Aspen Bermuda will also pay interest on the amount drawn by any beneficiary under the LOC Facility at a rate per annum of LIBOR plus 1% (plus reserve asset costs, if any) from the date of drawing until the date of reimbursement by Aspen Bermuda. In addition, Aspen Bermuda and Citi Europe entered into an uncommitted letter of credit facility whereby Aspen Bermuda has the ability to request letters of credit under this facility subject to the prior approval of Citi Europe. The fee associated with the uncommitted facility is a letter of credit fee based on the available amounts of each letter of credit issued under the uncommitted facility. Both the LOC Facility and the uncommitted facility are used to secure obligations of Aspen Bermuda to its policyholders. In addition to these facilities, we also use regulatory trusts to secure our obligations to policyholders.
The terms of a pledge agreement between Aspen Bermuda and Citi Europe (pursuant to an assignment agreement dated October 11, 2006) dated January 17, 2006, as amended, were also amended on June 30, 2014 to change the types of securities or other assets that are acceptable as collateral under the New LOC Facility. All other agreements relating to Aspen Bermuda’s LOC Facility, which now apply to the LOC Facility with Citi Europe, as previously filed with the SEC, remain in full force and effect. As at June 30, 2020, we had $445.4 million of outstanding collateralized letters of credit under the LOC Facility (December 31, 2019 —$444.2 million under the LOC Facility).
On February 11, 2019, Aspen Holdings (acting as guarantor of Aspen European) and Aspen European entered into a letter of credit facility agreement with National Australia Bank Limited, London Branch, for the purpose of obtaining a letter of credit in favor of Aspen U.K. for a sum not to exceed $100 million. In the event Aspen U.K. demands payment of cash funds under this facility, Aspen Holdings as guarantor would be required to repay the letter of credit. A letter of credit was issued in favor of Aspen U.K. for a sum of $100 million which expires on February 11, 2023.
Potential new facilities
We currently have commitments for, and are negotiating agreements with lenders to enter into, additional credit facilities to provide additional capacity to support our ordinary course operations for our insurance and reinsurance obligations.
AUL is negotiating financing facilities, including letters of credit, to support Funds at Lloyd’s requirements. We expect the aggregate amount available under these facilities to be approximately $220 million and to be fully utilized during the fourth quarter of 2020, and we expect that Aspen Holdings and/or other subsidiaries will provide a guaranty of some of AUL’s obligations under these facilities.
AAIC and Aspen Specialty are currently in negotiations with a lender to obtain their own respective secured lines of credit and letter of credit capacity. The maximum amount available under these facilities will vary based on the borrower’s net admitted assets and the lender’s underwriting criteria. AAIC currently expects to have access to an aggregate amount of up to approximately $340 million and Aspen Specialty currently expects to have access to an aggregate amount up to approximately $120 million. The full amount of any advances under these facilities will be secured by pledged assets acceptable to the lender. AAIC and Aspen Specialty expect to enter into these facilities during the fourth quarter of 2020 to provide access to further financial flexibility; however we do not expect to draw on these facilities in the near future.
While we expect to enter into these facilities during the fourth quarter of 2020, we are not able to provide assurance that we will enter into, or have access to, these facilities.

PART I FINANCIAL INFORMATION
Item 1. Unaudited Condensed Consolidated Financial Statements
ASPEN INSURANCE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS As at June 30, 2020 and December 31, 2019 ($ in millions, except share and per share amounts)
	As at June 30, 2020	As at December 31, 2019
ASSETS
Investments:
Fixed income maturities, available for sale (amortized cost – $4,817.4 and $4,845.2) Net of allowance for expected credit losses of $0.2 as at June 30, 2020.	$5,094.2	$4,958.2
Fixed income maturities, trading at fair value (amortized cost – $902.4 and $1,120.0)	887.3	1,128.8
Short-term investments, available for sale (amortized cost – $146.6 and $106.1)	146.6	117.6
Short-term investments, trading at fair value (amortized cost – $31.9 and $96.9)	31.9	79.2
Catastrophe bonds, trading at fair value ( cost – $24.3 and $31.8)	24.3	28.6
Privately-held investments, trading at fair value (amortized cost – $313.8 and $56.2)	291.7	279.7
Investments, equity method	68.2	67.9
Other investments	107.2	111.4
Total investments	6,651.4	6,771.4
Cash and cash equivalents (including cash within consolidated variable interest entities of – $69.9 and $85.7)	1,135.4	1,030.5
Reinsurance recoverables
Unpaid losses (Net of allowance for expected credit losses of $3.7 as at June 30, 2020)	3,236.7	2,319.8
Ceded unearned premiums	622.1	443.7
Receivables
Underwriting premiums (Net of allowance for expected credit losses of $20.7 as at June 30, 2020)	1,780.8	1,318.4
Other	114.5	114.3
Funds withheld	82.3	85.0
Deferred policy acquisition costs	324.7	291.1
Derivatives at fair value	11.1	12.9
Receivables for securities sold	6.4	5.1
Office properties and equipment	67.9	64.8
Right-of-use operating lease assets	88.0	93.5
Tax recoverable	—	4.5
Deferred tax assets	—	—
Other assets	3.3	1.6
Intangible assets and goodwill	23.4	23.9
Total assets	$14,148.0	$12,580.5

See accompanying notes to unaudited condensed consolidated financial statements.

ASPEN INSURANCE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS As at June 30, 2020 and December 31, 2019 ($ in millions, except share and per share amounts)
	As at June 30, 2020	As at December 31, 2019
LIABILITIES
Insurance reserves
Losses and loss adjustment expenses	$7,055.2	$6,951.8
Unearned premiums	2,150.4	1,737.7
Total insurance reserves	9,205.6	8,689.5
Payables
Reinsurance premiums(1)	1,527.9	439.6
Current taxation	6.4	2.7
Accrued expenses and other payables	160.9	220.8
Payment for securities purchased	39.8	2.2
Operating lease liabilities	107.4	113.2
Liabilities under derivative contracts	121.3	87.2
Total payables	1,963.7	865.7
Long-term debt	299.9	299.8
Total liabilities	$11,469.2	$9,855.0
Commitments and contingent liabilities (see Note 17)	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares:
60,395,839 shares of par value $0.01 each (December 31, 2019 – 60,395,839 of par value $0.01 each)	$0.6	$0.6
Preference shares:
11,000,000 5.95% shares of par value 0.15144558¢ each (December 31, 2019 – 11,000,000)	—	—
10,000,000 5.625% shares of par value 0.15144558¢ each (December 31, 2019 – 10,000,000)	—	—
10,000,000 5.625% depositary shares of par value 0.15144558¢ each (December 31, 2019 – 10,000,000)	—	—
Non-controlling interest	—	—
Additional paid-in capital	1,201.7	1,201.7
Retained earnings	1,319.4	1,514.6
Accumulated other comprehensive income, net of taxes	157.1	8.6
Total shareholders’ equity	2,678.8	2,725.5
Total liabilities and shareholders’ equity	$14,148.0	$12,580.5

(1)
Included within reinsurance recoverables for unpaid losses and ceded premiums payable are $770.0 million of recoveries and $770.0 million of premiums payable associated with the purchase of an adverse development cover.

See accompanying notes to unaudited condensed consolidated financial statements.

ASPEN INSURANCE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME ($ in millions)
	Six Months Ended June 30,
	2020	2019
Revenues
Net earned premium	$1,191.7	$1,040.2
Net investment income	84.9	99.2
Realized and unrealized investment gains	36.8	72.9
Other income	1.9	3.0
Total revenues	1,315.3	1,215.3
Expenses
Losses and loss adjustment expenses	883.0	631.9
Amortization of deferred policy acquisition costs	230.9	190.0
General, administrative and corporate expenses	198.3	264.0
Interest on long-term debt	21.7	11.0
Change in fair value of derivatives	87.8	133.6
Change in fair value of loan notes issued by variable interest entities	—	3.0
Realized and unrealized investment losses	70.6	10.6
Net realized and unrealized foreign exchange (gains)/losses	(14.2)	13.9
Other expenses	1.8	1.4
Total expenses	1,479.9	1,259.4
(Loss) from operations before income tax	(164.6)	(44.1)
Income tax (expense)/benefit	(4.1)	6.8
Net (loss)	$(168.7)	$(37.3)
Amount attributable to non-controlling interest	—	1.2
Net (loss) attributable to Aspen Insurance Holdings Limited’s ordinary shareholders	$(168.7)	$(36.1)
Other Comprehensive Income/(Loss):
Available for sale investments:
Reclassification adjustment for net realized gains on investments included in net income	$(18.4)	$(1.1)
Change in net unrealized gains/(losses) on available for sale securities held	182.5	147.9
Net change from current period hedged transactions	(5.1)	(1.0)
Change in foreign currency translation adjustment	(7.0)	(11.0)
Other comprehensive income, gross of tax	152.0	134.8
Tax thereon:
Reclassification adjustment for net realized gains on investments included in net income	—	—
Change in net unrealized (losses)/gains on available for sale securities held	(4.2)	(10.3)
Net change from current period hedged transactions	0.4	0.5
Change in foreign currency translation adjustment	0.3	2.5
Total tax on other comprehensive income	(3.5)	(7.3)
Other comprehensive income net of tax	148.5	127.5
Total comprehensive (loss)/income attributable to Aspen Insurance Holdings Limited’s ordinary shareholders	$(20.2)	$91.4

See accompanying notes to unaudited condensed consolidated financial statements.

ASPEN INSURANCE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY ($ in millions)
	Six Months Ended June 30,
	2020	2019
Ordinary shares
Beginning of the period	$0.6	$0.1
Ordinary shares canceled	—	(0.1)
New ordinary shares issued	—	0.6
End of the period	0.6	0.6
Preference shares
Beginning and end of the period	—	—
Non-controlling interest
Beginning of the period	—	3.7
Net change attributable to non-controlling interest for the period	—	(2.5)
Minority interest buy-out	—	(1.2)
End of the period	—	—
Additional paid-in capital
Beginning of the period	1,201.7	967.5
New ordinary shares issued	—	0.8
Minority interest consideration	—	(0.8)
Minority interest buy-out	—	2.5
End of the period	1,201.7	970.0
Retained earnings
Beginning of the period	1,514.6	1,791.0
Net income for the period	(168.7)	(37.3)
Dividends on preference shares	(22.2)	(15.2)
Net change attributable to non-controlling interest for the period	—	1.2
Operating leases(1)	—	(2.4)
Opening Credit losses (CECL)(2)	(4.3)	—
End of the period	1,319.4	1,737.3
Accumulated other comprehensive income:
Cumulative foreign currency translation adjustments, net of taxes:
Beginning of the period	(80.2)	(55.4)
Change for the period, net of income tax	(6.7)	(8.5)
End of the period	(86.9)	(63.9)
Gain on derivatives, net of taxes:
Beginning of the period	4.3	0.3
Net change from current period hedged transactions	(4.7)	(0.5)
End of the period	(0.4)	(0.2)
Unrealized appreciation on investments, net of taxes:
Beginning of the period	84.5	(66.8)
Change for the period, net of taxes	159.9	136.5
End of the period	244.4	69.7
Total accumulated other comprehensive (loss), net of taxes	157.1	5.6
Total shareholders’ equity	$2,678.8	$2,713.5

(1)
The $2.4 million relates to the cumulative effect-adjustment to opening retained earnings as a result of the recognition of operating lease right-of-use assets and corresponding liabilities on the balance sheet following the adoption of ASU 2016-02. The adjustment has been applied using a modified retrospective approach.

(2)
The $4.3 million relates to the cumulative effect-adjustment to opening retained earnings as a result of the recognition of current expected credit losses (‘CECL’) in the Company’s available-for-sale investment portfolio and reinsurance recoverables following the adoption of ASU 2016-13.

See accompanying notes to unaudited condensed consolidated financial statements.

ASPEN INSURANCE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS ($ in millions)
	Six Months Ended June 30,
	2020	2019
Cash flows (used in) operating activities:
Net (loss)	$(168.7)	$(37.3)
Proportion due to non-controlling interest	—	1.2
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation	14.5	13.3
Amortization	5.6	4.3
Amortization of right-of-use operating lease assets	5.9	6.6
Interest on operating lease liabilities	2.6	2.4
Realized and unrealized investment gains	(36.8)	(72.9)
Realized and unrealized investment losses	70.6	10.6
Deferred taxes	—	(1.4)
Change in fair value of loan notes issued by variable interest entities	—	3.0
Net realized and unrealized investment foreign exchange losses/(gains)	1.3	48.1
Net change from current period hedged transactions	(4.7)	(0.5)
Changes in:
Insurance reserves:
Losses and loss adjustment expenses	146.2	(345.4)
Unearned premiums	419.8	235.1
Reinsurance recoverables:
Unpaid losses	(932.9)	(190.4)
Ceded unearned premiums	(180.1)	(59.9)
Other receivables	0.4	(27.5)
Deferred policy acquisition costs	(34.5)	(41.2)
Reinsurance premiums payable	1,090.1	99.9
Funds withheld	2.7	(0.8)
Premiums receivable	(463.9)	(53.9)
Income tax payable	7.8	5.1
Accrued expenses and other payables	(65.3)	(28.6)
Fair value of derivatives and settlement of liabilities under derivatives	35.9	128.5
Long-term debt and loan notes issued by variable interest entities	0.1	0.1
Operating lease liabilities	(8.5)	(9.0)
Other assets	(1.7)	(1.5)
Net cash (used in) operating activities	$(93.6)	$(312.1)

See accompanying notes to unaudited condensed consolidated financial statements.

ASPEN INSURANCE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS ($ in millions)
	Six Months Ended June 30,
	2020	2019
Cash flows from investing activities:
(Purchases) of fixed income securities – Available for sale	$(972.1)	$(651.8)
(Purchases) of fixed income securities – Trading	(213.9)	(620.8)
Proceeds from sales and maturities of fixed income securities – Available for sale	988.4	1,065.2
Proceeds from sales and maturities of fixed income securities – Trading	428.8	731.6
(Purchases) of equity securities – Trading	(0.6)	—
Net (purchases) of catastrophe bonds – Trading	4.3	(1.5)
(Purchases) of short-term investments – Available for sale	(157.1)	(126.9)
Proceeds from sales of short-term investments – Available for sale	123.7	113.7
(Purchases) of short-term investments – Trading	(32.2)	(154.6)
Proceeds from sales of short-term investments – Trading	79.1	68.6
(Purchase) of privately-held investments	(58.6)	(56.1)
Proceeds from sale of privately-held investments	21.0	—
Net change in (payable)/receivable for securities sold	36.3	92.0
Net (purchases) of other investments	(0.3)	—
Net (purchases) of equipment	(17.9)	(12.6)
Investment in Bene	—	(1.1)
Net cash from investing activities	228.9	445.7
Cash flows (used in) financing activities:
Proceeds from the issuance of ordinary shares, net of issuance costs	—	1.4
Ordinary shares canceled	—	(0.1)
Minority interest consideration	—	(0.8)
Repayment of long-term debt issued by Silverton	—	(4.3)
Dividends paid on preference shares	(22.2)	(15.2)
Cash paid for tax withholding purposes	—	(2.8)
Net cash (used in) financing activities	(22.2)	(21.8)
Effect of exchange rate movements on cash and cash equivalents	(8.3)	(0.1)
Increase in cash and cash equivalents	104.8	111.7
Cash and cash equivalents at beginning of period	1,030.5	1,083.7
Cash and cash equivalents at end of period	$1,135.4	$1,195.4
Supplemental disclosure of cash flow information:
Net cash (received) during the period for income tax	$3.5	$2.7
Cash paid during the period for interest	$21.7	$11.0
See accompanying notes to unaudited condensed consolidated financial statements.

ASPEN INSURANCE HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.   History, Organization and Business Combination
History and Organization.   Aspen Insurance Holdings Limited (“Aspen Holdings”) was incorporated on May 23, 2002 as a holding company headquartered in Bermuda. We underwrite specialty insurance and reinsurance on a global basis through our Operating Subsidiaries (as defined below) based in Bermuda, the United States and the United Kingdom: Aspen Insurance UK Limited (“Aspen U.K.”) and Aspen Underwriting Limited (“AUL”) (as corporate member of our Lloyd’s operations, which are managed by Aspen Managing Agency Limited (“AMAL”)), Aspen Bermuda Limited (“Aspen Bermuda”), Aspen Specialty Insurance Company (“Aspen Specialty”) and Aspen American Insurance Company (“AAIC”) (each referred to herein an “Operating Subsidiary” and collectively referred to as the “Operating Subsidiaries”). We also have branches in Australia, Canada, Singapore and Switzerland. We established Aspen Capital Management, Ltd. and other related entities (collectively, “ACM”) to leverage our existing underwriting franchise, increase our operational flexibility in the capital markets and provide investors direct access to our underwriting expertise. References to the “Company,” the “Group,” “we,” “us” or “our” refer to Aspen Holdings or Aspen Holdings and its consolidated subsidiaries.
Business Combination.   On February 15, 2019, the Company completed its merger with Highlands Merger Sub, Ltd. (“Merger Sub”), a wholly owned subsidiary of Highlands Holdings, Ltd. (“Parent”). Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and as a wholly owned subsidiary of Parent. Parent, a Bermuda exempted company, is an affiliate of certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager (collectively with its subsidiaries, “Apollo”).
As a result of the Merger, all of the Company’s publicly traded ordinary shares were automatically canceled and converted into the right to receive $42.75 in cash, without interest and less any required tax withholdings. The ordinary shares of the Company ceased trading on the New York Stock Exchange (“NYSE”) prior to the opening of trading on February 15, 2019. The Company’s preference shares and depositary shares continue to be listed on the NYSE under the following symbols: AHL PRC, AHL PRD and AHL PRE.
Pursuant to the terms of the Merger Agreement, the memorandum of association and bye-laws of Merger Sub immediately prior to the effective time of the Merger became the memorandum of association and bye-laws, respectively, of the Company at the effective time of the Merger and will remain the memorandum of association (the “Altered Memorandum of Association”) and bye-laws, respectively, of the Company, until changed or amended as provided therein or pursuant to applicable law. The Company’s authorized share capital, as set out in the Altered Memorandum of Association, is 745,434 divided into 70,000,000 ordinary shares of par value $0.01 and 30,000,000 preference shares of par value 0.15144558¢. Immediately prior to the effective time of the Merger, Parent held 60,395,839 of ordinary shares of Merger Sub, par value $0.01. Pursuant to the terms of the Merger Agreement, each common share of Merger Sub issued and outstanding immediately prior to the effective time of the Merger was canceled and converted into and became one duly authorized, validly issued, fully paid and non-assessable ordinary share, par value of $0.01, of the Company, as the surviving company.
Each of the Company’s issued and outstanding 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares and 5.625% Perpetual Non-Cumulative Preference Shares (collectively, the “Preference Shares”) remained issued and outstanding following the Merger, listed on the NYSE and entitled to the same dividend and all other preferences, privileges, rights, qualifications, limitations and restrictions set forth in the applicable certificate of designation.
Additional information about the Merger is set forth in the Company’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) on February 15, 2019 and the exhibits thereto, and on August 28, 2018 and the exhibits thereto, including the Merger Agreement, and the Company’s definitive proxy statement on Schedule 14A filed with the SEC on November 6, 2018.
2.   Basis of Preparation
The accompanying unaudited condensed consolidated financial statements have been prepared on the basis of generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information and in accordance with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ended December 31, 2020. The unaudited condensed consolidated financial statements include the accounts of Aspen Holdings and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.
These unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2019 contained in the Company’s Annual Report on Form 20-F filed with the SEC on April 6, 2020 (File No. 001-31909).
Assumptions and estimates made by management have a significant effect on the amounts reported within the unaudited condensed consolidated financial statements. The most significant of these assumptions and estimates relate to losses and loss adjustment expenses, reinsurance recoverables, gross written premiums and commissions which have not been reported to the Company such as those relating to proportional treaty reinsurance contracts, unrecognized tax benefits, the fair value of derivatives and the fair value of other investments. All material assumptions and estimates are regularly reviewed and adjustments made as necessary, but actual results could differ significantly from those expected when the assumptions or estimates were made.
Accounting Pronouncements Adopted in 2020
On June 16, 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326)” which introduced a new impairment model, known as the current expected credit loss model, which is based on expected losses rather than incurred losses. Under the new credit loss model, the Company would recognize an allowance for its estimate of expected credit losses and this would apply to most debt instruments (other than those measured at fair value), trade receivables, lease receivables, reinsurance receivables, financial guarantee contracts and loan commitments. This ASU also made limited amendments to the impairment model for available-for-sale debt securities, requiring an allowance for credit losses to be recognized. There were other amendments required as a result of this ASU that are effective for fiscal years beginning after December 15, 2019. Additionally, on May 15, 2019, the FASB issued ASU 2019-05, “Financial Instruments — Credit Losses (Topic 326)” which allows an entity, upon adoption of ASU 2016-13, to irrevocably elect the fair value option on an instrument-by-instrument basis (except for existing held-to-maturity securities). If an entity elects the fair value option, the difference between the instrument’s fair value and carrying amount is recognized as a cumulative-effect adjustment. This ASU is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. Following the adoption of these ASUs with effect from January 1, 2020, the Company recognized a reduction in the Company’s available-for-sale investment portfolio and reinsurance recoverables by $0.6 million and $3.7 million, respectively, as a result of recognizing current expected credit losses (‘CECL’), together with a cumulative effect adjustment of $4.3 million through opening retained earnings.
On October 31, 2018, the FASB issued ASU 2018-17, “Consolidation (Topic 810)” which makes targeted improvements to related party guidance for variable interest entities, requiring the reporting entity to consider indirect interests held through related parties under common control on a proportionate basis when evaluating whether a decision-maker’s fee is a variable interest for purposes of the primary beneficiary test. The amendments of this ASU are effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. Adoption of this ASU did not have a material impact on the Company’s financial statements and disclosures.
On April 4, 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments” amending guidance on credit losses, hedging, and recognizing and measuring financial instruments in response to questions raised by stakeholders and to correct unintended application. The amendments of this ASU are effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years for both Topic 326 and Topic 825, whereas for Topic 815 the amendments are effective as of the beginning of the entity’s next annual period for entities that have already adopted the hedge accounting standard. Adoption of this ASU did not have a material impact on the Company’s financial statements and disclosures.

On March 12, 2020, the FASB issued ASU 2020-04, “Reference Date Reform (Topic 848)” which provides optional guidance for a limited period of time (March 12, 2020 to December 31, 2022) aiming at easing the potential burden in accounting for the effects of reference date reform, such as the potential cessation of the London Interbank Offered Rate (“LIBOR”). This ASU is effective as of March 12, 2020 through December 31, 2022. Adoption of this ASU did not have a material impact on the Company’s financial statements and disclosures.
Accounting Pronouncements Not Yet Adopted
On December 18, 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740)” which makes amendments aimed at simplifying the accounting for income taxes. This ASU will be effective for fiscal years beginning after December 15, 2021 and interim periods within those fiscal years. The Company is currently evaluating the provisions of ASU 2019-12 to determine how it will be affected, but no material impact is expected on the consolidated financial statements.
Other accounting pronouncements issued during the six months ended June 30, 2020 were either not relevant to the Company or did not impact the Company’s consolidated financial statements.
Accounting Policies
The following accounting policies have been updated to reflect the Company’s adoption of Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments as described above.
Accounting for Investments
Credit Losses on Available for Sale Debt Securities. A detailed analysis is performed each quarter to assess declines in the fair values of available-for-sale debt securities. Our credit loss model employs a discounted cash flow approach across all asset classes. Credit losses are only computed for assets held at an unrealized loss at the balance sheet date and will have a fair value floor. Default probabilities are estimated for each rating from AAA to C and analysis is undertaken separately for different assets classes and geographies. The expected credit losses, and subsequent adjustments to such losses are recorded within net realized gains/(losses) and is deducted from the amortized cost basis of the financial asset, with the net carrying value of the financial asset presented on the consolidated balance sheet at the amount expected to be collected.
Accounting for Reinsurance Recoverables
Credit Losses on Reinsurance Recoverables. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability with the reinsured business. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk to minimize its exposure to significant losses from individual reinsurers. To further reduce credit exposure on reinsurance recoverables, the Company has received collateral, including letters of credit and trust accounts, from certain reinsurers. Following the adoption of ASC 326, as described above, an allowance is established for expected credit losses to be recognized over the life of the reinsurance recoverable. The allowance is based upon the current financial strength of the individual reinsurer and the amount of collateral held.
Accounting for Underwriting Premiums Receivable
Credit Losses on Underwriting Premiums Receivable. Underwriting premium receivable balances are reported net of an allowance for expected credit losses. The allowance, based on ongoing review and monitoring of amounts outstanding, historical loss data, including write-off’s and other relevant factors, is charge to net income in the period the receivable is recorded and revised in subsequent periods to reflect changes in the Company’s estimate of expected credit losses. Credit risk is partially mitigated by the Company’s ability to cancel the policy if the policyholder does not pay the premium.
3.   Reclassifications from Accumulated Other Comprehensive Income
The following tables set out the components of the Company’s accumulated other comprehensive income (“AOCI”) that are reclassified into the unaudited condensed consolidated statement of operations for the six months ended June 30, 2020 and 2019:

	Amount Reclassified from AOCI		Affected Line Item in the Unaudited Condensed Consolidated Statement of Operations
Details about the AOCI Components	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
	($ in millions)
Available for sale securities:
Realized gains on sale of securities	$20.0	$6.8	Realized and unrealized investment gains
Realized (losses) on sale of securities	(1.6)	(5.7)	Realized and unrealized investment losses
	18.4	1.1	Income from operations before income tax
Tax on net realized (losses) on securities	—	—	Income tax benefit/(expense)
	$18.4	$1.1	Net income
Foreign currency translation adjustments:
Foreign currency translation adjustments, before income tax	$7.0	$11.0	Net realized and unrealized foreign exchange gains/(losses)
Tax on foreign currency translation adjustments	(0.3)	(2.5)	Income tax expense
	$6.7	$8.5	Net income
Realized derivatives:
Net realized gains on settled derivatives	$5.1	$1.0	General, administrative and corporate expenses
Tax on settled derivatives	(0.4)	(0.5)	Income tax benefit/(expense)
	$4.7	$0.5	Net income
Total reclassifications from AOCI to the statement of operations, net of income tax	$29.8	$10.1	Net income

4.   Dividends
Dividends.   On May 26, 2020, the Company’s Board of Directors (the “Board of Directors”) declared the following quarterly dividends:
	Dividend	Payable on:	Record Date:
5.95% Preference Shares (AHL PRC)	$0.3719	July 1,2020	June 15,2020
5.625% Preference Shares (AHL PRD)	$0.3516	July 1,2020	June 15,2020
5.625% Preference Shares, represented by Depositary Shares (AHL PRE)(1)	$351.6	July 1,2020	June 15,2020

(1)
The newly-designated 5.625%Preference Shares are represented by Depositary Shares, each representing a 1/1000th interest in a share of the 5.625% Preference Shares. The dividend paid per Depositary Share is likewise 1/1000th of the declared dividend, equivalent to $0.35156 per Depositary Share.

5.   Segment Reporting
The Company has two reporting business segments: Insurance and Reinsurance. The Company has determined its reportable segments, Aspen Insurance and Aspen Reinsurance, by taking into account the manner in which management makes operating decisions and assesses operating performance. Profit or loss for each of the Company’s business segments is measured by underwriting profit or loss. Underwriting profit is the excess of net earned premiums over the sum of losses and loss expenses, amortization of deferred policy acquisition costs and general and administrative expenses. Underwriting profit or loss provides a basis for management to evaluate the business segment’s underwriting performance.
The Company uses underwriting ratios as measures of performance. The loss ratio is the ratio of losses and loss adjustment expenses to net earned premiums. The policy acquisition expense ratio is the ratio of amortization of deferred policy acquisition costs to net earned premiums. The general and administrative expense ratio is the ratio of general, administrative and corporate expenses to net earned premiums. The combined ratio is the sum of the loss ratio, the policy acquisition expense ratio and the general and administrative expense ratio.
Reinsurance Segment.   The reinsurance segment consists of property catastrophe reinsurance, other property reinsurance, casualty reinsurance and specialty reinsurance. ACM forms part of our property catastrophe reinsurance line of business as it focuses primarily on property catastrophe business through the use of alternative capital. For a more detailed description of this business segment, see Part I, Item 4A, “Business — Business Segments — Reinsurance” in the Company’s 2019 Annual Report on Form 20-F filed with the SEC.
Insurance Segment.   The insurance segment consists of property and casualty insurance, marine, aviation and energy insurance and financial and professional lines insurance. For a more detailed description of this business segment, see Part I, Item 4A “Business — Business Segments — Insurance” in the Company’s 2019 Annual Report on Form 20-F filed with the SEC.
Non-underwriting Disclosures.   The Company has provided additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include net investment income, net realized and unrealized investment gains or losses, expenses associated with managing the Group, certain strategic and non-recurring costs, changes in fair value of derivatives and changes in fair value of the loan notes issued by variable interest entities, interest expenses, net realized and unrealized foreign exchange gains or losses, and income taxes, none of which are allocated to the business segments. Corporate expenses are not allocated to the Company’s business segments as they typically do not fluctuate with the levels of premiums written and are not directly related to the Company’s business segment operations. The Company does not allocate its assets by business segment as it evaluates underwriting results of each business segment separately from the results of the Company’s investment portfolio.
The following tables provide a summary of gross and net written and earned premiums, underwriting results, ratios and reserves for each of the Company’s business segments for the six months ended June 30, 2020 and 2019:
	Six Months Ended June 30, 2020
	Reinsurance	Insurance	Total
	($ in millions)
Underwriting Revenues
Gross written premiums	$1,122.3	$996.3	$2,118.6
Net written premiums	842.8	594.0	1,436.8
Gross earned premiums	685.1	1,008.2	1,693.3
Net earned premiums	564.1	627.6	1,191.7
Underwriting Expenses
Losses and loss adjustment expenses	449.8	433.2	883.0
Amortization of deferred policy acquisition costs	114.7	116.2	230.9
General and administrative expenses	53.6	102.9	156.5
Underwriting (loss)	$(54.0)	$(24.7)	(78.7)
Corporate expenses			(30.2)
Non-operating expenses(1)			(11.6)
Net investment income			84.9
Realized and unrealized investment gains			36.8
Realized and unrealized investment losses			(70.6)
Change in fair value of loan notes issued by variable interest entities			—
Change in fair value of derivatives			(87.8)
Interest expense on long term debt			(21.7)
Net realized and unrealized foreign exchange gains			14.2
Other income			1.9

	Six Months Ended June 30, 2020
	Reinsurance	Insurance	Total
	($ in millions)
Other expenses			(1.8)
(Loss) before tax			$(164.6)
Ratios
Loss ratio	79.7%	69.0%	74.1%
Policy acquisition expense ratio	20.3	18.5	19.4
General and administrative expense ratio	9.5	16.4	16.6(2)
Expense ratio	29.8	34.9	36.0
Combined ratio	109.5%	103.9%	110.1%

(1)
Non-operating expenses includes costs related to severance, retention awards, amortization of intangibles and other costs.

(2)
The general and administrative expense ratio in the “Total” column includes corporate and non-operating expenses.

	Six Months Ended June 30, 2019
	Reinsurance	Insurance	Total
	( $ in millions)
Underwriting Revenues
Gross written premiums	$881.8	$972.6	$1,854.4
Net written premiums	684.6	522.3	1,206.9
Gross earned premiums	670.9	956.9	1,627.8
Net earned premiums	552.8	487.4	1,040.2
Underwriting Expenses
Losses and loss adjustment expenses	327.5	304.4	631.9
Amortization of deferred policy acquisition costs	126.4	63.6	190.0
General and administrative expenses	59.9	116.3	176.2
Underwriting income	$39.0	$3.1	42.1
Corporate expenses			(25.9)
Non-operating expenses(1)			(61.9)
Net investment income			99.2
Realized and unrealized investment gains			72.9
Realized and unrealized investment losses			(10.6)
Change in fair value of loan notes issued by variable interest entities			(3.0)
Change in fair value of derivatives			(133.6)
Interest expense on long term debt			(11.0)
Net realized and unrealized foreign exchange (losses)			(13.9)
Other income			3.0
Other expenses			(1.4)
(Loss) before tax			$(44.1)
Ratios
Loss ratio	59.2%	62.5%	60.7%
Policy acquisition expense ratio	22.9	13.0	18.3
General and administrative expense ratio	10.8	23.9	25.4(2)
Expense ratio	33.7	36.9	43.7
Combined ratio	92.9%	99.4%	104.4%

(1)
Non-operating expenses includes costs related to the Merger, severance, retention awards, amortization of intangibles and other costs.

(2)
The general and administrative expense ratio in the “Total” column includes corporate and non-operating expenses.

6.   Investments
Statements of Operations and Other Comprehensive Income
Investment Income.   The following table summarizes investment income for the six months ended June 30, 2020 and 2019:
	For the Six Months Ended
	June 30, 2020	June 30, 2019
	($ in millions)
Fixed income securities – Available for sale	$59.4	$66.6
Fixed income securities – Trading	18.9	21.7
Short-term investments – Available for sale	0.6	1.3
Short-term investments – Trading	0.4	1.5
Fixed term deposits (included in cash and cash equivalents)	5.3	8.9
Catastrophe bonds – Trading	0.7	1.6
Privately-held investments – Trading	10.6	(0.2)
Other investments, at fair value	(4.2)	3.1
Total	$91.7	$104.5
Investment expenses	(6.8)	(5.3)
Net investment income	$84.9	$99.2

The following table summarizes the net realized and unrealized investment gains and losses recorded in the statement of operations and the change in unrealized gains and losses on investments recorded in other comprehensive income for the six months ended June 30, 2020 and 2019:
	For the Six Months Ended
	June 30, 2020	June 30, 2019
	($ in millions)
Available for sale:
Fixed income securities – gross realized gains	$19.8	$6.8
Fixed income securities – gross realized (losses)	(1.2)	(5.2)
Cash and cash equivalents – gross realized gains	—	—
Cash and cash equivalents – gross realized (losses)	(0.4)	(0.1)
Net change in current expected credit gains/(losses)	0.4	—
Trading:
Fixed income securities – gross realized gains	16.4	10.9
Fixed income securities – gross realized (losses)	(3.8)	(3.7)
Short-term investments – gross realized (losses)	—	—
Cash and cash equivalents – gross realized gains	—	—
Cash and cash equivalents – gross realized (losses)	(0.3)	(0.1)
Equity securities – gross realized gains	—	—
Equity securities – gross realized (losses)	—	—
Privately-held investments – gross realized gains	—	—
Privately-held investments – gross realized (losses)	—	—
Privately-held investments – net change in gross unrealized gains (losses)	(22.1)	(0.1)
Catastrophe bonds – net unrealized gains	—	(1.0)
Net change in gross unrealized gains/(losses)	(42.6)	55.2
Investments – equity method:
Gross realized and unrealized (loss) in MVI	(0.2)	—
Gross realized and unrealized (loss) in Digital Risk	0.1	(0.4)
Gross realized and unrealized (loss) in Bene	0.1	—
Total net realized and unrealized investment gains/(losses) recorded in the statement of operations	(33.8)	62.3
Change in available for sale net unrealized gains/(losses):
Fixed income securities	164.1	146.8
Change in taxes	(4.2)	(10.3)
Total change in net unrealized gains/(losses), net of taxes, recorded in other comprehensive income	$159.9	$136.5

Balance Sheet
Fixed Income Securities and Short-Term Investments — Available For Sale.   The following tables present the cost or amortized cost, gross unrealized gains and losses and estimated fair market value of available for sale investments in fixed income securities and short-term investments as at June 30, 2020 and December 31, 2019.

	As at June 30, 2020
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Market Value
	($ in millions)
U.S. government	$1,240.0	$83.7	$—	$—	$1,323.7
U.S. agency	34.9	1.8	—	—	36.7
Municipal	64.0	5.8	—	—	69.8
Corporate	2,085.7	131.7	(0.3)	(0.2)	2,216.9
Non-U.S. government-backed corporate	78.2	1.3	—	—	79.5
Non-U.S. government	316.5	6.4	—	—	322.9
Asset-backed	2.6	—	—	—	2.6
Non-agency commercial mortgage-backed	6.7	0.7	—	—	7.4
Agency mortgage-backed	988.8	45.9	—	—	1,034.7
Total fixed income securities – Available for sale	4,817.4	277.3	(0.3)	(0.2)	5,094.2
Total short-term investments – Available for sale	146.6	—	—	—	146.6
Total	$4,964.0	$277.3	$(0.3)	$(0.2)	$5,240.8

Effective January 1, 2020, the Company adopted ASU 2016-13 prospectively and as a result any credit losses on the Company’s available-for-sale investments are recorded as an allowance, subject to reversal. See note 2 for further details.
	As at December 31, 2019
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
	($ in millions)
U.S. government	$1,383.2	$31.3	$(1.4)	$1,413.1
U.S. agency	38.7	0.9	—	39.6
Municipal	47.8	2.9	—	50.7
Corporate	1,905.6	54.8	(0.6)	1,959.8
Non-U.S. government-backed corporate	86.1	0.5	(0.1)	86.5
Non-U.S. government	324.7	4.5	(0.4)	328.8
Asset-backed	0.2	—	—	0.2
Non-agency commercial mortgage-backed	6.7	—	(0.2)	6.5
Agency mortgage-backed	1,052.2	21.9	(1.1)	1,073.0
Total fixed income securities – Available for sale	4,845.2	116.8	(3.8)	4,958.2
Total short-term investments – Available for sale	117.6	—	—	117.6
Total	$4,962.8	$116.8	$(3.8)	$5,075.8

Fixed Income Securities, Short-Term Investments, Equities and Catastrophe Bonds — Trading.   The following tables present the cost or amortized cost, gross unrealized gains and losses, and estimated fair market value of trading investments in fixed income securities, short-term investments, equity securities, catastrophe bonds and privately-held investments as at June 30, 2020 and December 31, 2019:

	As at June 30, 2020
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
	($ in millions)
U.S. government	$191.1	$3.8	$—	$194.9
Municipal	3.2	0.3	—	3.5
Corporate	111.2	8.3	(1.1)	118.4
High Yield Loans	8.5	—	(1.6)	6.9
Non-U.S. government	38.8	0.2	—	39.0
Asset-backed	517.1	0.8	(27.6)	490.3
Agency mortgage-backed	32.5	1.6	—	34.1
Total fixed income securities – Trading	902.4	15.0	(30.3)	887.1
Total short-term investments – Trading	31.9	—	—	31.9
Total catastrophe bonds – Trading	25.0	—	(0.7)	24.3
Privately-held investments
Commercial Mortgage Loans	193.0	0.1	(17.2)	175.9
Middle Market Loans	109.4	—	(4.7)	104.7
Asset-backed securities	8.7	—	(0.3)	8.4
Equity Securities	2.7	—	—	$2.7
Total Privately-held investments	313.8	0.1	(22.2)	291.7
Total	$1,273.1	$15.1	$(53.2)	$1,235.0

	As at December 31, 2019
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
	($ in millions)
Fixed Income Securities – Trading
U.S. government	$183.3	$1.8	$(0.1)	$185.0
Municipal	3.1	0.1	—	3.2
Corporate	231.7	11.6	(0.1)	243.2
Non-U.S. government	143.9	7.4	(0.1)	151.2
Asset-backed	491.7	2.4	(1.7)	492.4
Agency mortgage-backed	52.9	0.9	—	53.8
Total fixed income securities – Trading	1,106.6	24.2	(2.0)	1,128.8
Short-term investments – Trading	79.2	—	—	79.2
Catastrophe bonds – Trading	29.4	—	(0.8)	28.6
Privately-held investments – Trading
Commercial mortgage loans	$156.3	$0.3	$—	$156.6
Middle market loans	111.7	0.2	(0.2)	111.7
Asset-backed securities	8.7	—	—	8.7
Equity securities	2.5	0.2	—	2.7
Total privately-held investments – Trading	279.2	0.7	(0.2)	279.7
Total Investments – Trading	$1,494.4	$24.9	$(3.0)	$1,516.3

The Company classifies the financial instruments listed above as held for trading because this most closely reflects the facts and circumstances of the investments held.
As at June 30, 2020, the Company had a nil position in U.S Dollar BBB Emerging Market Debt, a 1.4% position in a real estate fund and a 3.9% position in MML and CML, representing in total 5.3% of our total cash and investments, excluding catastrophe bonds and funds held by variable interest entities (the “Managed Portfolio”) (December 31, 2019 — 8.2% ).
Catastrophe bonds.   The Company has invested in catastrophe bonds with a total value of $24.3 million as at June 30, 2020 (December 31, 2019 — $28.6 million). The bonds are either zero-coupon notes or receive quarterly interest payments based on variable interest rates with scheduled maturities ranging from 2019 to 2022. The redemption value of the bonds will adjust based on the occurrence or aggregate occurrence of a covered event, such as windstorms and earthquakes in the United States, Canada, the North Atlantic, South America, Europe, Japan or Australia.
Investments — Equity Method.   In January 2015, the Company established, along with seven other insurance companies, a micro-insurance venture consortium and micro-insurance incubator (“MVI”) domiciled in Bermuda. The MVI is a social impact organization that provides micro-insurance products to assist global emerging consumers. The Company’s initial investment in the MVI was $0.8 million. The Company made an additional investment of $0.1 million in the twelve months ended December 31, 2017 and a further investment of $0.2 million in the twelve months ended December 31, 2018.
On July 26, 2016, the Company purchased through its wholly-owned subsidiary, Acorn Limited (“Acorn”), a 20% share of Bene Assicurazioni (“Bene”), an Italian-based motor insurer for a total consideration of $3.3 million. The investment is accounted for under the equity method and adjustments to the carrying value of this investment are made based on the Company’s share of capital, including share of income and expenses. The Company made additional investments of $1.2 million and $1.1 million, in the twelve months ended December 31, 2018 and December 31, 2019, respectively.
On January 1, 2017, the Company purchased through its wholly-owned subsidiary, Aspen U.S. Holdings, Inc. (“Aspen U.S. Holdings”), a 49% share of Digital Risk Resources, LLC (“Digital Re”), a U.S.-based enterprise engaged in the business of developing, marketing and servicing turnkey information security and privacy liability insurance products, for a total consideration of $2.3 million. The investment is accounted for under the equity method and adjustments to the carrying value of this investment are made based on the Company’s share of capital, including share of income and expenses.
On December 18, 2017, the Company acquired through its wholly-owned subsidiary, Aspen U.S. Holdings, a 23.2% share of Crop Re Services LLC (“Crop Re”), a newly formed U.S.-based subsidiary of CGB Diversified Services, Inc (“CGB DS”) in exchange for the sale of AG Logic Holdings, LLC (“AgriLogic”), the Company’s former U.S. crop insurance business. Total consideration for the sale of AgriLogic consisted of the 23.2% share of Crop Re valued at $62.5 million and cash in the amount of $5.9 million. Crop Re is responsible for directing the placement of reinsurance on behalf of CGB DS and CGB Insurance Company (“CGBIC”), an Indiana insurance company affiliate of CGB DS and an RMA licensed crop insurer. The remaining 76.8% of Crop Re is owned by CGB DS. AAIC’s primary crop insurance coverage will be run-off and AAIC, or an affiliate of AAIC, will provide quota share reinsurance to CGBIC for both federal and state regulated crop insurance as part of Aspen’s ownership in Crop Re. The investment in Crop Re represents the Company’s share of the net assets of Crop Re plus the difference between the cost of the investment and the amount of underlying equity in net assets, the basis difference. The Company has determined that this basis difference of $62.5 million represents the value attributable to the ability of Crop Re to direct the placement of reinsurance business under the reinsurance commitment contained within the operating agreement between Crop Re and the Company. The investment in Crop Re is accounted for under the equity method and adjustments to the carrying value of this investment are made based on the Company’s share of capital, including share of income and expenses.
On September 18, 2018, Aspen U.S. Holdings sold a 60% interest in AgriLogic Consulting, LLC, its agricultural consulting business, to CGB DS and an individual investor. The Company’s residual 40% interest in AgriLogic Consulting, LLC, is valued at $Nil.

The table below shows the Company’s investments in the MVI, Bene, Digital Re and Crop Re for the six months ended June 30, 2020 and twelve months ended December 31, 2019:
	For the Six Months Ended June 30, 2020
	MVI	Multi-line Reinsurer	Bene	Digital Re	Crop Re	Total
	($ in millions)
Opening undistributed value of investment as at January 1, 2020	$0.4	$—	$4.3	$0.7	$62.5	$67.9
Investment in the period	—	0.3	—	—	—	$0.3
Realized/unrealized (losses)/gains for the six months to June 30, 2020	(0.2)	—	0.1	0.1	—	—
Closing value of investment as at June 30, 2020	$0.2	$0.3	$4.4	$0.8	$62.5	$68.2

	For the Twelve Months Ended December 31, 2019
	MVI	Multi-line Reinsurer	Bene	Digital Re	Crop Re	Total
Opening undistributed value of investment as at January 1, 2019	$0.5	$—	$3.2	$0.9	$62.5	$67.1
Investment in the period	—	—	1.1	—	—	1.1
Unrealized (loss)/gain for the twelve months to December 31, 2019	(0.1)	—	—	(0.2)	—	(0.3)
Closing value of investment as at December 31, 2019	$0.4	$—	$4.3	$0.7	$62.5	$67.9

Other Investments.   On December 20, 2017, the Company committed $100.0 million as a limited partner to a real estate fund. The investment objective of the fund is to achieve attractive risk-adjusted returns through the acquisition of income producing, high quality assets in gateway cities located in the U.S. and Canada in the office, retail, industrial and multifamily sectors of the real estate market. On May 1, 2018, the Company received a demand for an initial capital call of $86.2 million and paid the capital call on May 10, 2018. On September 19, 2018, the Company received a demand for the final capital call of $13.8 million and paid the capital on September 28, 2018.
On December 23, 2019, the Company committed $5.0 million as an equity investment in the holding company of a multi-line reinsurer. The strategy for the multi-line reinsurer is to combine a diversified reinsurance business, focused primarily on long-tailed lines of property and casualty business and, potentially to a lesser extent, life business, with a diversified investment strategy. On December 27, 2019, the Company received a demand for an initial capital call of $0.3 million and paid the capital on January 15, 2020.
For further information, refer to Note 17 in these unaudited condensed consolidated financial statements.
Fixed Income Securities.   The scheduled maturity distribution of available for sale fixed income securities as at June 30, 2020 and December 31, 2019 is set forth in the tables below. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	As at June 30, 2020
	Amortized Cost or Cost	Fair Market Value	Average S&P Ratings by Maturity
	($ in millions)
Due one year or less	$505.4	$510.3	AA
Due after one year through five years	2,213.5	2,316.1	AA-
Due after five years through ten years	951.0	1,040.2	AA-
Due after ten years	149.4	182.9	AA-
Subtotal	3,819.3	4,049.5
Non-agency commercial mortgage-backed	6.7	7.4	AA+
Agency mortgage-backed	988.8	1,034.7	AA+
Asset-backed	2.6	2.6	AAA
Total fixed income securities – Available for sale	$4,817.4	$5,094.2

	As at December 31, 2019
	Amortized Cost or Cost	Fair Market Value	Average S&P Ratings by Maturity
	($ in millions)
Due one year or less	$572.7	$574.6	AA
Due after one year through five years	2,230.3	2,269.3	AA-
Due after five years through ten years	864.1	896.3	AA-
Due after ten years	119.0	138.3	AA-
Subtotal	3,786.1	3,878.5
Non-agency commercial mortgage-backed	6.7	6.5	AA+
Agency mortgage-backed	1,052.2	1,073.0	AA+
Asset-backed	0.2	0.2	AAA
Total fixed income securities – Available for sale	$4,845.2	$4,958.2

Guaranteed Investments.   The Company held no investments which were guaranteed by mono-line insurers, excluding those with explicit government guarantees as at June 30, 2020 and December 31, 2019. The Company’s exposure to other third-party guaranteed debt was primarily to investments backed by non-U.S. government guaranteed issuers.
Gross Unrealized Loss.   The following tables summarize, by type of security, the aggregate fair value and gross unrealized loss by length of time the security has been in an unrealized loss position in the Company’s available for sale portfolio as at June 30, 2020 and December 31, 2019:

	As at June 30, 2020
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Loss	Fair Market Value	Gross Unrealized Loss	Fair Market Value	Gross Unrealized Loss	Number of Securities
	($ in millions)
U.S. government	$51.0	$—	$—	$—	$51.0	$—	8
U.S. agency	—	—	—	—	—	—	—
Municipal	—	—	—	—	—	—	—
Corporate	36.9	(0.3)	3.4	—	40.3	(0.3)	28
Non-U.S. government-backed corporate	2.9	—	—	—	2.9	—	1
Non-U.S. government	39.2	—	—	—	39.2	—	6
Asset-backed	—	—	—	—	—	—	—
Agency mortgage-backed	17.0	—	3.9	—	20.9	—	16
Total fixed income securities – Available for sale	147.0	(0.3)	7.3	—	154.3	(0.3)	59
Total short-term investments – Available for sale	0.4	—	—	—	0.4	—	1
Total	$147.4	$(0.3)	$7.3	$—	$154.7	$(0.3)	60

	December 31, 2019
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Loss	Fair Market Value	Gross Unrealized Loss	Fair Market Value	Gross Unrealized Loss	Number of Securities
	($ in millions)
U.S. government	$142.0	$(1.0)	$138.2	$(0.4)	$280.2	$(1.4)	49
U.S. agency	3.0	—	6.0	—	9.0	—	2
Municipal	3.7	—	—	—	3.7	—	2
Corporate	167.7	(0.6)	37.1	—	204.8	(0.6)	91
Non-U.S. government-backed corporate	31.8	(0.1)	—	—	31.8	(0.1)	9
Non-U.S. government	48.6	(0.4)	0.6	—	49.2	(0.4)	20
Asset-backed	—	—	0.2	—	0.2	—	1
Non-agency commercial mortgage-backed	6.5	(0.2)	—	—	6.5	(0.2)	1
Agency mortgage-backed	149.7	(0.3)	68.4	(0.8)	218.1	(1.1)	80
Total fixed income securities – Available for sale	553.0	(2.6)	250.5	(1.2)	803.5	(3.8)	255
Total short-term investments – Available for sale	29.5	—	—	—	29.5	—	5
Total	$582.5	$(2.6)	$250.5	$(1.2)	$833.0	$(3.8)	260

Other-Than-Temporary Impairments and Current Expected Credit Losses.   A security is potentially impaired when its fair value is below its amortized cost. The Company reviews its available for sale fixed income portfolios on an individual security basis for potential other-than-temporary impairment (“OTTI”) each quarter based on criteria including issuer-specific circumstances, credit ratings actions and general macro-economic conditions.

On June 16, 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326)” which replaced OTTI by a new impairment model, known as the current expected loss model (‘CECL’), which is based on expected losses rather than incurred losses. There was no OTTI charge for the twelve months ended December 31, 2019 and following the adoption of these ASUs with effect from January 1, 2020, the Company recognized a reduction in the Company’s available-for-sale investment portfolio by $0.6 million as a result of recognizing CECL through opening retained earnings for periods 2019 and prior.
For the six months ended June 30, 2020 there was a reduction in the CECL allowance on available-for-sale investments of $0.4 million.
7.   Variable Interest Entities
As at June 30, 2020, the Company had investments in one variable interest entities (“VIE”), namely, Peregrine Reinsurance Ltd (“Peregrine”).
Peregrine.   In November 2016, the Company, registered Peregrine as a segregated accounts company under the Bermuda Segregated Accounts Companies Act 2000, as amended. As at June 30, 2020, Peregrine had four segregated accounts which were funded by a third party investor. The segregated accounts have not been consolidated as part of the Company’s consolidated financial statements. The Company has, however, determined that Peregrine has the characteristics of a VIE as addressed by the guidance in ASC 810, Consolidation. The Company concluded that it is not the primary beneficiary of the four segregated accounts of Peregrine but is the primary beneficiary of the Peregrine general fund and, similar to prior reporting periods, the Company has included the results of the Peregrine general fund in its consolidated financial statements. The Company’s exposure to Peregrine’s general fund is not material.
Silverton.   On September 10, 2013, the Company established Silverton Re Ltd (“Silverton”), a Bermuda domiciled special purpose insurer-formed to provide additional collateralized capacity to support Aspen Re’s business through retrocession agreements which are collateralized and funded by Silverton through the issuance of one or more series of participating loan notes (collectively, the “Loan Notes”). Silverton is a non-rated insurer and the risks are fully collateralized by way of funds held in trust for the benefit of Aspen Bermuda and Aspen U.K., the ceding reinsurers. Silverton has not issued any Loan Notes since 2017.
All proceeds from the issuance of the Loan Notes were deposited into separate collateral accounts for each series of Loan Notes to fund Silverton’s obligations under a retrocession property quota share agreement entered into with Aspen Bermuda or Aspen Bermuda and Aspen U.K, as the case may be. The holders of the Loan Notes participated in any profit or loss generated by Silverton attributable to the operations of the respective Silverton segregated account. Any existing value of the Loan Notes was returned to the noteholders in installments after the expiration of the risk period of the retrocession agreement issued by Silverton for the related series of Loan Notes with the final payment being contractually due on the respective maturity dates.
A final payment was made to noteholders after commutation of the reinsurance agreement on July 1, 2019. Silverton has no further reinsurance commitments outstanding.
The following tables show the total liability balance of the Loan Notes for the six months ended June 30, 2020 and 2019:
For the Six Months Ended June 30, 2020
	Third Party	Aspen Holdings	Total
($ in millions)
Opening balance	$—	$—	$—
Total change in fair value for the period	—	—	—
Total distributed in the period	—	—	—
Closing balance as at June 30, 2020	$—	$—	$—
Liability
Loan notes (long-term liabilities)	$—	$—	$—
Accrued expenses (current liabilities)	—	—	—
Total aggregate unpaid balance as at June 30, 2020	$—	$—	$—

	Six Months Ended June 30, 2019
	Third Party	Aspen Holdings	Total
	($ in millions)
Opening balance	4.6	1.1	5.7
Total change in fair value for the period	3.0	0.8	3.8
Total distributed in the period	(5.8)	(1.5)	(7.3)
Closing balance as at June 30, 2019	1.8	0.4	2.2
Liability
Loan notes (long-term liabilities)	—	—	—
Accrued expenses (current liabilities)	1.8	0.4	2.2
Total aggregate unpaid balance as at June 30, 2019	1.8	0.4	2.2
The Company had determined that Silverton has the characteristics of a VIE that are addressed by the guidance in ASC 810, Consolidation. The Company concluded that it was the primary beneficiary of Silverton as it owned all of Silverton’s voting shares and issued share capital, and had a significant financial interest in, and the power to control, Silverton. As a result, the Company consolidated Silverton upon its formation. The Company had no other obligation to provide financial support to Silverton and neither the creditors nor beneficial interest holders of Silverton had recourse to the Company’s general credit.
After commutation of the 2017 reinsurance contract and settlement of all Loan Notes, the Company has determined that Silverton will no longer be regarded as a VIE.
For further information regarding the Loan Notes attributable to the third-party investments in Silverton,, refer to Note 8 of these unaudited condensed consolidated financial statements.
8.   Fair Value Measurements
The Company’s estimates of fair value for financial assets and liabilities are based on the framework established in the fair value accounting guidance included in ASC 820, Fair Value Measurements and Disclosures. The framework prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels.
The Company considers prices for actively traded securities to be derived based on quoted prices in an active market for identical assets, which are Level 1 inputs in the fair value hierarchy. The majority of these securities are valued using prices supplied by index providers.
The Company considers prices for other securities that may not be as actively traded which are priced via pricing services, index providers, vendors and broker-dealers, or with reference to interest rates and yield curves, to be derived based on inputs that are observable for the asset, either directly or indirectly, which are Level 2 inputs in the fair value hierarchy. The majority of these securities are also valued using prices supplied by index providers.
The Company considers securities, other financial instruments, privately-held investments and derivative insurance contracts subject to fair value measurement whose valuation is derived by internal valuation models to be based largely on unobservable inputs, which are Level 3 inputs in the fair value hierarchy.

The following tables present the level within the fair value hierarchy at which the Company’s financial assets and liabilities are measured on a recurring basis as at June 30, 2020 and December 31, 2019:
	As at June 30, 2020
	Level 1	Level 2	Level 3	Total
	($ in millions)
Available for sale financial assets, at fair value
U.S. government	$1,323.7	$—	$—	$1,323.7
U.S. agency	—	36.7	—	36.7
Municipal	—	69.8	—	69.8
Corporate	—	2,216.9	—	2,216.9
Non-U.S. government-backed corporate	—	79.5	—	79.5
Non-U.S. government	205.2	117.7	—	322.9
Asset-backed	—	2.6	—	2.6
Non-agency commercial mortgage-backed	—	7.4	—	7.4
Agency mortgage-backed	—	1,034.7	—	1,034.7
Total fixed income securities available for sale, at fair value	1,528.9	3,565.3	—	5,094.2
Short-term investments available for sale, at fair value	143.6	3.0	—	146.6
Held for trading financial assets, at fair value
U.S. government	194.9	—	—	194.9
Municipal	—	3.5	—	3.5
Corporate	—	118.4	—	118.4
Non-U.S. government	38.6	0.4	—	39.0
Asset-backed	—	490.3	—	490.3
Agency mortgage-backed	—	34.1	—	34.1
High Yield Loans	—	6.9	—	6.9
Total fixed income securities trading, at fair value	233.5	653.6	—	887.1
Short-term investments trading, at fair value	31.9	—	—	31.9
Privately-held investments trading, at fair value	—	—	291.7	291.7
Catastrophe bonds trading, at fair value	—	24.3	—	24.3
Other investments(1)	—	—	—	107.2
Other financial assets and liabilities, at fair value
Derivatives at fair value – foreign exchange contracts	—	11.2	—	11.2
Liabilities under derivative contracts – foreign exchange contracts	—	(111.9)	—	(111.9)
Liabilities under derivative contracts – interest rate swaps	—	(9.5)	—	(9.5)
Loan notes issued by variable interest entities, at fair value	—	—	—	—
Loan notes issued by variable interest entities, at fair value (included within accrued expenses and other payables)	—	—	—	—
Total	$1,937.9	$4,136.0	$291.7	$6,472.8

(1)
Other investments represents our investment in a real estate fund and is measured at fair value using the net asset value per share practical expedient. As a result this has not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the condensed consolidated balance sheets. The investment in the real estate fund is subject to restrictions as detailed in Note 17.

	As at December 31, 2019
	Level 1	Level 2	Level 3	Total
	($ in millions)
Available for sale financial assets, at fair value
U.S. government	$1,413.1	$—	$—	$1,413.1
U.S. agency	—	39.6	—	39.6
Municipal	—	50.7	—	50.7
Corporate	—	1,959.8	—	1,959.8
Non-U.S. government-backed corporate	—	86.5	—	86.5
Non-U.S. government	199.8	129.0	—	328.8
Asset-backed	—	0.2	—	0.2
Non-agency commercial mortgage-backed	—	6.5	—	6.5
Agency mortgage-backed	—	1,073.0	—	1,073.0
Total fixed income securities available for sale, at fair value	1,612.9	3,345.3	—	4,958.2
Short-term investments available for sale, at fair value	108.1	9.5	—	117.6
Held for trading financial assets, at fair value
U.S. government	185.0	—	—	185.0
Municipal	—	3.2	—	3.2
Corporate	—	243.2	—	243.2
Non-U.S. government-backed corporate	—	—	—	—
Non-U.S. government	48.3	102.9	—	151.2
Asset-backed	—	492.4	—	492.4
Agency mortgage-backed	—	53.8	—	53.8
Total fixed income securities trading, at fair value	233.3	895.5	—	1,128.8
Short-term investments trading, at fair value	79.2	—	—	79.2
Privately-held investments	—	—	279.7	279.7
Catastrophe bonds trading, at fair value	—	28.6	—	28.6
Other investments(1)	—	—	—	111.4
Other financial assets and liabilities, at fair value
Derivatives at fair value – foreign exchange contracts	—	12.9	—	12.9
Liabilities under derivative contracts – foreign exchange contracts	—	(8.9)	—	(8.9)
Derivatives at fair value – interest rate swaps	—	(78.3)	—	(78.3)
Loan notes issued by variable interest entities, at fair value (included within accrued expenses and other payables)	—	—	—	—
Total	$2,033.5	$4,204.6	$279.7	$6,629.2

(1)
Other investments represents our investment in a real estate fund and is measured at fair value using the net asset value per share practical expedient. As a result this has not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the condensed consolidated balance sheets. The investment in the real estate fund is subject to restrictions as detailed in Note 17.

Transfers of assets into or out of a particular level are recorded at their fair values as of the end of each reporting period, consistent with the date of the determination of fair value. During the six months ended June 30, 2020 and twelve months ended December 31, 2019, there were no transfers between Level 1, 2 and 3.
As at June 30, 2020, there were privately-held investments worth $291.7 million (December 31, 2019 — $279.7 million) classified as Level 3.
There were no liabilities classified as Level 3 As at June 30, 2020 and December 31, 2019.
Valuation of Fixed Income Securities.   The Company’s fixed income securities are classified as either available for sale or trading and are carried at fair value. As at June 30, 2020 and December 31, 2019, the Company’s fixed income securities were valued by pricing services or broker-dealers using standard market conventions. The market conventions utilize market quotations, market transactions in comparable instruments and various relationships between instruments including, but not limited to, yield to maturity, dollar prices and spread prices in determining value.
Independent Pricing Services.   The underlying methodology used to determine the fair value of securities in the Company’s available for sale and trading portfolios is by the pricing services. Pricing services will gather observable pricing inputs from multiple external sources, including buy and sell-side contacts and broker-dealers, in order to develop their internal prices.
Pricing services provide pricing for less complex, liquid securities based on market quotations in active markets. Pricing services supply prices for a broad range of securities including those for actively traded securities, such as Treasury and other Government securities, in addition to those that trade less frequently or where valuation includes reference to credit spreads, pay down and pre-pay features and other observable inputs. These securities include Government agency, municipals, corporate and asset-backed securities.
For securities that may trade less frequently or do not trade on a listed exchange, these pricing services may use matrix pricing consisting of observable market inputs to estimate the fair value of a security. These observable market inputs include: reported trades, benchmark yields, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic factors. Additionally, pricing services may use a valuation model such as an option adjusted spread model commonly used for estimating fair values of mortgage-backed and asset-backed securities. The Company does not derive dollar prices using an index as a pricing input for any individual security.
Broker-Dealers.   The Company obtains quotes from broker-dealers who are active in the corresponding markets when prices are unavailable from independent pricing services or index providers. Generally, broker-dealers value securities through their trading desks based on observable market inputs. Their pricing methodologies include mapping securities based on trade data, bids or offers, observed spreads and performance of newly issued securities. They may also establish pricing through observing secondary trading of similar securities. Quotes from broker-dealers are non-binding.
The Company obtains prices for all of its fixed income investment securities via its third-party accounting service provider, and in the majority of cases receiving a number of quotes so as to obtain the most comprehensive information available to determine a security’s fair value. A single valuation is applied to each security based on the vendor hierarchy maintained by the Company’s third-party accounting service provider.
As at June 30, 2020, the Company obtained an average of 2.7 quotes per fixed income investment compared to 2.4 quotes at December 31, 2019.
The Company, in conjunction with its third-party accounting service provider, obtains an understanding of the methods, models and inputs used by the third-party pricing service and index providers to assess the ongoing appropriateness of vendors’ prices. The Company and its third-party accounting service provider also have controls in place to validate that amounts provided represent fair values. Processes to validate and review pricing include, but are not limited to:
▪
quantitative analysis (e.g., comparing the quarterly return for each managed portfolio to its target benchmark, with significant differences identified and investigated);

▪
comparison of market values obtained from pricing services and broker-dealers against alternative price sources for each security where further investigation is completed when significant differences exist for pricing of individual securities between pricing sources;

▪
initial and ongoing evaluation of methodologies used by outside parties to calculate fair value; and

▪
comparison of the fair value estimates to the Company’s knowledge of the current market.

Prices obtained from pricing services and broker-dealers are not adjusted by us; however, prices provided by a pricing service, or broker-dealer in certain instances may be challenged based on market or information available from internal sources, including those available to the Company’s third-party investment accounting service provider. Subsequent to any challenge, revisions made by the pricing service or broker-dealer to the quotes are supplied to the Company’s investment accounting service provider.
Management reviews the vendor hierarchy maintained by the Company’s third-party accounting service provider in order to determine which price source provides the most appropriate fair value (i.e., a price obtained from a pricing service with more seniority in the hierarchy will be used over a less senior one in all cases). The hierarchy level assigned to each security in the Company’s available for sale and trading portfolios is based upon its assessment of the transparency and reliability of the inputs used in the valuation as of the measurement date. The hierarchy of pricing services is determined using various qualitative and quantitative points arising from reviews of the vendors conducted by the Company’s third-party accounting service provider. Vendor reviews include annual onsite due diligence meetings with index providers and pricing services vendors covering valuation methodology, operational walkthroughs and legal and compliance updates.
Fixed Income Securities.   Fixed income securities are traded on the over-the-counter (“OTC”) market based on prices provided by one or more market makers in each security. Securities such as U.S. Government, U.S. Agency, Foreign Government and investment grade corporate bonds have multiple market makers in addition to readily observable market value indicators such as expected credit spread, except for Treasury securities, over the yield curve. The Company uses a variety of pricing sources to value fixed income securities including those securities that have pay down/prepay features such as mortgage-backed securities and asset-backed securities in order to ensure fair and accurate pricing. The fair value estimates for the investment grade securities in the Company’s portfolio do not use significant unobservable inputs or modeling techniques.
U.S. Government and Agency Securities.   U.S. government and agency securities consist primarily of bonds issued by the U.S. Treasury and corporate debt issued by agencies such as the Federal National Mortgage Association (“FNMA”), the Federal Home Loan Mortgage Corporation (“FHLMC”) and the Federal Home Loan Bank. As the fair values of U.S. Treasury securities are based on unadjusted market prices in active markets, they are classified within Level 1. The fair values of U.S. government agency securities are priced using the spread above the risk-free yield curve. As the yields for the risk-free yield curve and the spreads for these securities are observable market inputs, the fair values of U.S. government agency securities are classified within Level 2.
Municipal Securities.   The Company’s municipal portfolio consist of bonds issued by U.S. domiciled state and municipality entities. The fair value of these securities is determined using spreads obtained from broker-dealers, trade prices and the new issue market which are Level 2 inputs in the fair value hierarchy. Consequently, these securities are classified within Level 2.
Non-U.S. Government.   The issuers for securities in this category are non-U.S. governments and their agents including, but not limited to, the U.K., Australia, Canada, France and Germany. The fair values of certain non-U.S. government bonds, primarily sourced from international indices, are based on unadjusted market prices in active markets and are therefore classified within Level 1. The remaining non-U.S. government bonds are classified within level 2 as they are not actively traded. The fair values of the non-U.S. agency securities, again primarily sourced from international indices, are priced using the spread above the risk-free yield curve. As the yields for the risk-free yield curve and the spreads for these securities are observable market inputs, the fair values of non-U.S. agency securities are classified within Level 2. In addition, foreign government securities include a portion of the Emerging Market Debt (“EMD”) portfolio which is also classified within Level 2.
Corporate.   Corporate securities consist primarily of short-term, medium-term and long-term debt issued by U.S. and foreign corporations covering a variety of industries and are generally priced by index providers and pricing vendors. Some issuers may participate in government programs which guarantee timely payment of principal and interest in the event of a default. The fair values of these securities are generally determined using the spread above the risk-free yield curve. Inputs used in the evaluation of these securities include credit data, interest rate data, market observations and sector news, broker-dealer quotes and trade volumes. In addition, corporate securities include a portion of the EMD portfolio. The Company classifies all of these securities within Level 2.
Mortgage-backed Securities.   Residential and commercial mortgage-backed securities consist of bonds issued by the Government National Mortgage Association, the FNMA and the FHLMC as well as private non-agency issuers. The fair values of these securities are determined through the use of a pricing model (including Option Adjusted Spread) which uses prepayment speeds and spreads to determine the appropriate average life of the mortgage-backed security. These spreads are generally obtained from broker-dealers, trade prices and the new issue market. As the significant inputs used to price mortgage-backed securities are observable market inputs, these securities are classified within Level 2.
Asset-backed Securities.   Asset-backed securities are securities backed by notes or receivables against assets other than real estate. The underlying collateral for the Company’s asset-backed securities consists mainly of student loans, automobile loans and credit card receivables. These securities are primarily priced by index providers and pricing vendors. Inputs to the valuation process include broker-dealer quotes and other available trade information, prepayment speeds, interest rate data and credit spreads. The Company classifies these securities within Level 2.
Short-term Investments.   Short-term investments consist of highly liquid debt securities with a maturity greater than three months but less than one year from the date of purchase. Short-term investments are classified as either trading or available for sale according to the facts and circumstances of the investment held. Short-term investments are valued in a manner similar to the Company’s fixed maturity investments and are classified within Levels 1 and 2.
Privately-Held Investments.   Privately-held investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using internally developed discounted cash flow models. These models include inputs that are specific to each investment. The inputs used in the fair value measurements include dividend or interest rates and appropriate discount rates. The selection of an appropriate discount rate is judgmental and is the most significant unobservable input used in the valuation of these securities. A significant increase (decrease) in this input in isolation could result in significantly lower (higher) fair value measurement for privately-held investments. In order to assess the reasonableness of the inputs the Company uses in the discounted cash flow models, the Company maintains an understanding of current market conditions, issuer specific information that may impact future cash flows as well as collaboration with independent vendors for most securities to assess the reasonableness of the discount rate being used.
The following table summarizes the quantitative inputs and assumptions used for financial assets and liabilities categorized as Level 3 under the fair value hierarchy as at June 30, 2020 and December 31, 2019:
As at June 30, 2020	Fair Value Level 3	Valuation Techniques	Unobservable (U) inputs	Ranges		Weighted Average
	($ in millions)
Privately-held investments – Trading
Commercial mortgage loans	$175.9	Discounted cash flow	Discount rate	6.1%	9.0%	7.2%
Commercial mortgage loans	—	Transaction Value	n/a	n/a	n/a	n/a
Middle market loans	104.7	Discounted cash flow	Discount rate	6.2%	13.0%	9.0%
Asset-backed securities	8.4	Discounted cash flow	Discount rate	8.1%	8.1%	8.1%
Equity securities	$2.7	Transaction Value	n/a	n/a	n/a	n/a
	$291.7

At December 31, 2019	Fair Value Level 3	Valuation Techniques	Unobservable (U) inputs	Ranges		Weighted Average
	($ in millions)
Privately-held investments – Trading
Commercial mortgage loans	125.7	Discounted cash flow	Discount rate	5.0%	6.3%	5.8%
Commercial mortgage loans	30.9	Transaction Value	n/a	n/a	n/a	n/a
Middle market loans	$111.7	Discounted cash flow	Discount rate	6.8%	10.3%	7.9%
Asset-backed securities	8.7	Discounted cash flow	Discount rate	6.4%	6.4%	6.4%
Equity securities	$2.7	Transaction Value	n/a	n/a	n/a	n/a
	$279.7

Catastrophe Bonds.   Catastrophe bonds are variable rate fixed income instruments with redemption values adjusted based on the occurrence of a covered event, usually windstorms and earthquakes. Catastrophe bonds are classified as trading and carried at fair value. Catastrophe bonds are priced using an average of multiple broker-dealer quotes and as such, are considered Level 2.
Foreign Exchange Contracts.   The foreign exchange contracts which the Company uses to mitigate currency risk are characterized as OTC due to their customized nature and the fact that they do not trade on a major exchange. These instruments trade in a very deep liquid market, providing substantial price transparency and accordingly are classified as Level 2.
Interest Rate Swaps.   The interest rate swaps which the Company uses to mitigate interest risk are characterized as OTC and are valued by the counterparty using quantitative models with multiple market inputs. The market inputs, such as interest rates and yield curves, are observable and the valuation can be compared for reasonableness with third-party pricing services. Consequently, these instruments are classified as Level 2.
Other investments.   The Company’s other investments represent our investment in a real estate fund. Adjustments to the fair value are made based on the net asset value of the investment. The net valuation criteria established by the manager of such investments are established in accordance with the governing documents and the asset manager’s valuation guidelines, which consider a two part approach: the discounted cash flows approach and the performance multiple approach, which uses a multiple/capitalization rate derived from market metrics from comparable companies or assets to produce operating performance metrics. Alternative valuation methodologies may be employed for investments with unusual characteristics.

Loan Notes Issued by Variable Interest Entities.   Silverton, a Bermuda special purpose insurer, was consolidated into the Company’s group accounts as a VIE. In the fourth quarter of 2014, Silverton issued $85.0 million ($70.0 million third-party funded) of Loan Notes that matured on September 18, 2017. During the fourth quarter of 2015, Silverton issued $125.0 million ($100.0 million third-party funded) of Loan Notes that matured on September 17, 2018. In the fourth quarter of 2016, Silverton issued $130.0 million ($105.0 million third-party funded) of Loan Notes. A final payment was made to noteholders after commutation of the reinsurance agreement on July 1, 2019. Silverton has no further reinsurance commitments outstanding.
The Company elected to account for the Loan Notes at fair value using the guidance as prescribed under ASC 825, Financial Instruments as the Company believes it represents the most meaningful measurement basis for these liabilities. The Loan Notes are recorded at fair value at each reporting period and, given they are not quoted on an active market and contain significant unobservable inputs, they have been classified as Level 3 instruments in the Company’s fair value hierarchy. The Loan Notes are unique because they are linked to the specific risks of the Company’s property catastrophe book.
To determine the fair value of the Loan Notes the Company runs an internal model which considers the seasonality of the risk assumed under the retrocessional agreement between Aspen Bermuda or a combination of Aspen Bermuda and Aspen U.K., as ceding reinsurers, and Silverton. The seasonality used in the model is determined by applying the percentage of property catastrophe losses planned by the Company’s actuaries to the estimated written premium to determine earned premium for each quarter. The inputs to the internal valuation model are based on Company specific data due to the lack of observable market inputs. Reserves for losses are the most significant unobservable input. An increase in reserves for losses would normally result in a decrease in the fair value of the Loan Notes while a decrease in reserves would normally result in an increase in the fair value of the Loan Notes. The Loan Notes were redeemed as at December 31, 2019 and therefore had a nil value as at June 30, 2020 and a value of $1.8 million as at June 30, 2019.
The following table presents a reconciliation of the beginning and ending balances for all assets and liabilities measured at fair value on a recurring basis using Level 3 inputs for the six months ended June 30, 2020 and December 31, 2019:
Six Months Ended June 30, 2020	Balance at beginning of year	Purchases and issuances	Settlements and sales	Increase/(decrease) in fair value included net income	Balance at end of year	Change in unrealized investment gains (losses) relating to assets held at end of year
Assets
Privately-held investments – trading
Commercial mortgage loans	$156.4	$58.1	$(18.7)	$(19.9)	$175.9	$(17.1)
Middle market loans	111.7	0.5	(2.3)	(5.2)	104.7	(4.7)
Asset-backed securities	8.7	—	—	(0.3)	8.4	(0.3)
Equity securities	2.7	—	—	—	2.7	—
Total Level 3 assets	$279.5	$58.6	$(21.0)	$(25.4)	$291.7	$(22.1)
Liabilities
Loan notes issued by Silverton(1)	$—	$—	$—	$—	$—	$—
Total Level 3 liabilities	$—	$—	$—	$—	$—	$—

Twelve Months Ended December 31, 2019	Balance at beginning of year	Purchases and issuances	Settlements and sales	Increase/(decrease) in fair value included net income	Balance at end of year	Change in unrealized investment gains (losses) relating to assets held at end of year
Assets
Privately-held investments – trading
Commercial mortgage loans	$—	$174.7	$(20.1)	$1.7	$156.6	$0.3
Middle market loans	—	115.5	(3.8)	0.1	111.7	—
Asset-backed securities	—	8.7	—	—	8.7	—
Equity securities	—	2.7	—	—	2.7	—
Total Level 3 assets	$—	$301.5	$(23.9)	$1.8	$279.7	$0.3
Liabilities
Loan notes issued by Silverton (1)	$4.6	$—	$(7.7)	$3.1	$—	$—
Total Level 3 liabilities	$4.6	$—	$(7.7)	$3.1	$—	$—

(1)
The amount classified within accrued expenses and other payables was $Nil and Nil as at June 30, 2020 and December 31, 2019, respectively.

9.   Reinsurance
The Company purchases retrocession and reinsurance to limit and diversify the Company’s risk exposure and increase its own reinsurance and insurance underwriting capacity. These agreements provide for recovery of a portion of losses and loss adjustment expenses from reinsurers. As is the case with most reinsurance contracts, the Company remains liable to the extent that reinsurers do not meet their obligations under these agreements and therefore, in line with its risk management objectives, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk. The total amount recoverable by the Company from reinsurers as at June 30, 2020 was $3,236.7 million (December 31, 2019 — $2,319.8 million) of which $2,052.3 million was uncollateralized (December 31, 2019 — $1,817.5 million). As at June 30, 2020 12.9% (December 31, 2019 — 11.9%) of the Company’s uncollateralized reinsurance recoverables were with Everest Re which is rated A+ by A.M Best and A+ by S&P, 13.1% (December 31, 2019 — 15.1%) with Munich Re which are rated A+ by A.M Best and AA- by S&P and 8.9% (December 31, 2019 — 8.6%) with Scor Re which is rated A+ by A.M Best and AA- by S&P. These are the Company’s largest exposures to individual reinsurers. The Company has made no provision for doubtful debts from any of its reinsurers as at December 31, 2019.
On June 16, 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326)” which introduced a new impairment model, known as the current expected loss model (‘CECL’), which is based on expected losses rather than incurred losses. Under the new credit loss model, the Company would recognize an allowance for its estimate of expected credit losses and this would apply to reinsurance receivables. Following the adoption of this ASU with effect from January 1, 2020, the Company recognized a reduction in the Company’s reinsurance recoverables by $3.7 million.
10.   Derivative Contracts
The following tables summarize information on the location and amounts of derivative fair values on the consolidated balance sheet as at June 30, 2020 and December 31, 2019:
		As at June 30, 2020		As at December 31, 2019
Derivatives Not Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value
		($ in millions)		($ in millions)
Foreign Exchange Contracts	Derivatives at Fair Value	$393.4	$11.1	$687.3	$8.1
Foreign Exchange Contracts	Liabilities under Derivative Contracts	$640.3	$(9.4)(1)	$1,009.0	$(8.9)
Interest Rate Swaps	Liabilities under Derivative Contracts	$1,250.0	$(111.9)(2)	$1,800.0	$(78.3)

(1)
Net of $6.9 million cash collateral (December 31, 2019 — $2.9 million).

(2)
Initial and variation margin of $133.7 million has been posted (December 31, 2019 — $111.1 million).

		As at June 30, 2020		As at December 31, 2019
Derivatives Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value
		($ in millions)		($ in millions)
Foreign Exchange Contracts	Derivatives at Fair Value	$42.9	$—	$85.5	$4.8
Foreign Exchange Contracts	Liabilities under Derivative Contracts	$—	$—	$—	$—
The following table provides the unrealized and realized gains recorded in the statements of operations and other comprehensive income for derivatives that are not designated or designated as hedging instruments under ASC 815 — “Derivatives and Hedging” for the six months ended June 30, 2020 and 2019.
		Amount of Gain Recognized on Derivatives
Derivatives not designated as hedges	Location of Gain Recognized on Derivatives	Six Months Ended
		June 30, 2020	June 30, 2019
		($ in millions)
Foreign Exchange Contracts	Change in Fair Value of Derivatives	$(7.1)	$(13.1)
Interest Rate Swaps	Change in Fair Value of Derivatives	$(80.7)	$(120.5)
Derivatives designated as hedges
Foreign Exchange Contracts	General, administrative and corporate expenses	$(1.3)	$0.7
Foreign Exchange Contracts	Net change from current period hedged transactions	$(5.1)	$(1.0)
Foreign Exchange Contracts.   The Company uses foreign exchange contracts to manage foreign currency risk associated with our operating expenses but also foreign exchange risk associated with net assets or liabilities in currencies other than the U.S. dollar. A foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign exchange contracts will not eliminate fluctuations in the value of the Company’s assets and liabilities denominated in foreign currencies but rather allow it to establish a rate of exchange for a future point in time.
As at June 30, 2020, the Company held foreign exchange contracts that were not designated as hedging under ASC 815 with an aggregate notional value of $1,033.7 million (December 31, 2019 — $1,696.3 million ). The foreign exchange contracts are recorded as derivatives at fair value with changes recorded as a change in fair value of derivatives in the statement of operations. For the six months ended June 30, 2020, the impact of foreign exchange contracts on net income was a loss of $7.1 million (June 30, 2019 — loss of $13.1 million).
As at June 30, 2020, the Company held foreign exchange contracts that were designated as hedging under ASC 815 with an aggregate nominal amount of $42.9 million (December 31, 2019 — $85.5 million). The foreign exchange contracts are recorded as derivatives at fair value in the balance sheet with the change in fair value recorded in other comprehensive income. The movement in other comprehensive income for the six months ended June 30, 2020 was a net unrealized loss of $5.1 million (June 30, 2019 — loss of $1.0 million).
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general, administration and corporate expenses of the statement of operations and other comprehensive income. For the six months ended June 30, 2020, the amount recognized within general, administrative and corporate expenses for settled foreign exchange contracts was a realized loss of $1.3 million (June 30, 2019 — gain of $0.7 million).
Interest Rate Swaps.   During the six months ended June 30, 2020, the Company entered into fixed for floating interest rate swaps with a total notional amount of $1,250.0 million due to mature between January 18, 2021 and January 18, 2034. The interest rate swaps are used in the ordinary course of the Company’s investments activities to partially mitigate the negative impact of rises in interest rates on the market value of the Company’s fixed income portfolio. For the six months ended June 30, 2020, there was a loss of $80.7 million (June 30, 2019 — loss of $120.5 million).
As at June 30, 2020, initial and variation margin with a fair value of $133.7 million was posted to a Futures Commission Merchant to support the current valuation of the interest rate swaps (December 31, 2019 — $111.1 million). As at June 30, 2020, no non-cash collateral was transferred to the Company by its counterparties (December 31, 2019 — $Nil). Transfers of margin are recorded on the consolidated balance sheet within Derivatives at Fair Value, while transfers in respect of non-cash collateral are disclosed but not recorded. As at June 30, 2020, no amount was recorded in the consolidated balance sheet for the pledged assets.
11.   Deferred Policy Acquisition Costs
The following table represents a reconciliation of beginning and ending deferred policy acquisition costs for the six months ended June 30, 2020 and 2019:
	Six months ended June 30,
	2020	2019
	($ in millions)
Balance at the beginning of the period	$291.1	$248.5
Acquisition costs deferred	264.5	231.6
Amortization of deferred policy acquisition costs	(230.9)	(190.0)
Balance at the end of the period	$324.7	$290.1

12.   Reserves for Losses and Loss Adjustment Expenses
The following table represents a reconciliation of beginning and ending consolidated loss and loss adjustment expenses (“LAE”) reserves for the six months ended June 30, 2020 and 2019 and the twelve months ended December 31, 2019:
	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019	Twelve Months Ended December 31, 2019
	($ in millions)
Provision for losses and LAE at the start of the year	$6,951.8	$7,074.2	$7,074.2
Less reinsurance recoverable	(2,319.8)	(2,077.6)	(2,077.6)
Net loss and LAE at the start of the year	4,632.0	4,996.6	4,996.6
Provision for losses and LAE for claims incurred:
Current year	882.7	641.0	1,620.2
Prior years	0.3	(9.1)	59.5
Total incurred	883.0	631.9	1,679.7
Losses and LAE payments for claims incurred:
Current year	(44.5)	(31.4)	(428.5)
Prior years	(836.5)	(1,100.5)	(1,694.1)
Total paid	(881.0)	(1,131.9)	(2,122.6)
Foreign exchange losses/(gains)	(45.5)	19.3	78.3
Net losses and LAE reserves at period end	3,818.5	4,515.9	4,632.0
Plus reinsurance recoverable on unpaid losses at period end	3,236.7	2,266.8	2,319.8
Provision for losses and LAE at the end of the relevant period	$7,055.2	$6,782.7	$6,951.8

For the six months ended June 30, 2020, there was an increase of $0.3 million in the Company’s estimate of the ultimate claims to be paid in respect of prior accident years compared to a reduction of $9.1 million for the six months ended June 30, 2019.

13.   Capital Structure
The following table provides a summary of the Company’s authorized and issued share capital as at June 30, 2020 and December 31, 2019:
	As at June 30, 2020		As at December 31, 2019
	Number	$ in Thousands	Number	$ in Thousands
Authorized share capital:
Ordinary Shares $0.01 per share (2019: $0.01 per share)	70,000,000	700	70,000,000	700
Preference Shares 0.15144558¢ per share	30,000,000	45	30,000,000	45
Total authorized share capital		745		745
Issued share capital:
Issued ordinary shares of $0.01 per share (2019: $0.01 per share)	60,395,839	604	60,395,839	604
Issued 5.95% preference shares of 0.15144558¢ each with a liquidation preference of $25 per share	11,000,000	17	11,000,000	17
Issued 5.625% preference shares of 0.15144558¢ each with a liquidation preference of $25 per share	10,000,000	15	10,000,000	15
Issued 5.625% preference shares of 0.15144558¢ represented by depositary shares, each with a liquidation preference of $25 per share(1)	10,000	—	10,000	—
Total issued share capital		636		636

(1)
Each depositary share represents a 1/1000th interest in a share of the 5.625% preference shares.

Additional paid-in capital as at June 30, 2020 was $1,201.7 million (December 31, 2019 — $1,201.7 million). Additional paid-in capital includes the aggregate liquidation preferences of the Company’s preference shares of $525.0 million (December 31, 2019 — $775.0 million) less issue costs of $13.1 million (December 31, 2019 — $21.5 million).
Authorized and Issued Ordinary Shares.   Pursuant to the Merger Agreement, at the effective time of the Merger, each ordinary share of the Company issued and outstanding immediately prior to such time (other than ordinary shares owned by the Company as treasury shares, owned by any subsidiary of the Company or owned by Parent, Merger Sub or any subsidiary thereof) was automatically canceled and converted into the right to receive $42.75 in cash, without interest and less any required tax withholdings. The Company’s ordinary shares ceased trading on the New York Stock Exchange (the “NYSE”) prior to the opening of trading on February 15, 2019.
Pursuant to the terms of the Merger Agreement, the memorandum of association and bye-laws of Merger Sub immediately prior to the effective time of the Merger became the memorandum of association and bye-laws, respectively, of the Company at the effective time of the Merger and will remain the memorandum of association (the “Altered Memorandum of Association”) and bye-laws, respectively, of the Company, until changed or amended as provided therein or pursuant to applicable law. The Company’s authorized share capital, as set out in the Altered Memorandum of Association, is $745,434 divided into 70,000,000 ordinary shares of par value $0.01 and 30,000,000 preference shares of par value 0.01000000¢. Immediately prior to the effective time of the Merger, Parent held 60,395,839 of ordinary shares of Merger Sub, par value $0.01. Pursuant to the terms of the Merger Agreement, each common share of Merger Sub issued and outstanding immediately prior to the effective time of the Merger was canceled and converted into and became one duly authorized, validly issued, fully paid and non-assessable ordinary share, par value of $0.01, of the Company, as the surviving company.
Preference Share Issuance.   On August 13, 2019, the Company issued 10,000,000 Depositary Shares, each of which represents 1/1000th interest in a share of the newly designated 5.625% Perpetual Non-Cumulative Preference Shares (the “Depositary Shares”). The Depositary Shares have a liquidation preference of $25 per share. Net proceeds were $241.6 million, comprising $250.0 million of total liquidation preference less $8.4 million of issuance expenses. The Depositary Shares are listed on the NYSE under the symbol “AHL PRE”.
The Company did not issue any preference shares during the six months ended June 30, 2020.
14.   Share-Based Payments
Pre-Merger.   The Company had previously issued options and other equity incentives under the 2003 Share Incentive Plan, the 2013 Share Incentive Plan, the 2016 Stock Incentive Plan for Non-Employee Directors, the Amended 2006 Stock Option Plan, the

2008 Employee Share Purchase Plan (“ESPP”) and the Amended 2008 Sharesave Scheme. When options were exercised or other equity awards (excluding phantom shares) vested, new ordinary shares were issued as the Company did not hold treasury shares. Phantom shares were settled in cash in lieu of ordinary shares upon vesting. Immediately prior to the Merger, the Company took all actions necessary to enable and require existing participants in the ESPP to utilize their accumulated payroll deductions to purchase newly issued ordinary shares in accordance with the terms of the ESPP and, immediately after such purchases were completed, the Company terminated the ESPP.
In accordance with the Merger Agreement, at the effective time of the Merger each issued and outstanding ordinary share of the Company (other than any ordinary shares that were owned by any subsidiary of the Company or owned by Parent, Merger Sub or any subsidiary thereof) was automatically canceled and converted into the right to receive $42.75 in cash, without interest and less any required tax withholdings (the “Merger Consideration”).
In addition, at the effective time of the Merger, all outstanding restricted share units and phantom shares, in each case, that were subject to performance-based vesting requirements, to the extent not vested, vested in full (with respect to any performance period that had been completed, determined based on actual level of performance achieved, and, with respect to any performance period that had not been completed, determined based on achievement of performance-based vesting requirements at target payout levels) and were cashed out based on the per share Merger Consideration. All other outstanding restricted share unit awards, to the extent not vested, vested in full and were cashed out based on the per share Merger Consideration plus a cash amount for any accrued but unpaid dividends in respect of such awards prior to the Effective Time. As a result, the total unrecognized share-based compensation expense related to the unvested awards was expensed and no share-based awards remain outstanding at June 30, 2020 and December 31, 2019 in relation to Performance, Phantom or Restricted Share Units that were awarded pre-merger.
Post-Merger.   The Company implemented a new long-term incentive scheme, under which annual awards are split equally between Performance Units and Exit Units. Performance Units vest after two years subject to the Company achieving pre-determined growth in book value per share targets. Exit Units vest upon change of control (Sale or IPO) and achieving pre-determined multiplies of invested capital return targets. Both Performance Units and Exit Units are cash-based awards.
The Company’s total share-based compensation / long-term incentive plan expense for the six months ended June 30, 2020 was $2.1 million which related primarily of a charge of $1.6 million in relation to Performance Units and a charge of $0.5 million in relation to previously awarded deferred cash awards. The Company’s total share-based compensation / long-term incentive plan expense for the six months ended June 30, 2019 was $2.4 million, which related primarily to the vesting of the share-based awards at the effective time of the Merger totaling $21.6 million, offset by $21.6 million compensation funded by Parent under the terms of the Merger Agreement for the settlement of these previously unvested share-based compensation awards, a charge of $nil in relation to Performance Units, $0.5 million in relation to previously awarded deferred cash awards and $1.9 million in relation to other share-based compensation expense.
15.   Intangible Assets and Goodwill
The following tables provide a summary of the Company’s intangible assets for the six months ended June 30, 2020 and 2019:
	Six Months Ended June 30, 2020				Six Months Ended June 30, 2019
	Beginning of the Period	Amortization	Impairment	End of the Period	Beginning of the Period	Amortization	Impairment	End of the Period
	($ in millions)				($ in millions)
Intangible Assets
Trademarks	$1.9	$(0.1)	—	$1.8	$2.5	$(0.2)	—	$2.3
Insurance Licenses	16.7	—	—	16.7	16.7	—	—	16.7
Agency Relationships	1.2	(0.2)	—	1.0	1.8	(0.4)	—	1.4
Non-compete Agreements	0.2	(0.2)	—	—	0.4	(0.2)	—	0.2
Goodwill	3.9	—	—	3.9	3.9	—	—	3.9
Renewal Rights	—	—	—	—	1.0	(0.1)	(0.9)	—
Total	$23.9	$0.5	$—	$23.4	$26.3	$(0.9)	$(0.9)	$24.5

Aspen’s intangible assets relate to trademarks, contracts to sell products through independent broker and agents (Agency Relationships), an agreement for renewal rights with Liberty Specialty Markets Limited, non-compete agreements and licenses to trade in the U.S. and U.K.
In addition, Aspen has recognized goodwill of $2.1 million on the acquisition of equity voting interest of Blue Waters, a specialist marine insurance agency in October 2016 and of $1.8 million on the purchase in January 2017 of 49% share of Digital Re, a digital risk and specialty insurer.
The “Aspen” trademark, valued at $1.4 million, goodwill and insurance licenses are considered to have an indefinite life and are tested annually for impairment or when events or changes in circumstances indicate that these assets might be impaired. For the years ended December 31, 2018 and December 31, 2019, the Company performed its annual qualitative assessment and determined that it was not more likely than not that these were impaired.
The remaining intangible assets, including the “Blue Waters” trademark valued at $0.3 million, were estimated to have an economic useful life of 5 years. The Company amortizes the estimated value of these assets over their estimated useful life which is included as an expense in the income statement.
16.   Operating Leases
As at June 30, 2020, the Company has recognized Right-of-use operating lease assets of $88.0 million (December 31, 2019 — $93.5 million) and operating lease liabilities of $107.4 million (December 31, 2019 — $113.2 million). Right-of-use operating lease assets comprise primarily of leased office real estate globally and other assets. For all office real estate leases, rent incentives, including reduced-rent and rent free periods and contractually agreed rent increases during the lease term, have been included when determining the present value of future cash flows. The Company believe that our office space is sufficient for us to conduct our operating for the foreseeable future in these locations.
The Company has no lease transactions between related parties.
Operating lease charge.   The following table summarizes the operating lease charge for the six months ended June 30, 2020 and 2019:
	For the Six Months Ended
	June 30, 2020	June 30, 2019
	($ in millions)
Amortization charge on Right-of-use operating leased assets	$6.1	$6.6
Interest on operating lease liabilities	$2.6	$2.4
Operating lease charge	$8.7	$9.0

Lease Liabilities.   The following table summarizes the maturity of lease liabilities under non-cancellable leases as of June 30, 2020 and December 31, 2019:
	June 30, 2020	December 31, 2019
	($ in millions)
Operating leases – maturities
2019	$—	—
2020	$17.6	$17.7
2021	$16.4	16.4
2022	$13.2	13.0
2023	$12.3	12.2
Later years	$84.0	85.3
Total minimum lease payments	$143.5	$144.6
Less imputed interest	$(36.1)	(31.4)
Total lease liabilities	$107.4	$113.2

Other lease information.   The following table summarizes the cash flows on operating leases for the six months ended June 30, 2020 and 2019, and other supplemental information:
	For the Six Months Ended
	June 30, 2020	June 30, 2019
	($ in millions)
Cash paid for amounts included in the measurement of lease liabilities
– Operating cash outflow from operating leases	$(8.5)	$(9.0)
Right-of-use assets obtained in exchange for lease obligations
– Operating leases	$2.5	$3.1
Reduction to Right-of-use assets resulting from reductions to lease obligations
– Operating leases	$2.6	$2.4
Weighted Averages
– Operating leases, remaining lease terms (years)	9.9	10.5
– Operating leases, average discount rate	5.0%	5.0%
17.   Commitments and Contingent Liabilities
(a)   Restricted assets
The Company is obliged by the terms of its contractual obligations to specific policyholders and by obligations to certain regulatory authorities to facilitate issue of letters of credit or maintain certain balances in deposits and trust funds for the benefit of policyholders. The following table details the forms and value of the Company’s restricted assets as at June 30, 2020 and December 31, 2019:
	As at June 30, 2020	As at December 31, 2019
	($ in millions, except percentages)
Regulatory trusts and deposits:
Affiliated transactions	$637.0	$754.9
Third party	2,852.0	2,766.6
Letters of credit / guarantees(1)	558.5	635.4
Investment commitment – real estate fund	—	—
Other investments – real estate fund	107.2	111.4
Total restricted assets	$4,154.7	$4,268.3
Total as percent of investable assets(2)	53.3%	54.4%

(1)
As at June 30, 2020, the Company had pledged funds in the amount of $558.5 million (December 31, 2019 — $635.4 million) as collateral for the secured letters of credit.

(2)
Investable assets comprise total investments, cash and cash equivalents, accrued interest, receivables for securities sold and payables for securities purchased.

Real Estate Fund.   On December 20, 2017, the Company committed $100.0 million as a limited partner to a real estate fund. The investment objective of the fund is to achieve attractive risk-adjusted returns through the acquisition of income producing, high quality assets in gateway cities located in the U.S. and Canada in the office, retail, industrial and multifamily sectors of the real estate market. On May 1, 2018, the Company received a demand for an initial capital call of $86.2 million and paid the capital call on May 10, 2018. On September 19, 2018, the Company received a demand for the final capital call of $13.8 million and paid the capital on September 28, 2018.
Investments in this real estate fund may be redeemed on a quarterly basis with 90 days’ notice subject to available cash in the fund once the lock-up period ends two years after the capital call. If sufficient cash is not available then all requested redemptions will be made on a pro rata basis. If a redemption request has not been met in full, as of such calendar quarter, the remaining portion of the request will be redeemed in subsequent quarters. There are no assurances as to when the Company may be able to withdraw, in whole or in part, its redemption request from the fund. A lock-up period is the initial amount of time an investor is contractually required to remain invested before having the ability to redeem.

Funds at Lloyd’s.   AUL operates at Lloyd’s as the corporate member for Syndicate 4711. Lloyd’s determines Syndicate 4711’s required regulatory capital principally through the syndicate’s annual business plan. Such capital, called Funds at Lloyd’s, consists of investable assets as at June 30, 2020 in the amount of $537.5 million (December 31, 2019 — $513.1 million).
The amounts provided as Funds at Lloyd’s are drawn upon and become a liability of the Company in the event Syndicate 4711 declares a loss at a level that cannot be funded from other resources, or if Syndicate 4711 requires funds to cover a short term liquidity gap. The amount which the Company provides as Funds at Lloyd’s is not available for distribution to the Company for the payment of dividends. Aspen Managing Agency Limited, the managing agent to Syndicate 4711, is also required by Lloyd’s to maintain a minimum level of capital which as at June 30, 2020 was £0.4 million (December 31, 2019 — £0.4 million). This is not available for distribution by the Company for the payment of dividends.
Credit Agreement.   On March 27, 2017, Aspen Holdings and certain of its direct or indirect subsidiaries (collectively, the “Borrowers”) entered into a Second Amended and Restated Credit Agreement (the “Credit Agreement”) with various lenders and Barclays Bank plc, as administrative agent. The Credit Agreement will be used by the Borrowers to finance the working capital needs of the Company and its subsidiaries, for letters of credit in connection with the insurance and reinsurance businesses of the Company and its subsidiaries and for other general corporate purposes. Initial availability under the Credit Agreement is $200 million and the Company has the option (subject to obtaining commitments from acceptable lenders) to increase the Credit Agreement by up to $100 million. The Credit Agreement will expire on March 27, 2022.
As at June 30, 2020, no borrowings were outstanding under the Credit Agreement. The fees and interest rates on the loans and the fees on the letters of credit payable by the Borrowers under the Credit Agreement are based upon the credit ratings for the Company’s long-term unsecured senior debt by S&P and Moody’s. In addition, the fees for a letter of credit vary based upon whether the applicable Borrower has provided collateral (in the form of cash or qualifying debt securities) to secure its reimbursement obligations with respect to such letter of credit.
Under the Credit Agreement, the Company must not permit (a) consolidated tangible net worth to be less than approximately $1,891,100,000 plus 25% of consolidated net income during the period from January 1, 2020 to and including such date, plus 25% of aggregate net cash proceeds of all issuances by the Company of shares of its capital stock during the period from January 1, 2020 to and including such date, (b) the ratio of its total consolidated debt to the sum of such debt plus its consolidated tangible net worth to exceed 35% or (c) any material insurance subsidiary to have a financial strength rating of less than B++ from A.M. Best. The Credit Agreement contains other customary affirmative and negative covenants, including (subject to various exceptions) restrictions on the ability of the Company and its subsidiaries to incur indebtedness, create or permit liens on their assets, engage in mergers or consolidations, dispose of assets, pay dividends or other distributions, purchase or redeem the Company’s equity securities, make investments and enter into transactions with affiliates. In addition, the Credit Agreement has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, bankruptcy or insolvency proceedings, change of control and cross-default to other debt agreements.
On August 28, 2018, the Borrowers entered into a Waiver to Credit Agreement with various lenders and Barclays Bank plc, as administrative agent, under which the lenders thereunder waived any Default or Event of Default (as each term is defined in the Credit Agreement) that would result from any Change of Control (as such term is defined in the Credit Agreement) caused by the Merger.
Other Credit Facilities.   On June 29, 2018, Aspen Bermuda and Citibank Europe plc (“Citi Europe”) amended the committed letter of credit facility, dated June 30, 2012, as amended on June 30, 2014, June 30, 2016 and June 30, 2020, (the “LOC Facility”). The latest amendment to the LOC facility extends the term of the LOC Facility to June 30, 2022 and provides a maximum aggregate amount of up to $500.0 million. Under the LOC Facility, Aspen Bermuda will pay to Citi Europe (a) a letter of credit fee based on the available amounts of each letter of credit and (b) a commitment fee, which varies based upon usage, on the unutilized portion of the LOC Facility. Aspen Bermuda will also pay interest on the amount drawn by any beneficiary under the LOC Facility at a rate per annum of LIBOR plus 1% (plus reserve asset costs, if any) from the date of drawing until the date of reimbursement by Aspen Bermuda. In addition, Aspen Bermuda and Citi Europe entered into an uncommitted letter of credit facility whereby Aspen Bermuda has the ability to request letters of credit under this facility subject to the prior approval of Citi Europe. The fee associated with the uncommitted facility is a letter of credit fee based on the available amounts of each letter of credit issued under the uncommitted facility. Both the LOC Facility and the uncommitted facility are used to secure obligations of Aspen Bermuda to its policyholders. In addition to these facilities, we also use regulatory trusts to secure our obligations to policyholders.
The terms of a pledge agreement between Aspen Bermuda and Citi Europe (pursuant to an assignment agreement dated October 11, 2006) dated January 17, 2006, as amended, were also amended on June 30, 2014 to change the types of securities or other assets that are acceptable as collateral under the New LOC Facility. All other agreements relating to Aspen Bermuda’s LOC Facility, which now apply to the LOC Facility with Citi Europe, as previously filed with the SEC, remain in full force and effect. As at June 30, 2020, we had $445.4 million of outstanding collateralized letters of credit under the LOC Facility (December 31, 2019 — $444.2 million under the LOC Facility).
On February 11, 2019, Aspen Holdings (acting as guarantor of Aspen European Holdings Limited (“Aspen European”)) and Aspen European entered into a letter of credit facility agreement with National Australia Bank Limited, London Branch, for the purpose of obtaining a letter of credit in favor of Aspen U.K. for a sum not to exceed $100 million. In the event Aspen U.K. demands payment of cash funds under this facility, Aspen Holdings as guarantor would be required to repay the letter of credit. A letter of credit was issued in favor of Aspen U.K. for a sum of $100 million which expires on February 11, 2023.
(b)   Contingent liabilities
In common with the rest of the insurance and reinsurance industry, the Company is subject to litigation and arbitration in the ordinary course of business. The Company’s Operating Subsidiaries are regularly engaged in the investigation, conduct and defense of disputes, or potential disputes, resulting from questions of insurance or reinsurance coverage or claims activities. Pursuant to insurance and reinsurance arrangements, many of these disputes are resolved by arbitration or other forms of alternative dispute resolution. Such legal proceedings are considered in connection with estimating the Company’s Insurance Reserves — Loss and Loss Adjustment Expenses, as provided on the Company’s consolidated balance sheet.
In some jurisdictions, noticeably the U.S., a failure to deal with such disputes or potential disputes in an appropriate manner could result in an award of “bad faith” punitive damages against the Company’s Operating Subsidiaries. In accordance with ASC 450-20-50-4b, for (a) reasonably possible losses for which no accrual is made because any of the conditions for accrual in ASC 450-20-25-2 are not met and (b) reasonably possible losses in excess of the amounts accrued pursuant to ASC 450-20-30-1, the Company will provide an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.
As at June 30, 2020 and December 31, 2019, based on available information, it was the opinion of the Company’s management that the probability of the ultimate resolution of pending or threatened litigation or arbitrations having a material effect on the Company’s financial condition, results of operations or liquidity would be remote.
18.   Related Party Transactions
In the normal course of the Company’s underwriting activities, the Company has entered into insurance and reinsurance agreements with companies affiliated with the Company.
In addition to the material related party contracts listed below, we also have a number of contracts with Apollo affiliates the net cost of which are individually and the aggregate less than $50k.
Relationships and Related Party Transactions with Apollo or its Affiliates
Apollo’s indirect subsidiary, Apollo Asset Management Europe PC LLP (“AAME”), serves as the investment manager for certain of the Company’s subsidiaries, and Apollo’s indirect subsidiary, Apollo Management Holdings, L.P. (“AMH”), provides the Company with management consulting services and advisory services.
Additionally, certain employees of Apollo and its affiliates serve on the Board.
A description of relationships we have with Apollo and its affiliates and transactions that have existed or that we have entered into with Apollo and its affiliates are described below.
Investment Management Relationships
AAME serves as the Company’s investment manager and the investment manager for certain of our subsidiaries, and provides centralized asset management investment advisory and risk services for the portfolio of our investments and investments of such subsidiaries pursuant to the investment management agreements (“IMAs”) that have been entered into with AAME. AAME is integrated into the Apollo investment platform and provides the Company with access to Apollo’s investment expertise and fully-built infrastructure without the burden of incurring the development and maintenance costs of building an in-house investment asset manager with the capabilities of Apollo/AAME.
AAME is registered in England and Wales and is authorized and regulated by the Financial Conduct Authority in the United Kingdom under the Financial Services and Markets Act 2000 and the rules promulgated thereunder for the primary purpose of providing a centralized asset management and risk function to European clients in the financial services and insurance sectors. AAME has necessary permissions to engage in certain specified regulated activities including providing investment advice, undertaking discretionary investment management and arranging deals in relation to certain types of investment.
In addition, pursuant to the IMAs, AAME may engage sub-advisors or delegates to provide certain of the investment advisory and management services to our subsidiaries. In this regard, AAME is able to leverage its relationships with other Apollo-affiliated investment advisors in a sub-advisory capacity, pursuant to which AAME has mandated its affiliates, Apollo Management International LLP (“AMI”) and Apollo Capital Management L.P. (“AMC”), to invest in asset classes in which they have investment expertise and sourcing capabilities, such as middle market loans, commercial mortgage loans, structured products and short term secured investments. Pursuant to the IMAs, all sub-advisors and delegates are ultimately overseen by AAME to ensure they are appropriate for the business and consistent with the investment strategy of the Aspen Group and such sub-advisory delegations are revocable by AAME.
IMAs — U.S., Bermuda and U.K.
In April 2019, following the completion of the Merger, AAME was engaged as the investment advisor for certain of our subsidiaries in the U.S., Bermuda and U.K. The assets of those subsidiaries are managed by AAME and certain affiliates of AAME through a sub-advisory arrangement.
Under each of the IMAs, AAME will be paid an annual investment management fee (the “Management Fee”) which will be based on a cost-plus structure. The “cost” is comprised of the direct and indirect fees, costs, expenses and other liabilities arising in or otherwise connected with the services provided under the IMAs. The “plus” component will be a mark-up in an amount of up to 25% determined based on an applicable transfer pricing study. The Management Fee will be subject to certain maximum threshold levels, including an annual fee cap of 15 bps of the total amount of investable assets. Affiliated sub-advisors, including AMI and AMC, will also earn additional fees for sub-advisory services rendered.
Termination of Investment Management or Advisory Agreements with AAME
The IMAs have no stated term and may be terminated by either AAME or the relevant subsidiary, as applicable, upon 60 days’ notice at any time or when required by such party’s regulator or by applicable law. In addition, AAME may terminate the IMAs immediately upon notice if the implementation of any amendments to the applicable investment guidelines is impossible for, or cannot reasonably be expected of, AAME. Such termination rights may adversely affect the Company’s investment results.
Third Party Sub-Advisory Agreements
In the limited instances in which AAME desires to invest in asset classes for which neither AAME nor Apollo possesses the investment expertise or sourcing abilities required to manage the assets, or in instances in which AAME makes the determination that it is more effective or efficient to do so, AAME may mandate third-party sub-advisors to invest in such asset classes. Pursuant to IMAs, the Company’s subsidiaries will be responsible for fees paid to such sub-advisors.
Management Consulting Agreement
As previously disclosed, the Company entered into a Management Consulting Agreement, dated March 28, 2019 (the “Management Consulting Agreement”), with Apollo Management Holdings, L.P. (“AMH”). Pursuant to the Management Consulting Agreement, AMH will provide the Company and its subsidiaries with management consulting and advisory services related to the business and affairs of the Company and its subsidiaries and the Company will pay to AMH in consideration for its services under the Management Consulting Agreement an annual management consulting fee equal to the greater of (i) 1% of the consolidated net income of the Company and its subsidiaries for the applicable fiscal year, and (ii) $5 million.
The Management Consulting Agreement is effective February 15, 2019 (the “Commencement Date”) and has an initial term of eight years from the Commencement Date. The Management Consulting Agreement will be automatically extended for an additional 12-month term on each of the eight-year and nine-year anniversary of the Commencement Date absent contrary notice by either party given not less than 30 days prior to such anniversary date. The Management Consulting Agreement will be automatically terminated on the occurrence of the consummation of any transaction or series of transactions, whether or not related, as a result of which New Holders (as defined in the Management Consulting Agreement) become the beneficial owner, directly or indirectly, of more than ninety percent of the ordinary shares or other common equity and voting securities of the Company and its subsidiaries.
2020 IMA and Management Consulting Fees
During the six months ended June 30, 2020, the Company recognized IMA fees of $3.9 million, of which $3.5 million remains payable to AAME at period end end. During the six months ended June 30, 2020, the Company recognized Management Consulting fees of $2.5 million, of which $1.3 million remains payable to AMH at period end.

Other Payables to Related Parties
As at June 30, 2020, the Company had an intercompany payable balance of $17.1 million, due to its parent, Highlands Holdings Ltd.
19.   Subsequent Events
COVID-19.   We continue to closely monitor developments related to the outbreak of COVID-19, also known as coronavirus, to assess any potential impact on our business. Like many property and casualty (re)insurers, we have exposure to the contingency market and cancellation losses stemming from the COVID-19 outbreak and face COVID-19 related claims from credit and surety lines and exposure from business interruption. Whether the virus could trigger coverage is dependent on specific policy language, terms and exclusions. There is a risk, however, that legislative, regulatory, judicial or social influences may extend coverage beyond our intended contractual obligations or result in an increase in the frequency or severity of claims beyond expected levels. The volatility in the financial markets resulting from the outbreak may also impact our investment portfolio. Our investment portfolio comprises primarily government and other fixed income securities and we are not significantly exposed to equity markets. However, our corporate bond portfolio could be subject to default risk in the event of further extended disruption to trade, and our strategic asset allocation includes middle market loans, commercial and other mortgage loan arrangements which may be adversely affected by the outbreak. In addition, existing and potential future travel bans, preventative or government mandated closures of our offices or the offices of our outsource providers may affect our ability to conduct our business. A prolonged period of commercial disruption, reduced economic activity and other consequences of the outbreak could have a material impact on our results of operations, financial condition or liquidity. For the six months ended June 30, 2020, the company recognized losses associated with COVID-19 totaling $187.3 million, however since this remains an evolving and highly uncertain situation it is not possible to provide an estimate of potential future insurance, reinsurance or investment exposure or any other indirect effects the outbreak may have on our results of operations, financial condition or liquidity.
Surety.   On July 16, 2020, the Company announced the sale of its Surety insurance operations, via an exclusive renewal right transaction with Amynta Group, and various associated reinsurance and transition service agreements, including a loss portfolio transfer and quota share reinsurance agreement with Crum & Forster for the inforce book. The sale has been treated as a non adjusting event and the gains and losses described below have not been recognized in the six months ended June 30, 2020.
Under this agreement, the Company will recognize a $43.1 million gain, being the net consideration receivable, on the disposal of its Surety operations and renewal rights to Amynta.
Under the terms of the loss portfolio and quota share agreement with Crum & Forster, applying retroactive accounting treatment, the company will recognize a loss of $3.0 million in the third quarter of 2020, comprising total consideration payable of $50.7 million, against net reserves and net unearned premiums subject to the reinsurance agreement totaling $47.7 million.
Interest Rate Swaps.   In September 2020, we unwound the remaining $1.25 billion of our interest rate swaps.
Reinsurance Agreement.   In September 2020, we transferred $770.0 million in cash to Enstar as payment for the ADC premium, which reduced our investment portfolio.